7/20

06016876

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Banco de Guayaquil S.A.

*CURRENT ADDRESS P. Icaza 105 y Pichincha
Guayaquil, Guayas
Ecuador

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 2 0 2006
THOMSON FINANCIAL

FILE NO. 82- 35013 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: mm

DAT : 9/15/06

RECEIVED
2006 JUL 20 A 10: 24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ITEM (1) (c): 2005 AND 2006 BALANCE SHEETS, INCOME STATEMENTS AND STATEMENTS OF CHANGES IN FINANCIAL CONDITION

INFORMACION BASICA BG

Al 31 de Diciembre del 2005

RAZON SOCIAL:	Banco de Guayaquil S.A.
FECHA DE FUNDACION:	20 de Diciembre de 1923 (82 años)
TOTAL ACTIVOS + CONTINGENTES NETOS (MILES$):	$1,510,929
PARTICIPACION DE MERCADO (ACT + CONT.NETOS):	13.89%
CAPITAL PAGADO (MILES$):	$60,000
PATRIMONIO (MILES$):	$101,586
SOLVENCIA:	11.20%
PRECIO DE LA ACCION:	$2.50
CAPITALIZACION BURSATIL:	$150,000,000
VENTAS TOTALES 2005 (MILES)	$139,496
ROE (PATRIMONIO PROMEDIO):	20,17%
No.CLIENTES ACTIVOS:	401,853
OFICINAS	115
No. EMPLEADOS:	1808
CALIFICACION DE RIESGO:	AA+
AUDITOR EXTERNO:	Price WaterhouseCoopers

RIO GUAYAS COMPAÑÍA DE SEGUROS S.A.
BALANCE GENERAL
AL 31 DE ENERO DEL 2006
(Expresado en dólares estadounidenses)

RIO GUAYAS
COMPAÑÍA DE SEGUROS Y REASEGUROS S.

Activo		**Pasivo y patrimonio**	
Fondos Disponibles	755.929	Cuentas por pagar	3.897.798
Inversiones	4.940.925	Obligaciones Financieras	624
Cuentas por cobrar	2.673.692	Otros pasivos	2.796.971
Propiedades y equipo	232.257	Patrimonio	3.046.074
Otros activos	1.138.664	*Utilidad del Ejercicio*	162.224
Total del activo	**9.741.467**	**Total pasivo y patrimonio**	**9.741.467**
Cuentas de orden	19.935.730		

RIO GUAYAS COMPAÑÍA DE SEGUROS S.A.
BALANCE GENERAL
AL 28 DE FEBRERO DEL 2006
(Expresado en dólares estadounidenses)

RIO GUAYAS COMPAÑÍA DE SEGUROS Y REASEGUROS S.

Activo		Pasivo y patrimonio	
Fondos Disponibles	190.990	Cuentas por pagar	4.324.461
Inversiones	5.407.007	Obligaciones Financieras	0
Cuentas por cobrar	3.516.618	Otros pasivos	2.863.079
Propiedades y equipo	230.215	Patrimonio	3.226.372
Otros activos	1.069.083	*Utilidad del Ejercicio*	342.522
Total del activo	**10.413.913**	**Total pasivo y patrimonio**	**10.413.913**
Cuentas de orden	19.935.730		

RIO GUAYAS COMPAÑÍA DE SEGUROS S.A.
BALANCE GENERAL
AL 31 DE MARZO DEL 2006
(Expresado en dólares estadounidenses)

Activo		**Pasivo y patrimonio**	
Fondos Disponibles	398.038	Cuentas por pagar	4.745.217
Inversiones	5.285.223	Obligaciones Financieras	0
Cuentas por cobrar	4.189.730	Otros pasivos	2.797.139
Propiedades y equipo	228.387	Patrimonio	3.556.183
Otros activos	997.161	*Utilidad del Ejercicio*	672.332
Total del activo	**11.098.538**	**Total pasivo y patrimonio**	**11.098.538**
Cuentas de orden	20.353.983		

RIO GUAYAS COMPAÑÍA DE SEGUROS S.A.
ESTADO DE PERDIDAS Y GANANCIAS
AL 31 DE ENERO DEL 2006
(Expresado en dólares estadounidenses)

RIO GUAYA
COMPAÑIA DE SEGUROS Y REASEGUROS

Ingresos Financieros		
Intereses ganados	26.933	
Comisiones ganadas	175.448	202.382
Egresos Financieros		
Intereses causados	-1.760	
Comisiones causadas	-118.969	-120.729
Margen bruto financiero		81.653
Gastos Operacionales		-111.210
Gastos de operación	-111.210	
Margen operacional antes de provisiones, depreciaciones y amortizaciones		-29.558
PROVISIONES, DEPRECIACIONES Y AMORTIZACIONES		-2.096
Depreciaciones	-2.096	
MARGEN OPERACIONAL NETO		-31.653
Ingresos y gastos no operacionales, neto		193.877
Otros ingresos	4.162	
Resultados no operativos acreedores	4.419.597	
Otros gastos y pérdidas	4.229.882	
Resultado del Ejercicio		***162.224***

RIO GUAYAS COMPAÑÍA DE SEGUROS S.A.
ESTADO DE PERDIDAS Y GANANCIAS
AL 28 DE FEBRERO DEL 2006
(Expresado en dólares estadounidenses)

Ingresos Financieros		
Intereses ganados	51.644	
Comisiones ganadas	377.355	428.999
Egresos Financieros		
Intereses causados	-3.020	
Comisiones causadas	-247.325	-250.345
Margen bruto financiero		178.654
Gastos Operacionales		-218.606
Gastos de operación	-218.606	
Margen operacional antes de provisiones, depreciaciones y amortizaciones		-39.952
PROVISIONES, DEPRECIACIONES Y AMORTIZACIONES		-4.413
Depreciaciones	-4.413	
MARGEN OPERACIONAL NETO		-44.365
Ingresos y gastos no operacionales, neto		386.887
Otros ingresos	8.895	
Resultados no operativos acreedores	8.816.678	
Otros gastos y pérdidas	8.438.686	
Resultado del Ejercicio		***342.522***

RIO GUAYAS COMPAÑÍA DE SEGUROS S.A.
ESTADO DE PERDIDAS Y GANANCIAS
AL 31 DE MARZO DEL 2006
(Expresado en dólares estadounidenses)

RIO GUAYA
COMPAÑIA DE SEGUROS Y REASEGUROS

Ingresos Financieros		
Intereses ganados	77.922	
Comisiones ganadas	757.392	835.314
Egresos Financieros		
Intereses causados	-4.448	
Comisiones causadas	-505.893	-510.340
Margen bruto financiero		324.974
Gastos Operacionales		-370.853
Gastos de operación	-370.853	
Margen operacional antes de provisiones, depreciaciones y amortizaciones		-45.879
PROVISIONES, DEPRECIACIONES Y AMORTIZACIONES		-6.853
Depreciaciones	-6.853	
MARGEN OPERACIONAL NETO		-52.732
Ingresos y gastos no operacionales, neto		725.064
Otros ingresos	23.397	
Resultados no operativos acreedores	14.577.674	
Otros gastos y pérdidas	13.876.007	
Resultado del Ejercicio		***672.332***

BALANCE GENERAL

En miles de dólares

Ene-06

	ACTIVO	**1.388.686**
11	**Fondos Disponibles**	**341.319**
1101	Caja	31.739
1102	Depósitos para Encaje	22.204
1103	Bancos y Otras Instituciones Financieras	266.247
1104	Efecto de Cobro Inmediato	19.587
1105	Remesas en Tránsito	1.542
12	**Fondos Interbancarios Vendidos**	0
13	**Inversiones**	285.733
	Inversiones	306.061
1399	Provisión para Inversiones	-20.328
14	**Cartera de Crédito neta**	**550.683**
	Cartera por vencer	553.455
	Cartera que no devenga Intereses	6.506
	Cartera Vencida	6.041
1499	Provisión para Crédito Incobrables	-15.319
15	**Deudores por aceptación**	**16.710**
16	**Cuentas por Cobrar**	**53.251**
17	**Bienes Adjudicados por Pago**	**15.623**
18	**Activo Fijo**	**71.151**
19	**Otros Activos**	**54.216**
1901	Inversiones y Participaciones	10.911
1902	Derechos Fiduciarios	29.840
1904	Gastos y Pagos Anticipados	5.138
1905	Gastos Diferidos	11.282
1906	Materiales, Mercaderías e Insumos	374
1990	Otras cuentas del Activo	1.129
1999	Provisión para Otros Activos	-4.458

	PASIVO	**1.284.569**
21	**Obligaciones con el Publico**	**979.725**
2101	Depósitos a la vista	652.461
	Monetarios	345.009
	Ahorros	262.443
	Otros Depósitos	45.009
2102	Operaciones de Reporto	0
2103	Depósitos a plazo	327.264
2104	Depósitos en Garantía	0
22	**Operaciones Interbancarias**	0
23	**Obligaciones Inmediatas**	2.867
24	**Aceptaciones en Circulacion**	16.710
25	**Cuentas por Pagar**	30.054
26	**Obligaciones Financieras**	235.790
27	**Valores en Circulacion**	4
28	**Obligaciones Convertibles en Acciones y A**	15.000
29	**Otros Pasivos**	**4.419**

	PATRIMONIO	**104.117**
31	Capital Social	60.000
32	Primas o Dsctos Colocacion Acciones	0
33	Reservas	6.136
34	Otros Aportes Patrimoniales	0
35	Superavit por Valuaciones	16.513
36	Resultados	18.937
	Resultados del Ejercicio	**2.531**
	TOTAL GENERAL PASIVO + PATRIMONIO	**1.388.686**
64	CONTINGENTES	351.314
	TOTAL ACTIVOS MAS CONTINGENTES	**1.739.999**

ESTADO DE PERDIDAS Y GANANCIAS

Saldos Acumulados - En miles de dólares

Ene-06

	INGRESOS FINANCIEROS	**10.434**
51-510430	Intereses Ganados	6.179
52	Comisiones Ganadas	2.088
510430	Mora	193
54	Ingresos por Servicios	1.666
53	Utilidades Financieras	307
	EGRESOS FINANCIEROS	**2.804**
41	Intereses Causados Pagados	2.536
42	Comisiones Pagadas	238
43	Perdidas Financieras	30
	MARGEN BRUTO FINANCIERO	**7.630**
	INGRESOS OPERACIONALES	**2.045**
55	Otros Ingresos Operacionales	2.045
	EGRESOS OPERACIONALES	**5.146**
4501	Gastos de Personal	1.684
45-(4501,4505,4506)	Gastos de Operación	3.463
	OTROS INGRESOS Y EGRESOS OPERACIONALES	**4.528**
44+ 4505+4506	Provisión, Depreciación, Amortización	2.300
	MARGEN OPERACIONAL DESPUES DE PROVISION	**2.228**
	INGRESOS Y EGRESOS NO OPERACIONALES	**303**
56+57+58	Ingresos extraordinarios	595
46+47	Egresos extraordinarios	292
	RESULTADOS ANTES DE IMPUESTOS	**2.531**
48	Impuestos y Participación a Trabajadores	0
	UTILIDAD DISPONIBLE ACCIONISTAS	**2.531**

BALANCE GENERAL

En miles de dólares

Feb-06

	ACTIVO	**1.408.341**
11	**Fondos Disponibles**	**360.592**
1101	Caja	30.989
1102	Depósitos para Encaje	37.137
1103	Bancos y Otras Instituciones Financieras	269.502
1104	Efecto de Cobro Inmediato	21.818
1105	Remesas en Tránsito	1.147
12	**Fondos Interbancarios Vendidos**	0
13	**Inversiones**	284.916
	Inversiones	306.184
1399	Provisión para Inversiones	-21.268
14	**Cartera de Crédito neta**	**556.612**
	Cartera por vencer	557.147
	Cartera que no devenga Intereses	7.739
	Cartera Vencida	7.337
1499	Provisión para Crédito Incobrables	-15.610
15	**Deudores por aceptación**	**16.401**
16	**Cuentas por Cobrar**	**49.197**
17	**Bienes Adjudicados por Pago**	**15.713**
18	**Activo Fijo**	**70.931**
19	**Otros Activos**	**53.978**
1901	Inversiones y Participaciones	11.209
1902	Derechos Fiduciarios	29.838
1904	Gastos y Pagos Anticipados	4.920
1905	Gastos Diferidos	11.159
1906	Materiales, Mercaderías e Insumos	374
1990	Otras cuentas del Activo	935
1999	Provisión para Otros Activos	-4.458

	PASIVO	**1.309.653**
21	**Obligaciones con el Publico**	**997.502**
2101	Depósitos a la vista	660.675
	Monetarios	354.305
	Ahorros	259.840
	Otros Depósitos	46.530
2102	Operaciones de Reporto	0
2103	Depósitos a plazo	336.826
2104	Depósitos en Garantía	0
22	**Operaciones Interbancarias**	0
23	**Obligaciones Inmediatas**	3.635
24	**Aceptaciones en Circulacion**	16.401
25	**Cuentas por Pagar**	38.425
26	**Obligaciones Financieras**	234.277
27	**Valores en Circulacion**	4
28	**Obligaciones Convertibles en Acciones y Aportes**	15.000
29	**Otros Pasivos**	**4.409**

	PATRIMONIO	**98.688**
31	**Capital Social**	60.000

32 Primas o Dsctos Colocacion Acciones	0
33 Reservas	15.604
34 Otros Aportes Patrimoniales	0
35 Superavit por Valuaciones	16.513
36 Resultados	1.968
Resultados del Ejercicio	**4.603**
TOTAL GENERAL PASIVO + PATRIMONIO	**1.408.341**
64 CONTINGENTES	340.218
TOTAL ACTIVOS MAS CONTINGENTES	**1.748.559**
TOTAL ACTIVOS MAS CONTINGENTES NETOS	**1.490.722**

ESTADO DE PERDIDAS Y GANANCIAS
Saldos Acumulados - En miles de dólares
Feb-06

Cuenta	Concepto	Valor
	INGRESOS FINANCIEROS	**19.948**
51-510430	Intereses Ganados	11.884
52	Comisiones Ganadas	3.907
510430	Mora	359
54	Ingresos por Servicios	3.211
53	Utilidades Financieras	587
	EGRESOS FINANCIEROS	**5.373**
41	Intereses Causados Pagados	4.873
42	Comisiones Pagadas	445
43	Perdidas Financieras	54
	MARGEN BRUTO FINANCIERO	**14.575**
	INGRESOS OPERACIONALES	**4.197**
55	Otros Ingresos Operacionales	4.197
	EGRESOS OPERACIONALES	**10.134**
4501	Gastos de Personal	3.477
45-(4501,4505,4506)	Gastos de Operación	6.657
	OTROS INGRESOS Y EGRESOS OPERACIONALES	**8.638**
44+ 4505+4506	Provisión, Depreciación, Amortización	4.713
	MARGEN OPERACIONAL DESPUES DE PROVISION	**3.925**
	INGRESOS Y EGRESOS NO OPERACIONALES	**678**
56+57+58	Ingresos extraordinarios	1.001
46+47	Egresos extraordinarios	323
	RESULTADOS ANTES DE IMPUESTOS	**4.603**
48	Impuestos y Participación a Trabajadores	0
	UTILIDAD DISPONIBLE ACCIONISTAS	**4.603**

BALANCE GENERAL

En miles de dólares

Mar-06

	ACTIVO	**1.428.767**
11	**Fondos Disponibles**	**313.840**
1101	Caja	28.638
1102	Depósitos para Encaje	39.103
1103	Bancos y Otras Instituciones Financieras	225.773
1104	Efecto de Cobro Inmediato	19.024
1105	Remesas en Tránsito	1.302
12	**Fondos Interbancarios Vendidos**	0
13	**Inversiones**	337.509
	Inversiones	359.082
1399	Provisión para Inversiones	-21.573
14	**Cartera de Crédito neta**	**572.044**
	Cartera por vencer	573.968
	Cartera que no devenga Intereses	6.420
	Cartera Vencida	8.134
1499	Provisión para Crédito Incobrables	-16.478
15	**Deudores por aceptación**	**15.338**
16	**Cuentas por Cobrar**	**49.349**
17	**Bienes Adjudicados por Pago**	**15.351**
18	**Activo Fijo**	**70.755**
19	**Otros Activos**	**54.581**
1901	Inversiones y Participaciones	11.499
1902	Derechos Fiduciarios	25.428
1904	Gastos y Pagos Anticipados	5.091
1905	Gastos Diferidos	11.318
1906	Materiales, Mercaderías e Insumos	353
1990	Otras cuentas del Activo	939
1999	Provisión para Otros Activos	-48

	PASIVO	**1.326.670**
21	**Obligaciones con el Publico**	**1.014.520**
2101	Depósitos a la vista	675.887
	Monetarios	380.518
	Ahorros	261.150
	Otros Depósitos	34.219
2102	Operaciones de Reporto	0
2103	Depósitos a plazo	338.632
2104	Depósitos en Garantía	0
22	**Operaciones Interbancarias**	0
23	**Obligaciones Inmediatas**	3.324
24	**Aceptaciones en Circulacion**	15.338
25	**Cuentas por Pagar**	29.280
26	**Obligaciones Financieras**	243.666
27	**Valores en Circulacion**	4
28	**Obligaciones Convertibles en Acciones y Aportes**	15.000
29	**Otros Pasivos**	**5.539**

	PATRIMONIO	**102.096**
31	**Capital Social**	70.000

32 Primas o Dsctos Colocacion Acciones	0
33 Reservas	7.542
34 Otros Aportes Patrimoniales	0
35 Superavit por Valuaciones	16.513
36 Resultados	31
Resultados del Ejercicio	**8.011**
TOTAL GENERAL PASIVO + PATRIMONIO	**1.428.767**
64 CONTINGENTES	332.533
TOTAL ACTIVOS MAS CONTINGENTES	**1.761.300**
TOTAL ACTIVOS MAS CONTINGENTES NETOS	**1.513.102**

ESTADO DE PERDIDAS Y GANANCIAS

Saldos Acumulados - En miles de dólares

Mar-06

	INGRESOS FINANCIEROS	**30.788**
51-510430	Intereses Ganados	18.200
52	Comisiones Ganadas	6.166
510430	Mora	556
54	Ingresos por Servicios	4.974
53	Utilidades Financieras	891
	EGRESOS FINANCIEROS	**8.188**
41	Intereses Causados Pagados	7.400
42	Comisiones Pagadas	708
43	Perdidas Financieras	80
	MARGEN BRUTO FINANCIERO	**22.600**
	INGRESOS OPERACIONALES	**6.709**
55	Otros Ingresos Operacionales	6.709
	EGRESOS OPERACIONALES	**15.093**
4501	Gastos de Personal	5.267
45-(4501,4505,4506)	Gastos de Operación	9.826
	OTROS INGRESOS Y EGRESOS OPERACIONALES	**14.215**
44+ 4505+4506	Provisión, Depreciación, Amortización	7.372
	MARGEN OPERACIONAL DESPUES DE PROVISION	**6.844**
	INGRESOS Y EGRESOS NO OPERACIONALES	**1.167**
56+57+58	Ingresos extraordinarios	1.540
46+47	Egresos extraordinarios	373
	RESULTADOS ANTES DE IMPUESTOS	**8.011**
48	Impuestos y Participación a Trabajadores	0
	UTILIDAD DISPONIBLE ACCIONISTAS	**8.011**

ADMINISTRADORA DE FONDOS
BALANCE GENERAL
AL 31 ENERO DEL 2006
(Expresado en dólares estadounidenses)

ADMINISTRADORA DE FONDOS Y FIDEICOMISOS BG
BANCO DE GUAYAQUIL

Activo		Pasivo y patrimonio	
Fondos Disponibles	16.134	Cuentas por pagar	132.122
Inversiones	1.716.576		
Cuentas por cobrar	122.874	Patrimonio	1.892.677
Propiedades y equipo	41.805	*Utilidad del Ejercicio*	104.753
Otros activos	127.410		
Total del activo	**2.024.800**	**Total pasivo y patrimonio**	**2.024.800**
Cuentas de orden	**194.324.048**		

ADMINISTRADORA DE FONDOS
BALANCE GENERAL
AL 28 DE FEBRERO DEL 2006
(Expresado en dólares estadounidenses)

ADMINISTRADORA DE FONDOS Y FIDEICOMISOS BG
BANCO DE GUAYAQUIL

Activo		**Pasivo y patrimonio**	
Fondos Disponibles	3.210	Obligaciones inmediatas	730
Inversiones	1.743.948	Cuentas por pagar	142.213
Cuentas por cobrar	194.198		
Propiedades y equipo	40.590	Patrimonio	1.966.711
Otros activos	127.707	*Utilidad del Ejercicio*	178.787
Total del activo	**2.109.653**	**Total pasivo y patrimonio**	**2.109.653**
Cuentas de orden	**202.983.809**		

ADMINISTRADORA DE FONDOS
BALANCE GENERAL
AL 31 DE MARZO DEL 2006
(Expresado en dólares estadounidenses)

ADMINISTRADORA DE FONDOS Y FIDEICOMISOS BG
BANCO DE GUAYAQUIL

Activo		**Pasivo y patrimonio**	
Fondos Disponibles	7.018	Cuentas por pagar	90.286
Inversiones	1.810.661		
Cuentas por cobrar	191.437		
Propiedades y equipo	39.375	Patrimonio	2.056.257
Otros activos	98.052	*Utilidad del Ejercicio*	268.333
Total del activo	**2.146.542**	**Total pasivo y patrimonio**	**2.146.542**
Cuentas de orden	**206.447.202**		

ADMINISTRADORA DE FONDOS
ESTADO DE PERDIDAS Y GANANCIAS
AL 31 DE ENERO DEL 2006
(Expresado en dólares estadounidenses)

ADMINISTRADORA DE FONDOS Y FIDEICOMISOS BG
BANCO DE GUAYAQUIL

Ingresos Financieros		
Intereses ganados	5.424	
Comisiones ganadas	164.455	
Utilidades financieras	0	
Ingresos por servicios	0	169.879
Egresos Financieros		
Intereses causados	-	
Comisiones causadas	-	
Perdidas financieras	-	-
Margen bruto financiero		169.879
Otros ingresos y gastos operacionales		
Gastos Operacionales		
Gastos de operación	(47.072)	
Otras pérdidas operacionales	-	(47.072)
Margen operacional antes de provisiones, depreciaciones y amortizaciones		122.807
Provisiones, depreciaciones y amortizaciones		
Provisiones	(9.795)	
Depreciaciones	(1.215)	
Amortizaciones	-	(11.010)
Margen Operacional neto		111.797
Ingresos y gastos no operacionales, neto		1.527
Utilidad antes de impuestos y participaciones		113.323
Participación de empleados en las utilidades		3.500
Impuesto a la Renta		5.070
Resultado del Ejercicio		**104.753**

ADMINISTRADORA DE FONDOS
ESTADO DE PERDIDAS Y GANANCIAS
AL 28 DE FEBRERO DEL 2006
(Expresado en dólares estadounidenses)

Ingresos Financieros		
Intereses ganados	10.206	
Comisiones ganadas	311.500	321.706
Egresos Financieros		
Intereses causados	-	
Comisiones causadas	-	
Perdidas financieras	-	-
Margen bruto financiero		321.706
Otros ingresos y gastos operacionales		
Gastos Operacionales		
Gastos de operación	(105.392)	(105.392)
Margen operacional antes de provisiones, depreciaciones y amortizaciones		216.314
Provisiones, depreciaciones y amortizaciones		
Provisiones	(19.625)	
Depreciaciones	(2.510)	(22.135)
Margen Operacional neto		194.179
Ingresos y gastos no operacionales, neto		1.748
Utilidad antes de impuestos y participaciones		195.927
Participación de empleados en las utilidades		7.000
Impuesto a la Renta		10.140
Resultado del Ejercicio		**178.787**

ADMINISTRADORA DE FONDOS
ESTADO DE PERDIDAS Y GANANCIAS
AL 31 DE MARZO DEL 2006
(Expresado en dólares estadounidenses)

ADMINISTRADORA DE FONDOS Y FIDEICOMISOS BG
BANCO DE GUAYAQUIL

Ingresos Financieros		
Intereses ganados	15.610	
Comisiones ganadas	462.422	478.033
Egresos Financieros		
Comisiones causadas	(24)	
Perdidas financieras	(6)	(30)
Margen bruto financiero		478.002
Gastos Operacionales		
Gastos de operación	(154.177)	(154.177)
Margen operacional antes de provisiones, depreciaciones y amortizaciones		323.825
Provisiones, depreciaciones y amortizaciones		
Provisiones	(27.807)	
Depreciaciones	(3.645)	(31.452)
Margen Operacional neto		292.374
Ingresos y gastos no operacionales, neto		2.241
Utilidad antes de impuestos y participaciones		294.615
Participación de empleados en las utilidades		10.613
Impuesto a la Renta		15.669
Resultado del Ejercicio		268.333

CASA DE VALORES
BALANCE GENERAL
AL 31 ENERO DEL 2006
(Expresado en dólares estadounidenses)

MULTIVALORES BG
BANCO DE GUAYAQUIL

Activo		**Pasivo y patrimonio**	
Fondos Disponibles	374.694	Cuentas por pagar	373.359
Inversiones	611.431	Patrimonio	748.256
Deudores por aceptaciones	57	*Utilidad del Ejercicio*	26.894
Cuentas por cobrar	29.119		
Otros activos	106.315		
Total del activo	**1.121.615**	**Total pasivo y patrimonio**	**1.121.615**
Cuentas de orden	5.188.184		

CASA DE VALORES
BALANCE GENERAL
AL 28 DE FEBRERO DEL 2006
(Expresado en dólares estadounidenses)

MULTIVALORES BG
BANCO DE GUAYAQUIL

Activo		**Pasivo y patrimonio**	
Fondos Disponibles	187.190	Cuentas por pagar	164.783
Inversiones	590.007	Patrimonio	775.885
Deudores por aceptaciones	16.998	*Utilidad del Ejercicio*	54.523
Cuentas por cobrar	43.514		
Otros activos	102.957		
Total del activo	**940.667**	**Total pasivo y patrimonio**	**940.667**
Cuentas de orden	5.368.737		

CASA DE VALORES
BALANCE GENERAL
AL 31 DE MARZO DEL 2006
(Expresado en dólares estadounidenses)

MULTIVALORES BG
BANCO DE GUAYAQUIL

Activo		Pasivo y patrimonio	
Fondos Disponibles	466.327	Cuentas por pagar	362.307
Inversiones	557.571	Patrimonio	798.897
Deudores por aceptaciones	0	*Utilidad del Ejercicio*	77.535
Cuentas por cobrar	32.917		
Otros activos	104.389		
Total del activo	**1.161.204**	**Total pasivo y patrimonio**	**1.161.204**
Cuentas de orden	5.512.357		

CASA DE VALORES
ESTADO DE PERDIDAS Y GANANCIAS
AL 31 DE ENERO DEL 2006
(Expresado en dólares estadounidenses)

MULTIVALORES BG
BANCO DE GUAYAQUIL

Ingresos Financieros		
Intereses ganados	2.334	
Comisiones ganadas	33.161	
Utilidades financieras	4.860	
Ingresos por servicios	884	41.240
Egresos Financieros		
Intereses causados	-	
Comisiones causadas	(954)	
Perdidas financieras	-	(954)
Margen bruto financiero		40.286
Otros ingresos operacionales		-
Gastos Operacionales		
Gastos de operación	(10.565)	
Otras pérdidas operacionales	-	(10.565)
Margen operacional antes de provisiones, depreciaciones y amortizaciones		29.721
Provisiones, depreciaciones y amortizaciones		
Provisiones	-	
Depreciaciones	(200)	
Amortizaciones	-	(200)
Margen Operacional neto		29.521
Ingresos y gastos no operacionales, neto		0
Utilidad antes de impuestos y participaciones		29.521
Participación de empleados en las utilidades		1.043
Impuesto a la Renta		1.584
Resultado del Ejercicio		**26.894**

CASA DE VALORES
ESTADO DE PERDIDAS Y GANANCIAS
AL 28 DE FEBRERO DEL 2006
(Expresado en dólares estadounidenses)

MULTIVALORES BG
BANCO DE GUAYAQUIL

Ingresos Financieros		
Intereses ganados	4.787	
Comisiones ganadas	70.844	
Utilidades financieras	7.629	
Ingresos por servicios	1.649	84.909
Egresos Financieros		
Intereses causados	-	
Comisiones causadas	(2.310)	
Perdidas financieras	-	(2.310)
Margen bruto financiero		82.599
Otros ingresos operacionales		-
Gastos Operacionales		
Gastos de operación	(22.422)	
Otras pérdidas operacionales	-	(22.422)
Margen operacional antes de provisiones, depreciaciones y amortizaciones		60.177
Provisiones, depreciaciones y amortizaciones		
Provisiones	-	
Depreciaciones	(400)	
Amortizaciones	-	(400)
Margen Operacional neto		59.777
Ingresos y gastos no operacionales, neto		0
Utilidad antes de impuestos y participaciones		59.777
Participación de empleados en las utilidades		2.086
Impuesto a la Renta		3.168
Resultado del Ejercicio		**54.523**

CASA DE VALORES
ESTADO DE PERDIDAS Y GANANCIAS
AL 31 DE MARZO DEL 2006
(Expresado en dólares estadounidenses)

MULTIVALORES BG
BANCO DE GUAYAQUIL

Ingresos Financieros		
Intereses ganados	13.227	
Comisiones ganadas	97.243	
Utilidades financieras	11.445	
Ingresos por servicios	2.437	**124.352**
Egresos Financieros		
Intereses causados	-	
Comisiones causadas	(3.940)	
Perdidas financieras	-	**(3.940)**
Margen bruto financiero		**120.413**
Otros ingresos y egresos operacionales		-
Gastos Operacionales		
Gastos de operación	(34.397)	**(34.397)**
Otras pérdidas operacionales	-	
Margen operacional antes de provisiones, depreciaciones y amortizaciones		**86.016**
Provisiones, depreciaciones y amortizaciones		
Provisiones	-	
Depreciaciones	(600)	
Amortizaciones	-	**(600)**
Margen Operacional neto		**85.416**
Ingresos y gastos no operacionales, neto		-
Utilidad antes de impuestos y participaciones		**85.416**
Participación de empleados en las utilidades		3.129
Impuesto a la Renta		4.752
Resultado del Ejercicio		**77.535**

GUAYAQUIL BANK
BALANCE GENERAL
AL 31 DE ENERO DEL 2006
(Expresado en dólares estadounidenses)

GUAYAQUIL BANK & TRUST
BANCO DE GUAYAQUIL

Activo		Pasivo y patrimonio	
Fondos Disponibles	39.593.687	Obligaciones con el público	52.641.215
Inversiones	3.615.851	Obligaciones inmediatas	0
Cartera de créditos	31.906.406	Aceptaciones en circulación	0
Deudores por aceptaciones	0	Cuentas por pagar	35.550
Cuentas por cobrar	528.896	Obligaciones Financieras	20.000.000
Bienes adjudicados por pago, de arrendamiento mercantil y no utilizados por la institución	0	Valores en circulación	0
Propiedades y equipo	35.822	Obligaciones convertibles en acciones y aportes para futura capitalización	0
Otros activos	393.691	Otros pasivos	0
		Patrimonio	3.397.589
		Utilidad del Ejercicio	1.236
Total del activo	**76.074.354**	**Total pasivo y patrimonio**	**76.074.354**

Cuentas contingentes	2.400
Cuentas de orden	2.155.507

GUAYAQUIL BANK
BALANCE GENERAL
AL 28 DE FEBRERO DEL 2006
(Expresado en dólares estadounidenses)

GUAYAQUIL BANK & TRUST
BANCO DE GUAYAQUIL

Activo		Pasivo y patrimonio	
Fondos Disponibles	39.901.710	Obligaciones con el público	54.654.306
Inversiones	3.356.058	Obligaciones inmediatas	0
Cartera de créditos	33.900.185	Aceptaciones en circulación	0
Deudores por aceptaciones	0	Cuentas por pagar	37.138
Cuentas por cobrar	532.554	Obligaciones Financieras	20.000.000
Bienes adjudicados por pago, de arrendamiento mercantil y no utilizados por la institución	0	Valores en circulación	0
		Obligaciones convertibles en acciones y aportes para futura capitalización	0
Propiedades y equipo	32.670		
Otros activos	366.691	Otros pasivos	0
		Patrimonio	3.398.425
		Utilidad del Ejercicio	2.072
Total del activo	**78.089.868**	**Total pasivo y patrimonio**	**78.089.868**
Cuentas contingentes	**2.400**		
Cuentas de orden	**1.883.715**		

GUAYAQUIL BANK
BALANCE GENERAL
AL 31 DE MARZO DEL 2006
(Expresado en dólares estadounidenses)

GUAYAQUIL BANK & TRUST
BANCO DE GUAYAQUIL

Activo		**Pasivo y patrimonio**	
Fondos Disponibles	38.758.903	Obligaciones con el público	48.063.149
Inversiones	3.407.313	Obligaciones inmediatas	0
Cartera de créditos	28.397.558	Aceptaciones en circulación	0
Deudores por aceptaciones	0	Cuentas por pagar	35.296
Cuentas por cobrar	573.936	Obligaciones Financieras	20.000.000
Bienes adjudicados por pago, de arrendamiento mercantil y no utilizados por la institución	0	Valores en circulación	0
		Obligaciones convertibles en acciones y aportes para futura capitalización	0
Propiedades y equipo	29.518		
Otros activos	330.742	Otros pasivos	0
		Patrimonio	3.399.525
		Utilidad del Ejercicio	3.172
Total del activo	**71.497.970**	**Total pasivo y patrimonio**	**71.497.970**
Cuentas contingentes	**2.400**		
Cuentas de orden	**1.350.164**		

GUAYAQUIL BANK
ESTADO DE PERDIDAS Y GANANCIAS
AL 31 DE ENERO DEL 2006
(Expresado en dólares estadounidenses)

GUAYAQUIL BANK & TRUST
BANCO DE GUAYAQUIL

Ingresos Financieros		
Intereses ganados	152.269	
Comisiones ganadas	17.835	
Utilidades financieras	0	
Ingresos por servicios	5.851	175.955
Egresos Financieros		
Intereses causados	(83.177)	
Comisiones causadas	(1.790)	
Perdidas financieras	-	(84.967)
Margen bruto financiero		90.988
Otros ingresos operacionales		0
Gastos Operacionales		
Gastos de operación	(52.230)	
Otras pérdidas operacionales	-	(52.230)
Margen operacional antes de provisiones, depreciaciones y amortizaciones		38.758
Provisiones, depreciaciones y amortizaciones		
Provisiones	-	
Depreciaciones	(3.152)	
Amortizaciones	(35.649)	(38.801)
Margen Operacional neto		-43
Ingresos y gastos no operacionales, neto		1.279
Resultado del Ejercicio		***1.236***

GUAYAQUIL BANK
ESTADO DE PERDIDAS Y GANANCIAS
AL 28 DE FEBRERO DEL 2006
(Expresado en dólares estadounidenses)

GUAYAQUIL BANK & TRUST
BANCO DE GUAYAQUIL

Ingresos Financieros		
Intereses ganados	432.785	
Comisiones ganadas	31.416	
Utilidades financieras	0	
Ingresos por servicios	9.903	474.105
Egresos Financieros		
Intereses causados	(157.520)	
Comisiones causadas	(3.136)	
Perdidas financieras	-	(160.656)
Margen bruto financiero		313.449
Otros ingresos operacionales		-
Gastos Operacionales		
Gastos de operación	(234.297)	
Otras pérdidas operacionales	-	(234.297)
Margen operacional antes de provisiones, depreciaciones y amortizaciones		79.152
Provisiones, depreciaciones y amortizaciones		
Provisiones	-	
Depreciaciones	(6.304)	
Amortizaciones	(73.451)	(79.756)
Margen Operacional neto		-604
Ingresos y gastos no operacionales, neto		2.675
Resultado del Ejercicio		***2.072***

GUAYAQUIL BANK
ESTADO DE PERDIDAS Y GANANCIAS
AL 31 DE MARZO DEL 2006
(Expresado en dólares estadounidenses)

GUAYAQUIL BANK & TRUST
BANCO DE GUAYAQUIL

Ingresos Financieros		
Intereses ganados	621.207	
Comisiones ganadas	48.082	
Utilidades financieras	0	
Ingresos por servicios	14.102	683.391
Egresos Financieros		
Intereses causados	(228.953)	
Comisiones causadas	(4.737)	
Perdidas financieras	-	(233.690)
Margen bruto financiero		449.701
Otros ingresos operacionales		0
Gastos Operacionales		
Gastos de operación	(331.336)	
Otras pérdidas operacionales	-	(331.336)
Margen operacional antes de provisiones, depreciaciones y amortizaciones		118.365
Provisiones, depreciaciones y amortizaciones		
Provisiones	(55.000)	
Depreciaciones	(9.456)	
Amortizaciones	(109.739)	(174.196)
Margen Operacional neto		(55.830)
Ingresos y gastos no operacionales, neto		59.003
Resultado del Ejercicio		***3.172***

ITEM (1) (b): 2005 QUARTERLY REPORTS AND FINANCIAL STATEMENTS
English translation

Performance evaluation

As April 30th, 2005

AA+
Rating

BANCO DE GUAYAQUIL
M U L T I B A N C O

¡Sólidamente a su lado!

www.bancoguayaquil.com

Performance evaluation
As April 30 th, 2005

Assets + Contingents:

Banco de Guayaquil's Total Assets plus Contingents As of April 30th 2005 increased to US$ 1,304,311.M, which compared to the balance at April 2004 (US$ 1,110,124.M) represents a 17.49% growth rate. Meanwhile the Financial System grew from US$ 8,060,238.M to US$ 9,470,234.M meaning a growth of 17.49% as well.

Next table presents the Assets + Contingents balance of the top 10 banks and the Financial System.

ASSETS + CONTINGENTS

As April 30, 2005

BANKS	USD (thousands)	% (share)	RANKING
PICHINCHA	2.170.030	22,91%	1
GUAYAQUIL	1.304.311	13,77%	2
PRODUBANCO	1.302.009	13,75%	3
PACIFICO	1.014.931	10,72%	4
BOLIVARIANO	757.349	8,00%	5
INTERNACIONAL	708.498	7,48%	6
AUSTRO	289.785	3,06%	7
SOLIDARIO	258.471	2,73%	8
CITIBANK	232.832	2,46%	9
MACHALA	225.854	2,38%	10
TOP 10	**8.264.070**	**87,26%**	
FINANCIAL SYSTEM	**9.470.274**	**100,00%**	

Next exhibit presents Total Assets + Contingents evolution since April 2004:

EVOLUTION

(thousands of dollars)


1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
1,110,124
1,176,385
1,304,311
APR.04
DEC.04
APR.05

3

Liquidity:

The liquidity is represented by the total funds available (US$ 284,556.M) divided by the total short term deposits (US$ 770,557.M).At April 2005, Banco de Guayaquil presented a ratio of 36.93%.

LIQUIDITY RATIO

As April 30, 2005

BANKS	RATIO	RANKING
BOLIVARIANO	41,14%	1
GUAYAQUIL	36,93%	2
MACHALA	28,86%	3
AUSTRO	25,49%	4
INTERNACIONAL	23,62%	5
PRODUBANCO	23,07%	6
PACIFICO	20,38%	7
SOLIDARIO	18,16%	8
PICHINCHA	15,92%	9
CITIBANK	13,13%	10
TOP 10	**24,24%**	
FINANCIAL SYSTEM	**24,90%**	

Structural Liquidity Ratio:

The "structural liquidity" ratio is based on the composition of customer liabilities and their historic volatility.

The structural liquidity ratio required for Banco de Guayaquil at April 2005 is 10.95%, however the ratio is 57.09%; which was 5.21 times the required one.

Investments:

The Investment portfolio includes fixed and high liquidity assets, which are negotiated in local and international financial markets.

The next table presents the portfolio structure by origin (local or international) and its risk rating recommended by international firms as Moody's and Standard & Poors.

At the end of April 2005 Banco de Guayaquil has 88.11% of its portfolio on international investments. Additionally, 81,48% of the total portfolio represents financial assets graded AAA on international markets.

INVESTMENTS PORTFOLIO

As April 30, 2005

ORIGIN	THOUSANDS OF DOLLARS	SHARE (%)
INTERNATIONAL	262.822	88,11%
LOCAL	35.465	11,89%
TOTAL	**298.287**	**100,00%**

INVESTMENTS RISK RATING

As April 30, 2005

RATING	INTERNATIONAL	LOCAL	TOTAL	SHARE (%)
AAA	241.770	1.277	243.047	81,48%
AA	1.096	11.763	12.859	4,31%
A	19.956	400	20.356	6,82%
OTHERS	-	22.025	22.025	7,38%
TOTAL	**262.822**	**35.465**	**298.287**	**100,00%**

The next table presents the Investments to Total Assets ratio of country's top ten banks:

INVESTMENTS / ASSETS

As April 30, 2005

BANKS	USD (thousands)	RATIO	RANKING
CITIBANK	119.920	58,45%	1
PACIFICO	279.845	29,63%	2
PRODUBANCO	254.966	26,13%	3
GUAYAQUIL	**298.287**	**24,35%**	**4**
PICHINCHA	381.654	19,15%	5
INTERNACIONAL	93.455	15,57%	6
MACHALA	31.938	14,91%	7
SOLIDARIO	28.618	11,08%	8
BOLIVARIANO	59.806	9,33%	9
AUSTRO	12.971	4,61%	10
TOP 10	**1.561.460**	**21,28%**	
FINANCIAL SYSTEM	**1.656.149**	**19,49%**	

In addition, the table below presents the investment portfolio's evolution since April 2004:

EVOLUTION

(thousands of dollars)



300,000
298,000
296,000
294,000
292,000
290,000
294,352
299,150
298,287
APR.04
DEC.04
APR.05

Loans:

Banco de Guayaquil total loans volume which includes the gross loan portfolio plus the net contingents increased to US$ 584,410.M on April 2005. At April 2004 Banco de Guayaquil recorded US$ 491,808.M, which represents 18.83% growth rate.

The next table presents the top ten banks' loan volume and theirs market share:

LOANS & NET CONTINGENTS

As April 30, 2005

BANKS	USD (thousands)	% (share)	RANKING
PICHINCHA	1.308.860	23,43%	1
PRODUBANCO	790.018	14,14%	2
GUAYAQUIL	**584.410**	**10,46%**	**3**
PACIFICO	506.912	9,07%	4
BOLIVARIANO	478.562	8,57%	5
INTERNACIONAL	458.599	8,21%	6
AUSTRO	206.317	3,69%	7
SOLIDARIO	179.600	3,21%	8
MACHALA	131.689	2,36%	9
CITIBANK	89.132	1,60%	10
TOP 10	**4.734.099**	**84,73%**	
FINANCIAL SYSTEM	**5.587.228**	**100,00%**	

In addition, this exhibit presents the loans' evolution since April 2004:

EVOLUTION

(thousands of dollars)


650,000
600,000
550,000
500,000
450,000
400,000
350,000
300,000
250,000
200,000
491,808
576,983
584,410
APR.04
DEC.04
APR.05

Past Due Loans:

These are loans which at the moment of the due date the client have not paid or renewed it.

The total past due loan portfolio includes: the past due loan portfolio plus non accrual loans which may not generate income for the bank.

The next table's second column shows the coefficient of the net past due loan portfolio related with the total loans.

As of April 30th ,2005 the coefficient of the net past due loan portfolio of Banco de Guayaquil was –0. 44%. On the other hand, Banco de Guayaquil's provisions represented 110, 36% of the total Past Due Loans portfolio; while the Financial system was up to 109.47%.

The Loan Loss Provisions are the resources which are taken from the bank's profits and are assigned as backup for the potential losses which may come from the non recovered loans.

CREDIT RISK

As April 30, 2005

BANKS	PAST DUE LOAN RATIO	RK	NET PAST DUE LOAN	RK	PROVISIONS RATIO	RK	COVERAGE RATIO	RK
BOLIVARIANO	1,50%	1	-1,36%	3	3,14%	9	190,78%	1
INTERNACIONAL	1,68%	2	-0,82%	5	2,83%	10	149,12%	3
PRODUBANCO	2,79%	3	-0,45%	6	3,51%	7	116,19%	6
CITIBANK	3,78%	4	-1,48%	2	6,57%	3	139,31%	4
MACHALA	3,87%	5	0,83%	8	3,17%	8	78,59%	9
GUAYAQUIL	4,26%	6	-0,44%	7	4,89%	6	110,36%	7
PICHINCHA	4,97%	7	-1,09%	4	6,34%	4	121,83%	5
SOLIDARIO	6,50%	8	1,36%	9	5,14%	5	79,08%	8
AUSTRO	11,77%	9	4,81%	10	7,03%	2	59,11%	10
PACIFICO	15,92%	10	-8,45%	1	24,53%	1	153,10%	2
TOP 10	**5,31%**		**-1,29%**		**6,85%**		**124,33%**	
FINANCIAL SYSTEM	**5,69%**		**-0,55%**		**6,47%**		**109,67%**	

Allowances for Non Recovered Loans:

At April 2005 the Allowances for Non Recovered Loans were US$ 27,238.M. During the current year Banco de Guayaquil constituted US$ 9,450.M as Loan Loss Provisions. Additionally US$ 8.979.M were charged-off to the Allowances according to the Superintendency of Banks' regulations.

Next table shows the first quarter Loan Portfolio rating's summary as March 31st 2005, the Required Provisions and the Provisions constituted by Banco de Guayaquil according to the new Regulations established by the Superintendency of Banks.

LOANS AND CONTINGENTS RATING AND CONSTITUTED PROVISIONS

As of March 31, 2005 (thousands of dollars)

SUMMARY	BALANCE	% share	REQUIRED PROVISION	CONSTITUTED PROVISION	SURPLUS PROVISION
A NORMAL RISK	519.934	89,07%	5.248	5.248	-
B POTENTIAL RISK	26.234	4,49%	1.474	1.474	-
C DEFICIENT	20.652	3,54%	7.806	7.806	-
D DOUBTFULL COLLECTION	11.279	1,93%	6.594	6.594	-
E LOSSES	5.623	0,96%	5.623	5.623	-
TOTAL	**583.722**	**100,00%**	**26.745**	**26.745**	**-**

8

Core Deposits:

The Banco de Guayaquil Core Deposits at April 30th ,2005 increased to US$ 835,506.M. Next table presents Top ten banks' Core Deposits in the same period.

CORE DEPOSITS

As April 30, 2005

BANKS	USD (thousands)	% (share)	RANKING
PICHINCHA	1.584.837	24,11%	1
GUAYAQUIL	835.506	12,71%	2
PRODUBANCO	772.463	11,75%	3
PACIFICO	709.802	10,80%	4
BOLIVARIANO	530.500	8,07%	5
INTERNACIONAL	511.439	7,78%	6
AUSTRO	247.048	3,76%	7
MACHALA	186.737	2,84%	8
SOLIDARIO	179.797	2,74%	9
CITIBANK	155.532	2,37%	10
TOP 10	**5.713.661**	**86,94%**	
FINANCIAL SYSTEM	**6.572.006**	**100,00%**	

As of April 30th, 2005 Core Deposits (US$ 835,506.M) was US$ 114,801.M higher than the balance in the same period on 2004 (US$ 720,705.M), which represents a 15.93% growth rate. It is important to highlight that 65.78% corresponds to Sight Deposits and 34.22% to Time Deposits.

The next exhibit shows the Core Deposits evolution since April 2004:

EVOLUTION

(thousands of dollars)


880,000
840,000
800,000
760,000
720,000
680,000
640,000
720,705
801,280
835,506
APR.04
DEC.04
APR.05

Capital:

Banco de Guayaquil Capital ratio at April 2005 was 11.31%, which represents a Capital surplus of US$ 17,678.M; 2.31% higher than Required Capital.

Next table presents the Capital ratio for the top10 banks as April 30th ,2005:

CAPITAL RATIO

As April 30, 2005

BANKS	RATIO	RANKING
CITIBANK	24,95%	1
PACIFICO	12,88%	2
BOLIVARIANO	12,02%	3
GUAYAQUIL	**11,31%**	**4**
AUSTRO	10,75%	5
PRODUBANCO	10,55%	6
INTERNACIONAL	10,55%	7
PICHINCHA	10,40%	8
SOLIDARIO	10,33%	9
MACHALA	9,98%	10
TOP 10	**11,27%**	
FINANCIAL SYSTEM	**12,09%**	

Next exhibit presents Banco de Guayaquil's equity evolution since April 2004. For April 2004 and 2005, the Equity includes the profits before taxes and employees' participation:

EVOLUTION

(thousands of dollars)


90,000
86,000
82,000
78,000
74,000
70,000
78,826
85,771
86,997
APR.04
DEC.04
APR.05

Next table presents the Risk Weighted Capital Ratio and how it was calculated as of April 30th ,2005.

TOTAL CAPITAL AND RISK WEIGHTED ASSETS

As April 30, 2005

DESCRIPTION	BG US$
CORE CAPITAL (TIER I)	
Paid-in capital	59,287
Legal reserve	4,909
RETAINED EARNINGS	-
(A) TOTAL CORE CAPITAL	**64,196**
SUPPLEMENTARY CAPITAL	
Convertible Securities	15,000
Reserve for equity restatement	1,227
Valuation surplus	7,195
Profits	5,585
Dividends paid in advance	-
SUPPLEMENTARY CAPITAL (TIER II)	**29,007**
(B) LIMITED SUPPLEMENTARY CAPITAL	
(C = A + B) TOTAL CAPITAL	**93,203**
MINUS	
Offshore office and Branches's equity	
Entities' proportional equity that regards regulations do not require Capital	
(D) DEDUCTIONS FROM CAPITAL	6,564
(E = C - D) TOTAL QUALIFYING CAPITAL	**86,639**
RISK WEIGHTED ASSETS & CONTINGENTS	
Risk weighted assets by 0.10	806
Risk weighted assets by 0.20	44,377
Risk weighted assets by 0.25	-
Risk weighted assets by 0.40	8,013
Risk weighted assets by 0.50	16,380
Risk weighted assets by 1.00	696,650
(F) TOTAL RISK WEIGHTED ASSETS & CONTINGENTS	**766,227**
(G = F X 9%) REQUIRED CAPITAL	**68,960**
(H = E - G) SURPLUS OR DEFICIT OF REQUIRED CAPITAL	**17,679**
TOTAL ASSETS & CONTINGENTS (4%)	**62,227**
RISK WEIGHTED ASSET RATIO	**11.31%**

Profitability (ROE):

This ratio (Return on Equity) was calculated as the coefficient of the gross profits, before taxes and employees' participation divided by the equity at the beginning of the year.

RETURN ON EQUITY (ROE)

As April 30, 2005

BANKS	RATIO	RANKING
AUSTRO	55,00%	1
INTERNACIONAL	34,63%	2
SOLIDARIO	27,04%	3
PACIFICO	21,16%	4
MACHALA	19,97%	5
GUAYAQUIL	**19,54%**	**6**
BOLIVARIANO	19,54%	7
PICHINCHA	17,38%	8
PRODUBANCO	17,14%	9
CITIBANK	14,15%	10
TOP 10	**21,35%**	
FINANCIAL SYSTEM	**21,95%**	

Operating Expenses/Deposits:

The ratio of total operational and personnel expenditures divided by Deposits: Sight Deposits, Inter-bank funds borrowed, card holders' funds, repos, time deposits, Due to banks and other financial institutions and outstanding obligations; estimate the operational cost which a bank may pay to raise funds.

At April 2005 Banco de Guayaquil's ratio was 5.58%, while the financial system average ratio was 8.13% in the same period; this represents the high efficiency level reached by Banco de Guayaquil.

OPERATING EXPENSES/DEPOSITS

As April 30, 2005

BANKS	RATIO	RANKING
PACIFICO	5,44%	1
GUAYAQUIL	**5,58%**	**2**
BOLIVARIANO	7,11%	3
INTERNACIONAL	7,17%	4
CITIBANK	7,33%	5
PRODUBANCO	7,48%	6
MACHALA	7,59%	7
AUSTRO	7,63%	8
PICHINCHA	8,73%	9
SOLIDARIO	13,44%	10
TOP 10	**7,40%**	
FINANCIAL SYSTEM	**8,13%**	

Operating Expenses/ Assets + Net Contingents

This ratio is calculated as the Operating Expenses (Included Personnel) divided by Total Assets plus Net Contingents. This represents how costly is increasing Assets.

At April 2005 the Financial System average ratio was 6.18% and for Banco de Guayaquil was 4.74% in the same period. The technology level and the personnel capacity may affect this indicator.

OPERATING EXPENSES/ASSETS + NET CONTINGENTS

As April 30, 2005

BANKS	RATIO	RANKING
PACIFICO	4,02%	1
PRODUBANCO	4,69%	2
GUAYAQUIL	4,74%	3
INTERNACIONAL	5,17%	4
BOLIVARIANO	5,22%	5
CITIBANK	5,47%	6
MACHALA	6,42%	7
AUSTRO	6,51%	8
PICHINCHA	6,76%	9
SOLIDARIO	11,99%	10
TOP 10	**5,61%**	
FINANCIAL SYSTEM	**6,18%**	

"AA+" Rating


¡Sólidamente a su lado!
AA+
Banco de Guayaquil obtuvo la mejor calificación dentro de los Bancos Privados Ecuatorianos, de acuerdo al Análisis de la Firma Calificadora de riesgo Humphreys.
Qué significa la calificación "AA"
Qué significa el signo "+"
BANCO DE GUAYAQUIL
MULTIBANCO
¡Sólidamente a su lado!

At April 2005, Banco de Guayaquil kept the "AA+" rating, the best rating reached by private national banks.

The "AA" rating means: The institution is very strong financially; it has a good performance record and does not seem to have weak aspects that have not been highlighted. The full risk profile, even though is low, is not as good as the one for the institutions which are in the highest rating category.

What does "+" means: It signs the position inside the category.


BANCO DE GUAYAQUIL
MULTIBANCO
¡Sólidamente a su lado!

Agreement with the Spanish Embassy

Now your ride to Spain starts at Banco de Guayaquil.

Banco de Guayaquil will carry out the Consular rates collection and the appointment assignment as the regular procedure in order to ask for the Spain Visa, making the process more efficient, faster,



comfortable and safe for the whole country.

From now on you can ask for an appointment to get your Spain Visa through any of our national branches.

The agreement was signed by Mr. Juan María Alzina de Aguilar, Spanish Ambassador and Mr. Guillermo Lasso Mendoza, Banco de Guayaquil's Executive President.


BANCO DE GUAYAQUIL
MULTIBANCO
BANRED
VISA
PLUS
Maestro
Cirrus
BNF
Red Oportuna
Consultas.
Retiros.
Transferencias.
Pagos de Servicios
luz, agua, teléfono.
Cambio de clave.
Compra tiempo aire.
www.banco com

Agreement with Banco Nacional de Fomento

Banco de Guayaquil signed an agreement with Banco Nacional de Fomento in order to install Automatic Teller Machines (ATMs) at their branches. The Banco de Guayaquil's ATMs will be installed initially in 30 branches of Banco Nacional de Fomento having the possibility to expand this service to the whole net. Now a day there are ATM's installed in the six most important head cities for each zone which are: Guayaquil, Quito, Portoviejo, Cuenca and Loja in addition to Puyo and Tena.

These ATM's will provide the service as own ATMs do for *Efectiva* cardholders from Banco de Guayaquil and *Oportuna* Cardholders of Banco Nacional de Fomento. In addition to this service the ATM's will accept cards affiliated to Banred, Cirrus, Visa Plus and American Express.

Through this agreement Banco de Guayaquil will enlarge its net service offer to new places where there are no branches. On the other hand, Banco de Fomento will offer these services to their clients for the first time.

First half Results

Performance Evaluation

As June 30th, 2005

Rating

AA+

BANCO DE GUAYAQUIL
M U L T I B A N C O

¡Sólidamente a su lado!

www.bancoguayaquil.com

INDEX

Next, we will review Banco de Guayaquil´s performance results as June 30Th, 2005.

At II quarter Banco de Guayaquil has increased its liquidity levels to 39.29% over total short term deposits, its capital ratio (11.18%) is 218 basis points higher than the one required by law (9%); its net profits are 15.67% higher than IIQ04 one; Past due loan ratio have been reduced to 2.29% , with allowances for non Recovered Loans equivalent to 140.76% of the total Past Due Loans.

These results have allowed us maintain AA+ rating and a higher market capitalization been Banco de Guayaquil stock the most traded one at Bolsa de Valores de Guayaquil (BVG).

Performance Evaluation
As June 30th, 2005

Assets + Contingents:

Banco de Guayaquil's Total Assets plus Contingents as of June 30th 2005 increased to US$ 1,364,201.M, which compared to the balance at June 2004 (US$ 1,049,628.M) represents a 29.97% growth rate. Meanwhile the Financial System grew from US$ 8,209,312.M to US$ 9,679,005.M meaning a growth of 17.90%.

Next table presents the Assets + Contingents balance of the top 10 banks and the Financial System.

ASSETS + CONTINGENTS

As June 30, 2005

BANKS	USD (thousands)	% (share)	RANKING
PICHINCHA	2,181,922	22.54%	1
GUAYAQUIL	1,364,201	14.09%	2
PRODUBANCO	1,234,841	12.76%	3
PACIFICO	1,035,020	10.69%	4
BOLIVARIANO	768,033	7.94%	5
INTERNACIONAL	760,581	7.86%	6
AUSTRO	323,602	3.34%	7
SOLIDARIO	272,041	2.81%	8
CITIBANK	233,809	2.42%	9
MACHALA	224,572	2.32%	10
TOP 10	**8,398,622**	**86.77%**	
FINANCIAL SYSTEM	**9,679,005**	**100.00%**	

Next exhibit presents Total Assets + Contingents evolution since June 2004:

EVOLUTION

(thousands of dollars)


1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
1,049,628
1,176,476
1,364,201
JUN.04
DEC.04
JUN.05

Liquidity:

The liquidity is represented by the total funds available (US$ 310,420.M) divided by the total short term deposits (US$ 790,008.M).At June 2005, Banco de Guayaquil reached a 39.29% liquidity ratio.

LIQUIDITY RATIO

As June 30, 2005

BANKS	RATIO	RANKING
BOLIVARIANO	44.70%	1
GUAYAQUIL	39.29%	2
AUSTRO	33.01%	3
MACHALA	26.13%	4
SOLIDARIO	25.27%	5
INTERNACIONAL	22.31%	6
PRODUBANCO	21.16%	7
PACIFICO	18.05%	8
PICHINCHA	17.25%	9
CITIBANK	12.00%	10
TOP 10	**25.04%**	
FINANCIAL SYSTEM	**25.71%**	

Structural Liquidity Ratio:

The "structural liquidity" ratio is based on the composition of customer liabilities and their historic volatility.

The structural liquidity ratio required for Banco de Guayaquil at June 2005 is 14.57%, however the ratio is 42.61%; which was 2.92 times the required one.

Investments:

The Investment portfolio includes fixed and high liquidity financial assets, which are negotiated in local and international markets.

The next table presents the portfolio structure by origin (local or international) and its risk rating recommended by international firms as Moody's and Standard & Poor's.

At the end of June 2005, Banco de Guayaquil has 87.36% of its portfolio on international financial asssets. Additionally, 77.69% of the total portfolio represents financial assets graded AAA on international markets.

INVESTMENTS PORTFOLIO

As June 30, 2005

ORIGIN	THOUSANDS OF DOLLARS	SHARE (%)
INTERNATIONAL	277,408	87.36%
LOCAL	40,154	12.64%
TOTAL	**317,563**	**100.00%**

INVESTMENTS RISK RATING

As June 30, 2005

RATING	INTERNATIONAL	LOCAL	TOTAL	SHARE (%)
AAA	246,724	-	246,724	77.69%
AA	5,294	15,772	21,066	6.63%
A	25,391	946	26,337	8.29%
OTHERS	-	23,436	23,436	7.38%
TOTAL	**277,408**	**40,154**	**317,563**	**100.00%**

The next table presents Investments to Total Assets ratio of country's Top ten banks:

INVESTMENTS / ASSETS

As June 30, 2005

BANKS	USD (thousands)	RATIO	RANKING
CITIBANK	121,905	58.96%	1
PACIFICO	282,724	29.66%	2
PRODUBANCO	229,607	24.74%	3
GUAYAQUIL	**317,563**	**24.59%**	**4**
PICHINCHA	309,598	15.37%	5
INTERNACIONAL	94,687	14.78%	6
MACHALA	29,731	13.86%	7
SOLIDARIO	29,775	10.96%	8
BOLIVARIANO	57,918	8.72%	9
AUSTRO	12,148	3.84%	10
TOP 10	**1,485,656**	**19.80%**	
FINANCIAL SYSTEM	**1,582,237**	**18.12%**	

In addition, the table below presents the investment portfolio's evolution since June 2004:

EVOLUTION

(thousands of dollars)


400,000
300,000
200,000
100,000
0
253,445
299,150
317,563
JUN.04
DEC.04
JUN.05

Loans:

Banco de Guayaquil total loans volume which includes the gross loan portfolio plus the net contingents increased to US$ 585,326.M on June 2005. At June 2004, Banco de Guayaquil recorded US$ 510,140.M, which represents a 14.74% growth rate.

The next table presents the top ten banks' loan volume and theirs market share:

LOANS & NET CONTINGENTS

As June 30, 2005

BANKS	USD (thousands)	% (share)	RANKING
PICHINCHA	1,369,195	23.65%	1
PRODUBANCO	770,633	13.31%	2
GUAYAQUIL	585,326	10.11%	3
PACIFICO	557,512	9.63%	4
INTERNACIONAL	505,164	8.72%	5
BOLIVARIANO	475,637	8.21%	6
AUSTRO	218,606	3.78%	7
SOLIDARIO	183,465	3.17%	8
MACHALA	135,841	2.35%	9
CITIBANK	89,168	1.54%	10
TOP 10	**4,890,546**	**84.46%**	
FINANCIAL SYSTEM	**5,790,088**	**100.00%**	

In addition, next exhibit shows the loans' evolution since June 2004:

EVOLUTION

(thousands of dollars)


650,000
600,000
550,000
500,000
450,000
400,000
350,000
300,000
250,000
200,000
510,140
576,983
585,326
JUN.04
DEC.04
JUN.05

Past Due Loans:

These are loans which at the moment of the due date the client have not paid or renewed it.

The total past due loan portfolio includes: the past due loan portfolio plus non accrual loans which may not generate income for the bank.

The next table's second column shows the coefficient of the net past due loan portfolio related with the total loans.

As of June 30th, 2005 the coefficient of the net past due loan portfolio of Banco de Guayaquil was –0. 93%. On the other hand, Banco de Guayaquil's provisions represented 140, 76% of the total Past Due Loans portfolio; while the Financial system is up to 120.58%.

The Loan Loss Provisions are the resources which are taken from the bank's profits and are assigned as backup for the potential losses which may come from the non recovered loans.

CREDIT RISK

As June 30, 2005

BANKS	PAST DUE LOAN RATIO	RK	NET PAST DUE LOAN	RK	PROVISIONS RATIO	RK	COVERAGE RATIO	RK
INTERNACIONAL	1.45%	1	-0.81%	7	2.60%	10	155.98%	4
BOLIVARIANO	1.46%	2	-1.58%	4	3.30%	8	208.20%	2
CITIBANK	1.98%	3	-2.81%	2	6.08%	4	242.21%	1
GUAYAQUIL	2.29%	4	-0.93%	5	3.37%	7	140.76%	5
PRODUBANCO	2.65%	5	-0.83%	6	3.72%	6	131.35%	7
MACHALA	2.99%	6	0.02%	8	3.06%	9	99.47%	8
PICHINCHA	4.26%	7	-1.69%	3	6.23%	3	139.59%	6
SOLIDARIO	4.69%	8	0.25%	9	4.44%	5	94.58%	9
AUSTRO	11.16%	9	4.30%	10	6.92%	2	61.49%	10
PACIFICO	14.59%	10	-8.25%	1	23.01%	1	156.54%	3
TOP 10	**4.62%**		**-1.74%**		**6.60%**		**137.63%**	
FINANCIAL SYSTEM	**5.00%**		**-1.03%**		**6.24%**		**120.58%**	

Allowances for Non Recovered Loans:

At June 2005, the Allowances for Non Recovered Loans were US$ 19,497.M.

Next table shows the second quarter Loan Portfolio rating's summary as June 30th 2005, the Required Provisions and the Provisions constituted by Banco de Guayaquil according to the new Regulations established by the Superintendency of Banks.

LOANS AND CONTINGENTS RATING AND CONSTITUTED PROVISIONS

As June 30, 2005
(thousands of dollars)

	SUMMARY	BALANCE	% SHARE	REQUIRED PROVISION	CONSTITUTED PROVISION	SURPLUS PROVISION
A	NORMAL RISK	537,647	92.21%	5,417	5,417	-
B	POTENTIAL RISK	21,902	3.76%	1,802	1,802	-
C	DEFICIENT	12,125	2.08%	4,865	4,865	-
D	DOUBTFULL COLLECTION	9,873	1.69%	5,895	5,895	-
E	LOSSES	1,518	0.26%	1,518	1,518	-
	TOTAL	**583,065**	**100.00%**	**19,497**	**19,497**	-

Core Deposits:

At June 30th, 2005 the Core Deposits of Banco de Guayaquil reached US$ 871,940.M. Next table presents Top ten banks' Core Deposits in the same period.

CORE DEPOSITS

As June 30, 2005

BANKS	USD (thousands)	% (share)	RANKING
PICHINCHA	1,634,395	23.86%	1
GUAYAQUIL	871,940	12.73%	2
PRODUBANCO	759,224	11.08%	3
PACIFICO	731,697	10.68%	4
INTERNACIONAL	554,090	8.09%	5
BOLIVARIANO	553,711	8.08%	6
AUSTRO	278,191	4.06%	7
MACHALA	190,489	2.78%	8
SOLIDARIO	187,530	2.74%	9
CITIBANK	156,971	2.29%	10
TOP 10	**5,918,239**	**86.40%**	
FINANCIAL SYSTEM	**6,850,140**	**100.00%**	

As of June 30th, 2005 Core Deposits (US$ 871,940.M) was US$ 162,186.M higher than the balance in the same period on 2004 (US$ 709,754.M), which represents a 22.85% growth rate. It is important to highlight that 66.96% corresponds to Sight Deposits and 33.04% to Time Deposits.

The next exhibit shows the Core Deposits evolution since June 2004:

EVOLUTION

(thousands of dollars)


1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
709,754
801,280
871,940
JUN.04
DEC.04
JUN.05

Capital:

Banco de Guayaquil Capital ratio at June 2005 was 11.18%, which represents a Capital surplus of US$ 17,359.M; 2.18% higher than Required Capital (9%).

Next table presents the Capital ratio for the top10 banks as June 30th, 2005:

CAPITAL RATIO

As June 30, 2005

BANKS	RATIO	RANKING
CITIBANK	18.77%	1
PACIFICO	12.67%	2
BOLIVARIANO	12.60%	3
PRODUBANCO	11.35%	4
GUAYAQUIL	11.18%	5
AUSTRO	10.97%	6
SOLIDARIO	10.59%	7
INTERNACIONAL	10.55%	8
PICHINCHA	10.52%	9
MACHALA	10.28%	10
TOP 10	**11.39%**	
FINANCIAL SYSTEM	**12.14%**	

SOURCE: Superintendency of Banks

Next exhibit presents Banco de Guayaquil's equity evolution since June 2004. For June 2004 and 2005, equity includes the profits before taxes and employees' participation:

EVOLUTION

(thousands of dollars)


94,000
90,000
86,000
82,000
78,000
74,000
82,147
85,771
91,372
JUN.04
DEC.04
JUN.05

Next table presents the Risk Weighted Capital Ratio and how it was calculated as of June 30th ,2005.

TOTAL CAPITAL AND RISK WEIGHTED ASSETS

As June 30, 2005
(thousands of dollars)

DESCRIPTION	BG US$
CORE CAPITAL (TIER I)	
Paid-in capital	59,979
Legal reserve	4,909
RETAINED EARNINGS	-
(A) TOTAL CORE CAPITAL	**64,888**
SUPPLEMENTARY CAPITAL	
Convertible Securities	15,000
Reserve for equity restatement	1,227
Valuation surplus	7,195
Profits	9,268
Dividends paid in advance	-2,000
SUPPLEMENTARY CAPITAL (TIER II)	**30,689**
(B) LIMITED SUPPLEMENTARY CAPITAL	
(C = A + B) TOTAL CAPITAL	**95,578**
MINUS	
Offshore office and Branches`s equity	
Entities´ proportional equity that regards regulations do not require Capital	
(D) DEDUCTIONS FROM CAPITAL	6,576
(E = C - D) TOTAL QUALIFYING CAPITAL	**89,002**
RISK WEIGHTED ASSETS & CONTINGENTS	
Risk weighted assets by 0.10	845
Risk weighted assets by 0.20	46,113
Risk weighted assets by 0.25	-
Risk weighted assets by 0.40	6,338
Risk weighted assets by 0.50	16,083
Risk weighted assets by 1.00	726,658
(F) TOTAL RISK WEIGTHED ASSETS & CONTINGENTS	**796,037**
(G = F X 9%) REQUIRED CAPITAL	**71,643**
(H = E - G) SURPLUS OR DEFICIT OF REQUIRED CAPITAL	**17,359**
TOTAL ASSETS & CONTINGENTS (4%)	**64,468**
RISK WEIGHTED ASSET RATIO	**11.18%**

Profitability (ROE):

This ratio (Return on Equity) was calculated as the coefficient of the gross profits, before taxes and employees` participation divided by the equity at the beginning of the year.

RETURN ON EQUITY (ROE) As June 30, 2005		
BANKS	**RATIO**	**RANKING**
AUSTRO	47.91%	1
INTERNACIONAL	37.94%	2
PICHINCHA	30.68%	3
SOLIDARIO	23.71%	4
MACHALA	22.70%	5
GUAYAQUIL	21.61%	6
PACIFICO	21.50%	7
BOLIVARIANO	21.40%	8
PRODUBANCO	21.04%	9
CITIBANK	12.22%	10
TOP 10	**23.23%**	
FINANCIAL SYSTEM	**23.32%**	

Operating Expenses/Deposits:

The ratio of total operational and personnel expenditures divided by Deposits: Sight Deposits, Inter-bank funds borrowed, card holders' funds, repos, time deposits, Due to banks and other financial institutions and outstanding obligations; estimate the operational cost which a bank may pay to raise funds.

At June 2005, Banco de Guayaquil´s ratio was 5.33%, while the financial system average ratio was 7.94% in the same period; this represents the high efficiency level reached by Banco de Guayaquil.

OPERATIONAL EXPENDITURES/DEPOSITS As June 30, 2005		
BANKS	**RATIO**	**RANKING**
GUAYAQUIL	5.33%	1
PACIFICO	5.38%	2
INTERNACIONAL	6.78%	3
BOLIVARIANO	6.88%	4
AUSTRO	7.06%	5
CITIBANK	7.25%	6
MACHALA	7.59%	7
PRODUBANCO	7.73%	8
PICHINCHA	12.87%	9
SOLIDARIO	13.34%	10
TOP 10	**7.25%**	
FINANCIAL SYSTEM	**7.94%**	

Operating Expenses/ Assets + Net Contingents

This ratio is calculated as the Operating Expenses (Included Personnel) divided by Total Assets plus Net Contingents. This ratio represents how costly is increasing Assets.

At June 2005, the Financial System average ratio was 4.59% and for Banco de Guayaquil was 6.15% in the same period. The technology level and the personnel capacity may affect this indicator.

OPERATIONAL EXPENDITURES/ASSETS + CONTINGENTS

As June 30, 2005

BANKS	RATIO	RANKING
PACIFICO	4.02%	1
GUAYAQUIL	4.59%	2
PRODUBANCO	4.93%	3
INTERNACIONAL	4.94%	4
BOLIVARIANO	5.21%	5
CITIBANK	5.39%	6
AUSTRO	6.14%	7
MACHALA	6.51%	8
PICHINCHA	10.13%	9
SOLIDARIO	11.97%	10
TOP 10	**5.59%**	
FINANCIAL SYSTEM	**6.15%**	

BANCO DE GUAYAQUIL
M U L T I B A N C O

BALANCE SHEET

ASSETS	JUNE 2004	JUNE 2005	VAR.	%
AVAILABLE FUNDS	**138.657**	**310.420**	**171.763**	**123,88%**
INTER-BANK LENDING	**2.200**	**0**	**-2.200**	**-100,00%**
INVESTMENTS	**253.445**	**317.563**	**64.117**	**25,30%**
NEGOTIATION	135.890	168.084	32.194	23,69%
AVAILABLE FOR SALE	13.401	13.453	53	0,39%
UNTIL DUE	105.373	141.135	35.762	33,94%
RESTRICTED DISPONIBILITY	5.868	8.091	2.223	37,88%
ALLOWANCE FOR PROTECTION OF SECURITIES	-7.087	-13.201	-6.115	86,28%
LOAN PORTFOLIO	**409.082**	**474.304**	**65.222**	**15,94%**
CURRENT LOAN PORTFOLIO	411.873	479.710	67.837	16,47%
PORTFOLIO NOT ACCRUING INTEREST OR INCOME	9.239	5.268	-3.972	-42,99%
PAST DUE LOANS.	16.190	7.994	-8.196	-50,62%
ALLOWANCE FOR LOAN LOSSES	-28.220	-18.668	9.552	-33,85%
DEBTORS FOR ACCEPTATIONS	**6.052**	**13.537**	**7.485**	**123,68%**
ACCOUNTS RECEIVABLE	**47.880**	**47.117**	**-763**	**-1,59%**
FORECLOSED PROPERTY	**26.076**	**16.408**	**-9.668**	**-37,08%**
PROPERTY AND EQUIPMENT	**68.154**	**70.560**	**2.406**	**3,53%**
OTHER ASSETS	**37.934**	**41.653**	**3.719**	**9,80%**
TOTAL ASSETS	**989.480**	**1.291.561**	**302.081**	**30,53%**
NET CONTINGENT ACCOUNTS	**60.280**	**72.639**	**12.359**	**20,50%**
TOTAL ASSETS AND NET CONTIGENT ACCOUNTS	**1.049.760**	**1.364.201**	**314.440**	**29,95%**

LIABILITIES	JUNE 2004	JUNE 2005	VAR.	%
CUSTOMER LIABILITIES	709.754	871.940	162.187	22,85%
INMEDIATE OBLIGATIONS	2.321	4.110	1.789	77,10%
OUTSTANDING ACCEPTANCES	6.052	13.537	7.485	123,68%
ACCOUNTS PAYABLE	18.776	19.317	541	2,88%
FINANCIAL OBLIGATIONS	149.967	272.583	122.617	81,76%
OUTSTANDING SECURITIES	4	4	0	0,00%
CONVERTIBLE SECURITIES AND EQUITY CONTRIBUTIONS	15.000	15.000	0	0,00%
OTHERS LIABILITIES	5.460	3.699	-1.762	-32,27%
TOTAL LIABILITIES	**907.333**	**1.200.189**	**292.856**	**32,28%**

EQUITY	JUNE 2004	JUNE 2005	VAR.	%
EQUITY	53.004	59.979	6.975	13,16%
PREMIUM OR DISCOUNT IN SHARE ISSUED	0	0	0	0,00%
RESERVES	5.142	6.136	994	19,33%
PAID IN CAPITAL	0	0	0	0,00%
CAPITAL SURPLUS	15.989	15.989	0	0,00%
NET INCOME	0	0	0	0,00%
	8.012	9.268	1.256	15,67%
TOTAL EQUITY	**82.147**	**91.372**	**9.225**	**11,23%**
TOTAL LIABILITIES AND EQUITY	**989.480**	**1.291.561**	**302.081**	**30,53%**

BANCO DE GUAYAQUIL
M U L T I B A N C O

PROFITS & LOSSES STATEMENT

INCOME	JUNE 2004	JUNE 2005	VAR.	%
INTEREST EARNED	**33.754**	**36.549**	**2.794**	**8,28%**
LOANS	27.422	26.623	-799	-2,91%
INVESTMENT	6.332	9.925	3.593	56,75%
COMMISSIONS EARNED	**1.611**	**3.528**	**1.917**	**119,05%**
EARNINGS BY SUBSIDIARY COMPANIES	**26**	**1.441**	**1.415**	**5406,48%**
TRANSACTIONAL INCOME	**18.378**	**25.084**	**6.706**	**36,49%**
BANKING SERVICES	8.528	11.303	2.775	32,54%
CREDIT CARDS	9.850	13.781	3.931	39,91%
OTHER INCOME	**290**	**349**	**59**	**20,39%**
TOTAL INCOME	**54.058**	**66.950**	**12.892**	**23,85%**

EXPENSES	JUNE 2004	JUNE 2005	VAR.	%
INTEREST EXPENSES	**12.788**	**11.970**	**-818**	**-6,40%**
COMMISSION PAID & ACCRUED	**175**	**341**	**166**	**95,27%**
OPERATING EXPENSES	**15.532**	**19.369**	**3.837**	**24,70%**
CONTRIBUTIONS	**1.956**	**2.370**	**413**	**21,13%**
TRANSACTIONAL EXPENSES	**5.819**	**6.955**	**1.136**	**19,52%**
BANKING SERVICES	1.254	1.598	344	27,46%
CREDIT CARD	4.566	5.357	792	17,34%
DEPRECIATIONS	**2.063**	**2.348**	**285**	**13,80%**
OTHER EXPENSES	**2.043**	**1.596**	**-447**	**-21,87%**
TOTAL EXPENSES	**40.377**	**44.948**	**4.571**	**11,32%**
NET OPERATING MARGIN	**13.682**	**22.002**	**8.321**	**60,82%**
EXTRAORDINARY INCOME	**2.896**	**2.702**	**-195**	**-6,73%**
PROVISIONS AND AMORTIZATIONS	**8.566**	**15.436**	**6.870**	**80,20%**
PROFITS BEFORE EMPLOYEES PROFIT SHARING AND TAX PROVISIONS	**8.012**	**9.268**	**1.256**	**15,68%**

Rating AA+


¡Sólidamente a su lado!
AA+
Banco de Guayaquil obtuvo la mejor calificación dentro de los Bancos Privados Ecuatorianos, de acuerdo al Análisis de la Firma Calificadora de riesgo Humphreys.
Qué significa la calificación "AA"
La institución es muy sólida financieramente. tiene buenos antecedentes de desempeño y no parece tener aspectos débiles que se destaquen. Su perfil general de riesgo, aunque bajo, no es tan favorable como el de las instituciones que se encuentran en la categoría más alta de la calificación.
Qué significa el signo "+"
Indica la posición dentro de la categoría.
BANCO DE GUAYAQUIL
MULTIBANCO
¡Sólidamente a su lado!

At June 2005, Banco de Guayaquil kept the "AA+" rating, the best rating reached by private national banks.

The "AA" rating means: The institution is very solid financially; it has a good performance record and does not seem to have weak aspects that have not been highlighted. The full risk profile, even though is low, is not as good as the one for the institutions which are in the highest rating category.

What does "+" means: It signs the position inside the category.


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CORPORACION CIVIL
BOLSA DE VALORES
DE GUAYAQUIL

DG.E. 2005.6208

Guayaquil, Julio 18 del 2005

Economista
Julio Mackliff Elizalde
Vicepresidente Ejecutivo
BANCO DE GUAYAQUIL
Ciudad

De mis consideraciones:

Por medio de la presente, me permito informarle que la acción del Banco de Guayaquil obtuvo el mayor índice de presencia bursátil (56,0%), entre las acciones inscritas en la Bolsa de Valores de Guayaquil, durante el primer semestre del año 2005.

Sin más particular por el momento reciba usted un cordial saludo.

Atentamente,

Enrique Arosemena Baquerizo
Director General

Banco de Guayaquil , the most traded stock at BVG.

Third Quarter 2005 Results

Performance Evaluation
As September 30th, 2005

INDEX

Performance Evaluation

Next, we will review Banco de Guayaquil's performance results as September 30Th, 2005.

At III quarter Banco de Guayaquil has increased its liquidity levels to 41,20% over total short term deposits, its capital ratio (11.42%) is 242 basis points higher than the one required by law (9%); its gross profits are 21,96% higher than IIIQ04 one; Past due loan ratio have been reduced to 3,14% , with allowances for non Recovered Loans equivalent to 109,21% of the total Past Due Loans.

These results have allowed us maintain AA+ rating and a higher market capitalization been Banco de Guayaquil stock the most traded one at Bolsa de Valores de Guayaquil (BVG- Guayaquil Stock Exchange)

Performance Evaluation
As September 30th, 2005

Assets + Contingents:

Banco de Guayaquil's Total Assets plus net Contingents as of September 30th 2005 increased to US$ 1,425,595.M, which compared to the balance at September 2004 (US$ 1,149,192.M) represents a 24.05% growth rate. Meanwhile the Financial System grew from US$ 8,574,580.M to US$ 10,442,738.M meaning a growth of 17.89%.

Next table presents the Assets + Contingents balance of the top 10 banks and the Financial System.

ASSETS + CONTINGENTS

As September 30, 2005

BANKS	USD (thousands)	% (share)	RANKING
PICHINCHA	2.445.698	23,42%	1
GUAYAQUIL	1.425.595	13,65%	2
PRODUBANCO	1.337.308	12,81%	3
PACIFICO	1.102.591	10,56%	4
BOLIVARIANO	803.774	7,70%	5
INTERNACIONAL	797.188	7,63%	6
AUSTRO	338.591	3,24%	7
SOLIDARIO	284.418	2,72%	8
MACHALA	229.036	2,19%	9
CITIBANK	216.859	2,08%	10
TOP 10	**8.981.058**	**86,00%**	
FINANCIAL SYSTEM	**10.442.738**	**100,00%**	

Next exhibit presents Total Assets + Contingents evolution since September 2004:

EVOLUTION

(thousands of dollars)


1.600.000
1.400.000
1.200.000
1.000.000
800.000
600.000
400.000
200.000
0
1.149.192
1.176.476
1.425.595
SEP.04
DIC.04
SEP.05

Liquidity:

The liquidity is represented by the total funds available (US$ 343,593.126.M) divided by the total short term deposits (US$ 833,978,744.M).At September 2005, Banco de Guayaquil reached a 41.20% liquidity ratio, while the financial system liquidity ratio was 29.85%.

LIQUIDITY RATIO

As September 30, 2005

BANKS	RATIO	RANKING
BOLIVARIANO	51,15%	1
GUAYAQUIL	41,20%	2
AUSTRO	31,91%	3
PICHINCHA	26,77%	4
SOLIDARIO	25,01%	5
INTERNACIONAL	24,17%	6
MACHALA	23,66%	7
PRODUBANCO	23,63%	8
PACIFICO	19,21%	9
CITIBANK	15,60%	10
TOP 10	**29,19%**	
FINANCIAL SYSTEM	**29,85%**	

Structural Liquidity Ratio:

The "structural liquidity" ratio is based on the composition of customer liabilities and their historic volatility.

The structural liquidity ratio required for Banco de Guayaquil at September 2005 is 12,45%, however the ratio is 44,17%; which was 3.55 times the required one.

Investments:

The Investment portfolio includes fixed and high liquidity financial assets, which are negotiated in local and international markets.

The next table presents the portfolio structure by origin (local or international) and its risk rating recommended by international firms as Moody's and Standard & Poor's.

At the end of September 2005, Banco de Guayaquil has 91.16% of its portfolio on international financial assets. Additionally, 77.75% of the total portfolio represents financial assets graded AAA on international markets.

INVESTMENTS PORTFOLIO

As September 30, 2005

ORIGIN	THOUSANDS OF DOLLARS	SHARE (%)
INTERNATIONAL	273.788	91,16%
LOCAL	26.558	8,84%
TOTAL	**300.346**	**100,00%**

INVESTMENTS RISK RATING

As September 30, 2005

RATING	INTERNATIONAL	LOCAL	TOTAL	SHARE (%)
AAA	233.530	-	233.530	77,75%
AA	2.110	14.329	16.440	5,47%
A	38.148	768	38.916	12,96%
OTHERS	-	11.460	11.460	3,82%
TOTAL	**273.788**	**26.558**	**300.346**	**100,00%**

The next table presents Investments to Total Assets ratio of country's Top ten banks:

INVESTMENTS / ASSETS

As September 30th, 2005

BANKS	USD (thousands)	RATIO	RANKING
CITIBANK	99.278	53,36%	1
PACIFICO	317.272	30,43%	2
PRODUBANCO	224.935	23,12%	3
GUAYAQUIL	**300.346**	**22,45%**	**4**
MACHALA	28.536	13,09%	5
PICHINCHA	270.312	12,03%	6
INTERNACIONAL	80.393	11,94%	7
SOLIDARIO	30.008	10,56%	8
BOLIVARIANO	53.633	7,60%	9
AUSTRO	17.255	5,21%	10
TOP 10	**1.421.969**	**17,78%**	
FINANCIAL SYSTEM	**1.525.310**	**16,27%**	

In addition, the table below presents the investment portfolio's evolution since September 2004:

EVOLUTION

(thousands of dollars)


400.000
300.000
200.000
100.000
0
258.101
299.150
300.346
SEP.04
DIC.04
SEP.05

Loans:

Banco de Guayaquil total loans volume which includes the gross loan portfolio plus the net contingents increased to US$ 622,069.M on September 2005. At September 2004, Banco de Guayaquil recorded US$ 557,218.M, which represents 11, 64% growth rate.

The next table presents the top ten banks' loan volume and theirs market share:

LOANS & NET CONTINGENTS

As September 30, 2005

BANKS	USD (thousands)	% (share)	RANKING
PICHINCHA	1.498.481	23,97%	1
PRODUBANCO	862.901	13,80%	2
GUAYAQUIL	622.069	9,95%	3
PACIFICO	576.393	9,22%	4
INTERNACIONAL	540.840	8,65%	5
BOLIVARIANO	479.167	7,66%	6
AUSTRO	225.553	3,61%	7
SOLIDARIO	191.873	3,07%	8
MACHALA	143.949	2,30%	9
CITIBANK	90.815	1,45%	10
TOP 10	**5.232.041**	**83,68%**	
FINANCIAL SYSTEM	**6.252.078**	**100,00%**	

In addition, next exhibit shows the loans' evolution since September 2004:

EVOLUTION

(thousands of dollars)


700.000
600.000
500.000
400.000
300.000
200.000
557.218
576.983
622.069
SEP.04
DIC.04
SEP.05

Past Due Loans:

These are loans which at the moment of the due date the client have not paid or renewed it.

The total past due loan portfolio includes: the past due loan portfolio plus non accrual loans which may not generate income for the bank.

The next table's second column shows the coefficient of the net past due loan portfolio related with the total loans.

As of September 30th, 2005 the coefficient of the net past due loan portfolio of Banco de Guayaquil was –0.29%. On the other hand, Banco de Guayaquil's provisions represented 109.21% of the total Past Due Loans portfolio; while the Financial system is up to 121.51%.

The Loan Loss Provisions are the resources which are taken from the bank's profits and are assigned as backup for the potential losses which may come from the non recovered loans.

CREDIT RISK

As September 30, 2005

BANKS	PAST DUE LOAN RATIO	RK	NET PAST DUE LOAN	RK	PROVISIONS RATIO	RK	COVERAGE RATIO	RK
INTERNACIONAL	1,34%	1	-0,84%	5	2,50%	10	162,58%	4
BOLIVARIANO	1,48%	2	-1,72%	4	3,44%	7	216,08%	2
CITIBANK	1,75%	3	-2,72%	2	6,19%	3	254,99%	1
PRODUBANCO	2,45%	4	-0,69%	6	3,44%	8	128,20%	6
GUAYAQUIL	**3,14%**	**5**	**-0,29%**	**7**	**3,57%**	**6**	**109,21%**	**7**
MACHALA	3,65%	6	0,71%	8	3,03%	9	80,63%	9
PICHINCHA	4,10%	7	-1,77%	3	6,15%	4	143,15%	5
SOLIDARIO	5,70%	8	0,85%	9	4,85%	5	85,02%	8
AUSTRO	11,03%	9	3,91%	10	7,17%	2	64,53%	10
PACIFICO	13,61%	10	-9,03%	1	22,74%	1	166,36%	3
TOP 10	**4,53%**		**-1,72%**		**6,49%**		**137,93%**	
FINANCIAL SYSTEM	**4,86%**		**-1,05%**		**6,13%**		**121,51%**	

Allowances for Non Recovered Loans:

At September 2005, the Allowances for Non Recovered Loans were US$ 21,915.M.

Next table shows the third quarter Loan Portfolio rating's summary as September 30th 2005, the Required Provisions and the Provisions constituted by Banco de Guayaquil according to the new Regulations established by the Superintendency of Banks.

LOANS AND CONTINGENTS RATING AND CONSTITUTED PROVISIONS

As September 30, 2005
(thousands of dollars)

	SUMMARY	BALANCE	% SHARE	REQUIRED PROVISION	CONSTITUTED PROVISION	SURPLUS PROVISION
A	NORMAL RISK	567.687	91,40%	5.647	5.730	82,94
B	POTENTIAL RISK	25.917	4,17%	2.039	2.039	-
C	DEFICIENT	14.865	2,39%	5.287	5.287	- 0,00
D	DOUBTFULL COLLECTION	9.251	1,49%	5.586	5.586	-
E	LOSSES	3.357	0,54%	3.357	3.357	0,00
	TOTAL	**621.078**	**100,00%**	**21.915**	**21.998**	**82,94**

Core Deposits:

At September 30th, 2005 the Core Deposits of Banco de Guayaquil reached US$ 930,280.M. Next table presents Top ten banks' Core Deposits in the same period.

CORE DEPOSITS

As September 30, 2005

BANKS	USD (thousands)	% (share)	RANKING
PICHINCHA	1.799.635	24,57%	1
GUAYAQUIL	930.280	12,70%	2
PACIFICO	791.076	10,80%	3
PRODUBANCO	783.731	10,70%	4
BOLIVARIANO	579.295	7,91%	5
INTERNACIONAL	573.336	7,83%	6
AUSTRO	291.194	3,98%	7
MACHALA	191.485	2,61%	8
SOLIDARIO	190.658	2,60%	9
CITIBANK	151.576	2,07%	10
TOP 10	**6.282.265**	**85,76%**	
FINANCIAL SYSTEM	**7.325.048**	**100,00%**	

As of September 30th, 2005 Core Deposits (US$ 930,280.M) was US$ 155,343.M higher than the balance in the same period on 2004 (US$ 774,937.M), which represents a 20.05% growth rate. It is important to highlight that 66.19% corresponds to Sight Deposits and 33.81% to Time Deposits.

The next exhibit shows the Core Deposits evolution since September 2004:

EVOLUTION

(thousands of dollars)



1.000.000
900.000
800.000
700.000
600.000
500.000
400.000
300.000
200.000
100.000
0
774.937
801.280
930.280
SEP.04
DIC.04
SEP.05

Capital:

Banco de Guayaquil Capital ratio at September 2005 was 11.42%, which represents a Capital surplus of US$ 19,949.M; 242 basis points higher than Required Capital (9%).

Next table presents the Capital ratio for the top10 banks as September 30th, 2005:

CAPITAL RATIO

As September 30, 2005

BANKS	RATIO	RANKING
CITIBANK	20,37%	1
BOLIVARIANO	13,22%	2
PACIFICO	12,93%	3
PRODUBANCO	12,68%	4
AUSTRO	11,52%	5
GUAYAQUIL	**11,42%**	**6**
INTERNACIONAL	11,32%	7
SOLIDARIO	10,47%	8
PICHINCHA	10,41%	9
MACHALA	10,29%	10
TOP 10	**11,79%**	
FINANCIAL SYSTEM	**12,42%**	

SOURCE: Superintendency of Banks

Next exhibit presents Banco de Guayaquil's equity evolution since September 2004. For September 2004 and 2005, equity includes the profits before taxes and employees' participation:

EVOLUTION

(thousands of dollars)



100.000
95.000
90.000
85.000
80.000
75.000
87.354
85.771
97.231
SEP.04
DIC.04
SEP.05

Next table presents the Risk Weighted Capital Ratio and how it was calculated as of September 30th ,2005.

TOTAL CAPITAL AND RISK WEIGHTED ASSETS

As September 30, 2005
(thousands of dollars)

DESCRIPTION	BG US$
CORE CAPITAL (TIER I)	
Paid-in capital	59.979
Legal reserve	4.909
RETAINED EARNINGS	-
(A) TOTAL CORE CAPITAL	64.888
SUPPLEMENTARY CAPITAL	
Convertible Securities	15.000
Reserve for equity restatement	1.227
Valuation surplus	7.195
Profits	15.127
Dividends paid in advance	- 2.000
SUPPLEMENTARY CAPITAL (TIER II)	36.549
(B) LIMITED SUPPLEMENTARY CAPITAL	
(C = A + B) TOTAL CAPITAL	101.437
MINUS	
Offshore office and Branches's equity	
Entities' proportional equity that regards regulations do not require Capital	
(D) DEDUCTIONS FROM CAPITAL	7.182
(E = C - D) TOTAL QUALIFYING CAPITAL	94.255
RISK WEIGHTED ASSETS & CONTINGENTS	
Risk weighted assets by 0.10	871
Risk weighted assets by 0.20	44.147
Risk weighted assets by 0.25	-
Risk weighted assets by 0.40	11.728
Risk weighted assets by 0.50	15.701
Risk weighted assets by 1.00	753.171
(F) TOTAL RISK WEIGTHED ASSETS & CONTINGENTS	825.618
(G = F X 9%) REQUIRED CAPITAL	74.306
(H = E - G) SURPLUS OR DEFICIT OF REQUIRED CAPITAL	19.949
TOTAL ASSETS & CONTINGENTS (4%)	57.023
RISK WEIGHTED ASSET RATIO	11,42%

Profitability (ROE):

This ratio (Return on Equity) was calculated as the coefficient of the gross profits, before taxes and employees' participation divided by the equity at the beginning of the year.

RETURN ON EQUITY (ROE)
As September 30, 2005

BANKS	RATIO	RANKING
AUSTRO	48,27%	1
INTERNACIONAL	41,96%	2
PRODUBANCO	24,93%	3
MACHALA	24,78%	4
GUAYAQUIL	24,42%	5
PICHINCHA	23,98%	6
BOLIVARIANO	23,86%	7
SOLIDARIO	21,33%	8
PACIFICO	20,84%	9
CITIBANK	11,03%	10
TOP 10	**25,47%**	
FINANCIAL SYSTEM	**25,40%**	

Operating Expenditures/Deposits:

The ratio of total operational and personnel expenditures divided by Deposits: Sight Deposits, Inter-bank funds borrowed, card holders' funds, repos, time deposits, Due to banks and other financial institutions and outstanding obligations; estimate the operational cost which a bank may pay to raise funds.

At September 2005, Banco de Guayaquil's ratio was 5.14%, while the financial system average ratio was 7.58% in the same period; this represents the high efficiency level reached by Banco de Guayaquil.

OPERATIONAL EXPENDITURES/DEPOSITS
As September 30, 2005

BANKS	RATIO	RANKING
GUAYAQUIL	5,14%	1
PACIFICO	5,23%	2
BOLIVARIANO	6,60%	3
INTERNACIONAL	6,73%	4
AUSTRO	7,03%	5
PRODUBANCO	7,40%	6
PICHINCHA	7,73%	7
MACHALA	7,87%	8
CITIBANK	8,43%	9
SOLIDARIO	13,40%	10
TOP 10	**6,94%**	
FINANCIAL SYSTEM	**7,58%**	

Operating Expenditures/ Assets + Net Contingents

This ratio is calculated as the Operating Expenditures (Included Personnel) divided by Total Assets plus Net Contingents. This ratio represents how costly is increasing Assets.

At September 2005, the Financial System average ratio was 5,79% and for Banco de Guayaquil was 4.34% in the same period. The technology level and the personnel capacity may affect this indicator.

OPERATIONAL EXPENDITURES/ASSETS + CONTINGENTS
As September 30, 2005

BANKS	RATIO	RANKING
PACIFICO	3,97%	1
GUAYAQUIL	4,34%	2
PRODUBANCO	4,55%	3
INTERNACIONAL	4,84%	4
BOLIVARIANO	5,04%	5
CITIBANK	5,95%	6
PICHINCHA	6,02%	7
AUSTRO	6,08%	8
MACHALA	6,61%	9
SOLIDARIO	11,83%	10
TOP 10	**5,29%**	
FINANCIAL SYSTEM	**5,79%**	

BANCO DE GUAYAQUIL
M U L T I B A N C O

BALANCE SHEET

ASSETS	SEPT 2004	SEPT 2005	VAR.	%
AVAILABLE FUNDS	**181.325**	**343.593**	**162.268**	**89,49%**
INTER-BANK LENDING	**3.267**	**0**	**-3.267**	**-100,00%**
INVESTMENTS	**258.101**	**300.346**	**42.244**	**16,37%**
NEGOTIATION	136.602	152.711	16.110	11,79%
AVAILABLE FOR SALE	13.344	354	-12.990	-97,35%
UNTIL DUE	108.318	156.759	48.441	44,72%
RESTRICTED DISPONIBILITY	6.833	8.360	1.527	22,35%
ALLOWANCE FOR PROTECTION OF SECURITIES	-6.996	-17.838	-10.843	155,00%
LOAN PORTFOLIO	**439.246**	**493.634**	**54.388**	**12,38%**
CURRENT LOAN PORTFOLIO	437.102	495.413	58.311	13,34%
PORTFOLIO NOT ACCRUING INTEREST OR INCOME	9.802	6.428	-3.374	-34,42%
PAST DUE LOANS.	19.291	12.893	-6.399	-33,17%
ALLOWANCE FOR LOAN LOSSES	-26.950	-21.100	5.850	-21,71%
DEBTORS FOR ACCEPTATIONS	**8.948**	**13.537**	**4.590**	**51,29%**
ACCOUNTS RECEIVABLE	**47.795**	**46.726**	**-1.069**	**-2,24%**
FORECLOSED PROPERTY	**26.681**	**15.554**	**-11.127**	**-41,70%**
PROPERTY AND EQUIPMENT	**68.513**	**69.383**	**870**	**1,27%**
OTHER ASSETS	**38.921**	**55.059**	**16.138**	**41,46%**
TOTAL ASSETS	**1.072.797**	**1.337.832**	**265.035**	**24,71%**
NET CONTINGENT ACCOUNTS	**76.395**	**87.764**	**11.368**	**14,88%**
TOTAL ASSETS AND NET CONTIGENT ACCOUNTS	**1.149.192**	**1.425.595**	**276.403**	**24,05%**

LIABILITIES	SEP 2004	SEP 2005	VAR.	%
CUSTOMER LIABILITIES	774.937	930.280	155.343	20,05%
INMEDIATE OBLIGATIONS	2.932	7.718	4.786	163,21%
OUTSTANDING ACCEPTANCES	8.948	13.537	4.589	51,29%
ACCOUNTS PAYABLE	20.797	26.578	5.781	27,80%
FINANCIAL OBLIGATIONS	158.197	243.555	85.358	53,96%
OUTSTANDING SECURITIES	4	4	0	0,00%
CONVERTIBLE SECURITIES AND EQUITY CONTRIBUTIONS	15.000	15.000	0	0,00%
OTHERS LIABILITIES	4.628	3.929	-699	-15,10%
TOTAL LIABILITIES	**985.442**	**1.240.601**	**255.158**	**25,89%**

EQUITY	SEP 2004	SEP 2005	VAR.	%
EQUITY	53.004	59.979	6.975	13,16%
PREMIUM OR DISCOUNT IN SHARE ISSUED	0	0	0	0,00%
RESERVES	5.142	6.136	994	19,33%
PAID IN CAPITAL	0	0	0	0,00%
CAPITAL SURPLUS	15.989	15.989	0	0,00%
NET INCOME	0	0	0	0,00%
	13.220	15.127	1.907	14,43%
TOTAL EQUITY	**87.354**	**97.231**	**9.877**	**11,31%**
TOTAL LIABILITIES AND EQUITY	**1.072.797**	**1.337.832**	**265.035**	**24,71%**

BANCO DE GUAYAQUIL
M U L T I B A N C O

PROFITS & LOSSES STATEMENT

INCOME	SEP 2004	SEP 2005	VAR.	%
INTEREST EARNED	**49.816**	**53.964**	**4.148**	**8,33%**
LOANS	41.203	41.094	-109	-0,26%
INVESTMENT	8.614	12.870	4.256	49,41%
COMMISSIONS EARNED	**3.448**	**5.676**	**2.228**	**64,62%**
EARNINGS BY SUBSIDIARY COMPANIES	**548**	**2.151**	**1.603**	**292,47%**
TRANSACTIONAL INCOME	**29.041**	**39.439**	**10.398**	**35,80%**
BANKING SERVICES	13.372	18.145	4.773	35,70%
CREDIT CARDS	15.669	21.294	5.625	35,90%
OTHER INCOME	**584**	**528**	**-56**	**-9,64%**
TOTAL INCOME	**83.438**	**101.758**	**18.321**	**21,96%**

EXPENSES	SEP 2004	SEP 2005	VAR.	%
INTEREST EXPENSES	**18.482**	**18.765**	**283**	**1,53%**
COMMISSION PAID & ACCRUED	**331**	**682**	**351**	**106,11%**
OPERATING EXPENSES	**23.817**	**27.904**	**4.087**	**17,16%**
CONTRIBUTIONS	**3.544**	**4.963**	**1.419**	**40,04%**
TRANSACTIONAL EXPENSES	**9.121**	**10.653**	**1.532**	**16,80%**
BANKING SERVICES	1.940	2.696	756	38,99%
CREDIT CARD	7.181	7.957	776	10,81%
DEPRECIATIONS	**3.102**	**3.560**	**458**	**14,76%**
OTHER EXPENSES	**2.856**	**2.415**	**-440**	**-15,42%**
TOTAL EXPENSES	**61.253**	**68.943**	**7.690**	**12,56%**
NET OPERATING MARGIN	**22.185**	**32.815**	**10.630**	**47,92%**
EXTRAORDINARY INCOME	**2.896**	**6.510**	**3.613**	**124,75%**
PROVISIONS AND AMORTIZATIONS	**11.862**	**24.198**	**12.336**	**103,99%**
PROFITS BEFORE EMPLOYEES PROFIT SHARING AND TAX PROVISIONS	**13.219**	**15.127**	**1.908**	**14,43%**

RATING
"AA +"


¡Sólidamente
a su lado!
AA+
Banco de Guayaquil obtuvo
la mejor calificación dentro de
los Bancos Privados Ecuatorianos,
de acuerdo al Análisis de la Firma
Calificadora de riesgo Humphreys.
Qué significa la calificación "AA"
Qué significa el signo "+"
BANCO DE GUAYAQUIL

At September 2005, Banco de Guayaquil kept the "AA+" rating, the best rating reached by private national banks.

The "AA" rating means: The institution is very solid financially; it has a good performance record and does not seem to have weak aspects that have not been highlighted. The full risk profile, even though is low, is not as good as the one for the institutions which are in the highest rating category.

What does "+" means: It signs the position inside the category.


SIN FILAS NI COMPLICACIONES
Ingrese a nuestra página web www.bancoguayaquil.com y le facilitaremos...
sus
Fondos
de Reserva
con sólo hacer
click!
BANCO DE GUAYAQUIL
Sus
Fondos
de Reserva
como usted desee
¡Así de fácil!

Fondos de Reserva

Banco de Guayaquil became the first financial institution to offer its complete net of distribution channels: tellers, internet, ATM's and phone banking, so the regulars and new clients could obtain theirs Saving Funds Payment – "Fondos de Reserva" without queue nor complications.



VISIT OF
PEDRO LUIS URIARTE

On September 2005 Banco de Guayaquil was visited by Banco Bilbao Vizcaya Argentaria`s CEO Pedro Luis Uriarte, who delivered a lecture and exchange experiences with the top executives.

Banco de Guayaquil signs cooperation agreement with Caixa Galicia


BANCO DE GUAYAQUIL
CAIXAGALICIA

Caja de Ahorro de Galicia and Banco de Guayaquil sign an agreement to develop a transferring funds system.
Caja de Ahorro de Galicia was founded in La Coruña on April 3rd 1978; it has 700 offices in Spain and representation in more than 10 countries.
The integrative dynamic and expansion to new markets placed Caixa Galicia in a clear leadership position in the Spanish financial system and place it as one of the principal financial institutions of Spain.

Service Channels


BANCA
VIRTUAL
BANCA
TELEFÓNICA
BANCA
ELECTRÓNICA
CAJEROS
AUTOMÁTICOS
BANCA
CELULAR
SUCURSALES
Y AGENCIAS

Banco de Guayaquil has the most modern service channels of the Ecuadorian financial system.

Every client has access to a wide range of products and services through our branches, ATMs, Internet Banking, Phone Banking, Cellular Banking and Electronic Banking.


CORPORACION CIVIL
DE GUAYAQUIL
Guayaquil, octubre 26 del 2005.
Economista
Vicepresidente Ejecutivo
BANCO DE GUAYAQUIL
Secretaria General

Banco de Guayaquil,
the most traded stock at BVG.

Evaluación
de resultados

Al 30 de Abril de 2005

AA+
Calificación de riesgo

BANCO DE GUAYAQUIL
MULTIBANCO
¡Sólidamente a su lado!

www.bancoguayaquil.com

ITEM (1) (b): 2005 QUARTERLY REPORTS AND FINANCIAL STATEMENTS

Evaluación de resultados
al 30 de Abril del 2005

Activos + Contingentes:

El total de Activos más Contingentes del Banco de Guayaquil al 30 de Abril del 2005 ascendió a la suma de US$ 1,304,311.M, que comparado con la cifra al 30 de Abril de 2004 (US$ 1,110,124.M) representa un crecimiento del 17,49%; mientras tanto el sistema bancario ecuatoriano creció de US$ 8,060,238,M a US$ 9,470,274.M, lo que representa un crecimiento del 17.49%.

A continuación presentamos la distribución de los Activos + Contingentes de los 10 primeros bancos del país y su participación en el total.

ACTIVOS + CONTINGENTES

Al 30 de Abril del 2005

BANCOS	MILES DE DOLARES	% DEL TOTAL	RANKING
PICHINCHA	2.170.030	22,91%	1
GUAYAQUIL	1.304.311	13,77%	2
PRODUBANCO	1.302.009	13,75%	3
PACIFICO	1.014.931	10,72%	4
BOLIVARIANO	757.349	8,00%	5
INTERNACIONAL	708.498	7,48%	6
AUSTRO	289.785	3,06%	7
SOLIDARIO	258.471	2,73%	8
CITIBANK	232.832	2,46%	9
MACHALA	225.854	2,38%	10
10 PRIMEROS BANCOS	**8.264.070**	**87,26%**	
TOTAL SISTEMA	**9.470.274**	**100,00%**	

Adicionalmente, a continuación presentamos la evolución del total de activos más contingentes a partir del año 2004:

EVOLUCION

(en miles de dólares)


1.400.000
1.200.000
1.000.000
800.000
600.000
400.000
200.000
0
1.110.124
1.176.385
1.304.311
ABR.04
DIC.04
ABR.05

3

Liquidez:

La liquidez está representada por el total de los fondos disponibles (US$ 284,556.M) relacionados al total de depósitos a corto plazo (US$ 770,557.M). A Abril del 2005 el Banco de Guayaquil reflejó un índice del 36.93%.

INDICE LIQUIDEZ

Al 30 de Abril del 2005

BANCOS	INDICE	RANKING
BOLIVARIANO	41,14%	1
GUAYAQUIL	36,93%	2
MACHALA	28,86%	3
AUSTRO	25,49%	4
INTERNACIONAL	23,62%	5
PRODUBANCO	23,07%	6
PACIFICO	20,38%	7
SOLIDARIO	18,16%	8
PICHINCHA	15,92%	9
CITIBANK	13,13%	10
10 PRIMEROS BANCOS	**24,24%**	
TOTAL SISTEMA	**24,90%**	

Indice de liquidez estructural:

El índice de "liquidez estructural" está basado en la composición de los pasivos para con el público y su volatilidad histórica.

El índice de liquidez estructural requerido para el Banco de Guayaquil a Abril del 2005 es de 10.95%, mientras que el índice constituido es de 57.09%, lo que corresponde a 5.21 veces de lo requerido.

Inversiones

Son instrumentos de renta fija y de alta liquidez, que se negocian en los mercados bursátiles y extrabursátiles del mercado local e internacional.

A continuación se presenta la estructura de origen del portafolio y su respectiva calificación de riesgo otorgada por firmas internacionales de riesgo como Moodys y Standard and Poors.

El Banco de Guayaquil al cierre del 30 de Abril del 2005 registra el 88,11% de su portafolio en inversiones internacionales. Además el 81,48% del portafolio total corresponde a títulos valores con una calificación de riesgo AAA en los mercados internacionales.

PORTAFOLIO DE INVERSIONES

Al 30 de Abril del 2005

ORIGEN	MILES DE DOLARES	% DEL TOTAL
INTERNACIONAL	262.822	88,11%
LOCAL	35.465	11,89%
TOTAL	**298.287**	**100,00%**

CALIFICACION DE INVERSIONES

Al 30 de Abril del 2005

CALIFICACION	INTERNACIONAL	LOCAL	TOTAL	% PARTICIPACION
AAA	241.770	1.277	243.047	81,48%
AA	1.096	11.763	12.859	4,31%
A	19.956	400	20.356	6,82%
OTRAS	-	22.025	22.025	7,38%
TOTAL	**262.822**	**35.465**	**298.287**	**100,00%**

A continuación presentamos el cuadro comparativo de Inversiones con relación al total de Activos de los 10 primeros bancos del país:

INVERSIONES / ACTIVOS

Al 30 de Abril del 2005

BANCOS	MILES DE DOLARES	% DEL TOTAL DE ACTIVOS	RANKING
CITIBANK	119.920	58,45%	1
PACIFICO	279.845	29,63%	2
PRODUBANCO	254.966	26,13%	3
GUAYAQUIL	**298.287**	**24,35%**	**4**
PICHINCHA	381.654	19,15%	5
INTERNACIONAL	93.455	15,57%	6
MACHALA	31.938	14,91%	7
SOLIDARIO	28.618	11,08%	8
BOLIVARIANO	59.806	9,33%	9
AUSTRO	12.971	4,61%	10
10 PRIMEROS BANCOS	**1.561.460**	**21,28%**	
TOTAL SISTEMA	**1.656.149**	**19,49%**	

Adicionalmente, a continuación presentamos la evolución del portafolio de inversiones a partir del año 2004:

EVOLUCION

(en miles de dólares)



300.000
298.000
296.000
294.000
292.000
290.000
294.352
299.150
298.287
ABR.04
DIC.04
ABR.05

Operaciones de Crédito:

El volumen total de operaciones de crédito que incluye la cartera de crédito bruta más los contingentes netos del Banco de Guayaquil ascendió a la suma de US$ 584,410.M a Abril del 2005. Esta misma cifra al 30 de Abril de 2004 alcanzó la suma de US$ 491,808.M, lo que representa un crecimiento del 18,83%.

A continuación presentamos el cuadro del volumen de operaciones de crédito de los 10 primeros bancos del país y su participación en el total:

OPERACIONES DE CREDITO

Al 30 de Abril del 2005

BANCOS	MILES DE DOLARES	% DEL TOTAL	RANKING
PICHINCHA	1.308.860	23,43%	1
PRODUBANCO	790.018	14,14%	2
GUAYAQUIL	**584.410**	**10,46%**	**3**
PACIFICO	506.912	9,07%	4
BOLIVARIANO	478.562	8,57%	5
INTERNACIONAL	458.599	8,21%	6
AUSTRO	206.317	3,69%	7
SOLIDARIO	179.600	3,21%	8
MACHALA	131.689	2,36%	9
CITIBANK	89.132	1,60%	10
10 PRIMEROS BANCOS	**4.734.099**	**84,73%**	
TOTAL SISTEMA	**5.587.228**	**100,00%**	

Adicionalmente, a continuación presentamos la evolución de las operaciones de crédito a partir del año 2004:

EVOLUCION

(en miles de dólares)


650,000
600,000
550,000
500,000
450,000
400,000
350,000
300,000
250,000
200,000
491,808
576,983
584,410
ABR.04
DIC.04
ABR.05

Cartera Vencida

Son las operaciones que al momento del vencimiento el cliente no las ha cancelado o renovado.

La cartera vencida total incluye: La cartera vencida más cartera que no devenga intereses o ingresos.

El índice establecido en la segunda columna del siguiente cuadro mide la cartera vencida neta, relacionado con el total de operaciones de crédito.

Al 30 de Abril del 2005, el índice de cartera vencida neta del Banco de Guayaquil, fue de -0.44%. Por otro lado, en el Banco de Guayaquil, las provisiones representan el 110,36% de la cartera vencida total; mientras que el promedio del sistema bancario ecuatoriano asciende a 109.67%.

Las provisiones para incobrables son los recursos que se toman de las utilidades de un banco y que se asignan como cobertura de las potenciales pérdidas que se presenten en la recuperación de los créditos concedidos y no cobrados.

RIESGO CREDITICIO

Al 30 de Abril del 2005

BANCOS	CARTERA VENCIDA TOTAL	RK	CARTERA VENCIDA NETA	RK	PROVISIONES PARA INCOBRABLES	RK	COBERTURA DE LAS PROVISIONES	RK
BOLIVARIANO	1,50%	1	-1,36%	3	3,14%	9	190,78%	1
INTERNACIONAL	1,68%	2	-0,82%	5	2,83%	10	149,12%	3
PRODUBANCO	2,79%	3	-0,45%	6	3,51%	7	116,19%	6
CITIBANK	3,78%	4	-1,48%	2	6,57%	3	139,31%	4
MACHALA	3,87%	5	0,83%	8	3,17%	8	78,59%	9
GUAYAQUIL	**4,26%**	**6**	**-0,44%**	**7**	**4,89%**	**6**	**110,36%**	**7**
PICHINCHA	4,97%	7	-1,09%	4	6,34%	4	121,83%	5
SOLIDARIO	6,50%	8	1,36%	9	5,14%	5	79,08%	8
AUSTRO	11,77%	9	4,81%	10	7,03%	2	59,11%	10
PACIFICO	15,92%	10	-8,45%	1	24,53%	1	153,10%	2
10 PRIMEROS BANCOS	**5,31%**		**-1,29%**		**6,85%**		**124,33%**	
TOTAL SISTEMA	**5,69%**		**-0,55%**		**6,47%**		**109,67%**	

Provisiones para Créditos Incobrables:

El saldo de provisiones para créditos incobrables a Abril del 2005 fue de US$ 27,238.M. Durante el año 2005 se constituyeron provisiones por US$ 9,450.M. y se castigaron US$ 8.979.M., de acuerdo a normativas vigentes de la autoridad de control.

A continuación presentamos el resumen trimestral al 31 de Marzo del 2005 de la Calificación de Cartera de Créditos y Contingentes y constitución de Provisiones de acuerdo a las nuevas normas establecidas por la Superintendencia de Bancos:

RESUMEN DE LA CALIFICACION DE CARTERA DE CREDITOS Y CONTINGENTES Y CONSTITUCION DE PROVISIONES

Al 31 de Marzo del 2005

RESUMEN GENERAL	MONTO	% RIESGO	PROVISION REQUERIDA	PROVISION CONSTITUIDA	EXCEDENTE PROVISION
A RIESGO NORMAL	519.934	89,07%	5.248	5.248	-
B RIESGO POTENCIAL	26.234	4,49%	1.474	1.474	-
C DEFICIENTE	20.652	3,54%	7.806	7.806	-
D DUDOSO RECAUDO	11.279	1,93%	6.594	6.594	-
E PERDIDA	5.623	0,96%	5.623	5.623	-
TOTAL	**583.722**	**100,00%**	**26.745**	**26.745**	**-**

Depósitos del Público:

Los depósitos del público en el Banco de Guayaquil al 30 de Abril del 2005 ascendieron a US$ 835,506.M. A continuación presentamos el cuadro correspondiente para los 10 primeros bancos:

DEPOSITOS DEL PUBLICO

Al 30 de Abril del 2005

BANCOS	MILES DE DOLARES	% DEL TOTAL	RANKING
PICHINCHA	1.584.837	24,11%	1
GUAYAQUIL	835.506	12,71%	2
PRODUBANCO	772.463	11,75%	3
PACIFICO	709.802	10,80%	4
BOLIVARIANO	530.500	8,07%	5
INTERNACIONAL	511.439	7,78%	6
AUSTRO	247.048	3,76%	7
MACHALA	186.737	2,84%	8
SOLIDARIO	179.797	2,74%	9
CITIBANK	155.532	2,37%	10
10 PRIMEROS BANCOS	**5.713.661**	**86,94%**	
TOTAL SISTEMA	**6.572.006**	**100,00%**	

El saldo de depósitos del público al 31 de Abril del año 2005 (US$ 835,506.M) es mayor en US$ 114,801.M al saldo correspondiente al 30 de Abril del 2004 (US$ 720,705.M), lo que representa un crecimiento del 15,93%. Es importante mencionar que del total de depósitos del público el 65.78% corresponde a depósitos a la vista y el 34.22% a depósitos a plazos.

Adicionalmente, a continuación presentamos la evolución de los depósitos del público a partir del año 2004:

EVOLUCION

(en miles de dólares)


880.000
840.000
800.000
760.000
720.000
680.000
640.000
720.705
801.280
835.506
ABR.04
DIC.04
ABR.05

Patrimonio Técnico:

El índice de Patrimonio Técnico del Banco de Guayaquil a Abril del 2005 fue de 11.31%, que representa un superávit de patrimonio de US$ 17,678.M; 2,31 puntos porcentuales mayor que el requerimiento legal.

A continuación presentamos el índice de Patrimonio Técnico para los 10 primeros bancos del país al 30 de Abril del 2005:

PATRIMONIO TECNICO

Al 30 de Abril del 2005

BANCOS	INDICE	RANKING
CITIBANK	24,95%	1
PACIFICO	12,88%	2
BOLIVARIANO	12,02%	3
GUAYAQUIL	11,31%	4
AUSTRO	10,75%	5
PRODUBANCO	10,55%	6
INTERNACIONAL	10,55%	7
PICHINCHA	10,40%	8
SOLIDARIO	10,33%	9
MACHALA	9,98%	10
10 PRIMEROS BANCOS	**11,27%**	
TOTAL SISTEMA	**12,09%**	

Adicionalmente, a continuación presentamos la evolución del patrimonio del Banco de Guayaquil desde el año 2004, el cual para los meses de Abril incluye las utilidades antes de la participación de trabajadores e impuestos:

EVOLUCION

(en miles de dólares)


90.000
86.000
82.000
78.000
74.000
70.000
78.826
85.771
86.997
ABR.04
DIC.04
ABR.05

10

A continuación presentamos el cuadro de la relación de patrimonio técnico constituido al total de activos ponderados por riesgo al 30 de Abril del 2005.

RELACION ENTRE EL PATRIMONIO TECNICO Y LOS ACTIVOS Y CONTINGENTES PONDERADOS POR RIESGO

Al 30 de Abril del 2005

DESCRIPCION	BANCO US$
PATRIMONIO TECNICO PRIMARIO	
Capital social	59.287
Reserva legal	4.909
RESULTADOS ACUMULADOS - SALDOS AUDITADOS	-
(A) TOTAL PATRIMONIO TECNICO PRIMARIO	**64.196**
PATRIMONIO TECNICO SECUNDARIO	
Obligaciones convertibles	15.000
Reserva por revalorización del patrimonio	1.227
Superávit por valuaciones	7.195
Resultados del ejercicio	5.585
Dividendos pagados por anticipado	-
SUBTOTAL PATRIMONIO TECNICO SECUNDARIO	**29.007**
(B) LIMITE PATRIMONIO TECNICO SECUNDARIO	
(C = A + B) PATRIMONIO TECNICO TOTAL	**93.203**
MENOS	
Capital asignado a una sucursal o agencia en el exterior	
El valor patrimonial proporcional de entidades que de acuerdo con las disposiciones vigentes que no requieren de la conformación de un patrimonio técnico	
(D) DEDUCCIONES AL PATRIMONIO TECNICO TOTAL	6.564
(E = C - D) PATRIMONIO TECNICO CONSTITUIDO	**86.639**
ACTIVOS Y CONTINGENTES PONDERADOS POR RIESGO	
Activos ponderados con 0.10	806
Activos ponderados con 0.20	44.377
Activos ponderados con 0.25	-
Activos ponderados con 0.40	8.013
Activos ponderados con 0.50	16.380
Activos ponderados con 1.00	696.650
(F) TOTAL ACTIVOS Y CONT. PONDERADOS POR RIESGO	**766.227**
POSICION, REQUERIMIENTO Y REL. DE PATRIMONIO TEC.	
(G = F X 9%) PATRIMONIO TECNICO REQUERIDO	**68.960**
(H = E - G) EXCEDENTE O DEFICIENCIA DEL PATRI.TEC.REQ.	**17.679**
ACTIVOS TOTALES Y CONTINGENTES (4%)	**62.227**
RELACION DEL PATRIMONIO TECNICO CONSTITUIDO	**11,31%**

Rentabilidad (ROE):

Es el indicador que mide el rendimiento patrimonial calculado como el coeficiente de las utilidades brutas, es decir, antes de la participación de trabajadores e impuestos, para el total del Patrimonio al inicio del año.

RENTABILIDAD (ROE)

Al 30 de Abril del 2005

BANCOS	INDICE	RANKING
AUSTRO	55,00%	1
INTERNACIONAL	34,63%	2
SOLIDARIO	27,04%	3
PACIFICO	21,16%	4
MACHALA	19,97%	5
GUAYAQUIL	**19,54%**	**6**
BOLIVARIANO	19,54%	7
PICHINCHA	17,38%	8
PRODUBANCO	17,14%	9
CITIBANK	14,15%	10
10 PRIMEROS BANCOS	**21,35%**	
TOTAL SISTEMA	**21,95%**	

Gastos Operacionales/Captaciones:

El total de los gastos de operación y de personal dividido para el total de recursos captados: depósitos a la vista, fondos interbancarios comprados, fondos de tarjetahabientes, repos, depósitos a plazo, créditos a favor de bancos y valores en circulación; determina el costo operacional en que debe incurrir un banco para captar depósitos del público.

A Abril del 2005 el indicador del Banco de Guayaquil fue del 5.58%, mientras que el indicador del sistema bancario ecuatoriano fue del 8,13% a la misma fecha, lo cual demuestra los altos niveles de eficiencia alcanzados:

GASTOS OPERACIONALES/CAPTACIONES

Al 30 de Abril del 2005

BANCOS	INDICE	RANKING
PACIFICO	5,44%	1
GUAYAQUIL	**5,58%**	**2**
BOLIVARIANO	7,11%	3
INTERNACIONAL	7,17%	4
CITIBANK	7,33%	5
PRODUBANCO	7,48%	6
MACHALA	7,59%	7
AUSTRO	7,63%	8
PICHINCHA	8,73%	9
SOLIDARIO	13,44%	10
10 PRIMEROS BANCOS	**7,40%**	
TOTAL SISTEMA	**8,13%**	

Gastos Operacionales/ Activos + Contingentes

Es la totalidad de los gastos de operación y personal dividido para el total de activos más contingentes netos. Esto demuestra cuanto es el costo operativo de generar activos.

El índice del Sistema Bancario Ecuatoriano a Abril del 2005 fue del 6.18% y el del Banco de Guayaquil, para la misma fecha fue de 4.74%. Este indicador es el resultante del nivel de automatización del Banco y de la capacitación de su personal.

GASTOS OPERACIONALES/ACTIVOS + CONTINGENTES

Al 30 de Abril del 2005

BANCOS	INDICE	RANKING
PACIFICO	4,02%	1
PRODUBANCO	4,69%	2
GUAYAQUIL	**4,74%**	**3**
INTERNACIONAL	5,17%	4
BOLIVARIANO	5,22%	5
CITIBANK	5,47%	6
MACHALA	6,42%	7
AUSTRO	6,51%	8
PICHINCHA	6,76%	9
SOLIDARIO	11,99%	10
10 PRIMEROS BANCOS	**5,61%**	
TOTAL SISTEMA	**6,18%**	


¡Sólidamente a su lado!
AA+
Banco de Guayaquil obtuvo la mejor calificación dentro de los Bancos Privados Ecuatorianos, de acuerdo al Análisis de la Firma Calificadora de riesgo Humphreys.
Qué significa la calificación "AA"
Qué significa el signo "+"
BANCO DE GUAYAQUIL
M U L T I B A N C O
¡Sólidamente a su lado!

Calificación "AA+"

Al mes de abril del 2005, el Banco de Guayaquil mantiene su calificación "AA +", la más alta calificación otorgada para los bancos privados nacionales.

La calificación "AA" significa: La institución es muy sólida financieramente, tiene buenos antecedentes de desempeño y no parece tener aspectos débiles que no se destaquen. Su perfil general de riesgo, aunque bajo, no es tan favorable como el de las instituciones que se encuentran en la categoría más alta de calificación.

Que significa el signo "+": Indica la posición dentro de la categoría.


BANCO DE GUAYAQUIL
MULTIBANCO
¡Sólidamente a su lado!

Convenio con la Embajada de España

Ahora el camino para llegar a España iniciélo en el Banco de Guayaquil.

EL Banco de Guayaquil realizará la recaudación de tasas consulares y asignación de citas para los trámites de solicitud de visas a España, haciendo el proceso más rápido, cómodo y seguro en todo el país.



A partir de ahora Usted podrá solicitar su cita para obtener su visado a España en cualquier de nuestras oficinas a nivel nacional.

El convenio fue firmado por el señor Juan María Alzina de Aguilar, Embajador de España y el señor Guillermo Lasso Mendoza, Presidente Ejecutivo del Banco de Guayaquil.


BANCO DE GUAYAQUIL
MULTIBANCO
BANRED
BNF
Red Oportuna
Consultas.
Retiros.
Transferencias.
Pagos de Servicios
luz, agua, teléfono.
Cambio de clave.
Compra tiempo aire.

Convenio con Banco Nacional de Fomento

El Banco de Guayaquil firmo un convenio con el Banco Nacional de Fomento para la instalacion de Cajeros Automáticos en sus oficinas. Los cajeros del Banco de Guayaquil se instalarán inicialmente en 30 oficinas del Banco Nacional de Fomento con la opción de expandir el servicio a toda la red. Actualmente ya se encuentran cajeros instalados en las 6 cabezas zonales que son Guayaquil, Quito, Riobamba, Portoviejo, Cuenca y Loja y además en el Puyo y Tena.

Estos cajeros funcionarán como cajeros propios tanto para los clientes de la Tarjeta Efectiva del Banco de Guayaquil, como para los clientes de la tarjeta Oportuna del Banco Nacional de Fomento. Además aceptarán tarjetas afiliadas a las redes Barred, Cirrus, Visa Plus y American Express.

A través de este convenio el Banco de Guayaquil amplía su red de autoservicio a nuevas localidades donde no existen oficinas Bancarias propias. El Banco de Fomento brindará por primera vez este servicio a sus clientes.

Informe Semestral

Evaluación de Resultados

Al 30 de Junio de 2005

Calificación de Riesgo

AA+

BANCO DE GUAYAQUIL
MULTIBANCO

¡Sólidamente a su lado!

www.bancoguayaquil.com

Indice

A continuación pasaremos revista al desempeño de los resultados del Banco de Guayaquil al 30 de Junio del 2005.

En este semestre el Banco de Guayaquil ha incrementado sus niveles de liquidez al 39.29% sobre el total de depósitos a corto plazo; su indicador de solvencia (11.18%) es 2.18 puntos porcentuales mayor al requerimiento de la ley (9%); sus utilidades brutas son mayores en un 15.67% que las utilidades del primer semestre del año anterior; los niveles de cartera vencida se han reducido al 2.29% de la cartera total, con provisiones equivalentes al 140.76% del saldo de la cartera vencida.

Estos resultados nos han permitido mantener la calificación de riesgo AA+; y nuestra acción, cuyo precio ha subido a US$ 1.95, es la de mayor presencia bursátil en la Bolsa de Valores de Guayaquil.

Evaluación de Resultados al 30 de Junio del 2005

Activos + Contingentes:

El total de Activos más Contingentes del Banco de Guayaquil al 30 de Junio del 2005 ascendió a la suma de US$ 1,364,201.M, que comparado con la cifra al 30 de Junio del 2004 (US$ 1,049,628.M) representa un crecimiento del 29,97%; mientras tanto el sistema bancario ecuatoriano creció de US$ 8,209,312,M a US$ 9,679,005.M, lo que representa un crecimiento del 17.90%.

A continuación presentamos la distribución de los Activos + Contingentes de los 10 primeros bancos del país y su participación en el total.

ACTIVOS + CONTINGENTES

Al 30 de Junio del 2005

BANCOS	MILES DE DOLARES	% DEL TOTAL	RANKING
PICHINCHA	2.181.922	22,54%	1
GUAYAQUIL	1.364.201	14,09%	2
PRODUBANCO	1.234.841	12,76%	3
PACIFICO	1.035.020	10,69%	4
BOLIVARIANO	768.033	7,94%	5
INTERNACIONAL	760.581	7,86%	6
AUSTRO	323.602	3,34%	7
SOLIDARIO	272.041	2,81%	8
CITIBANK	233.809	2,42%	9
MACHALA	224.572	2,32%	10
10 PRIMEROS BANCOS	**8.398.622**	**86,77%**	
TOTAL SISTEMA	**9.679.005**	**100,00%**	

Adicionalmente, a continuación presentamos la evolución del total de activos más contingentes a partir del año 2004:

EVOLUCION

(en miles de dólares)


1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
1,049,628
1,176,476
1,364,201
JUN.04
DIC.04
JUN.05

2

Liquidez:

La liquidez está representada por el total de los fondos disponibles (US$ 310,420.M) relacionados al total de depósitos a corto plazo (US$ 790,008.M). A Junio del 2005 el Banco de Guayaquil reflejó un índice del 39.29%.

El promedio del indicador de liquidez para el total del sistema bancario ecuatoriano ascendió a 25,71%.

INDICE LIQUIDEZ

Al 30 de Junio del 2005

BANCOS	INDICE	RANKING
BOLIVARIANO	44,70%	1
GUAYAQUIL	39,29%	2
AUSTRO	33,01%	3
MACHALA	26,13%	4
SOLIDARIO	25,27%	5
INTERNACIONAL	22,31%	6
PRODUBANCO	21,16%	7
PACIFICO	18,05%	8
PICHINCHA	17,25%	9
CITIBANK	12,00%	10
10 PRIMEROS BANCOS	**25,04%**	
TOTAL SISTEMA	**25,71%**	

Indice de liquidez estructural:

El índice de "liquidez estructural" está basado en la composición de los pasivos para con el público y su volatilidad histórica.

El índice de liquidez estructural requerido para el Banco de Guayaquil a Junio del 2005 es de 14.57%, mientras que el índice constituido es de 42.61%, lo que corresponde a 2.92 veces de lo requerido.

Inversiones

Son instrumentos de renta fija y de alta liquidez, que se negocian en los mercados bursátiles y extrabursátiles del mercado local e internacional.

A continuación se presenta la estructura de origen del portafolio y su respectiva calificación de riesgo otorgada por firmas internacionales de riesgo como Moodys y Standard and Poors.

El Banco de Guayaquil al cierre del 30 de Junio del 2005 registra el 87,36% de su portafolio en inversiones internacionales. Además el 77,69% del portafolio total corresponde a títulos valores con una calificación de riesgo AAA en los mercados internacionales.

PORTAFOLIO DE INVERSIONES

Al 30 de Junio del 2005

ORIGEN	MILES DE DOLARES	% DEL TOTAL
INTERNACIONAL	277.408	87,36%
LOCAL	40.154	12,64%
TOTAL	**317.563**	**100,00%**

CALIFICACION DE INVERSIONES

Al 30 de Junio del 2005

CALIFICACION	INTERNACIONAL	LOCAL	TOTAL	% PARTICIPACION
AAA	246.724	-	246.724	77,69%
AA	5.294	15.772	21.066	6,63%
A	25.391	946	26.337	8,29%
OTRAS	-	23.436	23.436	7,38%
TOTAL	**277.408**	**40.154**	**317.563**	**100,00%**

A continuación presentamos el cuadro comparativo de Inversiones con relación al total de Activos de los 10 primeros bancos del país:

INVERSIONES / ACTIVOS

Al 30 de Junio del 2005

BANCOS	MILES DE DOLARES	% DEL TOTAL DE ACTIVOS	RANKING
CITIBANK	121.905	58,96%	1
PACIFICO	282.724	29,66%	2
PRODUBANCO	229.607	24,74%	3
GUAYAQUIL	**317.563**	**24,59%**	**4**
PICHINCHA	309.598	15,37%	5
INTERNACIONAL	94.687	14,78%	6
MACHALA	29.731	13,86%	7
SOLIDARIO	29.775	10,96%	8
BOLIVARIANO	57.918	8,72%	9
AUSTRO	12.148	3,84%	10
10 PRIMEROS BANCOS	**1.485.656**	**19,80%**	
TOTAL SISTEMA	**1.582.237**	**18,12%**	

Adicionalmente, a continuación presentamos la evolución del portafolio de inversiones a partir del año 2004:

EVOLUCION

(en miles de dólares)


400.000
300.000
200.000
100.000
0
253,445
299,150
317,563
JUN.04
DIC.04
JUN.05

Operaciones de Crédito:

El volumen total de operaciones de crédito que incluye la cartera de crédito bruta más los contingentes netos del Banco de Guayaquil ascendió a la suma de US$ 585,326.M a Junio del 2005. Esta misma cifra al 30 de Junio de 2004 alcanzó la suma de US$ 510,140.M, lo que representa un crecimiento del 14,74%.

A continuación presentamos el cuadro del volumen de operaciones de crédito de los 10 primeros bancos del país y su participación en el total:

OPERACIONES DE CREDITO

Al 30 de Junio del 2005

BANCOS	MILES DE DOLARES	% DEL TOTAL	RANKING
PICHINCHA	1.369.195	23,65%	1
PRODUBANCO	770.633	13,31%	2
GUAYAQUIL	**585.326**	**10,11%**	**3**
PACIFICO	557.512	9,63%	4
INTERNACIONAL	505.164	8,72%	5
BOLIVARIANO	475.637	8,21%	6
AUSTRO	218.606	3,78%	7
SOLIDARIO	183.465	3,17%	8
MACHALA	135.841	2,35%	9
CITIBANK	89.168	1,54%	10
10 PRIMEROS BANCOS	**4.890.546**	**84,46%**	
TOTAL SISTEMA	**5.790.088**	**100,00%**	

Adicionalmente, a continuación presentamos la evolución de las operaciones de crédito a partir del año 2004:

EVOLUCION

(en miles de dólares)


650,000
600,000
550,000
500,000
450,000
400,000
350,000
300,000
250,000
200,000
510,140
576,983
585,326
JUN.04
DIC.04
JUN.05

Cartera Vencida

Son las operaciones que al momento del vencimiento el cliente no las ha cancelado o renovado.

La cartera vencida total incluye: La cartera vencida más cartera que no devenga intereses o ingresos.

El índice establecido en la segunda columna del siguiente cuadro mide la cartera vencida neta, relacionado con el total de operaciones de crédito.

Al 30 de Junio del 2005, el índice de cartera vencida neta del Banco de Guayaquil, fue de -0.93%. Por otro lado, en el Banco de Guayaquil, las provisiones representan el 140,76% de la cartera vencida total; mientras que el promedio del sistema bancario ecuatoriano asciende a 120.58%.

Las provisiones para incobrables son los recursos que se toman de las utilidades de un banco y que se asignan como cobertura de las potenciales pérdidas que se presenten en la recuperación de los créditos concedidos y no cobrados.

RIESGO CREDITICIO

Al 30 de Junio del 2005

BANCOS	CARTERA VENCIDA TOTAL	RK	CARTERA VENCIDA NETA	RK	PROVISIONES PARA INCOBRABLES	RK	COBERTURA DE LAS PROVISIONES	RK
INTERNACIONAL	1,45%	1	-0,81%	7	2,60%	10	155,98%	4
BOLIVARIANO	1,46%	2	-1,58%	4	3,30%	8	208,20%	2
CITIBANK	1,98%	3	-2,81%	2	6,08%	4	242,21%	1
GUAYAQUIL	**2,29%**	**4**	**-0,93%**	**5**	**3,37%**	**7**	**140,76%**	**5**
PRODUBANCO	2,65%	5	-0,83%	6	3,72%	6	131,35%	7
MACHALA	2,99%	6	0,02%	8	3,06%	9	99,47%	8
PICHINCHA	4,26%	7	-1,69%	3	6,23%	3	139,59%	6
SOLIDARIO	4,69%	8	0,25%	9	4,44%	5	94,58%	9
AUSTRO	11,16%	9	4,30%	10	6,92%	2	61,49%	10
PACIFICO	14,59%	10	-8,25%	1	23,01%	1	156,54%	3
10 PRIMEROS BANCOS	**4,62%**		**-1,74%**		**6,60%**		**137,63%**	
TOTAL SISTEMA	**5,00%**		**-1,03%**		**6,24%**		**120,58%**	

Provisiones para Créditos Incobrables:

El saldo de provisiones para créditos incobrables a Junio del 2005 fue de US$ 19,497 M.

A continuación presentamos el resumen trimestral al 30 de Junio del 2005 de la Calificación de Cartera de Créditos y Contingentes y constitución de Provisiones de acuerdo a las nuevas normas establecidas por la Superintendencia de Bancos:

RESUMEN DE LA CALIFICACION DE CARTERA DE CREDITOS Y CONTINGENTES Y CONSTITUCION DE PROVISIONES

Al 30 de Junio del 2005

RESUMEN GENERAL	MONTO	% RIESGO	PROVISION REQUERIDA	PROVISION CONSTITUIDA	EXCEDENTE PROVISION
A RIESGO NORMAL	537.647	92,21%	5.417	5.417	-
B RIESGO POTENCIAL	21.902	3,76%	1.802	1.802	-
C DEFICIENTE	12.125	2,08%	4.865	4.865	-
D DUDOSO RECAUDO	9.873	1,69%	5.895	5.895	-
E PERDIDA	1.518	0,26%	1.518	1.518	-
TOTAL	**583.065**	**100,00%**	**19.497**	**19.497**	**-**

Depósitos del Público:

Los depósitos del público en el Banco de Guayaquil al 30 de Junio del 2005 ascendieron a US$ 871,940.M. A continuación presentamos el cuadro correspondiente para los 10 primeros bancos:

DEPOSITOS DEL PUBLICO

Al 30 de Junio del 2005

BANCOS	MILES DE DOLARES	% DEL TOTAL	RANKING
PICHINCHA	1.634.395	23,86%	1
GUAYAQUIL	**871.940**	**12,73%**	**2**
PRODUBANCO	759.224	11,08%	3
PACIFICO	731.697	10,68%	4
INTERNACIONAL	554.090	8,09%	5
BOLIVARIANO	553.711	8,08%	6
AUSTRO	278.191	4,06%	7
MACHALA	190.489	2,78%	8
SOLIDARIO	187.530	2,74%	9
CITIBANK	156.971	2,29%	10
10 PRIMEROS BANCOS	**5.918.239**	**86,40%**	
TOTAL SISTEMA	**6.850.140**	**100,00%**	

El saldo de depósitos del público al 30 de Junio del año 2005 (US$ 871,940.M) es mayor en US$ 162,186.M al saldo correspondiente al 30 de Junio del 2004 (US$ 709,754.M), lo que representa un crecimiento del 22,85%. Es importante mencionar que del total de depósitos del público el 66.96% corresponde a depósitos a la vista y el 33.04% a depósitos a plazos.

Adicionalmente, a continuación presentamos la evolución de los depósitos del público a partir del año 2004:

EVOLUCION

(en miles de dólares)


1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
709,754
801,280
871,940
JUN.04
DIC.04
JUN.05

Patrimonio Técnico:

A continuación presentamos el índice de Patrimonio Técnico para los 10 primeros bancos del país al 31 de Mayo del 2005:

PATRIMONIO TECNICO

Al 31 de Mayo del 2005

BANCOS	INDICE	RANKING
CITIBANK	20,89%	1
PACIFICO	13,30%	2
BOLIVARIANO	12,59%	3
GUAYAQUIL	11,30%	4
PRODUBANCO	10,89%	5
AUSTRO	10,82%	6
INTERNACIONAL	10,49%	7
SOLIDARIO	10,46%	8
PICHINCHA	10,34%	9
MACHALA	10,04%	10
10 PRIMEROS BANCOS	**11,34%**	
TOTAL SISTEMA	**12,09%**	

Adicionalmente, a continuación presentamos la evolución del patrimonio del Banco de Guayaquil desde el año 2004, el cual para los meses de Junio incluye las utilidades antes de la participación de trabajadores e impuestos:

EVOLUCION

(en miles de dólares)


94,000
90,000
86,000
82,000
78,000
74,000
82,147
85,771
91,372
JUN.04
DIC.04
JUN.05

A continuación presentamos el cuadro de la relación de patrimonio técnico constituido al total de activos ponderados por riesgo al 30 de Junio del 2005.

RELACION ENTRE EL PATRIMONIO TECNICO Y LOS ACTIVOS Y CONTINGENTES PONDERADOS POR RIESGO

Al 30 de Junio del 2005
En miles de dólares)

DESCRIPCION	BANCO US$
PATRIMONIO TECNICO PRIMARIO	
Capital social	59,979
Reserva legal	4,909
RESULTADOS ACUMULADOS - SALDOS AUDITADOS	-
(A) TOTAL PATRIMONIO TECNICO PRIMARIO	**64,888**
PATRIMONIO TECNICO SECUNDARIO	
Obligaciones convertibles	15,000
Reserva por revalorización del patrimonio	1,227
Superávit por valuaciones	7,195
Resultados del ejercicio	9,268
Dividendos pagados por anticipado	-2,000
SUBTOTAL PATRIMONIO TECNICO SECUNDARIO	**30,689**
(B) LIMITE PATRIMONIO TECNICO SECUNDARIO	
(C = A + B) PATRIMONIO TECNICO TOTAL	**95,578**
MENOS	
Capital asignado a una sucursal o agencia en el exterior	
El valor patrimonial proporcional de entidades que de acuerdo con las disposiciones vigentes que no requieren de la conformación de un patrimonio técnico	
(D) DEDUCCIONES AL PATRIMONIO TECNICO TOTAL	6,576
(E = C - D) PATRIMONIO TECNICO CONSTITUIDO	**89,002**
ACTIVOS Y CONTINGENTES PONDERADOS POR RIESGO	
Activos ponderados con 0.10	845
Activos ponderados con 0.20	46,113
Activos ponderados con 0.25	-
Activos ponderados con 0.40	6,338
Activos ponderados con 0.50	16,083
Activos ponderados con 1.00	726,658
(F) TOTAL ACTIVOS Y CONT. PONDERADOS POR RIESGO	**796,037**
POSICION, REQUERIMIENTO Y REL. DE PATRIMONIO TEC.	
(G = F X 9%) PATRIMONIO TECNICO REQUERIDO	**71,643**
(H = E - G) EXCEDENTE O DEFICIENCIA DEL PATRI.TEC.REQ.	**17,359**
ACTIVOS TOTALES Y CONTINGENTES (4%)	**64,468**
RELACION DEL PATRIMONIO TECNICO CONSTITUIDO	**11.18%**

Rentabilidad (ROE):

Es el indicador que mide el rendimiento patrimonial calculado como el coeficiente de las utilidades brutas, es decir, antes de la participación de trabajadores e impuestos, para el total del Patrimonio al inicio del año.

RENTABILIDAD (ROE)

Al 30 de Junio del 2005

BANCOS	INDICE	RANKING
AUSTRO	47,91%	1
INTERNACIONAL	37,94%	2
PICHINCHA	30,68%	3
SOLIDARIO	23,71%	4
MACHALA	22,70%	5
GUAYAQUIL	**21,61%**	**6**
PACIFICO	21,50%	7
BOLIVARIANO	21,40%	8
PRODUBANCO	21,04%	9
CITIBANK	12,22%	10
10 PRIMEROS BANCOS	**23,23%**	
TOTAL SISTEMA	**23,32%**	

Gastos Operacionales/Captaciones:

El total de los gastos de operación y de personal dividido para el total de recursos captados: depósitos a la vista, fondos interbancarios comprados, fondos de tarjetahabientes, fondos disponibles, repos, depósitos a plazo, créditos a favor de bancos y valores en circulación; determina el costo operacional en que debe incurrir un banco para captar depósitos del público.

A Junio del 2005 el indicador del Banco de Guayaquil fue del 5.33%, mientras que el indicador del sistema bancario ecuatoriano fue del 7,94% a la misma fecha, lo cual demuestra los altos niveles de eficiencia alcanzados:

GASTOS OPERACIONALES/CAPTACIONES

Al 30 de Junio del 2005

BANCOS	INDICE	RANKING
GUAYAQUIL	**5,33%**	**1**
PACIFICO	5,38%	2
INTERNACIONAL	6,78%	3
BOLIVARIANO	6,88%	4
AUSTRO	7,06%	5
CITIBANK	7,25%	6
MACHALA	7,59%	7
PRODUBANCO	7,73%	8
PICHINCHA	12,87%	9
SOLIDARIO	13,34%	10
10 PRIMEROS BANCOS	**7,25%**	
TOTAL SISTEMA	**7,94%**	

Gastos Operacionales/Activos + Contingentes

Es la totalidad de los gastos de operación y personal dividido para el total de activos más contingentes netos. Esto demuestra cuanto es el costo operativo de generar activos.

El índice del Sistema Bancario Ecuatoriano a Junio del 2005 fue del 4.59% y el del Banco de Guayaquil, para la misma fecha fue de 6.15%. Este indicador es el resultante del nivel de automatización del Banco y de la capacitación de su personal.

GASTOS OPERACIONALES/ACTIVOS + CONTINGENTES

Al 30 de Junio del 2005

BANCOS	INDICE	RANKING
PACIFICO	4,02%	1
GUAYAQUIL	4,59%	2
PRODUBANCO	4,93%	3
INTERNACIONAL	4,94%	4
BOLIVARIANO	5,21%	5
CITIBANK	5,39%	6
AUSTRO	6,14%	7
MACHALA	6,51%	8
PICHINCHA	10,13%	9
SOLIDARIO	11,97%	10
10 PRIMEROS BANCOS	**5,59%**	
TOTAL SISTEMA	**6,15%**	

BANCO DE GUAYAQUIL
MULTIBANCO

Expresado en miles de dólares

Balance General Comparativo

ACTIVO	JUNIO 2004	JUNIO 2005	VARIACION	%
FONDOS DISPONIBLES	**138.657**	**310.419**	**171.762**	**123,88%**
FONDOS INTERBANCARIOS VENDIDOS	**2.200**	**0**	**-2.200**	**-100,00%**
INVERSIONES	**253.445**	**317.562**	**64.117**	**25,30%**
PARA NEGOCIAR	135.890	168.084	32.194	23,69%
DISPONIBLES PARA LA VENTA	13.400	13.453	52	0,39%
HASTA EL VENCIMIENTO	105.372	141.135	35.762	33,94%
DISPONIBILIDAD RESTRINGIDA	5.868	8.091	2.223	37,88%
PROVISIÓN PARA INVERSIONES	-7.086	-13.201	-6.114	86,28%
CARTERA DE CRÉDITO NETA	**409.081**	**474.303**	**65.221**	**15,94%**
CARTERA POR VENCER	411.872	479.710	67.837	16,47%
CARTERA QUE NO DEVENGA INTERESES	9.239	5.267	-3.971	-42,99%
CARTERA VENCIDA	16.190	7.994	-8.195	-50,62%
PROVISIÓN PARA CRÉDITO INCOBRABLES	-28.220	-18.668	9.552	-33,85%
DEUDORES POR ACEPTACIÓN	**6.051**	**13.536**	**7.484**	**123,68%**
CUENTAS POR COBRAR	**47.879**	**47.116**	**-763**	**-1,59%**
BIENES ADJUDICADOS POR PAGO	**26.076**	**16.408**	**-9.668**	**-37,08%**
ACTIVO FIJO	**68.154**	**70.560**	**2.406**	**3,53%**
OTROS ACTIVOS	**37.933**	**41.652**	**3.719**	**9,80%**
TOTAL DEL ACTIVO	**989.480**	**1.291.561**	**302.080**	**30,53%**
CONTINGENTE NETO	**60.280**	**72.639**	**12.359**	**20,50%**
ACTIVO MAS CONTINGENTE NETO	**1.049.760**	**1.364.200**	**314.440**	**29,95%**

PASIVO	JUNIO 2004	JUNIO 2005	VARIACION	%
OBLIGACIONES CON EL PUBLICO	**709.753**	**871.940**	**162.186**	**22,85%**
OPERACIONES INTERBANCARIAS	0	0	0	0,00%
OBLIGACIONES INMEDIATAS	2.320	4.109	1.789	77,10%
ACEPTACIONES EN CIRCULACION	6.051	13.536	7.484	123,68%
CUENTAS POR PAGAR	18.776	19.316	540	2,88%
OBLIGACIONES FINANCIERAS	149.966	272.583	122.616	81,76%
VALORES EN CIRCULACION	4	4	0	0,00%
OBLIGACIONES CONV. EN ACC. Y APORTES	15.000	15.000	0	0,00%
OTROS PASIVOS	5.460	3.698	-1.761	-32,27%
TOTAL PASIVO	**907.333**	**1.200.189**	**292.856**	**32,28%**

PATRIMONIO	JUNIO 2004	JUNIO 2005	VARIACION	%
CAPITAL SOCIAL	**53.003**	**59.979**	**6.975**	**13,16%**
PRIMAS O DSCTOS COLOCACION ACCIONES	0	0	0	0,00%
RESERVAS	5.141	6.135	994	19,33%
OTROS APORTES PATRIMONIALES	0	0	0	0,00%
SUPERAVIT POR VALUACIONES	15.989	15.989	0	0,00%
RESULTADOS	0	0	0	0,00%
RESULTADOS DEL EJERCICIO	8.012	9.267	1.255	15,67%
TOTAL PATRIMONIO	**82.146**	**91.371**	**9.224**	**11,23%**
TOTAL PASIVO + PATRIMONIO	**989.480**	**1.291.561**	**302.080**	**30,53%**

BANCO DE GUAYAQUIL
MULTIBANCO

Expresado en miles de dólares

Estado de Pérdidas y Ganancias

INGRESOS	JUNIO 2004	JUNIO 2005	MONTO	%
Intereses	**33.754**	**36.549**	**2.794**	**8,28%**
Cartera	27.422	26.623	-799	-2,91%
Inversiones	6.332	9.925	3.593	56,75%
Comisiones	**1.611**	**3.528**	**1.917**	**119,05%**
Subsidiarias	**26**	**1.441**	**1.415**	**5406,48%**
Transaccionales	**18.378**	**25.084**	**6.706**	**36,49%**
Otros Ingresos	**290**	**349**	**59**	**20,39%**
TOTAL INGRESOS	**54.058**	**66.950**	**12.892**	**23,85%**

GASTOS	JUNIO 2004	JUNIO 2005	MONTO	%
Intereses	**12.788**	**11.970**	**-818**	**-6,40%**
Comisiones	**175**	**341**	**166**	**95,27%**
Operacionales	**15.532**	**19.369**	**3.837**	**24,70%**
Contribuciones	**1.956**	**2.370**	**413**	**21,13%**
Transaccionales	**5.819**	**6.955**	**1.136**	**19,52%**
Depreciaciones	**2.063**	**2.348**	**285**	**13,80%**
Otros Gastos	**2.043**	**1.596**	**-447**	**-21,87%**
TOTAL GASTOS	**40.377**	**44.948**	**4.572**	**11,32%**
UTILIDAD OPERATIVA	**13.682**	**22.002**	**8.321**	**60,82%**
ING. EXTRAORDINARIOS	**2.896**	**2.702**	**-195**	**-6,73%**
PROV Y AMORTIZACIONES	**8.566**	**15.436**	**6.870**	**80,20%**
BENEF. ANTES DE IMPT	**8.012**	**9.268**	**1.256**	**15,67%**


¡Sólidamente a su lado!
AA+
Banco de Guayaquil obtuvo la mejor calificación dentro de los Bancos Privados Ecuatorianos, de acuerdo al Análisis de la Firma Calificadora de riesgo Humphreys.
Qué significa la calificación "AA"
Qué significa el signo "+"
BANCO DE GUAYAQUIL
MULTIBANCO
¡Sólidamente a su lado!

Calificación "AA+"

Al mes de junio del 2005, el Banco de Guayaquil mantiene su calificación "AA +", la más alta calificación otorgada para los bancos privados nacionales.

La calificación "AA" significa: La institución es muy sólida financieramente, tiene buenos antecedentes de desempeño y no parece tener aspectos débiles que no se destaquen. Su perfil general de riesgo, aunque bajo, no es tan favorable como el de las instituciones que se encuentran en la categoría más alta de calificación.

Que significa el signo "+": Indica la posición dentro de la categoría.


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CORPORACION CIVIL

BOLSA DE VALORES DE GUAYAQUIL

DG.E. 2005.0208

Guayaquil, Julio 18 del 2005

Economista
Julio Mackliff Elizalde
Vicepresidente Ejecutivo
BANCO DE GUAYAQUIL
Ciudad

De mis consideraciones:

Por medio de la presente, me permito informarle que la acción del Banco de Guayaquil obtuvo el mayor índice de presencia bursátil (56,0%), entre las acciones inscritas en la Bolsa de Valores de Guayaquil, durante el primer semestre del año 2005.

Sin más particular por el momento reciba usted un cordial saludo.

Atentamente,

Enrique Arosemena Baquerizo
Director General

Acción del Banco de Guayaquil, la de mayor presencia bursátil

Informe Trimestral

Evaluación de Resultados

Al 30 de Septiembre de 2005

Calificación de Riesgo

AA+

BANCO DE GUAYAQUIL

MULTIBANCO

¡Sólidamente a su lado!

www.bancoguayaquil.com

Indice

A continuación pasaremos revista al desempeño de los resultados del Banco de Guayaquil al 30 de Septiembre del 2005.

En este trimestre el Banco de Guayaquil ha incrementado sus niveles de liquidez al 41,20% sobre el total de depósitos a corto plazo; su indicador de solvencia (11.42%) es 2.42 puntos porcentuales mayor al requerimiento de la ley (9%); sus utilidades brutas son mayores en un 14,43% que las utilidades del tercer trimestre del año anterior; los niveles de cartera vencida se han reducido al 3.14% de la cartera total, con provisiones equivalentes al 109.21% del saldo de la cartera vencida.

Estos resultados nos han permitido mantener la calificación de riesgo AA+; y nuestra acción, cuyo precio ha subido a US$ 1.95, es la de mayor presencia bursátil en la Bolsa de Valores de Guayaquil.

Evaluación de Resultados al 30 de Septiembre del 2005

Activos + Contingentes:

El total de Activos más Contingentes del Banco de Guayaquil al 30 de Septiembre del 2005 ascendió a la suma de US$ 1,425,595.M, que comparado con la cifra al 30 de Septiembre del 2004 (US$ 1,149,192.M) representa un crecimiento del 24.05%; mientras tanto el sistema bancario ecuatoriano creció de US$ 8,574,580 M a US$ 10,442,738 M, lo que representa un crecimiento del 17.89%.

A continuación presentamos la distribución de los Activos + Contingentes de los 10 primeros bancos del país y su participación en el total.

ACTIVOS + CONTINGENTES

Al 30 de Septiembre del 2005

BANCOS	MILES DE DOLARES	% DEL TOTAL	RANKING
PICHINCHA	2.445.698	23,42%	1
GUAYAQUIL	1.425.595	13,65%	2
PRODUBANCO	1.337.308	12,81%	3
PACIFICO	1.102.591	10,56%	4
BOLIVARIANO	803.774	7,70%	5
INTERNACIONAL	797.188	7,63%	6
AUSTRO	338.591	3,24%	7
SOLIDARIO	284.418	2,72%	8
MACHALA	229.036	2,19%	9
CITIBANK	216.859	2,08%	10
10 PRIMEROS BANCOS	**8.981.058**	**86,00%**	
TOTAL SISTEMA	**10.442.738**	**100,00%**	

Adicionalmente, a continuación presentamos la evolución del total de activos más contingentes a partir del año 2004:

EVOLUCION

(en miles de dólares)


1.600.000
1.200.000
800.000
400.000
0
1.149.192
1.176.476
1.425.595
SEP.04
DIC.04
SEP.05

Liquidez:

La liquidez está representada por el total de los fondos disponibles (US$ 343,593,126.M) relacionados al total de depósitos a corto plazo (US$ 833,978,744.M). A Septiembre del 2005 el Banco de Guayaquil reflejó un índice del 41,20%.

El promedio del indicador de liquidez para el total del sistema bancario ecuatoriano ascendió a 29,85%.

INDICE LIQUIDEZ

Al 30 de Septiembre del 2005

BANCOS	INDICE	RANKING
BOLIVARIANO	51,15%	1
GUAYAQUIL	**41,20%**	**2**
AUSTRO	31,91%	3
PICHINCHA	26,77%	4
SOLIDARIO	25,01%	5
INTERNACIONAL	24,17%	6
MACHALA	23,66%	7
PRODUBANCO	23,63%	8
PACIFICO	19,21%	9
CITIBANK	15,60%	10
10 PRIMEROS BANCOS	**29,19%**	
TOTAL SISTEMA	**29,85%**	

Indice de liquidez estructural:

El índice de "liquidez estructural" está basado en la composición de los pasivos para con el público y su volatilidad histórica.

El índice de liquidez estructural requerido para el Banco de Guayaquil a Septiembre del 2005 es de 12,45%, mientras que el índice constituido es de 44,17%, lo que corresponde a 3.55 veces lo requerido.

Inversiones

Son instrumentos de renta fija y de alta liquidez, que se negocian en los mercados bursátiles y extrabursátiles del mercado local e internacional.

A continuación se presenta la estructura de origen del portafolio y su respectiva calificación de riesgo otorgada por firmas internacionales de riesgo como Moodys y Standard and Poors.

El Banco de Guayaquil al cierre del 30 de Septiembre del 2005 registra el 91.16% de su portafolio en inversiones internacionales. Además el 77,75% del portafolio total corresponde a títulos valores con una calificación de riesgo AAA en los mercados internacionales.

PORTAFOLIO DE INVERSIONES

Al 30 de Septiembre del 2005

ORIGEN	MILES DE DOLARES	% DEL TOTAL
INTERNACIONAL	273.788	91,16%
LOCAL	26.558	8,84%
TOTAL	**300.346**	**100,00%**

CALIFICACION DE INVERSIONES

Al 30 de Septiembre del 2005

CALIFICACION	INTERNACIONAL	LOCAL	TOTAL	% PARTICIPACION
AAA	233.530	-	233.530	77,75%
AA	2.110	14.329	16.440	5,47%
A	38.148	768	38.916	12,96%
OTRAS	-	11.460	11.460	3,82%
TOTAL	**273.788**	**26.558**	**300.346**	**100,00%**

A continuación presentamos el cuadro comparativo de Inversiones con relación al total de Activos de los 10 primeros bancos del país:

INVERSIONES / ACTIVOS

Al 30 de Septiembre del 2005

BANCOS	MILES DE DOLARES	% DEL TOTAL DE ACTIVOS	RANKING
CITIBANK	99.278	53,36%	1
PACIFICO	317.272	30,43%	2
PRODUBANCO	224.935	23,12%	3
GUAYAQUIL	300.346	22,45%	4
MACHALA	28.536	13,09%	5
PICHINCHA	270.312	12,03%	6
INTERNACIONAL	80.393	11,94%	7
SOLIDARIO	30.008	10,56%	8
BOLIVARIANO	53.633	7,60%	9
AUSTRO	17.255	5,21%	10
10 PRIMEROS BANCOS	**1.421.969**	**17,78%**	
TOTAL SISTEMA	**1.525.310**	**16,27%**	

Adicionalmente, a continuación presentamos la evolución del portafolio de inversiones a partir del año 2004:

EVOLUCION

(en miles de dolares)


350.000
300.000
250.000
200.000
150.000
100.000
50.000
0
258.101
299.150
300.346
SEP.04
DIC.04
SEP.05

Operaciones de Crédito:

El volumen total de operaciones de crédito que incluye la cartera de crédito bruta más los contingentes netos del Banco de Guayaquil ascendió a la suma de US$ 622,069 M a Septiembre del 2005. Esta misma cifra al 30 de Septiembre de 2004 alcanzó la suma de US$ 557,218, M lo que representa un crecimiento del 11,64%.

A continuación presentamos el cuadro del volumen de operaciones de crédito de los 10 primeros bancos del país y su participación en el total:

OPERACIONES DE CREDITO

Al 30 de Septiembre del 2005

BANCOS	MILES DE DOLARES	% DEL TOTAL	RANKING
PICHINCHA	1.498.481	23,97%	1
PRODUBANCO	862.901	13,80%	2
GUAYAQUIL	**622.069**	**9,95%**	**3**
PACIFICO	576.393	9,22%	4
INTERNACIONAL	540.840	8,65%	5
BOLIVARIANO	479.167	7,66%	6
AUSTRO	225.553	3,61%	7
SOLIDARIO	191.873	3,07%	8
MACHALA	143.949	2,30%	9
CITIBANK	90.815	1,45%	10
10 PRIMEROS BANCOS	**5.232.041**	**83,68%**	
TOTAL SISTEMA	**6.252.078**	**100,00%**	

Adicionalmente, a continuación presentamos la evolución de las operaciones de crédito a partir del año 2004:

EVOLUCION

(en miles de dólares)


600.000
450.000
300.000
150.000
0
557.218
576.983
622.069
SEP.04
DIC.04
SEP.05

6

Cartera Vencida

Son las operaciones que al momento del vencimiento el cliente no las ha cancelado o renovado.

La cartera vencida total incluye: La cartera vencida más cartera que no devenga intereses o ingresos.

El índice establecido en la segunda columna del siguiente cuadro mide la cartera vencida neta, relacionado con el total de operaciones de crédito.

Al 30 de Septiembre del 2005, el índice de cartera vencida neta del Banco de Guayaquil, fue de -0.29%. Por otro lado, en el Banco de Guayaquil, las provisiones representan el 109,21% de la cartera vencida total; mientras que el promedio del sistema bancario ecuatoriano asciende a 121.51%.

Las provisiones para incobrables son los recursos que se toman de las utilidades de un banco y que se asignan como cobertura de las potenciales pérdidas que se presenten en la recuperación de los créditos concedidos y no cobrados.

RIESGO CREDITICIO

Al 30 de Septiembre del 2005

BANCOS	CARTERA VENCIDA TOTAL	RK	CARTERA VENCIDA NETA	RK	PROVISIONES PARA INCOBRABLES	RK	COBERTURA DE LAS PROVISIONES	RK
INTERNACIONAL	1,34%	1	-0,84%	5	2,50%	10	162,58%	4
BOLIVARIANO	1,48%	2	-1,72%	4	3,44%	7	216,08%	2
CITIBANK	1,75%	3	-2,72%	2	6,19%	3	254,99%	1
PRODUBANCO	2,45%	4	-0,69%	6	3,44%	8	128,20%	6
GUAYAQUIL	**3,14%**	**5**	**-0,29%**	**7**	**3,57%**	**6**	**109,21%**	**7**
MACHALA	3,65%	6	0,71%	8	3,03%	9	80,63%	9
PICHINCHA	4,10%	7	-1,77%	3	6,15%	4	143,15%	5
SOLIDARIO	5,70%	8	0,85%	9	4,85%	5	85,02%	8
AUSTRO	11,03%	9	3,91%	10	7,17%	2	64,53%	10
PACIFICO	13,61%	10	-9,03%	1	22,74%	1	166,36%	3
10 PRIMEROS BANCOS	**4,53%**		**-1,72%**		**6,49%**		**137,93%**	
TOTAL SISTEMA	**4,86%**		**-1,05%**		**6,13%**		**121,51%**	

Provisiones para Créditos Incobrables:

El saldo de provisiones para créditos incobrables a Septiembre del 2005 fue de US$ 21,998.M. Durante el año 2005 se constituyeron provisiones por US$ 12,300.M. y se castigaron US$ 18.121.M., de acuerdo a normativas vigentes de la autoridad de control.

A continuación presentamos el resumen trimestral al 30 de Septiembre del 2005 de la Calificación de Cartera de Créditos y Contingentes y constitución de Provisiones de acuerdo a las nuevas normas establecidas por la Superintendencia de Bancos:

RESUMEN DE LA CALIFICACION DE CARTERA DE CREDITOS Y CONTINGENTES Y CONSTITUCION DE PROVISIONES

Al 30 de Septiembre del 2005

RESUMEN GENERAL	MONTO	% RIESGO	PROVISION REQUERIDA	PROVISION CONSTITUIDA	EXCEDENTE PROVISION
A RIESGO NORMAL	567.687	91,40%	5.647	5.730	83
B RIESGO POTENCIAL	25.917	4,17%	2.039	2.039	0
C DEFICIENTE	14.865	2,39%	5.287	5.287	0
D DUDOSO RECAUDADO	9.251	1,49%	5.586	5.586	0
E PERDIDA	3.357	0,54%	3.357	3.357	0
TOTAL	**621.078**	**100,00%**	**21.915**	**21.998**	**83**

Depósitos del Público:

Los depósitos del público en el Banco de Guayaquil al 30 de Septiembre del 2005 ascendieron a US$ 930,280.M. A continuación presentamos el cuadro correspondiente para los 10 primeros bancos:

DEPOSITOS DEL PUBLICO

Al 30 de Septiembre del 2005

BANCOS	MILES DE DOLARES	% DEL TOTAL	RANKING
PICHINCHA	1.799.635	24,57%	1
GUAYAQUIL	**930.280**	**12,70%**	**2**
PACIFICO	791.076	10,80%	3
PRODUBANCO	783.731	10,70%	4
BOLIVARIANO	579.295	7,91%	5
INTERNACIONAL	573.336	7,83%	6
AUSTRO	291.194	3,98%	7
MACHALA	191.485	2,61%	8
SOLIDARIO	190.658	2,60%	9
CITIBANK	151.576	2,07%	10
10 PRIMEROS BANCOS	**6.282.265**	**85,76%**	
TOTAL SISTEMA	**7.325.048**	**100,00%**	

El saldo de depósitos del público al 30 de Septiembre del año 2005 (US$ 930,280.M) es mayor en US$ 155,343.M al saldo correspondiente al 30 de Septiembre del 2004 (US$ 774,937.M), lo que representa un crecimiento del 20.05%. Es importante mencionar que del total de depósitos del público el 66.19% corresponde a depósitos a la vista y el 33.81% a depósitos a plazos.

Adicionalmente, a continuación presentamos la evolución de los depósitos del público a partir del año 2004:

EVOLUCION

(en miles de dólares)


1.050.000
900.000
750.000
600.000
450.000
300.000
150.000
0
774.937
801.280
930.280
SEP.04
DIC.04
SEP.05

9

Patrimonio Técnico:

El índice de Patrimonio Técnico del Banco de Guayaquil a Septiembre del 2005 fue de 11.42%, que representa un superávit de patrimonio de US$ 19,949.M; 2,42 puntos porcentuales mayor que el requerimiento legal.

PATRIMONIO TECNICO

Al 30 de Septiembre del 2005

BANCOS	INDICE	RANKING
CITIBANK	20,37%	1
BOLIVARIANO	13,22%	2
PACIFICO	12,93%	3
PRODUBANCO	12,68%	4
AUSTRO	11,52%	5
GUAYAQUIL	11,42%	6
INTERNACIONAL	11,32%	7
SOLIDARIO	10,47%	8
PICHINCHA	10,41%	9
MACHALA	10,29%	10
10 PRIMEROS BANCOS	11,79%	
TOTAL SISTEMA	12,42%	

A continuación presentamos el índice de Patrimonio Técnico para los 10 primeros bancos del país al 30 de Septiembre del 2005:

EVOLUCION

(en miles de dólares)


125.000
100.000
75.000
50.000
25.000
0
87.354
85.771
97.231
SEP.04
DIC.04
SEP.05

Adicionalmente, a continuación presentamos la evolución del patrimonio del Banco de Guayaquil desde el año 2004, el cual para los meses de Septiembre incluye las utilidades antes de la participación de trabajadores e impuestos:

A continuación presentamos el cuadro de la relación de patrimonio técnico constituido al total de activos ponderados por riesgo al 30 de Septiembre del 2005.

RELACION ENTRE EL PATRIMONIO TECNICO Y LOS ACTIVOS Y CONTINGENTES PONDERADOS POR RIESGO

Al 30 de Septiembre del 2005
En miles de dólares)

DESCRIPCION	BANCO US$
PATRIMONIO TECNICO PRIMARIO	
Capital social	59.979
Reserva legal	4.909
RESULTADOS ACUMULADOS - SALDOS AUDITADOS	-
(A) TOTAL PATRIMONIO TECNICO PRIMARIO	**64.888**
PATRIMONIO TECNICO SECUNDARIO	
Obligaciones convertibles	15.000
Reserva por revalorización del patrimonio	1.227
Superávit por valuaciones	7.195
Resultados del ejercicio	15.127
Dividendos pagados por anticipado	-2.000
SUBTOTAL PATRIMONIO TECNICO SECUNDARIO	**36.549**
(B) LIMITE PATRIMONIO TECNICO SECUNDARIO	
(C = A + B) PATRIMONIO TECNICO TOTAL	**101.437**
MENOS	
Capital asignado a una sucursal o agencia en el exterior	
El valor patrimonial proporcional de entidades que de acuerdo con las disposiciones vigentes que no requieren de la conformación de un patrimonio técnico	
(D) DEDUCCIONES AL PATRIMONIO TECNICO TOTAL	7.182
(E = C - D) PATRIMONIO TECNICO CONSTITUIDO	**94.255**
ACTIVOS Y CONTINGENTES PONDERADOS POR RIESGO	
Activos ponderados con 0.10	871
Activos ponderados con 0.20	44.147
Activos ponderados con 0.25	-
Activos ponderados con 0.40	11.728
Activos ponderados con 0.50	15.701
Activos ponderados con 1.00	753.171
(F) TOTAL ACTIVOS Y CONT. PONDERADOS POR RIESGO	**825.618**
POSICION, REQUERIMIENTO Y REL. DE PATRIMONIO TEC.	
(G = F X 9%) PATRIMONIO TECNICO REQUERIDO	**74.306**
(H = E - G) EXCEDENTE O DEFICIENCIA DEL PATRI.TEC.REQ.	**19.949**
ACTIVOS TOTALES Y CONTINGENTES (4%)	**57.023**
RELACION DEL PATRIMONIO TECNICO CONSTITUIDO	**11,42%**

Rentabilidad (ROE):

Es el indicador que mide el rendimiento patrimonial calculado como el coeficiente de las utilidades brutas, es decir, antes de la participación de trabajadores e impuestos sobre Patrimonio promedio.

RENTABILIDAD (ROE)

Al 30 de Septiembre del 2005

BANCOS	INDICE	RANKING
AUSTRO	48,27%	1
INTERNACIONAL	41,96%	2
PRODUBANCO	24,93%	3
MACHALA	24,78%	4
GUAYAQUIL	24,42%	5
PICHINCHA	23,98%	6
BOLIVARIANO	23,86%	7
SOLIDARIO	21,33%	8
PACIFICO	20,84%	9
CITIBANK	11,03%	10
10 PRIMEROS BANCOS	**25,47%**	
TOTAL SISTEMA	**25,40%**	

Gastos Operacionales/Captaciones:

El total de los gastos de operación y de personal dividido para el total de recursos captados: depósitos a la vista, fondos interbancarios comprados, fondos de tarjetahabientes, fondos disponibles, repos, depósitos a plazo, créditos a favor de bancos y valores en circulación; determina el costo operacional en que debe incurrir un banco para captar depósitos del público.

A Septiembre del 2005 el indicador del Banco de Guayaquil fue del 5.14%, mientras que el indicador del sistema bancario ecuatoriano fue del 7,58% a la misma fecha, lo cual demuestra los altos niveles de eficiencia alcanzados:

GASTOS OPERACIONALES/CAPTACIONES

Al 30 de Septiembre del 2005

BANCOS	INDICE	RANKING
GUAYAQUIL	5,14%	1
PACIFICO	5,23%	2
BOLIVARIANO	6,60%	3
INTERNACIONAL	6,73%	4
AUSTRO	7,03%	5
PRODUBANCO	7,40%	6
PICHINCHA	7,73%	7
MACHALA	7,87%	8
CITIBANK	8,43%	9
SOLIDARIO	13,40%	10
10 PRIMEROS BANCOS	**6,94%**	
TOTAL SISTEMA	**7,58%**	

Gastos Operacionales/Activos + Contingentes

Es la totalidad de los gastos de operación y personal dividido para el total de activos más contingentes netos. Esto demuestra cuanto es el costo operativo de generar activos.

El índice del Sistema Bancario Ecuatoriano a Septiembre del 2005 fue del 5.79% y el del Banco de Guayaquil, para la misma fecha fue de 4.34%. Este indicador es el resultante del nivel de automatización del Banco y de la capacitación de su personal.

GASTOS OPERACIONALES/ACTIVOS + CONTINGENTES

Al 30 de Septiembre del 2005

BANCOS	INDICE	RANKING
PACIFICO	3,97%	1
GUAYAQUIL	**4,34%**	**2**
PRODUBANCO	4,55%	3
INTERNACIONAL	4,84%	4
BOLIVARIANO	5,04%	5
CITIBANK	5,95%	6
PICHINCHA	6,02%	7
AUSTRO	6,08%	8
MACHALA	6,61%	9
SOLIDARIO	11,83%	10
10 PRIMEROS BANCOS	**5,29%**	
TOTAL SISTEMA	**5,79%**	

BANCO DE GUAYAQUIL
M U L T I B A N C O

Expresado en miles de dólares

Balance General Comparativo

ACTIVO	SEPT/2004	SEPT/2005	VARIACION	%
FONDOS DISPONIBLES	**181.325,12**	**343.593,13**	**162.268,01**	**89,49%**
FONDOS INTERBANCARIOS VENDIDOS	**3.267,00**	**0,00**	**-3.267,00**	**-100,00%**
INVERSIONES	**258.101,31**	**300.345,64**	**42.244,33**	**16,37%**
PARA NEGOCIAR	136.601,85	152.711,39	16.109,54	11,79%
DISPONIBLES PARA LA VENTA	13.344,34	354,27	-12.990,07	-97,35%
HASTA EL VENCIMIENTO	108.317,88	156.758,55	48.440,67	44,72%
DISPONIBILIDAD RESTRINGIDA	6.832,80	8.359,85	1.527,05	22,35%
PROVISIÓN PARA INVERSIONES	-6.995,56	-17.838,42	-10.842,86	155,00%
CARTERA DE CRÉDITO NETA	**439.245,67**	**493.633,64**	**54.387,97**	**12,38%**
CARTERA POR VENCER	437.102,11	495.412,61	58.310,50	13,34%
CARTERA QUE NO DEVENGA INTERESES	9.802,39	6.428,21	-3.374,18	-34,42%
CARTERA VENCIDA	19.291,19	12.892,60	-6.398,58	-33,17%
PROVISIÓN PARA CRÉDITO INCOBRABLES	-26.950,02	-21.099,79	5.850,23	-21,71%
DEUDORES POR ACEPTACIÓN	**8.947,64**	**13.537,17**	**4.589,53**	**51,29%**
CUENTAS POR COBRAR	**47.795,39**	**46.726,16**	**-1.069,23**	**-2,24%**
BIENES ADJUDICADOS POR PAGO	**26.680,56**	**15.553,88**	**-11.126,67**	**-41,70%**
ACTIVO FIJO	**68.512,84**	**69.383,29**	**870,44**	**1,27%**
OTROS ACTIVOS	**38.921,11**	**55.058,82**	**16.137,70**	**41,46%**
TOTAL DEL ACTIVO	**1.072.796,63**	**1.337.831,72**	**265.035,08**	**24,71%**
CONTINGENTE NETO	**76.395,35**	**87.763,53**	**11.368,18**	**14,88%**
ACTIVO MAS CONTINGENTE NETO	**1.149.191,98**	**1.425.595,24**	**276.403,26**	**24,05%**

PASIVO	SEPT/2004	SEPT/2005	VARIACION	%
OBLIGACIONES CON EL PUBLICO	774.936,56	930.279,62	155.343,06	20,05%
OPERACIONES INTERBANCARIAS	0,00	0,00	0,00	0,00%
OBLIGACIONES INMEDIATAS	2.932,22	7.717,87	4.785,65	163,21%
ACEPTACIONES EN CIRCULACION	8.947,64	13.536,63	4.589,00	51,29%
CUENTAS POR PAGAR	20.796,74	26.577,94	5.781,20	27,80%
OBLIGACIONES FINANCIERAS	158.197,14	243.555,36	85.358,22	53,96%
VALORES EN CIRCULACION	4,02	4,02	0,00	0,00%
OBLIGACIONES CONV. EN ACC. Y APORTES	15.000,00	15.000,00	0,00	0,00%
OTROS PASIVOS	4.627,94	3.929,29	-698,65	-15,10%
TOTAL PASIVO	**985.442,25**	**1.240.600,74**	**255.158,49**	**25,89%**

PATRIMONIO	SEPT/2004	SEPT/2005	VARIACION	%
CAPITAL SOCIAL	53.003,94	59.979,28	6.975,34	13,16%
PRIMAS O DSCTOS COLOCACION ACCIONES	0,00	0,00	0,00	0,00%
RESERVAS	5.141,78	6.135,80	994,02	19,33%
OTROS APORTES PATRIMONIALES	0,00	0,00	0,00	0,00%
SUPERAVIT POR VALUACIONES	15.989,12	15.989,12	0,00	0,00%
RESULTADOS	0,00	0,00	0,00	0,00%
RESULTADOS DEL EJERCICIO	13.219,55	15.126,78	1.907,23	14,43%
TOTAL PATRIMONIO	**87.354,39**	**97.230,98**	**9.876,59**	**11,31%**
TOTAL PASIVO + PATRIMONIO	**1.072.796,63**	**1.337.831,72**	**265.035,08**	**24,71%**

BANCO DE GUAYAQUIL
MULTIBANCO

Expresado en miles de dólares

Estado de Pérdidas y Ganancias

INGRESOS	SEPT/2004	SEPT/2005	MONTO	%
Intereses	**49.816**	**53.964**	**4.148**	**8,33%**
Cartera	41.203	41.094	-109	-0,26%
Inversiones	8.614	12.870	4.256	49,41%
Comisiones	**3.448**	**5.676**	**2.228**	**64,62%**
Subsidiarias	**548**	**2.151**	**1.603**	**292,47%**
Transaccionales	**29.041**	**39.439**	**10.398**	**35,80%**
Servicios	13.372	18.145	4.773	35,70%
Tarjetas	15.669	21.294	5.625	35,90%
Otros Ingresos	**584**	**528**	**-56**	**-9,64%**
TOTAL VENTAS	**83.438**	**101.758**	**18.321**	**21,96%**

GASTOS	SEPT/2004	SEPT/2005	MONTO	%
Intereses	**18.482**	**18.765**	**283**	**1,53%**
Comisiones	**331**	**682**	**351**	**106,11%**
Operacionales	**23.817**	**27.904**	**4.087**	**17,16%**
Contribuciones	**3.544**	**4.963**	**1.419**	**40,04%**
Transaccionales	**9.121**	**10.653**	**1.532**	**16,80%**
Servicios	1.940	2.696	756	38,99%
Tarjetas	7.181	7.957	776	10,81%
Depreciaciones	**3.102**	**3.560**	**458**	**14,76%**
Otros Gastos	**2.856**	**2.415**	**-440**	**-15,42%**
TOTAL COSTOS	**61.253**	**68.943**	**7.690**	**12,56%**
UTILIDAD OPERATIVA	**22.185**	**32.815**	**10.630**	**47,92%**
ING. EXTRAORDINARIOS	**2.896**	**6.510**	**3.613**	**124,75%**
PROV Y AMORTIZACIONES	**11.862**	**24.198**	**12.336**	**103,99%**
BENEF. ANTES DE IMPT	**13.219**	**15.127**	**1.908**	**14,43%**

Calificación "AA+"


¡Sólidamente
a su lado!
AA+
Banco de Guayaquil obtuvo
la mejor calificación dentro de
los Bancos Privados Ecuatorianos,
de acuerdo al Análisis de la Firma
Calificadora de riesgo Humphreys.
Qué significa la calificación "AA"
Qué significa el signo "+"
BANCO DE GUAYAQUIL
MULTIBANCO

Al mes de septiembre del 2005, el Banco de Guayaquil mantiene su calificación "AA +", la más alta calificación otorgada para los bancos privados nacionales.

La calificación "AA" significa: La institución es muy sólida financieramente, tiene buenos antecedentes de desempeño y no parece tener aspectos débiles que no se destaquen. Su perfil general de riesgo, aunque bajo, no es tan favorable como el de las instituciones que se encuentran en la categoría más alta de calificación.

Que significa el signo "+": Indica la posición dentro de la categoría.



Visita de Pedro Luis Uriarte

En el mes de septiembre recibimos la visita del Sr. Pedro Luis Uriarte, Past Consejero Delegado (CEO) del Banco Bilbao Viscaya Argentaria, quién dictó conferencias e intercambio sus experiencia con el grupo de ejecutivos del Banco de Guayaquil.


BANCO DE GUAYAQUIL
CAIXAGALICIA

Banco de Guayaquil firma acuerdo de cooperación con Caixa Galicia

La Caja de Ahorros de Galicia y el Banco de Guayaquil firmaron un acuerdo para el desarrollo de un sistema de transferencia de fondos.

La Caja de Ahorros de Galicia fue constituida en La Coruña el día 3 de Abril de 1978, tiene 700 oficinas en España y representaciones en más de 10 países.

La dinámica integradora y la expansión hacia nuevos mercados, situaron a Caixa Galicia en una posición de claro liderazgo dentro del sistema financiero gallego y la configuran como una de las principales entidades financieras españolas.


CASAFACIL
La manera más fácil de tener casa propia
8%
de interés
15 años
plazo

Casa Fácil

El Banco de Guayaquil relanzó al mercado su producto para financiamiento de vivienda Casafácil con la tasa de interés más baja del mercado y el mayor período de financiamiento.

Con Casafácil clientes actuales y potenciales podrán financiar la casa que siempre soñaron y escogerla dentro de las múltiples opciones que presentan los distintos proyectos inmobiliarios aprobados.

Casafácil la manera más fácil de tener casa propia.


SIN FILAS NI COMPLICACIONES
Ingrese a nuestra página web www.bancoguayaquil.com y le facilitaremos...
sus Fondos de Reserva con sólo hacer
click!
BANCO DE GUAYAQUIL
Sus Fondos de Reserva como usted desee
¡Así de fácil!
Cajeros Automáticos
Banca Telefónica
Banca Virtual
Ventanillas del Banco

Fondos de Reserva

El Banco de Guayaquil se convirtío en la primera institución bancaria en ofrecer todos sus canales de atención: Ventanillas, Banca Virtual, Cajeros Automáticos y Banca Telefónica, para que los solicitantes puedan obtener sin filas ni complicaciones sus Fondos de Reserva.

Como parte del programa de Pago de Fondos de Reserva, el Banco de Guayaquil ha captado una participación del 22% del total de los fondos pagados y se han integrado 60.000 nuevos ahorristas


AMERICAN EXPRESS
PLATINUM
BANCO DE GUAYAQUIL
4054
01010
08/05 THRU
05 NW
SANTIAGO PLAZA

American Express Platinum

American Express Banco de Guayaquil lanzó al mercado: The Platinum Card, completando el abanico de productos y servicios que la alianza exclusiva entre Banco de Guayaquil y American Express brinda al mercado ecuatoriano.


PRIVILEGIOS
BANCO DE GUAYAQUIL
BRUNO GUEVARA
MasterCard

Privilegios Mastercard

Banco de Guayaquil lanzó al mercado su Tarjeta Mastercard Privilegios, manteniendo su posicionamiento de ser las tarjetas de crédito que le premian por todos sus consumos.

Al igual que Visa Privilegios, Mastercard Privilegios presenta sus tarjetas Classic, Gold y Platinum con beneficios especiales y diferenciados.


PRIMA
BANCO DE GUAYAQUIL
MasterCard
mc

Prima Mastercard

Prima Mastercard presenta una renovada imagen en el mercado ecuatoriano en su innovador y llamativo diseño.


BANCA
VIRTUAL
BANCA
TELEFÓNICA
BANCA
ELECTRÓNICA
CAJEROS
AUTOMÁTICOS
BANCA
CELULAR
SUCURSALES
Y AGENCIAS

Canales de Atención

El Banco de Guayaquil cuenta con el más moderno conjunto de canales de atención de la banca ecuatoriana.

Todos nuestros clientes tienen acceso a la más completa gama de productos y servicios a través de nuestras oficinas, Banca Virtual, Banca Telefónica, Banca Electrónica, Cajeros Automáticos y Banca Celular.


Efectiva
BANCO DE GUAYAQUIL
5892-6673-7777-0017
12/06
EDMUNDO GÓMEZ
Maestro
mi comisariato
Siempre, de todo a menor precio.

Tarjeta de débito Efectiva recibida en Mi Comisariato

Los cuenta correntistas y ahorristas del Banco de Guayaquil podrán realizar sus compras con la Tarjeta de débito Efectiva en todos los locales de Mi Comisariato en todo el país.



CORPORACION CIVIL

BOLSA DE VALORES DE GUAYAQUIL

SG.2005.0115

Guayaquil, octubre 26 del 2005.

Economista
Julio Mackliff Elizalde
Vicepresidente Ejecutivo
BANCO DE GUAYAQUIL
Ciudad

De mis consideraciones:

Por medio de la presente, me permito informarle que la acción del Banco de Guayaquil obtuvo el mayor índice de presencia bursátil (80,00%), entre las acciones inscritas en la Bolsa de Valores de Guayaquil, durante el tercer trimestre del año 2005.

Sin más particular por el momento reciba usted un cordial saludo.

Atentamente,

María Isabel Nuques Martínez, Ab.
Secretaria General

Banco de Guayaquil
$
2.00
1.95
1.90
1.85
1.80
1.75

Acción del Banco de Guayaquil, la de mayor presencia bursátil

ITEM (2): 2005 AND 2006 NOTICES OF SHAREHOLDERS' MEETINGS

English translations

BANCO DE GUAYAQUIL

Subscribed Capital:	US$ 60'000.000.00
Paid up Capital:	US$ 60'000.000.00
Legal Reserve:	US$ 314.729.00

NOTICE OF MEETING

TO THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF BANCO DE GUAYAQUIL S.A.

Pursuant to that provided in the General Law of Institutions for the Financial System, the Law of Companies and the corporate bylaws of Banco de Guayaquil S.A. I hereby call the Shareholders and the External Auditors DELOITTE & TOUCH ECUADOR C. LTDA. (Corporation Official) to the Extraordinary General Meeting of Shareholders to be held on Tuesday March twenty-one, 2006 at 11h00 in the premises located on the seventh floor of the main building of the Bank located at Pichincha No. 107 and Francisco de P. Ycaza of this city, to discuss the following agenda:

1. To take cognizance and decide the increase of authorized capital of Banco de Guayaquil S.A.
2. To take cognizance and decide the amendment of the corporate bylaws of Banco de Guayaquil S.A.
3. To take cognizance and decide the approval and ratification of Increase of the Subscribed and Paid up capital of Banco de Guayaquil S.A. as decided by the Board of Directors of the Bank in the meeting held on February 23, 2006 regarding the capitalization of Accrued Profit.

Guayaquil, March 11, 2006

Guillermo Lasso Mendoza
Executive President

Note: The external auditing firm (corporation official) has been specially and individually called.

BANCO DE GUAYAQUIL

Subscribed Capital:	US$ 60'000.000.00
Paid up Capital:	US$ 60'000.000.00
Legal Reserve:	US$ 4'908.994.70

NOTICE OF MEETING

TO THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF BANCO DE GUAYAQUIL S.A.

Pursuant to that provided in the General Law of Institutions for the Financial System, the Law of Companies and the corporate bylaws of Banco de Guayaquil S.A. I hereby call the Shareholders and the External Auditors PricewaterhouseCoopers del Ecuador Cia. Ltda. (Corporation Official) to be held on Thursday February 23, 2006 at 11h00 in the Hilton Colon Hotel of this city, located at Av. Francisco de Orellana, Block 111, Room Isabela, to discuss the following agenda:

1.- To take cognizance and discuss the Report presented by the Board of Directors and the Executive President of Bank regarding the fiscal year 2005.

2.- To take cognizance and discuss the Reports presented by the external auditing firm PricewaterhouseCoopers del Ecuador Cía. Ltda. (Corporation Official) and the internal auditing of the fiscal year 2005.

3.- To take cognizance and discuss the Balance Sheet and the Profit and Loss Statement of the Fiscal year 2006.

4.- To take cognizance and decide the destination of the profit corresponding to the fiscal year 2006.

5.- To take cognizance and decide regarding the selection of the Internal Auditor for the fiscal year 2006 and to set the remuneration.

6.- To take cognizance and decide regarding the selection of the External Auditor for the fiscal year 2006 and to set the remuneration

7.- To take cognizance and decide as to the issuance of convertible obligations in shares in the amount of EIGHT MILLION USDOLLARS (US$ 8'000.000.00);

8.-To take cognizance and decide as to the appointment of the members of the Board of Directors of Banco de Guayaquil S.A. for the period 2006-2008 and set its remunerations.

Guayaquil, February 7, 2006

Guillermo Lasso Mendoza
Executive President

Notes:

1) The financial statements and its annexes, the annual memory of the administration and the report of the external auditing firm are available to the Shareholders in the main office of the Bank for their cognizance and study.
2) The external auditing firm (Corporation Official) has been specially and individually called.

BANCO DE GUAYAQUIL

Subscribed Capital:	US$ 60'000.000.00
Paid up Capital:	US$ 59'979.282.90
Legal Reserve:	US$ 4'908.994.70

NOTICE OF MEETING

TO THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF BANCO DE GUAYAQUIL S.A.

Pursuant to that provided in the General Law of Institutions for the Financial System, the Law of Companies and the corporate bylaws of Banco de Guayaquil S.A. I hereby call the Shareholders and the External Auditors Pricewaterhouse & Coopers (Corporation Official) to the General Meeting of Shareholders to be held on Monday October ten, 2005 at 11h00 in the premises located on the seventh floor of the main building of the Bank located at Pichincha No. 107 and Francisco de P. Ycaza of this city, to discuss the following agenda:

Sole item of the Agenda: To take cognizance and decide the appointment of the main member of the Board of Directors of Banco de Guayaquil S.A.

Guayaquil, September 28, 2005

Guillermo Lasso Mendoza
Executive President

Notes: The external auditing firm (Corporation official) has been specially and individually called.

BANCO DE GUAYAQUIL

Subscribed Capital:	US$ 60'000.000.00
Paid up Capital:	US$ 59'979.282.90
Legal Reserve:	US$ 4'908.994.70

NOTICE OF MEETING

TO THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF BANCO DE GUAYAQUIL S.A.

Pursuant to that provided in the General Law of Institutions for the Financial System, the Law of Companies and the corporate bylaws of Banco de Guayaquil S.A. I hereby call the Shareholders and the External Auditors Pricewaterhouse & Coopers (Corporation Official) to the General Meeting of Shareholders to be held on Tuesday August 2, 2005 at 11h00 in the premises located on the seventh floor of the main building of the Bank located at Pichincha No. 107 and Francisco de P. Ycaza of this city, to discuss the following agenda:

Sole item of the Agenda: To take cognizance and decide the appointment of new members of the Board of Directors of Banco de Guayaquil S.A. for the period 2004-2006 and set remunerations.

Guayaquil, July 21, 2005

Guillermo Lasso Mendoza
Executive President

Notes: 1) The external auditing firm (Corporation official) has been specially and individually called.

BANCO DE GUAYAQUIL

Subscribed Capital:	US$ 53'003.942.00
Paid up Capital:	US$ 53'003.942.00
Legal Reserve:	US$ 3'914.973.90

NOTICE OF MEETING

TO THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF BANCO DE GUAYAQUIL S.A.

Pursuant to that provided in the General Law of Institutions for the Financial System, the Law of Companies and the corporate bylaws of Banco de Guayaquil S.A. I hereby call the Shareholders and the External Auditors PricewaterhouseCoupers. (Corporation Official) to the Ordinary General Meeting of Shareholders to be held on Thursday March 10, 2005 at 12h00 in Bankers Club, floor 32, Room 3, Previsora Building located on the seventh floor of the main building of the Bank located at P. Ycaza and Malecon Avenue (corner) of this city, to discuss the following agenda:

1.- To take cognizance and discuss the Report presented by the Board of Directors and the Executive President of Bank regarding the fiscal year 2004.

2.- To take cognizance and discuss the Reports presented by the external auditing firm PricewaterhouseCoopers (Corporation Official) and the Internal Auditing of the fiscal year 2004.

3.- To take cognizance and discuss the Balance Sheet and the Profit and Loss Statement of the Fiscal year 2004.

4.- To take cognizance and decide the destination of the profit corresponding to the fiscal year 2004.

5.- To take cognizance and decide regarding the selection of the Internal Auditor for the fiscal year 2006 and to set the remuneration.

6.- To take cognizance and decide regarding the selection of the External Auditor for the fiscal year .

Guayaquil, February 22, 2005

Guillermo Lasso Mendoza

Executive President

Note:

1) The financial statements and its annexes, the annual memory of the administration and the report of the external auditing firm are available to the Shareholders in the main office of the Bank for their cognizance and study.
2) The external auditing firm (Corporation Official) has been specially and individually called.

RECEIVED
2006 JUL 20 A 10:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ITEM (2): 2005 PRESS RELEASES

Relación entre el Patrimonio Técnico y los Activos y Contingentes Ponderados por Riesgo

DESCRIPCION	BANCO	GRUPO
PATRIMONIO TECNICO PRIMARIO		
Capital social	60.000.000,00	60.000.000,00
Reservas legales	4.903.994,70	4.903.994,70
(A) TOTAL PATRIMONIO TECNICO PRIMARIO	**64.903.994,70**	**64.903.994,70**
PATRIMONIO TECNICO SECUNDARIO		
Obligaciones convertibles en acciones	15.000.000,00	15.000.000,00
Reservas por revalorización del patrimonio	1.226.807,33	1.226.807,33
45% superávit por valuaciones	7.430.902,64	7.430.902,64
Utilidades o excedentes acumulados	1.968.000,00	1.968.000,00
Utilidad del ejercicio	16.968.653,23	17.028.019,86
MENOS:		
Dividendos pagados por anticipados	4.000.000,00	4.000.000,00
(B) TOTAL PATRIMONIO TECNICO SECUNDARIO	**38.594.363,20**	**38.653.729,83**
(C=A+B) PATRIMONIO TECNICO TOTAL	**103.503.357,90**	**103.562.724,53**
MENOS:		
El capital asignado a una Sucursal o Agencia en el exterior.	1.708.237,71	0,00
El valor de su participación en el capital pagado más las reservas, exceptuando las provenientes de valuaciones del activo, en una institución subsidiaria o afiliada.	5.620.878,54	0,00
(D) DEDUCCIONES AL PATRIMONIO TECNICO TOTAL	**7.329.116,25**	**0,00**
(E = C - D) PATRIMONIO TECNICO CONSTITUIDO	**96.174.241,66**	**103.562.724,53**
ACTIVOS Y CONTINGENTES PONDERADOS POR RIESGO		
Activos ponderados con 0.00	0,00	0,00
Activos ponderados con 0.10	912.046,32	1.168.008,72
Activos ponderados con 0.20	43.178.004,75	43.178.004,75
Activos ponderados con 0.25	0,00	0,00
Activos ponderados con 0.40	14.281.760,63	14.281.760,63
Activos ponderados con 0.50	16.002.540,04	16.036.622,13
Activos ponderados con 1.00	784.294.790,88	791.544.838,62
(F) TOTAL ACTIVOS Y CONTIN. PONDERADOS POR RIESGO	**858.669.142,61**	**866.209.234,85**
POSICION, REQUERIMIENTO Y RELACION DE PATRIMONIO TECNICO		
(G = F x 9%) PATRIMONIO TECNICO REQUERIDO	**77.280.222,84**	**77.958.831,14**
(H = E - G) EXCEDENTE O DEFICIENCIA DE PAT. TEC. REQUERIDO	**18.894.018,82**	**25.603.893,39**
ACTIVOS TOTALES Y CONTINTENTES X 4%	**71.218.357,91**	**69.757.230,06**
RELACION PATRIMONIO TECNICO CONSTITUIDO	**11,20%**	**11,96%**

...vos de Riesgo

Inversiones

RESUMEN GENERAL	VALOR NOMINAL	VALOR MERCADO	PROVISIONES REQUERIDAS	PROVISIONES CONSTITUIDAS	PROVISION EXCES. O DEF.
PARA NEG. ENT. SECTOR PRIVADO	26.793.979,83	34.939.792,62	-	-	-
PARA NEG. ESTADO O ENT. SECTOR PUBLICO	104.005.274,87	104.038.633,89	-	-	-
DISP. VENTA ESTADO O ENT. SECTOR PUBLICO	354.270,20	354.270,20	-	-	-
MANTENIDAS VENCIMIENTO SECTOR PRIVADO	45.734.898,39	45.734.898,39		-	-
MANT. VENCIMIENTO EST. O ENT. SECTOR PUBLICO	111.833.748,87	111.803.748,87	-	-	-
DE DISPONIBILIDAD RESTRINGIDA	8.766.193,02	8.766.193,02	-	-	-
DERECHOS FIDUCIARIOS-INVERSIONES	25.353.887,81	25.363.887,81	-	-	-
PROVISIONES ESP. DIVERSIONES AL VENCIMIENTO	-	-	-	50.203,47	50.203,47
[illegible]SIONES GENERICAS PARA DIVERSIONES	-	-	-	19.336.950,98	19.336.950,98
TOTAL	332.903.237,29	331.051.469,80	0,00	19.387.159,45	19.387.159,45

[illegible] 2005.
[illegible] y no cobrados se reversan de las cuentas de resultados a los 30 días y se registran para efectos de control en una cuenta de orden. Para el [illegible] a los 60 días posteriores a la fecha de vencimiento de la operación, sin perjuicio del cobro de los intereses de mora correspondientes. [illegible] días.
[illegible], para efectos de control, en la subcuenta de orden 710605 "Intereses en suspenso – Vencidos". Igual procedimiento se efectuará para el [illegible] cartera de consumo; y, a los cinco (5) días en las operaciones de microcrédito.

[illegible] Romero

Ing. Carlos Cevallos Zambrano

Informe de los Auditores Independientes

[illegible]

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers del Ecuador Cía. Ltda.
Carchi 702 y 9 de Octubre
2do. Piso
Casilla 09-01-05820
Teléfonos: (593) 4 2288-199
Celular: (593) 09-9775507
Fax: (593) 4 2286889
Guayaquil - Ecuador

INFORME DE LOS AUDITORES INDEPENDIENTES

A los miembros del Directorio y accionistas del
Banco de Guayaquil S.A.

Guayaquil, 3 de febrero del 2006

1. Hemos auditado el balance general adjunto del Banco de Guayaquil S.A. al 31 de diciembre del 2005 y los correspondientes estados de pérdidas y ganancias, de evolución del patrimonio y de flujos de efectivo por el año terminado en esa fecha. Estos estados financieros son responsabilidad de la Administración del Banco. Nuestra responsabilidad es expresar una opinión sobre estos estados financieros basados en nuestra auditoría.

2. Nuestra auditoría fue efectuada de acuerdo con Normas Internacionales de Auditoría. Estas normas requieren que una auditoría sea diseñada y realizada para obtener certeza razonable de si los estados financieros no contienen exposiciones erróneas o inexactas de carácter significativo. Una auditoría incluye el examen, a base de pruebas, de la evidencia que soporta las cantidades y revelaciones presentadas en los estados financieros. Incluye también la evaluación de los principios de contabilidad utilizados y de las estimaciones relevantes hechas por la Administración, así como una evaluación de la presentación general de los estados financieros. Consideramos que nuestra auditoría provee una base razonable para expresar una opinión.

3. Tal como se explica en la Nota 2, los estados financieros mencionados en el primer párrafo han sido preparados sobre la base de normas contables establecidas por la Superintendencia de Bancos y Seguros, las cuales difieren de las Normas Ecuatorianas de Contabilidad y Normas Internacionales de Información Financiera. Estas bases de preparación fueron adoptadas para atender las disposiciones emitidas por la Superintendencia de Bancos y Seguros del Ecuador; por esta razón, los estados financieros no deben ser usados para otros propósitos.

4. En nuestra opinión, los estados financieros arriba mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera del Banco de Guayaquil S.A. al 31 de diciembre del 2005 y los resultados de sus operaciones, las variaciones en su patrimonio y sus flujos de efectivo por el año terminado en esa fecha, de conformidad con normas contables establecidas por la Superintendencia de Bancos y Seguros.

5. Como se menciona en la Nota 2 b) a los estados financieros, de acuerdo con disposiciones de la Superintendencia de Bancos y Seguros los estados financieros del Banco de Guayaquil S.A. deben presentarse en forma individual y consolidada con sus subsidiarias; por lo tanto, los estados financieros consolidados se presentan por separado. Los estados financieros adjuntos deben ser leídos en conjunto con los estados financieros consolidados.

PricewaterhouseCoopers
No. de Registro en la Superintendencia de Bancos y Seguros : AE9101

Roberto Tugendhat V.
Socio Apoderado

Indices Financieros

	BG	SISTEMA
1 CALIDAD DE ACTIVOS		
1.1 MOROSIDAD BRUTA TOTAL	1,89%	4,89%
1.2 MOROSIDAD CARTERA COMERCIAL	2,16%	5,52%
1.3 MOROSIDAD CARTERA CONSUMO	1,28%	4,39%
1.4 MOROSIDAD CARTERA DE VIVIENDA	4,48%	1,59%
1.5 MOROSIDAD CARTERA DE MICROEMPRESA	6,38%	7,43%
1.6 PROVISIONES / (CARTERA DE CREDITO IMPRODUCTIVA)	141,73%	143,67%
2 LIQUIDEZ		
2.1 FONDOS DISPONIBLES / TOTAL DEPÓSITOS A CORTO PLAZO	42,16%	31,34%
2.2 COBERTURA 25 MAYORES DEPOSITANTES	165,07%	144,25%
2.3 COBERTURA 100 MAYORES DEPOSITANTES	108,89%	100,18%
3 RENTABILIDAD		
3.1 RENDIMIENTO OPERATIVO / ACTIVOS ROA	1,20%	1,61%
3.2 RENDIMIENTO OPERATIVO / PATRIMONIO ROE	20,05%	20,09%
4 CAPITAL		
4.1 COBERTURA PATRIMONIAL DE ACTIVOS	67,88%	155,39%
4.2 SOLVENCIA	11,20%	11,65%
4.3 PATRIMONIO SECUNDARIO VS. PATRIMONIO PRIMARIO	59,46%	47,77%
5 MANEJO ADMINISTRATIVO		
5.1 ACTIVOS PRODUCTIVOS / PASIVOS CON COSTO	114,62%	140,26%
5.2 GRADO DE ABSORCIÓN = GASTOS OPERACIONALES / MARGEN FINANCIERO	116,08%	85,95%
5.3 GASTOS DE PERSONAL / ACTIVO TOTAL PROMEDIO	1,47%	2,43%
5.4 GASTOS OPERATIVOS / ACTIVO TOTAL PROMEDIO	4,98%	7,15%

Balance Consolidado y Condensado

DESCRIPCION	US$
ACTIVO	
FONDOS DISPONIBLES	**376.652.534,71**
Caja	23.952.047,79
Depósitos para encaje	36.391.945,24
Bancos y otras instituciones financieras	257.482.443,23
Efectos de cobro inmediato	22.725.553,54
Remesas en tránsito	1.021.039,91
INVERSIONES	**286.205.350,37**
Para negociar de entidades de sector privado	34.847.124,47
Para negociar del estado o de entidades del sector público	104.006.274,87
Disponibles para la venta del estado o de entidades del sector público	354.270,20
Mantenidas hasta el vencimiento de entidades del sector privado	45.734.898,39
Mantenidas hasta el vencimiento del estado del sector público	111.883.748,87
De disponibilidad restringida	8.766.193,02
(Provisión para Inversiones)	-19.387.159,45
CARTERA DE CREDITOS	**545.506.635,66**
Cartera de créditos comercial por vencer	231.937.524,52
De 1 a 180 días	106.164.625,81
De 181 a 360 días	19.833.440,36
De más de 360 días	105.939.458,35
Cartera de créditos consumo por vencer	281.575.120,88
De 1 a 180 días	198.972.275,95
De 181 a 360 días	17.898.827,86
De más de 360 días	64.704.017,07
Cartera de créditos de viviendas por vencer	32.005.080,08
De 1 a 180 días	2.289.393,41
De 181 a 360 días	1.007.876,60
De más de 360 días	28.707.810,07
Cartera de créditos para la microempresa por vencer	3.970.536,30
De 1 a 180 días	3.723.069,99
De 181 a 360 días	245.791,21
De más de 360 días	1.675,10
Cartera de créditos comercial reestructurada por vencer	402.598,55
Cartera de créditos de vivienda reestructurada por vencer	17.004,59
Cartera de créditos comercial que no devenga intereses	1.779.704,67
Cartera de créditos consumo que no devenga intereses	2.004.147,34
Cartera de créditos de vivienda que no devenga intereses	1.256.513,28
Cartera de créditos para la microempresa que no devenga intereses	179.363,46
Cartera de créditos comercial reestructurada que no devenga intereses	19.873,67
Cartera de créditos comercial vencida	3.300.492,59
Cartera de créditos de consumo vencida	1.642.249,15
Cartera de créditos de vivienda vencida	243.749,56
Cartera de créditos para la microempresa vencida	91.027,55
Cartera de créditos comercial reestructurada vencida	31.029,30
Cartera de créditos consumo reestructurada vencida	8,00
Cartera de créditos de vivienda reestructurada vencida	7,00
(Provisiones para créditos incobrables)	-14.949.394,82
DEUDORES POR ACEPTACIONES	**16.331.247,07**
CUENTAS POR COBRAR	**49.786.987,54**
B.REAL.ADJ.PAGO,ARREN.MERC.Y NO UTILIZADOS ENTIDAD	**16.534.681,96**
PROPIEDADES Y EQUIPOS	**71.397.485,13**
OTROS ACTIVOS	**56.656.507,58**
Inversiones en acciones y participaciones	12.953.174,14
Otras cuentas de «otros activos»	47.160.282,68
(Provisión para otros activos irrecuperables)	-4.457.949,24
TOTAL DEL ACTIVO	**1.416.970.880,02**
PASIVO	
OBLIGACIONES CON EL PUBLICO	**1.013.556.465,94**
Depósitos a la vista	690.183.603,25
Depósitos a plazo	323.372.862,69
De 1 a 30 días	89.883.593,79
De 31 a 90 días	113.098.505,49
De 91 a 180 días	84.538.335,84
De 181 a 360 días	34.176.060,32
De mas de 361 días	1.696.366,25
OBLIGACIONES INMEDIATAS	**5.031.626,20**
ACEPTACIONES EN CIRCULACION	**16.331.247,07**
CUENTAS POR PAGAR	**29.887.859,60**
OBLIGACIONES FINANCIERAS	**230.170.854,74**
VALORES EN CIRCULACION	**4.022,00**
OBLIG.CONV.ACCIONES Y AP.FUTURAS CAP.	**15.000.000,00**
OTROS PASIVOS	**5.403.232,15**
TOTAL DEL PASIVO	**1.315.385.307,78**
PATRIMONIO	
CAPITAL SOCIAL	**60.000.000,00**
Capital pagado	60.000.000,00
RESERVAS	**6.135.802,03**
Legales	4.908.994,70
Revalorización del patrimonio	1.226.807,33
SUPERAVIT POR VALUACIONES	**16.513.116,98**
RESULTADOS	**18.936.653,23**
Utilidades o excedentes acumulados	1.968.000,00
Utilidad del ejercicio	16.968.653,23
TOTAL DEL PATRIMONIO	**101.585.572,24**
TOTAL GENERAL DEL PASIVO Y PATRIMONIO	**1.416.970.880,02**
ACREEDORAS	**363.488.067,64**
Avales	918.667,59
Fianzas y garantías	50.669.997,52
Cartas de crédito	42.369.947,40
Créditos aprobados no desembolsados	269.434.789,90
Compromisos futuros	94.665,23
TOTAL CUENTAS CONTINGENTES	**363.488.067,64**
TOTAL CUENTAS DE ORDEN	**2.265.463.102,38**
ANEXOS CUENTAS DE ORDEN	
DEUDORAS	**228.551.242,40**
Activos castigados	49.687.852,61
Operaciones activas con empresas vinculadas	21.540,16
Operaciones activas con entidades del grupo financiero	7.010.429,74
Otras cuentas de orden deudoras	171.831.319,89
ACREEDORAS	**2.036.911.859,98**
Operaciones pasivas con empresas vinculadas	1.909.703,08
Operaciones pasivas con empresas subsidiarias y afiliadas	0,00
Depósitos y otras captaciones no cubiertas por la AGD	0,00
Otras cuentas de orden acreedoras	2.035.002.156,90

Estado de Pérdidas y Ganancias

Consolidado y Condensado

DESCRIPCION	PARCIAL	TOTAL
INGRESOS FINANCIEROS		114.080.507,60
Intereses y descuentos ganados	[illegible]	
Comisiones ganadas	24.105.052,45	
Utilidades financieras	2.824.351,32	
Ingresos por servicios	18.844.552,00	
EGRESOS FINANCIEROS		-31.336.780,13
Intereses causados	-27.707.149,42	
Comisiones causadas	-2.584.721,42	
Pérdidas financieras	-1.044.909,29	
MARGEN BRUTO FINANCIERO		**82.743.727,47**
OTROS INGRESOS Y GASTOS OPERACIONALES:		
INGRESOS OPERACIONALES		**26.026.166,84**
Otros ingresos operacionales	-26.026.166,84	
EGRESOS OPERACIONALES		**-53.725.478,79**
Gastos de operación	-51.508.157,78	
Otras pérdidas operacionales	-2.217.321,01	
MARGEN OPERACIONAL ANTES DE PROVISIONES, DEPRECIACIONES Y AMORTIZACIONES		**55.044.415,52**
PROVISIONES, DEPRECIACIONES Y AMORTIZACIONES		**-39.913.442,84**
Provisiones	-28.785.429,41	
Depreciaciones	-4.772.436,48	
Amortizaciones	-6.355.576,95	
MARGEN OPERACIONAL NETO		**15.130.972,68**
INGRESOS Y GASTOS NO OPERACIONALES		**8.894.727,96**
Otros ingresos	9.203.314,67	
Otros gastos y pérdidas	-308.586,71	
UTILIDAD ANTES DE IMPUESTO Y PARTICIPACIONES		**24.025.700,64**
Participación trabajadores		-3.699.221,75
Impuesto INNFA		-406.529,58
Impuesto a la renta		-2.951.296,08
RESULTADOS DEL EJERCICIO		**16.968.653,23**

Calificación de Acti

Cartera de Créditos, Contingentes y otros Activos

	RESUMEN GENERAL	MONTO	% RIESGO	PROVISIONES REQUERIDAS	PROVISIONES CONSTITUIDAS	EXCEDENTE PROVISION
A	RIESGO NORMAL	638.255.665	94,35%	6.382.062	6.382.062	0,00
B	RIESGO POTENCIAL	20.050.968	2,96%	1.504.019	1.504.019	0,00
C	DEFICIENTE	13.777.921	2,04%	4.992.819	4.992.819	0,00
D	DUDOSO RECAUDADO	2.594.651	0,38%	1.298.613	1.298.613	0,00
E	PERDIDA	1.812.640	0,27%	1.812.641	1.812.641	0,00
	TOTAL	676.492.084	100,00%	15.990.154	15.990.154	0,00

NOTAS TECNICAS:

1.- Los estados financieros se dolarizaron de conformidad con las instrucciones impartidas con circular No. SB-INBGF-DN-2000-034 de 17 de abo
2.- La cartera comercial vencida se registra en la respectiva cuenta a los 30 días que el documento se venció y los intereses y comisiones por caso de cuotas o dividendos de la cartera comercial y de vivienda vencidas, con garantía hipotecaria, se transfieren a la cuenta correspondie La cartera de consumo se registrarán los saldos en cartera vencida a los quince días de ser exigibles; y, las operaciones de microcréditos a l Los intereses y comisiones que se reversan por no haber sido cancelados dentro de los 30 días posteriores a su exigibilidad de pago corresp reverso a los 60 días, de las cuotas o dividendos de los créditos de amortización gradual de la cartera comercial y de vivienda; a los cu

Guillermo Lasso Mendoza Ing. R...

BANCO DE GUAYAQUIL
GRUPO FINANCIERO

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	335.013.742,87
INVERSIONES	296.202.813,83
CARTERA DE CREDITOS	549.283.504,96
DEUDORES POR ACEPTACIONES	18.331.247,07
CUENTAS POR COBRAR	52.058.791,26
B.REAL.ADJ.PAGO.ARREN.MERC.Y NO UTILIZADOS ENTIDAD	15.602.653,57
PROPIEDADES Y EQUIPOS	71.715.646,26
OTROS ACTIVOS	45.933.003,22
TOTAL DEL ACTIVO	1.382.154.615,84
PASIVO	
OBLIGACIONES CON EL PUBLICO	995.870.711,23
OBLIGACIONES INMEDIATAS	5.031.626,20
ACEPTACIONES EN CIRCULACION	18.331.247,07
CUENTAS POR PAGAR	31.285.763,39
OBLIGACIONES FINANCIERAS	208.075.028,81
VALORES EN CIRCULACION	4.022,00
OBLIG.CONV. ACCIONES Y APORTES FUTURAS CAPITALIZACIONES	15.000.000,00
OTROS PASIVOS	8.311.278,27
TOTAL DEL PASIVO	1.280.509.678,97
PATRIMONIO	
CAPITAL SOCIAL	60.000.000,00
RESERVAS	6.135.802,03
SUPERAVIT POR VALUACIONES	16.513.116,99
RESULTADOS	18.996.019,65
TOTAL DEL PATRIMONIO	101.644.938,67
TOTAL PASIVO Y PATRIMONIO	1.382.154.615,84
CUENTAS CONTINGENTES	361.776.135,64
CUENTAS DE ORDEN	2.485.745.309,26

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		120.411.473,52
Intereses y descuentos ganados	63.762.401,23	
Comisiones ganadas	33.831.975,51	
Utilidades financieras	2.853.517,52	
Ingresos por servicios	19.968.583,26	
EGRESOS FINANCIEROS		-33.352.842,48
Intereses causados	-27.814.811,30	
Comisiones causadas	-4.440.562,25	
Pérdidas financieras	-1.097.468,93	
MARGEN BRUTO FINANCIERO		87.058.635,04
OTROS INGRESOS Y GASTOS OPERACIONALES:		
INGRESOS OPERACIONALES		23.175.918,60
Otros ingresos operacionales	23.175.918,60	
EGRESOS OPERACIONALES		-58.337.763,49
Gastos de operación	-58.222.204,48	
Otras pérdidas operacionales	-115.559,01	
MARGEN OPERACIONAL ANTES DE PROVISIONES, DEPRECIACIONES Y AMORTIZACIONES		53.896.880,16
PROVISIONES,DEPRECIACIONES Y AMORTIZACIONES		-40.458.639,94
Provisiones	-28.885.532,95	
Depreciaciones	-4.855.772,76	
Amortizaciones	-6.717.334,22	
MARGEN OPERACIONAL NETO		13.438.060,21
INGRESOS Y GASTOS NO OPERACIONALES		11.075.727,11
Otros ingresos	9.572.899,67	
Resultados no operativos acreedores	48.895.759,34	
Otros gastos y pérdidas	-45.392.931,90	
UTILIDAD ANTES DE IMPUESTO Y PARTICIPACION		24.513.777,32
Participación trabajadores		-3.872.885,15
Impuesto a la renta		-3.034.807,90
[illegible]		-406.529,58
RESULTADOS DEL EJERCICIO		17.199.761,69

GUILLERMO LASSO MENDOZA
PRESIDENTE EJECUTIVO

Informe de los Auditores Independientes

"Transcripción literal, requerida por disposiciones legales vigentes, del informe de los auditores independientes sobre los estados financieros consolidados completos del Banco y compañías subsidiarias. Se aclara que la lectura de las notas a los estados financieros consolidados, las cuales no se adjuntan a los presentes estados financieros consolidados y condensados, es necesaria para interpretar adecuadamente estos estados."

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers del Ecuador Cía. Ltda.
Carchi 702 y 9 de Octubre
2do. Piso
Casilla 09-01-05820
Teléfono: (593) 4 2288-199
Celular: (593) 09-9775507
Fax: (593) 4 2286889
Guayaquil - Ecuador

INFORME DE LOS AUDITORES INDEPENDIENTES

A los miembros del Directorio y accionistas del
Banco de Guayaquil S.A.

Guayaquil, 3 de febrero del 2006

1. Hemos auditado el balance general consolidado adjunto del Banco de Guayaquil S.A. y compañías subsidiarias al 31 de diciembre del 2005 y los correspondientes estados consolidados de pérdidas y ganancias, de evolución del patrimonio y de flujos de efectivo por el año terminado en esa fecha. Estos estados financieros consolidados son responsabilidad de la Administración del Banco. Nuestra responsabilidad es expresar una opinión sobre estos estados financieros consolidados basados en nuestra auditoría.

2. Nuestra auditoría fue efectuada de acuerdo con Normas Internacionales de Auditoría. Estas normas requieren que una auditoría sea diseñada y realizada para obtener certeza razonable de si los estados financieros no contienen exposiciones erróneas o inexactas de carácter significativo. Una auditoría incluye el examen, a base de pruebas, de la evidencia que soporta las cantidades y revelaciones presentadas en los estados financieros. Incluye también la evaluación de los principios de contabilidad utilizados y de las estimaciones relevantes hechas por la Administración, así como una evaluación de la presentación general de los estados financieros consolidados. Consideramos que nuestra auditoría provee una base razonable para expresar una opinión.

3. Tal como se explica en la Nota 2, los estados financieros consolidados mencionados en el primer párrafo han sido preparados sobre la base de normas contables establecidas por la Superintendencia de Bancos y Seguros, las cuales difieren de las Normas Ecuatorianas de Contabilidad y Normas Internacionales de Información Financiera. Estas bases de preparación fueron adoptadas para atender las disposiciones emitidas por la Superintendencia de Bancos y Seguros del Ecuador; por esta razón, los estados financieros no deben ser usados para otros propósitos.

4. En nuestra opinión, los estados financieros consolidados arriba mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera del Banco de Guayaquil S.A. y compañías subsidiarias al 31 de diciembre del 2005 y los resultados de sus operaciones, las variaciones en su patrimonio y sus flujos de efectivo por el año terminado en esa fecha, de conformidad con normas contables establecidas por la Superintendencia de Bancos y Seguros.

PricewaterhouseCoopers
Registro en la Superintendencia de Bancos y Seguros: AE 9101

Roberto Tugendhat V.
Socio Apoderado

GUAYAQUIL BANK & TRUST
BANCO DE GUAYAQUIL

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	41.991.018,49
INVERSIONES	3.647.396,45
CARTERA DE CREDITOS	25.278.721,00
CUENTAS POR COBRAR	450.635,41
B.REAL.ADJ.PAGO,ARREN.MERC.Y NO UTILIZADOS ENTIDAD	67.971,61
PROPIEDADES Y EQUIPOS	38.974,43
OTROS ACTIVOS	413.617,42
TOTAL DEL ACTIVO	71.898.295,81
PASIVO	
OBLIGACIONES CON EL PUBLICO	48.458.640,19
CUENTAS POR PAGAR	43.302,57
OBLIGACIONES FINANCIERAS	20.000.000,00
TOTAL DEL PASIVO	68.501.942,76
PATRIMONIO	
CAPITAL SOCIAL	3.000.000,00
RESERVAS	91.273,15
RESULTADOS	305.129,90
TOTAL DEL PATRIMONIO	3.396.353,05
TOTAL PASIVO Y PATRIMONIO	71.898.295,81
CUENTAS CONTINGENTES	2.400,00
CUENTAS DE ORDEN	1.490.198,71

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		3.396.785,95
Intereses y descuentos ganados	3.116.150,10	
Comisiones ganadas	217.032,09	
Ingresos por servicios	63.603,76	
EGRESOS FINANCIEROS		-2.223.695,85
Intereses causados	-2.160.509,65	
Comisiones causadas	-22.387,73	
Pérdidas financieras	-40.798,46	
MARGEN BRUTO FINANCIERO		1.173.090,07
OTROS INGRESOS Y GASTOS OPERACIONALES:		
EGRESOS OPERACIONALES		-797.644,31
Gastos de operación	-797.644,31	
MARGEN OPERACIONAL ANTES DE PROVISIONES, DEPRECIACIONES Y AMORTIZACIONES		375.445,76
PROVISIONES,DEPRECIACIONES Y AMORTIZACIONES		-394.583,07
Provisiones	-25.000,00	
Depreciaciones	-37.825,80	
Amortizaciones	-331.757,27	
MARGEN OPERACIONAL NETO		-19.137,31
INGRESOS Y GASTOS NO OPERACIONALES		40.888,43
Otros ingresos	40.888,43	
RESULTADOS DEL EJERCICIO		21.751,12

PEDRO GALVIS ACOSTA
GERENTE GENERAL

Informe de los Auditores Independientes

"Transcripción literal, requerida por disposiciones legales vigentes, del informe de los auditores independientes sobre los estados financieros completos del Banco. Se aclara que la lectura de las notas a los estados financieros, las cuales no se adjuntan a los presentes estados financieros condensados, es necesaria para interpretar adecuadamente estos estados."

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers del Ecuador Cía. Ltda.
Carchi 702 y 9 de Octubre
2do. Piso
Casilla 09-01-05820
Teléfono: (593) 4 2288-199
Celular: (593) 09-9775507
Fax: (593) 4 2286889
Guayaquil - Ecuador

INFORME DE LOS AUDITORES INDEPENDIENTES

A los miembros del Directorio y accionista del
Guayaquil Bank & Trust Co. Ltd.

Guayaquil, 3 de febrero del 2006

1. Hemos auditado el balance general adjunto del Guayaquil Bank & Trust Co. Ltd. al 31 de diciembre del 2005 y los correspondientes estados de pérdidas y ganancias, de evolución del patrimonio y de flujos de efectivo por el año terminado en esa fecha. Estos estados financieros son responsabilidad de la Administración del Banco. Nuestra responsabilidad es expresar una opinión sobre estos estados financieros basados en nuestra auditoría.

2. Nuestra auditoría fue efectuada de acuerdo con Normas Internacionales de Auditoría. Estas normas requieren que una auditoría sea diseñada y realizada para obtener certeza razonable de si los estados financieros no contienen exposiciones erróneas o inexactas de carácter significativo. Una auditoría incluye el examen, a base de pruebas, de la evidencia que soporta las cantidades y revelaciones presentadas en los estados financieros. Incluye también la evaluación de los principios de contabilidad utilizados y de las estimaciones relevantes hechas por la Administración, así como una evaluación de la presentación general de los estados financieros. Consideramos que nuestra auditoría provee una base razonable para expresar una opinión.

3. Tal como se explica en la Nota 2, los estados financieros mencionados en el primer párrafo han sido preparados sobre la base de normas contables establecidas por la Superintendencia de Bancos y Seguros del Ecuador, las cuales difieren de las Normas Ecuatorianas de Contabilidad y Normas Internacionales de Información Financiera. Estas bases de preparación fueron adoptadas para atender las disposiciones emitidas por la Superintendencia de Bancos y Seguros del Ecuador; por esta razón, los estados financieros no deben ser usados para otros propósitos.

4. En nuestra opinión, los estados financieros arriba mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera del Guayaquil Bank & Trust Co. Ltd. al 31 de diciembre del 2005 y los resultados de sus operaciones, las variaciones en su patrimonio y sus flujos de efectivo por el año terminado en esa fecha, de conformidad con normas contables establecidas por la Superintendencia de Bancos y Seguros del Ecuador.

PricewaterhouseCoopers
No. de Registro en la Superintendencia de Bancos y Seguros: AE 9101

Roberto Tugendhat V.
Socio Apoderado

ADMINISTRADORA DE FONDOS Y FIDEICOMISOS BG
BANCO DE GUAYAQUIL

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	3.227,81
INVERSIONES	1.668.867,58
CUENTAS POR COBRAR	170.897,59
PROPIEDADES Y EQUIPOS	43.019,46
OTROS ACTIVOS	109.990,53
TOTAL ACTIVOS	1.996.002,97
PASIVO	
CUENTAS POR PAGAR	208.079,16
TOTAL PASIVOS	208.079,16
PATRIMONIO	
CAPITAL SOCIAL	916.000,00
RESERVAS	217.111,30
RESULTADOS	654.812,51
TOTAL PATRIMONIO	1.787.923,81
TOTAL PASIVOS Y PATRIMONIO	1.996.002,97
CUENTAS DE ORDEN	195.295.023,50

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		1.853.480,51
Intereses y descuentos ganados	126.974,24	
Comisiones ganadas	1.726.506,27	
MARGEN BRUTO FINANCIERO		1.853.480,51
OTROS INGRESOS Y GASTOS OPERACIONALES:		
EGRESOS OPERACIONALES		-1.621.466,68
Gastos de operación	-1.621.466,68	
MARGEN OPERACIONAL ANTES DE PROVISIONES, DEPRECIACIONES Y AMORTIZACIONES		232.013,83
PROVISIONES, DEPRECIACIONES Y AMORTIZACIONES		-88.977,93
Provisiones	-74.399,13	
Depreciaciones	-14.578,80	
MARGEN OPERACIONAL NETO		143.035,90
INGRESOS Y GASTOS NO OPERACIONALES		213.318,48
Otros ingresos	221.641,31	
Otros gastos y pérdidas	-8.322,83	
UTILIDAD ANTES DE IMPUESTO Y PARTICIPACION		356.354,38
Participación trabajadores		-54.698,58
Impuesto a la renta		-56.319,38
RESULTADOS DEL EJERCICIO		245.336,42

ECO. RICARDO RIVADENEIRA DAVALOS
GERENTE GENERAL

Informe de los Auditores Independientes

"Transcripción literal, requerida por disposiciones legales vigentes, del informe de los auditores independientes sobre los estados financieros completos de la Compañía. Se aclara que la lectura de las notas a los estados financieros, las cuales no se adjuntan a los presentes estados financieros condensados, es necesaria para interpretar adecuadamente estos estados."

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers del Ecuador Cía. Ltda.
Carchi 702 y 9 de Octubre
2do. Piso
Casilla 09-01-05820
Teléfono: (593) 4 2288-199
Celular: (593) 09-9775507
Fax: (593) 4 2286889
Guayaquil - Ecuador

INFORME DE LOS AUDITORES INDEPENDIENTES

A los miembros del Directorio y accionista de
Administradora de Fondos de Inversión y Fideicomisos BG S.A.

Guayaquil, 20 de enero del 2006

1. Hemos auditado los balances generales adjuntos de Administradora de Fondos de Inversión y Fideicomisos BG S.A. al 31 de diciembre del 2005 y 2004 y los correspondientes estados de resultados, de cambios en el patrimonio y de flujos de efectivo por los años terminados en esas fechas. Estos estados financieros son responsabilidad de la Administración de la Compañía. Nuestra responsabilidad es expresar una opinión sobre estos estados financieros basados en nuestras auditorías.

2. Nuestras auditorías fueron efectuadas de acuerdo con las Normas Ecuatorianas de Auditoría. Estas normas requieren que una auditoría sea diseñada y realizada para obtener certeza razonable de si los estados financieros no contienen exposiciones erróneas o inexactas de carácter significativo. Una auditoría incluye el examen, a base de pruebas, de la evidencia que soporta las cantidades y revelaciones presentadas en los estados financieros. Incluye también la evaluación de los principios de contabilidad utilizados y de las estimaciones relevantes hechas por la Administración, así como una evaluación de la presentación general de los estados financieros. Consideramos que nuestras auditorías proveen una base razonable para expresar una opinión.

3. En nuestra opinión, los estados financieros arriba mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de Administradora de Fondos de Inversión y Fideicomisos BG S.A. al 31 de diciembre del 2005 y 2004 y los resultados de sus operaciones, los cambios en su patrimonio y sus flujos de efectivo por los años terminados en esas fechas, de conformidad con principios de contabilidad generalmente aceptados en el Ecuador.

PricewaterhouseCoopers
No. de Registro en las Superintendencias de Compañías: 011
Bancos y Seguros: AE 9101

Roberto Tugendhat V.
Socio Apoderado
No. de Licencia Profesional: 21730

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	335.013.742,87
INVERSIONES	235.202.619,83
CARTERA DE CREDITOS	549.223.508,96
DEUDORES POR ACEPTACIONES	16.331.247,07
CUENTAS POR COBRAR	52.068.791,26
B.REAL.ADJ.PAGO,ARREN.MERC.Y NO UTILIZADOS ENTIDAD	16.602.653,57
PROPIEDADES Y EQUIPOS	71.715.648,26
OTROS ACTIVOS	45.933.008,22
TOTAL DEL ACTIVO	1.382.154.615,84
PASIVO	
OBLIGACIONES CON EL PUBLICO	995.870.711,23
OBLIGACIONES INMEDIATAS	5.031.626,20
ACEPTACIONES EN CIRCULACION	16.331.247,07
CUENTAS POR PAGAR	31.285.763,39
OBLIGACIONES FINANCIERAS	208.675.028,81
VALORES EN CIRCULACION	4.022,00
OBLIG.CONV. ACCIONES Y APORTES FUTURAS CAPITALIZACIONES	15.000.000,00
OTROS PASIVOS	8.311.278,27
TOTAL DEL PASIVO	1.280.509.676,97
PATRIMONIO	
CAPITAL SOCIAL	60.000.000,00
RESERVAS	6.135.802,03
SUPERAVIT POR VALUACIONES	16.513.116,98
RESULTADOS	18.996.019,86
TOTAL DEL PATRIMONIO	101.644.938,87
TOTAL PASIVO Y PATRIMONIO	1.382.154.615,84
CUENTAS CONTINGENTES	361.776.135,64
CUENTAS DE ORDEN	2.485.745.309,28

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		120.411.477,62
Intereses y descuentos ganados	69.762.401,23	
Comisiones ganadas	28.831.975,51	
Utilidades financieras	2.859.517,62	
Ingresos por servicios	18.958.583,26	
EGRESOS FINANCIEROS		-33.352.942,48
Intereses causados	-27.814.811,30	
Comisiones causadas	-4.440.662,28	
Pérdidas financieras	-1.097.469,90	
MARGEN BRUTO FINANCIERO		87.058.535,04
OTROS INGRESOS Y GASTOS OPERACIONALES:		
INGRESOS OPERACIONALES		23.175.918,60
Otros ingresos operacionales	23.175.918,60	
EGRESOS OPERACIONALES		-58.337.763,49
Gastos de operación	-58.222.204,48	
Otras pérdidas operacionales	-115.559,01	
MARGEN OPERACIONAL ANTES DE PROVISIONES, DEPRECIACIONES Y AMORTIZACIONES		53.896.890,16
PROVISIONES,DEPRECIACIONES Y AMORTIZACIONES		-40.458,639,94
Provisiones	-28.885.532,86	
Depreciaciones	-4.855.772,78	
Amortizaciones	-6.717.334,22	
MARGEN OPERACIONAL NETO		13.438.050,21
INGRESOS Y GASTOS NO OPERACIONALES		11.075.727,11
Otros ingresos	8.672.899,67	
Resultados no operativos acreedores	46.895.759,34	
Otros gastos y pérdidas	-45.392.931,90	
UTILIDAD ANTES DE IMPUESTO Y PARTICIPACION		24.513.777,32
Participación trabajadores		-3.872.688,15
Impuesto a la renta		-3.034.807,90
[illegible]		-406.529,58
RESULTADOS DEL EJERCICIO		17.199.761,69

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	41.991.018,49
INVERSIONES	3.647.356,45
CARTERA DE CREDITOS	25.278.721,00
CUENTAS POR COBRAR	460.636,41
B.REAL.ADJ.PAGO,ARREN.MERC.Y NO UTILIZADOS ENTIDAD	67.971,61
PROPIEDADES Y EQUIPOS	38.974,43
OTROS ACTIVOS	413.617,42
TOTAL DEL ACTIVO	71.898.295,81
PASIVO	
OBLIGACIONES CON EL PUBLICO	48.458.640,19
CUENTAS POR PAGAR	43.302,57
OBLIGACIONES FINANCIERAS	20.000.000,00
TOTAL DEL PASIVO	68.501.942,76
PATRIMONIO	
CAPITAL SOCIAL	3.000.000,00
RESERVAS	91.223,15
RESULTADOS	305.129,90
TOTAL DEL PATRIMONIO	3.396.353,05
TOTAL PASIVO Y PATRIMONIO	71.898.295,81
CUENTAS CONTINGENTES	2.400,00
CUENTAS DE ORDEN	1.490.198,71

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		3.398.785,95
Intereses y descuentos ganados	3.118.150,10	
Comisiones ganadas	217.032,09	
Ingresos por servicios	63.603,76	
EGRESOS FINANCIEROS		-2.223.695,88
Intereses causados	-2.160.509,69	
Comisiones causadas	-22.387,73	
Pérdidas financieras	-40.798,46	
MARGEN BRUTO FINANCIERO		1.173.090,07
OTROS INGRESOS Y GASTOS OPERACIONALES:		
EGRESOS OPERACIONALES		-797.644,31
Gastos de operación	-797.644,31	
MARGEN OPERACIONAL ANTES DE PROVISIONES, DEPRECIACIONES Y AMORTIZACIONES		375.445,76
PROVISIONES,DEPRECIACIONES Y AMORTIZACIONES		-394.583,07
Provisiones	-25.000,00	
Depreciaciones	-37.825,80	
Amortizaciones	-331.757,27	
MARGEN OPERACIONAL NETO		-19.137,31
INGRESOS Y GASTOS NO OPERACIONALES		40.888,43
Otros ingresos	40.888,43	
RESULTADOS DEL EJERCICIO		21.751,12

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	3.227,81
INVERSIONES	1.669.867,58
CUENTAS POR COBRAR	170.897,59
PROPIEDADES Y EQUIPOS	43.019,46
OTROS ACTIVOS	109.990,53
TOTAL ACTIVOS	1.996.002,97
PASIVO	
CUENTAS POR PAGAR	208.079,16
TOTAL PASIVOS	208.079,16
PATRIMONIO	
CAPITAL SOCIAL	916.000,00
RESERVAS	217.111,30
RESULTADOS	654.812,51
TOTAL PATRIMONIO	1.787.923,81
TOTAL PASIVOS Y PATRIMONIO	1.996.002,97
CUENTAS DE ORDEN	198.295.023,50

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		1.853.480,51
Intereses y descuentos ganados	126.974,24	
Comisiones ganadas	1.726.506,27	
MARGEN BRUTO FINANCIERO		1.853.480,51
OTROS INGRESOS Y GASTOS OPERACIONALES:		
EGRESOS OPERACIONALES		-1.621.466,68
Gastos de operación	-1.621.466,68	
MARGEN OPERACIONAL ANTES DE PROVISIONES, DEPRECIACIONES Y AMORTIZACIONES		232.013,83
PROVISIONES, DEPRECIACIONES Y AMORTIZACIONES		-88.977,93
Provisiones	-74.399,13	
Depreciaciones	-14.578,80	
MARGEN OPERACIONAL NETO		143.035,90
INGRESOS Y GASTOS NO OPERACIONALES		213.318,48
Otros ingresos	221.641,31	
Otros gastos y pérdidas	-8.322,83	
UTILIDAD ANTES DE IMPUESTO Y PARTICIPACION		356.354,38
Participación trabajadores		-54.698,58
Impuesto a la renta		-55.319,38
RESULTADOS DEL EJERCICIO		246.336,42

MULTIVALORES BG
BANCO DE GUAYAQUIL

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	57.590,21
INVERSIONES	622.009,95
CUENTAS POR COBRAR	25.761,84
OTROS ACTIVOS	102.465,34
TOTAL DEL ACTIVO	807.827,14
PASIVO	
CUENTAS POR PAGAR	86.465,38
TOTAL DEL PASIVO	86.465,38
PATRIMONIO	
CAPITAL SOCIAL	474.704,00
RESERVAS	138.960,26
RESULTADOS	107.637,50
TOTAL DEL PATRIMONIO	721.301,76
TOTAL PASIVO Y PATRIMONIO	807.827,14
CUENTAS DE ORDEN	725.330,26

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		493.580,12
Intereses y descuentos ganados	25.342,49	
Comisiones ganadas	383.983,93	
Utilidades financieras	34.156,20	
Ingresos por servicios	50.097,50	
EGRESOS FINANCIEROS		-11.761,15
Pérdidas financieras	-11.761,15	
MARGEN BRUTO FINANCIERO		481.818,97
OTROS INGRESOS Y GASTOS OPERACIONALES:		
EGRESOS OPERACIONALES		-311.414,25
Gastos de operación	-311.414,25	
MARGEN OPERACIONAL ANTES DE PROVISIONES, DEPRECIACIONES Y AMORTIZACIONES		170.404,72
PROVISIONES, DEPRECIACIONES Y AMORTIZACIONES		-32.400,00
Depreciaciones	-2.400,00	
Amortizaciones	-30.000,00	
UTILIDAD ANTES DE IMPUESTO Y PARTICIPACION		138.004,72
Participación trabajadores		-7.603,93
Impuesto a la renta		-21.511,67
RESULTADOS DEL EJERCICIO		108.828,22

ING. CARLOS JULIO AROSEMENA DURAN
GERENTE GENERAL

Informe de los Auditores Independientes

"Transcripcion literal, requerida por disposiciones legales vigentes, del informe de los auditores independientes sobre los estados financieros completos de la Compañía. Se aclara que la lectura de las notas a los estados financieros, las cuales no se adjuntan a los presentes estados financieros condensados, es necesario para interpretar adecuadamente estos estados."

PRICEWATERHOUSECOOPERS

INFORME DE LOS AUDITORES INDEPENDIENTES

PricewaterhouseCoopers del Ecuador Cía. Ltda.
Carchi 702 y 9 de Octubre
2do. Piso
Casilla 09-01-05820
Teléfono: (593)4 2288-199
Celular: (593) 09-9775207
Fax: (593) 4 2286889
Guayaquil - Ecuador

A los miembros del Directorio y accionista de
Casa de Valores MULTIVALORES BG S.A.

Guayaquil, 27 de enero del 2006

1. Hemos auditado los balances generales adjuntos de Casa de Valores MULTIVALORES BG S.A. al 31 de diciembre del 2005 y 2004 y los correspondientes estados de resultados, de cambios en el patrimonio y de flujos de efectivo por los años terminados en esas fechas. Estos estados financieros son responsabilidad de la Administración de la Compañía. Nuestra responsabilidad es expresar una opinión sobre estos estados financieros basados en nuestras auditorías.

2. Nuestras auditorías fueron efectuadas de acuerdo con Normas Ecuatorianas de Auditoría. Estas normas requieren que una auditoría sea diseñada y realizada para obtener certeza razonable de si los estados financieros no contienen exposiciones erróneas o inexactas de carácter significativo. Una auditoría incluye el examen, a base de pruebas, de la evidencia que soporta las cantidades y revelaciones presentadas en los estados financieros. Incluye también la evaluación de los principios de contabilidad utilizados y de las estimaciones relevantes hechas por la Administración, así como una evaluación de la presentación general de los estados financieros. Consideramos que nuestras auditorías proveen una base razonable para expresar una opinión.

3. En nuestra opinión, los estados financieros arriba mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de Casa de Valores MULTIVALORES BG S.A. al 31 de diciembre del 2005 y 2004 y los resultados de sus operaciones, los cambios en su patrimonio y sus flujos de efectivo por los años terminados en esas fechas de conformidad con principios de contabilidad generalmente aceptados en el Ecuador.

PricewaterhouseCoopers
No. de Registro en las Superintendencias de Compañías : 011
Bancos y Seguros: AE 9101

Roberto Tugendhat V.
Socio Apoderado
No. de Licencia Profesional : 21730

RIO GUAYAS
COMPAÑIA DE SEGUROS Y REASEGUROS S.A.

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	401.554,17
INVERSIONES	4.773.349,27
CUENTAS POR COBRAR	2.282.337,09
PROPIEDADES Y EQUIPOS	234.349,80
OTROS ACTIVOS	526.054,63
TOTAL DEL ACTIVO	8.217.644,96
PASIVO	
CUENTAS POR PAGAR	3.261.816,51
OBLIGACIONES FINANCIERAS	623,77
OTROS PASIVOS	2.071.354,22
TOTAL DEL PASIVO	5.333.794,50
PATRIMONIO	
CAPITAL SOCIAL	1.530.000,00
RESERVAS	925.575,09
RESULTADOS	428.275,37
TOTAL DEL PATRIMONIO	2.883.850,46
TOTAL PASIVO Y PATRIMONIO	8.217.644,96
CUENTAS DE ORDEN	19.771.654,41

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		2.628.903,60
Intereses y descuentos ganados	254.659,61	
Comisiones ganadas	2.374.243,99	
EGRESOS FINANCIEROS		-2.043.188,22
Intereses causados	-14.320,31	
Comisiones causadas	-2.028.867,91	
MARGEN BRUTO FINANCIERO		585.720,38
OTROS INGRESOS Y GASTOS OPERACIONALES:		
EGRESOS OPERACIONALES		-1.790.072,67
Gastos de operación	-1.790.072,07	
MARGEN OPERACIONAL ANTES DE PROVISIONES, DEPRECIACIONES Y AMORTIZACIONES		-1.204.352,29
PROVISIONES,DEPRECIACIONES Y AMORTIZACIONES		-28.531,68
Depreciaciones	-28.531,63	
MARGEN OPERACIONAL NETO		-1.232.883,97
INGRESOS Y GASTOS NO OPERACIONALES		1.922.380,24
Otros ingresos	102.630,63	
Resultados no operativos acreedores	46.895.753,34	
Otros gastos y pérdidas	-45.076.018,73	
UTILIDAD ANTES DE IMPUESTO Y PARTICIPACION		689.496,27
Participación trabajadores		-106.384,58
Impuesto a la renta (1)		-107.249,78
RESULTADOS DEL EJERCICIO		475.831,61

(1) Se registra con cargo a resultados acumulados

MARTIN VILCHES NAVARRO
GERENTE GENERAL

Informe de los Auditores Independientes

"Transcripción literal, requerida por disposiciones legales vigentes, del informe de los auditores independientes sobre los estados financieros completos de la Compañía. Se aclara que la lectura de las notas a los estados financieros, las cuales no se adjuntan a los presentes estados financieros condensados, es necesario para interpretar adecuadamente estos estados."

PRICEWATERHOUSECOOPERS

INFORME DE LOS AUDITORES INDEPENDIENTES

PricewaterhouseCoopers del Ecuador Cía. Ltda.
Carchi 702 y 9 de Octubre
2do. Piso
Casilla 09-01-05820
Teléfono: (593)4 2288-199
Celular: (593) 09-9719507
Fax: (593) 4 2286889
Guayaquil - Ecuador

A los miembros del Directorio y accionistas de
Río Guayas, Compañía de Seguros y Reaseguros S.A.

Guayaquil, 27 de enero del 2006

1. Hemos auditado el balance general adjunto de Río Guayas, Compañía de Seguros y Reaseguros S.A. al 31 de diciembre del 2005 y los correspondientes estados de resultados, de evolución del patrimonio y de flujos de efectivo por el año terminado en esa fecha. Estos estados financieros son responsabilidad de la Administración de la Compañía. Nuestra responsabilidad es expresar una opinión sobre estos estados financieros basados en nuestra auditoría.

2. Nuestra auditoría fue efectuada de acuerdo con Normas Internacionales de Auditoría. Estas normas requieren que una auditoría sea diseñada y realizada para obtener certeza razonable de si los estados financieros no contienen exposiciones erróneas o inexactas de carácter significativo. Una auditoría incluye el examen, a base de pruebas, de la evidencia que soporte las cantidades y revelaciones presentadas en los estados financieros. Incluye también la evaluación de los principios de contabilidad utilizados y de las estimaciones relevantes hechas por la Administración, así como una evaluación de la presentación general de los estados financieros. Consideramos que nuestra auditoría provee una base razonable para expresar una opinión.

3. Tal como se explica en la Nota 2, los estados financieros mencionados en el primer párrafo han sido preparados sobre la base de normas contables establecidas por la Superintendencia de Bancos y Seguros, las cuales difieren de las Normas Ecuatorianas de Contabilidad y Normas Internacionales de Información Financiera. Estas bases de preparación fueron adoptadas para atender las disposiciones emitidas por la Superintendencia de Bancos y Seguros del Ecuador; por esta razón, los estados financieros no deben ser usados para otros propósitos.

4. En nuestra opinión, los estados financieros arriba mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de Río Guayas, Compañía de Seguros y Reaseguros S.A. al 31 de diciembre del 2005 y los resultados de sus operaciones, las variaciones en su patrimonio y sus flujos de efectivo por el año terminado en esa fecha, de conformidad con normas contables establecidas por la Superintendencia de Bancos y Seguros.

PricewaterhouseCoopers
No. de Registro en la Superintendencia de Bancos y Seguros: AE 9101

Roberto Tugendhat V.
Socio Apoderado

COLARI S.A.
AGENCIA ASESORA PRODUCTORA DE SEGUROS

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	1.101,20
INVERSIONES	36.358,27
CUENTAS POR COBRAR	28.952,26
PROPIEDADES Y EQUIPOS	1.817,44
OTROS ACTIVOS	6.029,28
TOTAL DEL ACTIVO	74.259,05
PASIVO	
CUENTAS POR PAGAR	25.480,94
TOTAL DEL PASIVO	25.488,94
PATRIMONIO	
CAPITAL SOCIAL	20.000,00
RESERVAS	10.000,00
RESULTADOS	18.772,11
TOTAL DEL PATRIMONIO	48.772,11
TOTAL PASIVO Y PATRIMONIO	74.259,05

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		220.572,30
Intereses y descuentos ganados	1.105,75	
Comisiones ganadas	219.466,55	
MARGEN BRUTO FINANCIERO		220.572,30
OTROS INGRESOS Y GASTOS OPERACIONALES:		
EGRESOS OPERACIONALES		-193.448,79
Gastos de operación	-193.448,79	
MARGEN OPERACIONAL ANTES DE PROVISIONES, DEPRECIACIONES Y AMORTIZACIONES		27.123,51
PROVISIONES,DEPRECIACIONES Y AMORTIZACIONES		-704,42
Provisiones	-704,42	
MARGEN OPERACIONAL NETO		26.419,09
INGRESOS Y GASTOS NO OPERACIONALES		4.412,00
Otros ingresos	4.415,63	
Otros gastos y pérdidas	-3,63	
UTILIDAD ANTES DE IMPUESTO Y PARTICIPACION		30.831,09
Participación trabajadores		-4.715,61
Impuesto a la renta		-6.680,67
RESULTADOS DEL EJERCICIO		19.434,31

ECO. MARIA ECHEVERRIA LARA
GERENTE GENERAL

Informe de los Auditores Independientes

"Transcripción literal, requerida por disposiciones legales vigentes, del informe de los auditores independientes sobre los estados financieros completos de la Compañía. Se aclara que la lectura de las notas a los estados financieros, las cuales no se adjuntan a los presentes estados financieros condensados, es necesaria para interpretar adecuadamente estos estados."

PRICEWATERHOUSECOOPERS

INFORME DE LOS AUDITORES INDEPENDIENTES

PricewaterhouseCoopers del Ecuador Cía. Ltda.
Carchi 702 y 9 de Octubre
2do. Piso
Casilla 09-01-05820
Teléfono: (593)4 2288-199
Celular: (593) 09-9719507
Fax: (593) 4 2286889
Guayaquil - Ecuador

A los miembros del Directorio y accionista de

Colari S.A., Agencia Asesora Productora de Seguros

Guayaquil, 27 de enero del 2006

1. Hemos auditado el balance general adjunto de Colari S.A., Agencia Asesora Productora de Seguros al 31 de diciembre del 2005 y los correspondientes estados de resultados, de evolución del patrimonio y de flujos de efectivo por el año terminado en esa fecha. Estos estados financieros son responsabilidad de la Administración de la Compañía. Nuestra responsabilidad es expresar una opinión sobre estos estados financieros basados en nuestra auditoría.

2. Nuestra auditoría fue efectuada de acuerdo con Normas Internacionales de Auditoría. Estas normas requieren que una auditoría sea diseñada y realizada para obtener certeza razonable de si los estados financieros no contienen exposiciones erróneas o inexactas de carácter significativo. Una auditoría incluye el examen, a base de pruebas, de la evidencia que soporta las cantidades y revelaciones presentadas en los estados financieros. Incluye también la evaluación de los principios de contabilidad utilizados y de las estimaciones relevantes hechas por la Administración, así como una evaluación de la presentación general de los estados financieros. Consideramos que nuestra auditoría provee una base razonable para expresar una opinión.

3. Tal como se explica en la Nota 2, los estados financieros mencionados en el primer párrafo han sido preparados sobre la base de normas contables establecidas por la Superintendencia de Bancos y Seguros, las cuales difieren de las Normas Ecuatorianas de Contabilidad y Normas Internacionales de Información Financiera. Estas bases de preparación fueron adoptadas para atender las disposiciones emitidas por la Superintendencia de Bancos y Seguros del Ecuador; por esta razón, los estados financieros no deben ser usados para otros propósitos.

4. En nuestra opinión, los estados financieros arriba mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de Colari S.A., Agencia Asesora Productora de Seguros al 31 de diciembre del 2005 y los resultados de sus operaciones, las variaciones en su patrimonio y sus flujos de efectivo por el año terminado en esa fecha, de conformidad con normas contables establecidas por la Superintendencia de Bancos y Seguros.

PricewaterhouseCoopers
No. de Registro en la Superintendencia de Bancos y Seguros: AE 9101

Roberto Tugendhat V.
Socio Apoderado

MULTIVALORES BG
BANCO DE GUAYAQUIL

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	57.590,21
INVERSIONES	622.009,95
CUENTAS POR COBRAR	25.761,64
OTROS ACTIVOS	102.465,34
TOTAL DEL ACTIVO	807.827,14
PASIVO	
CUENTAS POR PAGAR	86.465,38
TOTAL DEL PASIVO	86.465,38
PATRIMONIO	
CAPITAL SOCIAL	474.704,00
RESERVAS	138.960,26
RESULTADOS	107.697,50
TOTAL DEL PATRIMONIO	721.361,76
TOTAL PASIVO Y PATRIMONIO	807.827,14
CUENTAS DE ORDEN	725.330,26

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		493.580,12
Intereses y descuentos ganados	25.342,49	
Comisiones ganadas	383.983,93	
Utilidades financieras	34.156,20	
Ingresos por servicios	50.097,50	
EGRESOS FINANCIEROS		-11.761,15
Pérdidas financieras	-11.761,15	
MARGEN BRUTO FINANCIERO		481.818,97
OTROS INGRESOS Y GASTOS OPERACIONALES:		
EGRESOS OPERACIONALES		-311.414,26
Gastos de operación	-311.414,25	
MARGEN OPERACIONAL ANTES DE PROVISIONES, DEPRECIACIONES Y AMORTIZACIONES		170.404,72
PROVISIONES, DEPRECIACIONES Y AMORTIZACIONES		-32.400,00
Depreciaciones	-2.400,00	
Amortizaciones	-30.000,00	
UTILIDAD ANTES DE IMPUESTO Y PARTICIPACION		138.004,72
Participación trabajadores		-7.656,93
Impuesto a la renta		-21.511,57
RESULTADOS DEL EJERCICIO		108.826,22

ING. CARLOS JULIO AROSEMENA DURAN
GERENTE GENERAL

Informe de los Auditores Independientes

"Transcripción literal, requerida por disposiciones legales vigentes, del informe de los auditores independientes sobre los estados financieros completos de la Compañía. Se aclara que la lectura de las notas a los estados financieros, las cuales no se adjuntan a los presentes estados financieros condensados, es necesaria para interpretar adecuadamente estos estados."

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers del Ecuador Cía. Ltda.
Carchi 702 y 9 de Octubre
2do. Piso
Casilla 09-01-05820
Teléfono: (593)4 2288-199
Celular: (593) 09-9775507
Fax: (593) 4 2288889
Guayaquil - Ecuador

INFORME DE LOS AUDITORES INDEPENDIENTES

RIO GUAYAS
COMPAÑIA DE SEGUROS Y REASEGUROS S.A.

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	401.554,17
INVERSIONES	4.773.349,27
CUENTAS POR COBRAR	2.282.337,09
PROPIEDADES Y EQUIPOS	234.349,80
OTROS ACTIVOS	526.054,63
TOTAL DEL ACTIVO	8.217.644,96
PASIVO	
CUENTAS POR PAGAR	3.261.816,61
OBLIGACIONES FINANCIERAS	623,77
OTROS PASIVOS	2.071.354,22
TOTAL DEL PASIVO	5.333.794,60
PATRIMONIO	
CAPITAL SOCIAL	1.530.000,00
RESERVAS	926.575,09
RESULTADOS	428.275,37
TOTAL DEL PATRIMONIO	2.883.850,46
TOTAL PASIVO Y PATRIMONIO	8.217.644,96
CUENTAS DE ORDEN	19.771.654,41

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		2.628.908,60
Intereses y descuentos ganados	254.659,61	
Comisiones ganadas	2.374.248,99	
EGRESOS FINANCIEROS		-2.043.188,22
Intereses causados	-14.320,31	
Comisiones causadas	-2.028.867,91	
MARGEN BRUTO FINANCIERO		585.720,38
OTROS INGRESOS Y GASTOS OPERACIONALES:		
EGRESOS OPERACIONALES		-1.790.072,67
Gastos de operación	-1.790.072,67	
MARGEN OPERACIONAL ANTES DE PROVISIONES, DEPRECIACIONES Y AMORTIZACIONES		-1.204.352,29
PROVISIONES,DEPRECIACIONES Y AMORTIZACIONES		-28.531,68
Depreciaciones	-28.531,68	
MARGEN OPERACIONAL NETO		-1.232.883,97
INGRESOS Y GASTOS NO OPERACIONALES		1.922.380,24
Otros ingresos	102.639,63	
Resultados no operativos acreedores	46.895.759,34	
Otros gastos y pérdidas	-45.076.018,73	
UTILIDAD ANTES DE IMPUESTO Y PARTICIPACION		689.496,27
Participación trabajadores		-106.384,58
Impuesto a la renta (1)		-107.249,78
RESULTADOS DEL EJERCICIO		475.861,61

(1) Se registra con cargo a resultados acumulados

MARTIN VILCHES NAVARRO
GERENTE GENERAL

Informe de los Auditores Independientes

"Transcripción literal, requerida por disposiciones legales vigentes, del informe de los auditores independientes sobre los estados financieros completos de la Compañía. Se aclara que la lectura de las notas a los estados financieros, las cuales no se adjuntan a los presentes estados financieros condensados, es necesaria para interpretar adecuadamente estos estados."

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers del Ecuador Cía. Ltda.
Carchi 702 y 9 de Octubre
2do. Piso
Casilla 09-01-05820
Teléfono: (593)4 2288-199
Celular: (593) 09-9775507
Fax: (593) 4 2288889

INFORME DE LOS AUDITORES INDEPENDIENTES

Ingresos por servicios	50.097,50	
EGRESOS FINANCIEROS		-11.761,16
Pérdidas financieras	-11.761,15	
MARGEN BRUTO FINANCIERO		481.818,97
OTROS INGRESOS Y GASTOS OPERACIONALES:		
EGRESOS OPERACIONALES		-311.414,26
Gastos de operación	-311.414,25	
MARGEN OPERACIONAL ANTES DE PROVISIONES, DEPRECIACIONES Y AMORTIZACIONES		170.404,72
PROVISIONES, DEPRECIACIONES Y AMORTIZACIONES		-32.400,00
Depreciaciones	-2.400,00	
Amortizaciones	-30.000,00	
UTILIDAD ANTES DE IMPUESTO Y PARTICIPACION		138.004,72
Participación trabajadores		-7.666,93
Impuesto a la renta		-21.511,57
RESULTADOS DEL EJERCICIO		108.826,22

ING. CARLOS JULIO AROSEMENA DURAN
GERENTE GENERAL

Informe de los Auditores Independientes

"Transcripción literal, requerida por disposiciones legales vigentes, del informe de los auditores independientes sobre los estados financieros completos de la Compañía. Se aclara que la lectura de las notas a los estados financieros, las cuales no se adjuntan a los presentes estados financieros condensados, es necesaria para interpretar adecuadamente estos estados."

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers del Ecuador Cía. Ltda.
Carchi 702 y 9 de Octubre
2do. Piso
Casilla 09-01-05820
Teléfono: (593)4 2288-199
Celular: (593) 09-9775607
Fax: (593) 4 2286889
Guayaquil - Ecuador

INFORME DE LOS AUDITORES INDEPENDIENTES

A los miembros del Directorio y accionista de
Casa de Valores MULTIVALORES BG S.A.

Guayaquil, 27 de enero del 2006

1. Hemos auditado los balances generales adjuntos de Casa de Valores MULTIVALORES BG S.A. al 31 de diciembre del 2005 y 2004 y los correspondientes estados de resultados, de cambios en el patrimonio y de flujos de efectivo por los años terminados en esas fechas. Estos estados financieros son responsabilidad de la Administración de la Compañía. Nuestra responsabilidad es expresar una opinión sobre estos estados financieros basados en nuestras auditorías.

2. Nuestras auditorías fueron efectuadas de acuerdo con Normas Ecuatorianas de Auditoría. Estas normas requieren que una auditoría sea diseñada y realizada para obtener certeza razonable de si los estados financieros no contienen exposiciones erróneas o inexactas de carácter significativo. Una auditoría incluye el examen, a base de pruebas, de la evidencia que soporta las cantidades y revelaciones presentadas en los estados financieros. Incluye también la evaluación de los principios de contabilidad utilizados y de las estimaciones relevantes hechas por la Administración, así como una evaluación de la presentación general de los estados financieros. Consideramos que nuestras auditorías proveen una base razonable para expresar una opinión.

3. En nuestra opinión, los estados financieros arriba mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de Casa de Valores MULTIVALORES BG S.A. al 31 de diciembre del 2005 y 2004 y los resultados de sus operaciones, los cambios en su patrimonio y sus flujos de efectivo por los años terminados en esas fechas de conformidad con principios de contabilidad generalmente aceptados en el Ecuador.

PricewaterhouseCoopers

No. de Registro en las Superintendencias de Compañías: 011,
Bancos y Seguros: AE-9101

Roberto Tugendhat V.
Socio Apoderado
No. de Licencia Profesional: 21730

Intereses causados	-14.320,31	
Comisiones causadas	-2.028.867,91	
MARGEN BRUTO FINANCIERO		585.720,38
OTROS INGRESOS Y GASTOS OPERACIONALES:		
EGRESOS OPERACIONALES		-1.790.072,67
Gastos de operación	-1.790.072,67	
MARGEN OPERACIONAL ANTES DE PROVISIONES, DEPRECIACIONES Y AMORTIZACIONES		-1.204.352,29
PROVISIONES,DEPRECIACIONES Y AMORTIZACIONES		-28.531,68
Depreciaciones	-28.531,68	
MARGEN OPERACIONAL NETO		-1.232.883,97
INGRESOS Y GASTOS NO OPERACIONALES		1.922.380,24
Otros ingresos	102.639,63	
Resultados no operativos acreedores	46.895.759,34	
Otros gastos y pérdidas	-45.076.018,73	
UTILIDAD ANTES DE IMPUESTO Y PARTICIPACION		689.496,27
Participación trabajadores		-106.384,98
Impuesto a la renta (1)		-107.249,78
RESULTADOS DEL EJERCICIO		475.861,51

(1) Se registra con cargo a resultados acumulados

MARTIN VILCHES NAVARRO
GERENTE GENERAL

Informe de los Auditores Independientes

"Transcripción literal, requerida por disposiciones legales vigentes, del informe de los auditores independientes sobre los estados financieros completos de la Compañía. Se aclara que la lectura de las notas a los estados financieros, las cuales no se adjuntan a los presentes estados financieros condensados, es necesaria para interpretar adecuadamente estos estados."

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers del Ecuador Cía. Ltda.
Carchi 702 y 9 de Octubre
2do. Piso
Casilla 09-01-05820
Teléfono: (593)4 2288-199
Celular: (593) 09-9775607
Fax: (593) 4 2286889
Guayaquil - Ecuador

INFORME DE LOS AUDITORES INDEPENDIENTES

A los miembros del Directorio y accionistas de
Río Guayas, Compañía de Seguros y Reaseguros S.A.

Guayaquil, 27 de enero del 2006

1. Hemos auditado el balance general adjunto de Río Guayas, Compañía de Seguros y Reaseguros S.A. al 31 de diciembre del 2005 y los correspondientes estados de resultados, de evolución del patrimonio y de flujos de efectivo por el año terminado en esa fecha. Estos estados financieros son responsabilidad de la Administración de la Compañía. Nuestra responsabilidad es expresar una opinión sobre estos estados financieros basados en nuestra auditoría.

2. Nuestra auditoría fue efectuada de acuerdo con Normas Internacionales de Auditoría. Estas normas requieren que una auditoría sea diseñada y realizada para obtener certeza razonable de si los estados financieros no contienen exposiciones erróneas o inexactas de carácter significativo. Una auditoría incluye el examen, a base de pruebas, de la evidencia que soporta las cantidades y revelaciones presentadas en los estados financieros. Incluye también la evaluación de los principios de contabilidad utilizados y de las estimaciones relevantes hechas por la Administración, así como una evaluación de la presentación general de los estados financieros. Consideramos que nuestra auditoría provee una base razonable para expresar una opinión.

3. Tal como se explica en la Nota 2, los estados financieros mencionados en el primer párrafo han sido preparados sobre la base de normas contables establecidas por la Superintendencia de Bancos y Seguros, las cuales difieren de las Normas Ecuatorianas de Contabilidad y Normas Internacionales de Información Financiera. Estas bases de preparación fueron adoptadas para atender las disposiciones emitidas por la Superintendencia de Bancos y Seguros del Ecuador; por esta razón, los estados financieros no deben ser usados para otros propósitos.

4. En nuestra opinión, los estados financieros arriba mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de Río Guayas, Compañía de Seguros y Reaseguros S.A. al 31 de diciembre del 2005 y los resultados de sus operaciones, las variaciones en su patrimonio y sus flujos de efectivo por el año terminado en esa fecha, de conformidad con normas contables establecidas por la Superintendencia de Bancos y Seguros.

PricewaterhouseCoopers

No. de Registro en la Superintendencia de Bancos y Seguros: AE 9101

Roberto Tugendhat V.
Socio Apoderado

Estado de Pérdidas y Ganancias Consolidado y Condensado

DESCRIPCION	PARCIAL	TOTAL
INGRESOS FINANCIEROS		**90.551.914,56**
Intereses y descuentos ganados	56.372.694,00	
Comisiones ganadas	18.659.685,72	
Utilidades financieras	15.519.534,84	
EGRESOS FINANCIEROS		**-25.034.631,86**
Intereses causados	-22.871.987,98	
Comisiones causadas	-2.162.643,88	
MARGEN BRUTO FINANCIERO		**65.517.282,70**
OTROS INGRESOS Y GASTOS OPERACIONALES:		
INGRESOS OPERACIONALES		**24.847.327,65**
Utilidades Financieras	3.633.310,31	
Otros ingresos operacionales	21.214.017,34	
EGRESOS OPERACIONALES		**-43.929.916,67**
Pérdidas Financieras	-986.247,29	
Gastos de operación	-42.537.233,21	
Otras pérdidas operacionales	-406.436,17	
MARGEN OPERACIONAL ANTES PROVISIONES		**46.434.693,68**
PROVISIONES,DEPRECIACIONES Y AMORTIZACIONES		**-34.666.290,77**
Provisiones	-25.426.924,70	
Depreciaciones	-3.963.878,53	
Amortizaciones	-5.275.487,54	
MARGEN OPERACIONAL NETO		**11.768.402,91**
INGRESOS Y GASTOS NO OPERACIONALES		**4.283.676,58**
Otros ingresos	6.715.892,19	
Otros gastos y pérdidas	-312.143,38	
Impuestos y Participación Empleados	-2.120.072,23	
RESULTADOS DEL EJERCICIO		**16.052.079,49**

Relación entre el Patrimonio Técnico y los Activos y Contingentes Ponderados por Riesgo

DESCRIPCION	VALOR
PATRIMONIO TECNICO PRIMARIO	
Capital social	60.000.000,00
Reservas legales	4.908.994,70
(A) TOTAL PATRIMONIO TECNICO PRIMARIO	**64.908.994,70**
PATRIMONIO TECNICO SECUNDARIO	
Obligaciones convertibles en acciones	15.000.000,00
Reservas por revalorización del patrimonio	1.226.807,33
45% superávit por valuaciones	7.195.102,64
Ingresos menos Gastos	16.052.079,49
MENOS:	
Dividendos pagados por anticipados	2.000.000,00
(B) TOTAL PATRIMONIO TECNICO SECUNDARIO	**37.473.989,46**
(C=A+B) PATRIMONIO TECNICO TOTAL	**102.382.984,16**
MENOS:	
El capital asignado a una Sucursal o Agencia en el exterior.	1.820.570,05
El valor de su participación en el capital pagado más las reservas, exceptuando las provenientes de valuaciones del activo, en una institución subsidiaria o afiliada.	5.313.167,78
(D) DEDUCCIONES AL PATRIMONIO TECNICO TOTAL	**7.133.737,83**
(E = C - D) PATRIMONIO TECNICO CONSTITUIDO	**95.249.246,34**
ACTIVOS Y CONTINGENTES PONDERADOS POR RIESGO	
Activos ponderados con 0.10	885.079,26
Activos ponderados con 0.20	42.988.427,58
Activos ponderados con 0.40	14.926.901,32
Activos ponderados con 0.50	15.707.077,52
Activos ponderados con 1.00	745.420.278,83
(F) TOTAL ACTIVOS Y CONTINGENTES POND. POR RIESGO	**819.927.764,50**
POSICION, REQUERIMIENTO Y RELACION DE PATRIMONIO TECNICO	
(G = F x 9%) PATRIMONIO TECNICO REQUERIDO	**73.793.498,80**
(H = E - G) EXCEDENTE O DEF. DE PAT. TEC. REQUERIDO	**21.455.747,53**
ACTIVOS TOTALES Y CONTINTENTES X 4%	**67.273.830,64**
RELACION PATRIMONIO TECNICO CONSTITUIDO	**11,62%**

Indicadores Financieros

	BG	SISTEMA
1 LIQUIDEZ		
1.1 FONDOS DISPONIBLES / TOTAL DEPÓSITOS A CORTO PLAZO	43,41%	28,50%
1.2 COBERTURA 25 MAYORES DEPOSITANTES	167,70%	138,37%
1.3 COBERTURA 100 MAYORES DEPOSITANTES	113,40%	96,11%
2 CALIDAD DE ACTIVOS		
2.1 MOROSIDAD BRUTA TOTAL	3,29%	6,15%
2.2 MOROSIDAD CARTERA COMERCIAL	4,45%	6,81%
2.3 MOROSIDAD CARTERA CONSUMO	1,78%	5,66%
2.4 MOROSIDAD CARTERA DE VIVIENDA	7,39%	2,37%
2.5 MOROSIDAD CARTERA DE MICROEMPRESA	0,74%	9,07%
2.6 PROVISIONES / (CARTERA DE CREDITO IMPRODUCTIVA)	103,99%	118,63%
3 RENTABILIDAD		
3.1 RENDIMIENTO OPERATIVO / ACTIVOS ROA	1,56%	2,18%
3.2 RENDIMIENTO OPERATIVO / PATRIMONIO ROE	23,25%	23,88%
4 MANEJO ADMINISTRATIVO		
4.1 ACTIVOS PRODUCTIVOS / PASIVOS CON COSTO	110,34%	139,76%
4.2 GRADO DE ABSORCIÓN = GASTOS OPERACIONALES / MARGEN FINANCIERO	121,15%	89,26%
4.3 GASTOS DE PERSONAL / ACTIVO TOTAL PROMEDIO	1,49%	2,38%
4.4 GASTOS OPERATIVOS / ACTIVO TOTAL PROMEDIO	5,03%	7,02%
5 CAPITAL		
5.1 COBERTURA PATRIMONIAL DE ACTIVOS	65,70%	142,16%
5.2 SOLVENCIA	11,62%	12,13%
5.3 PATRIMONIO SECUNDARIO VS. PATRIMONIO PRIMARIO	57,73%	47,79%

Calificación de Activos de Riesgo

(Información al 30 de Septiembre del 2005)

Cartera de Crédito, Contingentes y Otros Activos

RESUMEN GENERAL	TOTAL	% RIESGO	PROVISION REQUERIDA	PROVISION CONSTITUIDA	PROVISIONES EXCES. O DEF
A RIESGO NORMAL	567.687.391,81	91,40%	5.647.106,33	5.730.040,30	82.933,97
B RIESGO POTENCIAL	25.917.469,75	4,17%	2.038.597,23	2.038.597,23	0,00
C DEFICIENTE	14.865.090,44	2,39%	5.286.605,09	5.286.605,09	0,00
D DUDOSO RECAUDO	9.250.963,09	1,49%	5.585.883,96	5.585.883,98	0,00
E PERDIDA	3.357.089,49	0,54%	3.357.089,49	3.357.089,49	0,00
TOTAL	621.078.004,59	100,00%	21.915.282,09	21.998.216,06	82.933,97

Inversiones

RESUMEN GENERAL	VALOR NOMINAL	VALOR MERCADO	PROVISION REQUERIDA	PROVISION CONSTITUIDA	PROVISIONES EXCES. O DEF
PARA NEG. ENT. SECTOR PRIVADO	44.532.662,36	43.040.321,78	-	-	-
PARA NEG. ESTADO O ENT. SECTOR PUBLICO	112.552.987,35	109.448.318,49	-	-	-
DISP. VENTA ESTADO O ENT. SECTOR PUBLICO	354.270,20	354.270,20	-	-	-
MANTENIDAS VENCIMIENTO SECTOR PRIVADO	45.568.535,02	45.568.535,02		-	-
MANT. VENCIMIENTO EST. O ENT. SECTOR PUBLICO	111.190.011,29	111.190.011,29	-	-	-
DE DISPONIBILIDAD RESTRINGIDA	8.359.852,25	8.359.852,25	-	-	-
DERECHOS FIDUCIARIOS-INVERSIONES	24.272.781,32	24.272.781,32	-	-	-
PROVISIONES ESP. INVERSIONES AL VENCIMIENTO	-	-	-	50.208,47	50.208,47
PROVISIONES GENERICAS PARA INVERSIONES	-	-	-	17.788.211,44	17.788.211,44
TOTAL	346.831.109,49	342.234.100,33	0,00	17.838.419,91	17.838.419,91

NOTAS TECNICAS:

1.- El saldo de resultados del ejercicio corresponde a la diferencia de los elementos 5 y 4, sin que implique la liquidación de las referidas cuentas.

2.- La cartera comercial vencida se registra en la respectiva cuenta a los 30 días que el documento se venció y los intereses y comisiones ganados y no cobrados se reversan de las cuentas de resultados a los 30 días y se registran para efectos de control en una cuenta de orden. Para el caso de cuotas o dividendos de la cartera comercial y de vivienda vencidas, con garantía hipotecaria, se transfieren a la cuenta correspondiente de vencido a los 60 días posteriores a la fecha de vencimiento de la operación, sin perjuicio del cobro de los intereses de mora correspondientes. La cartera de consumo se registrarán los saldos en cartera vencida a los quince días de ser exigibles; y, las operaciones de microcréditos, a los cinco días.
Los intereses y comisiones se reversan por no haber sido cancelados dentro de los 30 días posteriores a su exigibilidad de pago, se registrarán, para efectos de control, en la subcuenta de orden 710605 "Intereses en suspenso – Vencidos". Igual procedimiento se efectuará para el reverso a los 60 días, de las cuotas o dividendos de los créditos de amortización gradual de la cartera comercial y de vivienda; a los quince (15) días la cartera de consumo; y, a los cinco (5) días en las operaciones de microcrédito.

Guillermo Lasso Mendoza
Presidente Ejecutivo

Ing. Rocío Bohórquez Romero
Vicepresidente
Auditor Interno

Ing. Carlos Cevallos Zambrano
Gerente - Contador General
Registro #037239

COLARI S.A.

AGENCIA ASESORA PRODUCTORA DE SEGUROS

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	8.832,37
INVERSIONES	21.358,27
CUENTAS POR COBRAR	37.299,23
PROPIEDADES Y EQUIPO	1.934,40
OTROS ACTIVOS	5.326,24
TOTAL ACTIVOS	74.750,51
PASIVO	
CUENTAS POR PAGAR	20.093,48
TOTAL PASIVOS	20.093,48
PATRIMONIO	
CAPITAL SOCIAL	20.000,00
RESERVAS	9.337,80
RESULTADOS	25.319,23
TOTAL PATRIMONIO	54.657,03
TOTAL PASIVOS Y PATRIMONIO	74.750,51

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		180.997,30
INTERESES Y DESCUENTOS GANADOS	982,23	
COMISIONES GANADAS	180.035,07	
EGRESOS FINANCIEROS		-6.695,13
COMISIONES CAUSADAS	-6.695,13	
MARGEN BRUTO FINANCIERO		174.302,17
OTROS INGRESOS Y GASTOS OPERACIONALES:		
EGRESOS OPERACIONALES		-148.919,04
GASTOS DE OPERACION	-148.919,04	
MARGEN OPERACIONAL ANTES DE PROVISIONES		25.383,13
PROVISION, DEPRECIACION, AMORTIZACION		-587,46
PROVISIONES	-587,46	
MARGEN OPERACIONAL NETO		24.795,67
INGRESOS Y GASTOS NO OPERACIONALES		523,56
OTROS INGRESOS	525,81	
OTROS GASTOS Y PERDIDAS	-2,25	
RESULTADOS DEL EJERCICIO		25.319,23

ECO. MARIA ECHEVERRIA LARA
GERENTE GENERAL

Estados Financieros Consolidados del Banco y Subsidiarias

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	314.295.080,45
INVERSIONES	297.134.889,32
CARTERA DE CREDITOS	600.934.704,57
DEUDORES POR ACEPTACIONES	9.982.939,32
CUENTAS POR COBRAR	51.521.601,98
BIENES REALIZABLES, ADJUDICADOS POR PAGO, DE ARRENDAMIENTO MERCANTIL Y NO UTILIZADOS POR LA INSTITUCION	15.072.781,90
PROPIEDADES Y EQUIPO	69.231.271,66
OTROS ACTIVOS	46.457.201,29
TOTAL ACTIVOS	1.304.630.650,49
PASIVO	
OBLIGACIONES CON EL PUBLICO	928.389.225,86
OBLIGACIONES INMEDIATAS	4.847.900,07
ACEPTACIONES EN CIRCULACION	9.982.407,28
CUENTAS POR PAGAR	35.277.749,68
OBLIGACIONES FINANCIERAS	204.816.632,91
VALORES EN CIRCULACION	4.022,00
OBLIGACIONES CONVERTIBLES EN ACCIONES Y APORTES PARA FUTURA CAPITALIZACION	15.000.000,00
OTROS PASIVOS	7.738.619,24
TOTAL PASIVOS	1.206.154.557,04
PATRIMONIO	
CAPITAL SOCIAL	60.000.000,00
RESERVAS	6.135.802,03
SUPERAVIT POR VALUACIONES	15.989.116,98
RESULTADOS	16.351.174,44
TOTAL PATRIMONIO	98.476.093,45
TOTAL PASIVOS Y PATRIMONIO	1.304.630.650,49
CUENTAS CONTINGENTES	340.687.293,50
CUENTAS DE ORDEN	2.380.016.644,43

Estado de Pérdidas y Ganancias Consolidado y Condensado

DESCRIPCION	PARCIAL	TOTAL
INGRESOS FINANCIEROS		96.043.840,40
INTERESES Y DESCUENTOS GANADOS	57.481.923,89	
COMISIONES GANADAS	22.855.545,11	
INGRESOS POR SERVICIOS	15.606.371,40	
EGRESOS FINANCIEROS		-26.191.081,89
INTERESES CAUSADOS	-22.917.888,74	
COMISIONES CAUSADAS	-3.273.193,15	
MARGEN BRUTO FINANCIERO		69.452.758,51
OTROS INGRESOS Y GASTOS OPERACIONALES:		
INGRESOS OPERACIONALES		22.624.662,95
UTILIDADES FINANCIERAS	3.677.769,22	
OTROS INGRESOS OPERACIONALES	18.946.893,73	
EGRESOS OPERACIONALES		-46.425.324,69
PERDIDAS FINANCIERAS	-997.504,60	
GASTOS DE OPERACION	-45.021.383,92	
OTRAS PERDIDAS OPERACIONALES	-406.436,17	
MARGEN OPERACIONAL ANTES DE PROVISIONES		45.652.096,87
PROVISION, DEPRECIACION, AMORTIZACION		-36.133.284,89
PROVISIONES	-26.542.435,51	
DEPRECIACIONES	-4.033.478,29	
AMORTIZACIONES	-5.557.371,09	
MARGEN OPERACIONAL NETO		10.518.811,98
INGRESOS Y GASTOS NO OPERACIONALES		5.832.362,46
OTROS INGRESOS	6.891.832,37	
RESULTADOS NO OPERATIVOS ACREEDORES	38.140.144,02	
OTROS GASTOS Y PERDIDAS	-37.058.271,37	
IMPUESTO Y PARTICIPACION A EMPLEADOS	-2.141.342,56	
RESULTADOS DEL EJERCICIO		16.351.174,44

Relación entre el Patrimonio Técnico y los Activos y Contingentes Ponderados por Riesgo

DESCRIPCION	VALOR
PATRIMONIO TECNICO PRIMARIO	
Capital social	60.000.000,00
Reservas legales	4.908.934,70
(A) TOTAL PATRIMONIO TECNICO PRIMARIO	64.908.934,70
PATRIMONIO TECNICO SECUNDARIO	
Obligaciones convertibles en acciones	15.000.000,00
Reservas por revalorización del patrimonio	1.226.807,33
45% superávit por valuaciones	7.195.102,64
Ingresos menos Gastos	16.351.174,44
MENOS:	
Dividendos pagados por anticipados	2.000.000,00
(B) TOTAL PATRIMONIO TECNICO SECUNDARIO	37.773.084,41
(C=A+B) PATRIMONIO TECNICO TOTAL	102.082.070,11
(D) DEDUCCIONES AL PATRIMONIO TECNICO TOTAL	0,00
(E = C - D) PATRIMONIO TECNICO CONSTITUIDO	102.082.070,11
ACTIVOS Y CONTINGENTES PONDERADOS POR RIESGO	
Activos ponderados con 0.10	959.731,14
Activos ponderados con 0.20	42.988.427,58
Activos ponderados con 0.40	14.926.901,32
Activos ponderados con 0.50	15.741.514,88
Activos ponderados con 1.00	759.544.262,85
(F) TOTAL ACTIVOS Y CONTINGENTES POND. POR RIESGO	834.160.837,78
POSICION, REQUERIMIENTO Y RELACION DE PATRIMONIO TECNICO	
(G = F x 9%) PATRIMONIO TECNICO REQUERIDO	75.074.475,40
(H = E - G) EXCEDENTE O DEF. DE PAT. TEC. REQUERIDO	27.007.003,71
ACTIVOS TOTALES Y CONTINTENTES X 4%	65.812.717,70
RELACION PATRIMONIO TECNICO CONSTITUIDO	12,31%

Empresas Subsidiarias 100% de propiedad del Banco de Guayaquil S.A.

BANCO DE GUAYAQUIL
M U L T I B A N C O

Al 31 de Octubre del 2005

Balance Consolidado y Condensado

ACTIVO

DESCRIPCION	US$
FONDOS DISPONIBLES	**361.100.684,39**
Caja	32.059.511,32
Depósitos para encaje	37.302.884,76
Bancos y otras instituciones financieras	265.266.016,58
Efectos de cobro inmediato	25.235.212,43
Remesas en tránsito	1.237.059,31
INVERSIONES	**285.978.289,14**
Para negociar de entidades de sector privado	35.298.813,47
Para negociar del estado o de entidades del sector público	103.620.880,74
Disponibles para la venta del estado o de entidades del sector público	354.270,20
Mantenidas hasta el vencimiento de entidades del sector privado	45.623.934,91
Mantenidas hasta el vencimiento del estado o de entidades del sector público	111.421.257,15
De disponibilidad restringida	8.496.522,35
(Provisión para inversiones)	-18.837.389,68
CARTERA DE CREDITOS	**497.021.712,79**
Cartera de créditos comercial por vencer	211.895.596,10
De 1 a 180 días	98.278.750,71
De 181 a 360 días	18.626.201,03
De más de 360 días	94.990.644,36
Cartera de créditos de consumo por vencer	250.164.216,39
De 1 a 180 días	175.343.971,29
De 181 a 360 días	15.866.025,66
De más de 360 días	58.954.219,44
Cartera de créditos de viviendas por vencer	31.414.155,04
De 1 a 180 días	2.346.950,60
De 181 a 360 días	1.001.882,26
De más de 360 días	28.065.322,18
Cartera de créditos para la microempresa por vencer	3.762.621,26
De 1 a 180 días	3.463.624,18
De 181 a 360 días	277.329,97
De más de 360 días	21.667,11
Cartera de créditos comercial reestructurada por vencer	448.074,12
Cartera de créditos de vivienda reestructurada por vencer	16.185,35
Cartera de créditos comercial que no devenga intereses	2.902.931,29
Cartera de créditos de consumo que no devenga intereses	2.401.838,63
Cartera de créditos de vivienda que no devenga intereses	2.114.875,06
Cartera de créditos para la microempresa que no devenga intereses	13.185,56
Cartera de créditos comercial reestructurada que no devenga intereses	22.961,80
Cartera de créditos de vivienda reestructurada que no devenga intereses	1.970,80
Cartera de créditos comercial vencida	6.928.746,35
Cartera de créditos de consumo vencida	2.128.251,49
Cartera de créditos de vivienda vencida	390.226,53
Cartera de créditos para la microempresa vencida	14.734,96
Cartera de créditos comercial reestructurada vencida	29.243,08
Cartera de créditos de consumo reestructurada vencida	9,00
Cartera de créditos de vivienda reestructurada vencida	180,72
(Provisiones para créditos incobrables)	-17.624.188,84
DEUDORES POR ACEPTACIONES	**9.982.939,32**
CUENTAS POR COBRAR	**47.890.364,68**
B.REAL.ADJ.PAGO,ARREN.MERC.Y NO UTILIZADOS ENTIDAD	**15.004.760,29**
PROPIEDADES Y EQUIPO	**69.014.983,85**
OTROS ACTIVOS	**55.269.628,15**
Inversiones en acciones y participaciones	12.139.536,91
Otras cuentas de «otros activos»	47.588.040,48
(Provisión para otros activos irrecuperables)	-4.457.949,24
TOTAL DEL ACTIVO	**1.341.163.372,61**
GASTOS	**106.063.054,91**
TOTAL GENERAL DEL ACTIVO Y GASTOS	**1.447.226.427,52**

PASIVO

DESCRIPCION	US$
OBLIGACIONES CON EL PUBLICO	**933.254.163,53**
Depósitos a la vista	621.783.874,36
Depósitos a plazo'	311.470.289,17
De 1 a 30 días	93.294.417,34
De 31 a 90 días	116.692.294,26
De 91 a 180 días	60.366.170,72
De 181 a 360 días	40.392.114,16
De mas de 361 días	725.292,69
OBLIGACIONES INMEDIATAS	**4.947.900,07**
ACEPTACIONES EN CIRCULACION	**9.982.407,28**
CUENTAS POR PAGAR	**31.303.638,40**
OBLIGACIONES FINANCIERAS	**243.682.021,88**
VALORES EN CIRCULACION	**4.032,00**
OBLIG.CONV.ACCIONES Y AP.FUTURAS CAP.	**15.000.000,00**
OTROS PASIVOS	**4.812.220,95**
TOTAL DEL PASIVO	**1.242.988.374,11**

PATRIMONIO

DESCRIPCION	US$
CAPITAL SOCIAL	**60.000.000,00**
Capital pagado	60.000.000,00
RESERVAS	**6.135.802,03**
Legales	4.908.994,70
Revalorización del patrimonio	1.226.807,33
SUPERAVIT POR VALUACIONES	**15.989.116,98**
TOTAL DEL PATRIMONIO	**82.124.919,01**
INGRESOS	**122.118.134,40**
TOTAL GENERAL DEL PASIVO,PATRIMONIO E INGRESOS	**1.447.226.427,52**
ACREEDORAS	**340.684.893,50**
Avales	972.118,59
Fianzas y garantías	50.069.278,68
Cartas de crédito	46.206.137,23
Créditos aprobados no desembolsados	243.345.193,70
Compromisos futuros	92.165,33
TOTAL CUENTAS CONTINGENTES	**340.684.893,50**
ANEXOS CUENTAS DE ORDEN	
DEUDORAS	**199.536.530,08**
Activos castigados	44.881.500,04
Operaciones activas con empresas vinculadas	22.004,26
Operaciones activas con entidades del grupo financiero	7.010.429,74
Otras cuentas de orden deudoras	147.622.596,05
ACREEDORAS	**1.963.598.390,14**
Operaciones pasivas con empresas vinculadas	262.792,18
Otras cuentas de orden acreedoras	1.963.335.597,96
TOTAL CUENTAS DE ORDEN	**2.163.134.920,22**

Grupo Financiero Banco de Guayaquil

Al 31 de Octubre del 2005

GUAYAQUIL BANK & TRUST — BANCO DE GUAYAQUIL

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	41.294.077,50
INVERSIONES	4.278.968,92
CARTERA DE CREDITOS	41.283.228,13
CUENTAS POR COBRAR	403.217,15
BIENES REALIZABLES, ADJ. POR PAGO, DE ARRENDAMIENTO MERCANTIL Y NO UTILIZADOS POR LA INSTITUCION	87.071,01
PROPIEDADES Y EQUIPO	45.278,73
OTROS ACTIVOS	830.454,23
TOTAL ACTIVOS	88.111.703,29
PASIVO	
OBLIGACIONES CON EL PUBLICO	64.833.071,01
CUENTAS POR PAGAR	78.[illegible],85
OBLIGACIONES FINANCIERAS	23.[illegible]
TOTAL PASIVOS	84.717.951,53
PATRIMONIO	
CAPITAL SOCIAL	3.000.000,00
RESERVAS	85.[illegible],87
RESULTADOS	[illegible]
TOTAL PATRIMONIO	3.393.741,[illegible]
TOTAL PASIVOS Y PATRIMONIO	88.111.703,29
CUENTAS CONTINGENTES	2.400,00
CUENTAS DE ORDEN	[illegible]

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		2.373.152,83
[illegible]	2.[illegible]	
[illegible]	[illegible]	
[illegible]	[illegible]	
EGRESOS FINANCIEROS		-1.878.148,80
[illegible]	-1.554.[illegible],21	
[illegible]	-[illegible]	
MARGEN BRUTO FINANCIERO		823.000,78
OTROS INGRESOS Y GASTOS OPERACIONALES:		
[illegible]		-438.433,92
[illegible]	-[illegible]	
MARGEN OPERACIONAL ANTES DE PROVISIONES		283.632,83
PROVISION, DEPRECIACION, AMORTIZACION		-288.403,05
[illegible]	-31.521,50	
[illegible]	-[illegible]	
MARGEN OPERACIONAL NETO		8.177,81
INGRESOS Y GASTOS NO OPERACIONALES		13.951,53
[illegible]	13.951,53	
RESULTADOS DEL EJERCICIO		19.129,40

PEDRO GALVIS ACOSTA
GERENTE GENERAL

ADMINISTRADORA DE FONDOS Y FIDEICOMISOS BG — BANCO DE GUAYAQUIL

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	13.635,77
INVERSIONES	2.480.931,23
CUENTAS POR COBRAR	118.947,76
PROPIEDADES Y EQUIPO	45.449,23
OTROS ACTIVOS	2.418,83
TOTAL ACTIVOS	2.661.553,51
PASIVO	
CUENTAS POR PAGAR	119.653,39
OBLIGACIONES FINANCIERAS	8.224,94
TOTAL PASIVOS	127.928,33
PATRIMONIO	
CAPITAL SOCIAL	740.000,00
RESERVAS	217.111,20
RESULTADOS	1.676.513,89
TOTAL PATRIMONIO	2.633.625,18
TOTAL PASIVOS Y PATRIMONIO	2.661.553,51
CUENTAS DE ORDEN	193.075.423,47

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		1.811.410,83
INTERESES Y DESCUENTOS GANADOS	111.449,33	
COMISIONES GANADAS	1.539.981,48	
MARGEN BRUTO FINANCIERO		1.811.410,86
OTROS INGRESOS Y GASTOS OPERACIONALES:		
EGRESOS OPERACIONALES		-603.173,63
GASTOS DE OPERACION	-603.173,63	
MARGEN OPERACIONAL ANTES DE PROVISIONES		1.038.237,16
PROVISION, DEPRECIACION, AMORTIZACION		-127.073,38
PROVISIONES	-114.923,25	
DEPRECIACIONES	-12.149,03	
MARGEN OPERACIONAL NETO		831.164,87
INGRESOS Y GASTOS NO OPERACIONALES		111.231,18
OTROS INGRESOS	114.663,92	
OTROS GASTOS Y PERDIDAS	-3.433,74	
RESULTADOS DEL EJERCICIO		942.396,01

ECO. RICARDO RIVADENEIRA DAVALOS
GERENTE GENERAL

MULTIVALORES BG — BANCO DE GUAYAQUIL

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	78.193,45
INVERSIONES	713.822,27
CUENTAS POR COBRAR	27.509,83
OTROS ACTIVOS	112.733,81
TOTAL ACTIVOS	930.254,09
PASIVO	
CUENTAS POR PAGAR	61.129,64
TOTAL PASIVOS	61.129,64
PATRIMONIO	
CAPITAL SOCIAL	427.042,00
RESERVAS	123.164,93
RESULTADOS	338.928,11
TOTAL PATRIMONIO	869.134,64
TOTAL PASIVOS Y PATRIMONIO	930.254,09
CUENTAS DE ORDEN	475.871,08

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		367.878,74
INTERESES Y DESCUENTOS GANADOS	20.541,18	
COMISIONES GANADAS	313.433,01	
INGRESOS POR SERVICIOS	33.602,55	
MARGEN BRUTO FINANCIERO		367.878,74
OTROS INGRESOS Y GASTOS OPERACIONALES:		
INGRESOS OPERACIONALES		44.453,91
UTILIDADES FINANCIERAS	44.453,91	
EGRESOS OPERACIONALES		-107.169,42
PERDIDAS FINANCIERAS	-11.257,21	
GASTOS DE OPERACION	-95.912,21	
MARGEN OPERACIONAL ANTES DE PROVISIONES		304.863,23
PROVISION, DEPRECIACION, AMORTIZACION		-27.000,00
DEPRECIACIONES	-2.000,00	
AMORTIZACIONES	-25.000,00	
MARGEN OPERACIONAL NETO		277.863,23
INGRESOS Y GASTOS NO OPERACIONALES		-21.270,33
IMPUESTO Y PARTICIPACION A EMPLEADOS	-21.270,33	
RESULTADOS DEL EJERCICIO		256.592,90

ING. CARLOS JULIO AROSEMENA DURAN
GERENTE GENERAL

RIO GUAYAS — COMPAÑIA DE SEGUROS Y REASEGUROS S.A.

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	763.724,03
INVERSIONES	4.421.819,65
CUENTAS POR COBRAR	3.143.925,84
PROPIEDADES Y EQUIPO	123.626,42
OTROS ACTIVOS	787.145,23
TOTAL ACTIVOS	9.213.240,30
PASIVO	
CUENTAS POR PAGAR	3.768.036,97
OBLIGACIONES FINANCIERAS	1.059,41
OTROS PASIVOS	1.773.581,65
TOTAL PASIVOS	5.534.778,03
PATRIMONIO	
CAPITAL SOCIAL	1.153.000,00
RESERVAS	1.257.853,94
RESULTADOS	1.270.473,33
TOTAL PATRIMONIO	3.678.462,27
TOTAL PASIVOS Y PATRIMONIO	9.213.240,30
CUENTAS DE ORDEN	21.552.903,17

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		2.027.025,93
INTERESES Y DESCUENTOS GANADOS	210.052,31	
COMISIONES GANADAS	1.816.973,63	
EGRESOS FINANCIEROS		-1.097.141,42
INTERESES CAUSADOS	-11.443,97	
COMISIONES CAUSADAS	-1.085.697,45	
MARGEN BRUTO FINANCIERO		929.884,57
OTROS INGRESOS Y GASTOS OPERACIONALES:		
EGRESOS OPERACIONALES		-1.078.721,86
GASTOS DE OPERACION	-1.078.721,63	
MARGEN OPERACIONAL ANTES DE PROVISIONES		-148.837,29
PROVISION, DEPRECIACION, AMORTIZACION		-23.929,28
DEPRECIACIONES	-23.929,28	
MARGEN OPERACIONAL NETO		-172.766,63
INGRESOS Y GASTOS NO OPERACIONALES		1.444.239,93
OTROS INGRESOS	46.782,88	
RESULTADOS NO OPERATIVOS ACREEDORES	33.143.144,02	
OTROS GASTOS Y PERDIDAS	-31.742.687,00	
RESULTADOS DEL EJERCICIO		1.270.473,33

MARTIN VILCHES NAVARRO
GERENTE GENERAL

GUAYAQUIL BANK & TRUST
BANCO DE GUAYAQUIL

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	41.394.517,50
INVERSIONES	4.375.919,92
CARTERA DE CREDITOS	41.283.215,10
CUENTAS POR COBRAR	403.217,15
BIENES REALIZABLES, ADJ. POR PAGO, DE ARRENDAMIENTO MERCANTIL Y NO UTILIZADOS POR LA INSTITUCION	67.971,61
PROPIEDADES Y EQUIPO	45.278,73
OTROS ACTIVOS	530.404,23
TOTAL ACTIVOS	88.111.703,29
PASIVO	
OBLIGACIONES CON EL PUBLICO	64.633.671,01
CUENTAS POR PAGAR	73.030,95
OBLIGACIONES FINANCIERAS	[illegible]
TOTAL PASIVOS	84.717.981,65
PATRIMONIO	
CAPITAL SOCIAL	[illegible]
RESERVAS	65.725,37
RESULTADOS	127.951,96
TOTAL PATRIMONIO	3.393.741,33
TOTAL PASIVOS Y PATRIMONIO	88.111.703,29
CUENTAS CONTINGENTES	2.400,00
CUENTAS DE ORDEN	[illegible]

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
[illegible]		2.922.132,90
[illegible]	[illegible]	
[illegible]	[illegible]	
[illegible]	[illegible]	
[illegible]		-1.970.145,00
[illegible]	[illegible]	
[illegible]	[illegible]	
[illegible]		900.000,78
[illegible]		
[illegible]		-600.423,02
[illegible]	[illegible]	
[illegible]		200.602,00
[illegible]		-203.403,05
[illegible]	-31.521,50	
[illegible]	-259.833,55	
[illegible]		5.177,01
[illegible] NO OPERACIONALES		13.981,59
[illegible]	13.981,59	
[illegible]		19.159,40

PEDRO GALVIS ACOSTA
GERENTE GENERAL

ADMINISTRADORA DE FONDOS Y FIDEICOMISOS BG
BANCO DE GUAYAQUIL

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	13.806,77
INVERSIONES	2.480.931,65
CUENTAS POR COBRAR	118.947,75
PROPIEDADES Y EQUIPO	45.443,26
OTROS ACTIVOS	2.428,63
TOTAL ACTIVOS	2.661.563,51
PASIVO	
CUENTAS POR PAGAR	119.653,39
OBLIGACIONES FINANCIERAS	8.284,94
TOTAL PASIVOS	127.938,33
PATRIMONIO	
CAPITAL SOCIAL	740.000,00
RESERVAS	217.111,30
RESULTADOS	1.676.513,89
TOTAL PATRIMONIO	2.533.625,18
TOTAL PASIVOS Y PATRIMONIO	2.661.563,51
CUENTAS DE ORDEN	193.075.423,47

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		1.511.410,83
INTERESES Y DESCUENTOS GANADOS	111.449,33	
COMISIONES GANADAS	1.399.961,48	
MARGEN BRUTO FINANCIERO		1.511.410,83
OTROS INGRESOS Y GASTOS OPERACIONALES:		
EGRESOS OPERACIONALES		-503.173,63
GASTOS DE OPERACION	-503.173,65	
MARGEN OPERACIONAL ANTES DE PROVISIONES		1.008.237,18
PROVISION, DEPRECIACION, AMORTIZACION		-127.072,35
PROVISIONES	-114.923,35	
DEPRECIACIONES	-12.149,00	
MARGEN OPERACIONAL NETO		881.164,83
INGRESOS Y GASTOS NO OPERACIONALES		111.231,18
OTROS INGRESOS	114.663,92	
OTROS GASTOS Y PERDIDAS	-3.433,74	
RESULTADOS DEL EJERCICIO		992.396,01

ECO. RICARDO RIVADENEIRA DAVALOS
GERENTE GENERAL

MULTIVALORES BG
BANCO DE GUAYAQUIL

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	79.198,45
INVERSIONES	710.822,27
CUENTAS POR COBRAR	27.509,55
OTROS ACTIVOS	112.733,81
TOTAL ACTIVOS	930.264,08
PASIVO	
CUENTAS POR PAGAR	61.129,64
TOTAL PASIVOS	61.129,64
PATRIMONIO	
CAPITAL SOCIAL	432.042,00
RESERVAS	129.164,33
RESULTADOS	338.928,11
TOTAL PATRIMONIO	869.134,44
TOTAL PASIVOS Y PATRIMONIO	930.264,08
CUENTAS DE ORDEN	475.671,09

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		367.070,74
INTERESES Y DESCUENTOS GANADOS	20.541,18	
COMISIONES GANADAS	312.430,01	
INGRESOS POR SERVICIOS	33.602,55	
MARGEN BRUTO FINANCIERO		367.070,74
OTROS INGRESOS Y GASTOS OPERACIONALES:		
INGRESOS OPERACIONALES		44.450,01
UTILIDADES FINANCIERAS	44.450,01	
EGRESOS OPERACIONALES		-107.169,42
PERDIDAS FINANCIERAS	-11.257,21	
GASTOS DE OPERACION	-95.912,21	
MARGEN OPERACIONAL ANTES DE PROVISIONES		304.360,20
PROVISION, DEPRECIACION, AMORTIZACION		-27.000,00
DEPRECIACIONES	-2.000,00	
AMORTIZACIONES	-25.000,00	
MARGEN OPERACIONAL NETO		277.360,20
INGRESOS Y GASTOS NO OPERACIONALES		-21.270,33
IMPUESTO Y PARTICIPACION A EMPLEADOS	-21.270,33	
RESULTADOS DEL EJERCICIO		256.089,90

ING. CARLOS JULIO AROSEMENA DURAN
GERENTE GENERAL

BANCO DE GUAYAQUIL
M U L T I B A N C O

Al 31 de Agosto del 2005

Balance Consolidado y Condensado

DESCRIPCION	US$
ACTIVO	
FONDOS DISPONIBLES	**303.863.311,24**
Caja	29.208.150,77
Depósitos para encaje	40.057.559,57
Bancos y otras instituciones financieras	213.482.382,13
Efectos de cobro inmediato	19.084.121,67
Remesas en tránsito	1.831.087,10
INVERSIONES	**316.530.273,57**
Para negociar de entidades de sector privado	45.409.431,36
Para negociar del estado o de entidades del sector público	109.473.182,95
Disponibles para la venta de entidades del sector privado	12.760.357,10
Disponibles para la venta del estado o de entidades del sector público	354.270,20
Mantenidas hasta el vencimiento de entidades del sector privado	45.513.064,43
Mantenidas hasta el vencimiento del estado o de entidades del sector público	110.958.765,43
De disponibilidad restringida	8.359.852,26
(Provisión para inversiones)	-16.288.650,14
CARTERA DE CREDITOS	**491.398.907,14**
Cartera de créditos comercial por vencer	213.743.308,22
De 1 a 180 días	102.112.760,04
De 181 a 360 días	21.778.516,05
De más de 360 días	89.852.042,13
Cartera de créditos de consumo por vencer	242.044.713,43
De 1 a 180 días	171.340.758,22
De 181 a 360 días	16.086.417,72
De más de 360 días	55.617.537,49
Cartera de créditos de viviendas por vencer	31.779.724,62
De 1 a 180 días	2.381.725,10
De 181 a 360 días	1.039.843,21
De más de 360 días	28.358.156,31
Cartera de créditos para la microempresa por vencer	3.105.030,69
De 1 a 180 días	2.652.888,71
De 181 a 360 días	337.417,82
De más de 360 días	114.724,16
Cartera de créditos comercial reestructurada por vencer	637.441,19
Cartera de créditos de vivienda reestructurada por vencer	19.770,97
Cartera de créditos comercial que no devenga intereses	2.658.482,57
Cartera de créditos de consumo que no devenga intereses	1.920.805,86
Cartera de créditos de vivienda que no devenga intereses	1.788.132,96
Cartera de créditos para la microempresa que no devenga intereses	2.425,65
Cartera de créditos comercial reestructurada que no devenga intereses	25.969,20
Cartera de créditos comercial vencida	10.365.982,97
Cartera de créditos de consumo vencida	1.880.822,84
Cartera de créditos de vivienda vencida	366.434,22
Cartera de créditos para la microempresa vencida	6.276,78
Cartera de créditos comercial reestructurada vencida	60.994,29
Cartera de créditos de consumo reestructurada vencida	9,00
Cartera de créditos de vivienda reestructurada vencida	8,00
(Provisiones para créditos incobrables)	-18.607.225,52
DEUDORES POR ACEPTACIONES	**13.953.880,49**
CUENTAS POR COBRAR	**46.838.581,89**
B.REAL.ADJ.PAGO.ARREN.MERC.Y NO UTILIZADOS ENTIDAD	**16.089.912,58**
PROPIEDADES Y EQUIPO	**70.171.398,44**
OTROS ACTIVOS	**41.016.341,31**
Inversiones en acciones y participaciones	11.668.735,04
Otras cuentas de «otros activos»	33.807.556,51
(Provisión para otros activos irrecuperables)	-4.457.949,24
TOTAL DEL ACTIVO	**1.299.662.306,66**
GASTOS	**83.341.866,74**
TOTAL GENERAL DEL ACTIVO Y GASTOS	**1.383.004.173,40**

DESCRIPCION	US$
PASIVO	
OBLIGACIONES CON EL PUBLICO	**880.026.423,25**
Depósitos a la vista	577.112.812,29
Depósitos a plazo	302.913.610,96
De 1 a 30 días	93.508.718,47
De 31 a 90 días	117.322.497,99
De 91 a 180 días	60.203.167,49
De 181 a 360 días	30.827.172,04
De más de 361 días	1.052.055,00
OBLIGACIONES INMEDIATAS	**4.738.050,81**
ACEPTACIONES EN CIRCULACION	**13.953.048,45**
CUENTAS POR PAGAR	**20.280.449,32**
OBLIGACIONES FINANCIERAS	**264.560.718,78**
VALORES EN CIRCULACION	**4.022,00**
OBLIG. CONV. ACCIONES Y AP. FUTURAS CAP.	**15.000.000,00**
OTROS PASIVOS	**4.558.958,08**
TOTAL DEL PASIVO	**1.203.118.670,69**
PATRIMONIO	
CAPITAL SOCIAL	**59.979.282,90**
Capital pagado	59.979.282,90
RESERVAS	**6.135.802,03**
Legales	4.908.994,70
Revalorización del patrimonio	1.226.807,33
SUPERAVIT POR VALUACIONES	**15.989.116,98**
TOTAL DEL PATRIMONIO	**82.104.201,91**
INGRESOS	**97.781.300,80**
TOTAL GENERAL DEL PASIVO,PATRIMONIO E INGRESOS	**1.383.004.173,40**
ACREEDORAS	**324.049.097,47**
Avales	1.198.615,00
Fianzas y garantías	44.945.619,31
Cartas de crédito	32.661.196,67
Créditos aprobados no desembolsados	245.151.147,35
Compromisos futuros	94.519,14
TOTAL CUENTAS CONTINGENTES	**324.049.097,47**
ANEXOS CUENTAS DE ORDEN	
DEUDORAS	**186.740.224,55**
Activos castigados	41.638.553,44
Operaciones activas con empresas vinculadas	22.562,52
Otras cuentas de orden deudoras	145.079.108,59
ACREEDORAS	**1.939.912.316,56**
Operaciones pasivas con empresas vinculadas	2.928.057,88
Otras cuentas de orden acreedoras	1.936.984.258,68
TOTAL CUENTAS DE ORDEN	**2.126.652.541,11**

Estado de Pérdidas y Ganancias Consolidado y Condensado

DESCRIPCION	PARCIAL	TOTAL
INGRESOS FINANCIEROS		72.073.527,54
Intereses y descuentos ganados	44.931.228,90	
Comisiones ganadas	14.976.039,88	
Utilidades financieras	12.166.258,76	
EGRESOS FINANCIEROS		-19.633.151,75
Intereses causados	-17.971.726,10	
Comisiones causadas	-1.661.425,65	
MARGEN BRUTO FINANCIERO		52.440.375,79
OTROS INGRESOS Y GASTOS OPERACIONALES:		
INGRESOS OPERACIONALES		19.423.380,85
Utilidades Financieras	2.962.711,36	
Otros ingresos operacionales	16.460.669,49	
EGRESOS OPERACIONALES		-35.698.694,64
Pérdidas Financieras	-476.327,39	
Gastos de operación	-34.816.056,41	
Otras pérdidas operacionales	-404.310,84	
MARGEN OPERACIONAL ANTES PROVISIONES		36.168.062,00
PROVISIONES,DEPRECIACIONES Y AMORTIZACIONES		-25.907.156,78
Provisiones	-18.728.149,26	
Depreciaciones	-3.154.317,97	
Amortizaciones	-4.024.689,55	
MARGEN OPERACIONAL NETO		10.260.905,22
INGRESOS Y GASTOS NO OPERACIONALES		4.178.528,84
Otros ingresos	6.284.392,41	
Otros gastos y pérdidas	-416.213,49	
Impuestos y Participación Empleados	-1.689.650,08	
RESULTADOS DEL EJERCICIO		14.439.434,06

Relación entre el Patrimonio Técnico y los Activos y Contingentes Ponderados por Riesgo

DESCRIPCION	VALOR
PATRIMONIO TECNICO PRIMARIO	
Capital social	59.979.282,90
Reservas legales	4.908.994,70
(A) TOTAL PATRIMONIO TECNICO PRIMARIO	64.888.277,60
PATRIMONIO TECNICO SECUNDARIO	
Obligaciones convertibles en acciones	15.000.000,00
Reservas por revalorización del patrimonio	1.220.007,33
45% superávit por valuaciones	7.195.102,64
Ingresos menos gastos	14.439.434,06
MENOS:	
Dividendos pagados por anticipado	2.000.000,00
(B) TOTAL PATRIMONIO TECNICO SECUNDARIO	35.861.344,03
(C = A + B) PATRIMONIO TECNICO TOTAL	100.749.621,63
MENOS:	
El capital asignado a una Sucursal o Agencia en el exterior.	1.880.431,18
El valor de su participación en el capital pagado más las reservas, exceptuando las provenientes de valuaciones del activo, en una institución subsidiaria o afiliada.	5.313.167,78
(D) DEDUCCIONES AL PATRIMONIO TECNICO TOTAL	7.193.598,96
(E = C - D) PATRIMONIO TECNICO CONSTITUIDO	93.556.022,67
ACTIVOS Y CONTINGENTES PONDERADOS POR RIESGO	
Activos ponderados con 0.10	871.412,25
Activos ponderados con 0.20	44.086.389,68
Activos ponderados con 0.40	9.158.364,47
Activos ponderados con 0.50	15.889.862,31
Activos ponderados con 1.00	751.463.070,13
(F) TOTAL ACTIVOS Y CONTINGENTES POND. POR RIESGO	821.469.098,83
POSICION, REQUERIMIENTO Y RELACION DE PATRIMONIO TECNICO	
(G = F x 9%) PATRIMONIO TECNICO REQUERIDO	73.932.218,89
(H = E - G) EXCEDENTES O DEF. DE PAT. TEC. REQUERIDO	19.623.803,78
ACTIVOS TOTALES Y CONTINGENTES X 4%	64.948.456,17
RELACION PATRIMONIO TECNICO CONSTITUIDO	11,39%

Indicadores Financieros

	BG	SISTEMA
1 LIQUIDEZ		
1.1 FONDOS DISPONIBLES / TOTAL DEPÓSITOS A CORTO PLAZO	38,54%	25,76%
1.2 COBERTURA 25 MAYORES DEPOSITANTES	141,07%	126,36%
1.3 COBERTURA 100 MAYORES DEPOSITANTES	97,76%	87,41%
2 CALIDAD DE ACTIVOS		
2.1 MOROSIDAD BRUTA TOTAL	3,68%	6,40%
2.2 MOROSIDAD CARTERA COMERCIAL	5,77%	7,00%
2.3 MOROSIDAD CARTERA CONSUMO	1,43%	6,35%
2.4 MOROSIDAD CARTERA DE VIVIENDA	0,35%	2,67%
2.5 MOROSIDAD CARTERA DE MICROEMPRESA	0,28%	8,04%
2.6 PROVISIONES / (CARTERA DE CREDITO IMPRODUCTIVA)	99,10%	112,98%
3 RENTABILIDAD		
3.1 RENDIMIENTO OPERATIVO / ACTIVOS ROA	1,79%	2,34%
3.2 RENDIMIENTO OPERATIVO / PATRIMONIO ROE	20,09%	25,21%
4 MANEJO ADMINISTRATIVO		
4.1 ACTIVOS PRODUCTIVOS / PASIVOS CON COSTO	103,35%	140,21%
4.2 GRADO DE ABSORCIÓN = GASTOS OPERACIONALES / MARGEN FINANCIERO	116,01%	95,51%
4.3 GASTOS DE PERSONAL / ACTIVO TOTAL PROMEDIO	1,51%	2,39%
4.4 GASTOS OPERATIVOS / ACTIVO TOTAL PROMEDIO	5,20%	7,05%
5 CAPITAL		
5.1 COBERTURA PATRIMONIAL DE ACTIVOS	63,70%	135,11%
5.2 SOLVENCIA	11,39%	12,32%
5.3 PATRIMONIO SECUNDARIO VS. PATRIMONIO PRIMARIO	55,27%	43,75%

Calificación de Activos de Riesgo

(Información al 30 de Junio del 2005)

Cartera de Crédito, Contingentes y Otros Activos

RESUMEN GENERAL	TOTAL	% RIESGO	PROVISION REQUERIDA	PROVISION CONSTITUIDA	PROVISIONES EXCES. O DEF
A RIESGO NORMAL	537.647.081,54	92,21%	5.416.610,73	5.416.610,73	0,00
B RIESGO POTENCIAL	21.902.174,70	3,76%	1.802.459,30	1.802.459,30	0,00
C DEFICIENTE	12.124.827,87	2,08%	4.865.290,55	4.865.290,55	0,00
D DUDOSO RECAUDO	9.872.834,40	1,69%	5.894.721,77	5.894.721,77	0,00
E PERDIDA	1.518.358,07	0,26%	1.518.358,07	1.518.358,07	0,00
TOTAL	583.065.276,58	100,00%	19.497.440,42	19.497.440,42	0,00

Inversiones

RESUMEN GENERAL	VALOR NOMINAL	VALOR MERCADO	PROVISION REQUERIDA	PROVISION CONSTITUIDA	PROVISIONES EXCES. O DEF
PARA NEG. ENT. SECTOR PRIVADO	49.133.228,22	48.013.635,55	-	-	-
PARA NEG. ESTADO O ENT. SECTOR PUBLICO	172.637.736,65	173.037.488,73	-	-	-
DISP. PARA LA VENTA DEL SECTOR PRIVADO	13.093.963,93	13.059.969,93	-	-	-
DISP. VENTA ESTADO O ENT. SECTOR PUBLICO	354.270,20	354.270,22	-	-	-
MANTENIDAS VENCIMIENTO SECTOR PRIVADO	30.639.129,64	30.639.129,64		-	-
MANT. VENCIMIENTO EST. O ENT. SECTOR PUBLICO	110.499.273,71	110.499.273,71	-	-	-
DE DISPONIBILIDAD RESTRINGIDA	8.091.065,79	8.091.065,79	-	-	-
DERECHOS FIDUCIARIOS-INVERSIONES	11.473.064,02	11.473.064,02	-	-	-
PROVISIONES ESP. INVERSIONES AL VENCIMIENTO	-	-	-	50.539,47	50.539,47
PROVISIONES GENERICAS PARA INVERSIONES	-	-	-	13.150.663,52	13.150.663,52
TOTAL	345.968.787,11	342.763.897,18	0,00	-13.201.202,99	13.201.202,99

NOTAS TECNICAS:

1.- El saldo de resultados del ejercicio corresponde a la diferencia de los elementos 5 y 4, sin que implique la liquidación de las referidas cuentas.

2.- La cartera comercial vencida se registra en la respectiva cuenta a los 30 días que el documento se venció y los intereses y comisiones ganados y no cobrados se reversan de las cuentas de resultados a los 30 días y se registran para efectos de control en una cuenta de orden. Para el caso de cuotas o dividendos de la cartera comercial y de vivienda vencidas, con garantía hipotecaria, se transfieren a la cuenta correspondiente de vencido a los 60 días posteriores a la fecha de vencimiento de la operación, sin perjuicio del cobro de los intereses de mora correspondientes. La cartera de consumo se registrarán los saldos en cartera vencida a los quince días de ser exigibles; y, las operaciones de microcréditos, a los cinco días.

Los intereses y comisiones se reversan por no haber sido cancelados dentro de los 30 días posteriores a su exigibilidad de pago, se registrarán, para efectos de control, en la subcuenta de orden 710605 "Intereses en suspenso – Vencidos". Igual procedimiento se efectuará para el reverso a los 60 días, de las cuotas o dividendos de los créditos de amortización gradual de la cartera comercial y de vivienda; a los quince (15) días la cartera de consumo; y, a los cinco (5) días en las operaciones de microcrédito.

Guillermo Lasso Mendoza
Presidente Ejecutivo

Ing. Rocío Bohórquez Romero
Vicepresidente
Auditor Interno

Ing. Carlos Cevallos Zambrano
Gerente - Contador General
Registro #037239

GUAYAQUIL BANK & TRUST
BANCO DE GUAYAQUIL

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	40.124.370,15
INVERSIONES	5.277.262,11
CARTERA DE CREDITOS	52.513.045,70
CUENTAS POR COBRAR	631.535,70
BIENES REALIZABLES, ADJ. POR PAGO, DE ARRENDAMIENTO MERCANTIL Y NO UTILIZADOS POR LA INSTITUCION	67.971,61
PROPIEDADES Y EQUIPO	51.500,00
OTROS ACTIVOS	640.272,59
TOTAL ACTIVOS	99.417.141,35
PASIVO	
OBLIGACIONES CON EL PUBLICO	75.728.591,96
CUENTAS POR PAGAR	296.031,04
OBLIGACIONES FINANCIERAS	20.000.000,00
OTROS PASIVOS	[illegible]
TOTAL PASIVOS	96.025.261,03
PATRIMONIO	
CAPITAL SOCIAL	3.000.000,00
RESERVAS	65.751,37
RESULTADOS	325.091,31
TOTAL PATRIMONIO	3.391.881,63
TOTAL PASIVOS Y PATRIMONIO	99.417.141,35
CUENTAS CONTINGENTES	25.541,97
CUENTAS DE ORDEN	2.437.715,63

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		2.345.720,65
INTERESES Y DESCUENTOS GANADOS	2.182.471,51	
COMISIONES GANADAS	130.871,83	
INGRESOS POR SERVICIOS	39.570,26	
EGRESOS FINANCIEROS		-1.588.231,31
INTERESES CAUSADOS	-1.573.758,75	
COMISIONES CAUSADAS	-14.472,56	
MARGEN BRUTO FINANCIERO		757.487,34
OTROS INGRESOS Y GASTOS OPERACIONALES:		
EGRESOS OPERACIONALES		-542.679,03
GASTOS DE OPERACION	-542.523,03	
MARGEN OPERACIONAL ANTES DE PROVISIONES		214.817,48
PROVISION, DEPRECIACION, AMORTIZACION		-208.900,05
DEPRECIACIONES	-25.237,22	
AMORTIZACIONES	-183.742,83	
MARGEN OPERACIONAL NETO		5.917,41
INGRESOS Y GASTOS NO OPERACIONALES		11.373,34
OTROS INGRESOS	11.373,34	
RESULTADOS DEL EJERCICIO		17.290,76

PEDRO GALVIS ACOSTA
GERENTE GENERAL

ADMINISTRADORA DE FONDOS Y FIDEICOMISOS BG
BANCO DE GUAYAQUIL

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	34.477,05
INVERSIONES	2.219.303,52
CUENTAS POR COBRAR	76.038,83
PROPIEDADES Y EQUIPO	47.873,06
OTROS ACTIVOS	125.100,03
TOTAL ACTIVOS	2.473.991,53
PASIVO	
CUENTAS POR PAGAR	157.925,21
TOTAL PASIVOS	157.925,21
PATRIMONIO	
CAPITAL SOCIAL	742.000,00
RESERVAS	217.111,50
RESULTADOS	1.363.055,09
TOTAL PATRIMONIO	2.326.063,39
TOTAL PASIVOS Y PATRIMONIO	2.473.991,53
CUENTAS DE ORDEN	191.070.022,05

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		1.155.342,55
INTERESES Y DESCUENTOS GANADOS	78.122,05	
COMISIONES GANADAS	1.117.220,45	
MARGEN BRUTO FINANCIERO		1.155.342,55
OTROS INGRESOS Y GASTOS OPERACIONALES:		
EGRESOS OPERACIONALES		-426.218,11
GASTOS DE OPERACION	-426.218,11	
MARGEN OPERACIONAL ANTES DE PROVISIONES		729.125,44
PROVISION, DEPRECIACION, AMORTIZACION		-123.354,27
PROVISIONES	-93.635,97	
DEPRECIACIONES	-9.718,30	
MARGEN OPERACIONAL NETO		605.772,17
INGRESOS Y GASTOS NO OPERACIONALES		79.003,05
OTROS INGRESOS	80.023,57	
OTROS GASTOS Y PERDIDAS	-1.031,52	
RESULTADOS DEL EJERCICIO		784.772,22

ECO. RICARDO RIVADENEIRA DAVALOS
GERENTE GENERAL

MULTIVALORES BG
BANCO DE GUAYAQUIL

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	478.253,71
INVERSIONES	645.950,24
CUENTAS POR COBRAR	24.221,03
OTROS ACTIVOS	110.573,45
TOTAL ACTIVOS	1.259.552,05
PASIVO	
CUENTAS POR PAGAR	451.355,35
TOTAL PASIVOS	451.355,35
PATRIMONIO	
CAPITAL SOCIAL	432.042,00
RESERVAS	123.154,33
RESULTADOS	177.553,47
TOTAL PATRIMONIO	808.193,03
TOTAL PASIVOS Y PATRIMONIO	1.259.552,05
CUENTAS DE ORDEN	454.221,75

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		291.001,00
INTERESES Y DESCUENTOS GANADOS	13.112,76	
COMISIONES GANADAS	261.273,60	
INGRESOS POR SERVICIOS	16.614,64	
MARGEN BRUTO FINANCIERO		291.001,00
OTROS INGRESOS Y GASTOS OPERACIONALES:		
INGRESOS OPERACIONALES		26.537,03
UTILIDADES FINANCIERAS	26.537,03	
EGRESOS OPERACIONALES		-83.733,13
PERDIDAS FINANCIERAS	-11.252,31	
GASTOS DE OPERACION	-72.480,82	
MARGEN OPERACIONAL ANTES DE PROVISIONES		233.804,65
PROVISION, DEPRECIACION, AMORTIZACION		-21.600,00
DEPRECIACIONES	-1.600,00	
AMORTIZACIONES	-20.000,00	
MARGEN OPERACIONAL NETO		212.204,65
INGRESOS Y GASTOS NO OPERACIONALES		-10.543,59
IMPUESTO Y PARTICIPACION A EMPLEADOS	-15.543,59	
RESULTADOS DEL EJERCICIO		153.651,20

ING. CARLOS JULIO AROSEMENA DURAN
GERENTE GENERAL

RIO GUAYAS
COMPAÑIA DE SEGUROS Y REASEGUROS S.A.

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	452.704,73
INVERSIONES	4.217.509,19
CUENTAS POR COBRAR	3.172.043,20
PROPIEDADES Y EQUIPO	128.155,91
OTROS ACTIVOS	894.455,27
TOTAL ACTIVOS	8.873.776,35
PASIVO	
CUENTAS POR PAGAR	3.956.233,04
OTROS PASIVOS	1.515.339,33
TOTAL PASIVOS	5.471.572,32
PATRIMONIO	
CAPITAL SOCIAL	1.150.000,00
RESERVAS	1.257.502,94
RESULTADOS	994.115,83
TOTAL PATRIMONIO	3.402.204,14
TOTAL PASIVOS Y PATRIMONIO	8.873.776,35
CUENTAS DE ORDEN	21.107.144,47

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		1.620.069,60
INTERESES Y DESCUENTOS GANADOS	106.442,03	
COMISIONES GANADAS	1.513.627,11	
EGRESOS FINANCIEROS		-853.211,45
INTERESES CAUSADOS	-9.178,61	
COMISIONES CAUSADAS	-844.032,84	
MARGEN BRUTO FINANCIERO		821.858,33
OTROS INGRESOS Y GASTOS OPERACIONALES:		
EGRESOS OPERACIONALES		-845.116,40
GASTOS DE OPERACION	-845.116,40	
MARGEN OPERACIONAL ANTES DE PROVISIONES		-24.260,05
PROVISION, DEPRECIACION, AMORTIZACION		-19.273,00
DEPRECIACIONES	-19.273,00	
MARGEN OPERACIONAL NETO		-43.533,14
INGRESOS Y GASTOS NO OPERACIONALES		1.037.643,34
OTROS INGRESOS	31.578,52	
RESULTADOS NO OPERATIVOS ACREEDORES	33.440.520,50	
OTROS GASTOS Y PERDIDAS	-28.441.533,63	
RESULTADOS DEL EJERCICIO		994.113,23

MARTIN VILCHES NAVARRO
GERENTE GENERAL

COLARI S.A.
AGENCIA ASESORA PRODUCTORA DE SEGUROS

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	11.553,32
INVERSIONES	21.153,35
CUENTAS POR COBRAR	41.224,93
PROPIEDADES Y EQUIPO	1.051,35
OTROS ACTIVOS	5.615,43
TOTAL ACTIVOS	82.654,52
PASIVO	
CUENTAS POR PAGAR	78.120,99
TOTAL PASIVOS	78.120,99
PATRIMONIO	
CAPITAL SOCIAL	10.000,00
RESERVAS	5.337,63
RESULTADOS	15.187,73
TOTAL PATRIMONIO	14.525,53
TOTAL PASIVOS Y PATRIMONIO	82.654,52

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		152.239,62
INTERESES Y DESCUENTOS GANADOS	827,37	
COMISIONES GANADAS	151.412,25	
EGRESOS FINANCIEROS		-5.569,03
COMISIONES CAUSADAS	-5.569,03	
MARGEN BRUTO FINANCIERO		146.670,54
OTROS INGRESOS Y GASTOS OPERACIONALES:		
EGRESOS OPERACIONALES		-121.535,70
GASTOS DE OPERACION	-121.535,70	
MARGEN OPERACIONAL ANTES DE PROVISIONES		25.134,84
PROVISION, DEPRECIACION, AMORTIZACION		-470,50
PROVISIONES	-470,50	
MARGEN OPERACIONAL NETO		24.664,34

Estados Financieros Consolidados del Banco y Subsidiarias

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	272.539.046,55
INVERSIONES	327.752.581,58
CARTERA DE CREDITOS	436.201.479,64
DEUDORES POR ACEPTACIONES	13.953.503,49
CUENTAS POR COBRAR	50.472.035,66
BIENES REALIZABLES, ADJUDICADOS POR PAGO, DE ARRENDAMIENTO MERCANTIL Y NO UTILIZADOS POR LA INSTITUCION	16.157.694,19
PROPIEDADES Y EQUIPO	70.401.103,00
OTROS ACTIVOS	32.017.122,51
TOTAL ACTIVOS	1.220.505.840,02
PASIVO	
OBLIGACIONES CON EL PUBLICO	839.833.044,05
OBLIGACIONES INMEDIATAS	4.735.050,81
ACEPTACIONES EN CIRCULACION	13.953.043,45
CUENTAS POR PAGAR	24.842.475,33
OBLIGACIONES FINANCIERAS	276.043.444,50
VALORES EN CIRCULACION	4.022,00
OBLIGACIONES CONVERTIBLES EN ACCIONES Y APORTES PARA FUTURA CAPITALIZACION	15.000.000,00
OTROS PASIVOS	8.440.126,74
TOTAL PASIVOS	1.183.757.212,74
PATRIMONIO	
CAPITAL SOCIAL	53.979.282,90
RESERVAS	6.135.822,03
SUPERAVIT POR VALUACIONES	15.833.116,93
RESULTADOS	14.844.425,17
TOTAL PATRIMONIO	96.743.628,03
TOTAL PASIVOS Y PATRIMONIO	1.220.505.840,02

Estado de Pérdidas y Ganancias Consolidado y Condensado

DESCRIPCION	PARCIAL	TOTAL
INGRESOS FINANCIEROS		76.173.370,43
INTERESES Y DESCUENTOS GANADOS	45.793.870,61	
COMISIONES GANADAS	18.152.055,71	
INGRESOS POR SERVICIOS	12.222.843,65	
EGRESOS FINANCIEROS		-20.524.505,01
INTERESES CAUSADOS	-17.988.925,33	
COMISIONES CAUSADAS	-2.535.572,63	
MARGEN BRUTO FINANCIERO		55.654.874,47
OTROS INGRESOS Y GASTOS OPERACIONALES:		
INGRESOS OPERACIONALES		17.655.750,93
UTILIDADES FINANCIERAS	2.533.740,39	
OTROS INGRESOS OPERACIONALES	14.855.573,54	
EGRESOS OPERACIONALES		-37.033.925,91
PERDIDAS FINANCIERAS	-423.579,70	
GASTOS DE OPERACION	-35.035.036,37	
OTRAS PERDIDAS OPERACIONALES	-424.313,84	
MARGEN OPERACIONAL ANTES DE PROVISIONES		35.614.705,49
PROVISION, DEPRECIACION, AMORTIZACION		-20.230.814,59
PROVISIONES	-10.822.254,83	
DEPRECIACIONES	-3.210.727,46	
AMORTIZACIONES	-4.728.432,43	
MARGEN OPERACIONAL NETO		9.353.830,00
INGRESOS Y GASTOS NO OPERACIONALES		6.290.535,37
OTROS INGRESOS	6.414.305,43	
RESULTADOS NO OPERATIVOS ACREEDORES	33.443.803,50	
OTROS GASTOS Y PERDIDAS	-29.853.723,94	
IMPUESTO Y PARTICIPACION A EMPLEADOS	-1.706.193,67	

Relación entre el Patrimonio Técnico y los Activos y Contingentes Ponderados por Riesgo

DESCRIPCION	VALOR
PATRIMONIO TECNICO PRIMARIO	
Capital social	55.979.282,90
Reservas legales	1.523.594,70
(A) TOTAL PATRIMONIO TECNICO PRIMARIO	84.023.277,00
PATRIMONIO TECNICO SECUNDARIO	
Obligaciones convertibles en acciones	15.000.000,00
Reservas por revalorización del patrimonio	1.225.807,33
45% superávit por valuaciones	7.155.102,64
Ingresos menos Gastos	14.844.425,17
MENOS:	
Dividendos pagados por anticipado	2.000.000,00
(B) TOTAL PATRIMONIO TECNICO SECUNDARIO	28.028.320,14
(C=A+B) PATRIMONIO TECNICO TOTAL	100.954.613,74
(D) DEDUCCIONES AL PATRIMONIO TECNICO TOTAL	0,00
(E = C - D) PATRIMONIO TECNICO CONSTITUIDO	100.954.613,74
ACTIVOS Y CONTINGENTES PONDERADOS POR RIESGO	
Activos ponderados con 0.10	942.523,83
Activos ponderados con 0.20	44.503.302,83
Activos ponderados con 0.40	1.150.254,47
Activos ponderados con 0.50	15.921.640,92
Activos ponderados con 1.00	765.480.750,54
(F) TOTAL ACTIVOS Y CONTINGENTES POND. POR RIESGO	838.607.769,07
POSICION, REQUERIMIENTO Y RELACION DE PATRIMONIO TECNICO	
(G = F x 9%) PATRIMONIO TECNICO REQUERIDO	75.294.698,20
(H = E - G) EXCEDENTE O DEF. DE PAT. TEC. REQUERIDO	25.659.915,35
ACTIVOS TOTALES Y CONTINGENTES X 4%	54.183.259,25

BANCO DE GUAYAQUIL
GRUPO FINANCIERO

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	333.013.742,87
INVERSIONES	235.702.619,83
CARTERA DE CREDITOS	549.263.908,96
DEUDORES POR ACEPTACIONES	16.331.247,07
CUENTAS POR COBRAR	52.026.791,26
B.REAL.ADJ.PAGO,ARREN.MERC.Y NO UTILIZADOS ENTIDAD	16.602.653,57
PROPIEDADES Y EQUIPOS	71.715.646,26
OTROS ACTIVOS	45.933.008,22
TOTAL DEL ACTIVO	1.382.154.615,84
PASIVO	
OBLIGACIONES CON EL PUBLICO	995.870.711,23
OBLIGACIONES INMEDIATAS	5.031.626,20
ACEPTACIONES EN CIRCULACION	16.331.247,07
CUENTAS POR PAGAR	31.285.763,39
OBLIGACIONES FINANCIERAS	208.678.028,81
VALORES EN CIRCULACION	4.022,00
OBLIG.CONV. ACCIONES Y APORTES FUTURAS CAPITALIZACIONES	15.000.000,00
OTROS PASIVOS	8.311.278,27
TOTAL DEL PASIVO	1.280.509.676,97
PATRIMONIO	
CAPITAL SOCIAL	60.000.000,00
RESERVAS	6.135.802,03
SUPERAVIT POR VALUACIONES	16.513.116,98
RESULTADOS	18.996.019,86
TOTAL DEL PATRIMONIO	101.644.938,87
TOTAL PASIVO Y PATRIMONIO	1.382.154.615,84
CUENTAS CONTINGENTES	361.776.135,64
CUENTAS DE ORDEN	2.485.745.309,26

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		120.411.477,62
Intereses y descuentos ganados	69.762.401,23	
Comisiones ganadas	28.831.975,51	
Utilidades financieras	2.859.517,52	
Ingresos por servicios	18.958.583,26	
EGRESOS FINANCIEROS		-33.352.942,48
Intereses causados	-27.814.811,30	
Comisiones causadas	-4.440.662,28	
Pérdidas financieras	-1.097.469,90	
MARGEN BRUTO FINANCIERO		87.058.535,04
OTROS INGRESOS Y GASTOS OPERACIONALES:		
INGRESOS OPERACIONALES		23.175.918,60
Otros ingresos operacionales	23.175.918,60	
EGRESOS OPERACIONALES		-56.337.763,49
Gastos de operación	-56.222.204,48	
Otras pérdidas operacionales	-115.559,01	

GUAYAQUIL BANK & TRUST
BANCO DE GUAYAQUIL

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	41.991.018,49
INVERSIONES	3.647.358,45
CARTERA DE CREDITOS	25.278.721,00
CUENTAS POR COBRAR	460.636,41
B.REAL.ADJ.PAGO,ARREN.MERC.Y NO UTILIZADOS ENTIDAD	67.971,61
PROPIEDADES Y EQUIPOS	38.974,43
OTROS ACTIVOS	413.617,42
TOTAL DEL ACTIVO	71.898.295,81
PASIVO	
OBLIGACIONES CON EL PUBLICO	48.458.640,19
CUENTAS POR PAGAR	43.302,57
OBLIGACIONES FINANCIERAS	20.000.000,00
TOTAL DEL PASIVO	68.501.942,76
PATRIMONIO	
CAPITAL SOCIAL	3.000.000,00
RESERVAS	91.223,15
RESULTADOS	335.129,90
TOTAL DEL PATRIMONIO	3.396.353,05
TOTAL PASIVO Y PATRIMONIO	71.898.295,81
CUENTAS CONTINGENTES	2.400,00
CUENTAS DE ORDEN	1.490.198,71

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		3.396.785,95
Intereses y descuentos ganados	3.116.150,10	
Comisiones ganadas	217.032,09	
Ingresos por servicios	63.603,76	
EGRESOS FINANCIEROS		-2.223.695,88
Intereses causados	-2.160.509,69	
Comisiones causadas	-22.387,73	
Pérdidas financieras	-40.798,46	
MARGEN BRUTO FINANCIERO		1.173.090,07
OTROS INGRESOS Y GASTOS OPERACIONALES:		
EGRESOS OPERACIONALES		-797.644,31

ADMINISTRADORA DE FOND
BANCO DE G

Balance Gen

ACTIVO	
FONDOS DISPONIBLES	
INVERSIONES	
CUENTAS POR COBRAR	
PROPIEDADES Y EQUIPOS	
OTROS ACTIVOS	
TOTAL ACTIVOS	
PASIVO	
CUENTAS POR PAGAR	
TOTAL PASIVOS	
PATRIMONIO	
CAPITAL SOCIAL	
RESERVAS	
RESULTADOS	
TOTAL PATRIMONIO	
TOTAL PASIVOS Y PATRIMONIO	
CUENTAS DE ORDEN	

Estado de Pérdidas y

INGRESOS FINANCIEROS	
Intereses y descuentos ganados	
Comisiones ganadas	1
MARGEN BRUTO FINANCIERO	
OTROS INGRESOS Y GASTOS OPERACIONALES:	
EGRESOS OPERACIONALES	
Gastos de operación	-1.
MARGEN OPERACIONAL ANTES DE PROVISIONES, DEPRECIACIONES Y AMORTIZACIONES	
PROVISIONES, DEPRECIACIONES Y AMORTIZACION	

CAPITAL SOCIAL	60.000.000,00
RESERVAS	6.135.802,03
SUPERAVIT POR VALUACIONES	16.513.116,98
RESULTADOS	18.996.019,86
TOTAL DEL PATRIMONIO	101.644.938,87
TOTAL PASIVO Y PATRIMONIO	1.382.154.615,84
CUENTAS CONTINGENTES	361.776.135,64
CUENTAS DE ORDEN	2.485.746.309,26

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		120.411.477,62
Intereses y descuentos ganados	69.762.401,23	
Comisiones ganadas	28.831.975,61	
Utilidades financieras	2.858.517,52	
Ingresos por servicios	18.958.583,26	
EGRESOS FINANCIEROS		-33.352.942,48
Intereses causados	-27.814.811,30	
Comisiones causadas	-4.440.662,28	
Pérdidas financieras	-1.097.469,90	
MARGEN BRUTO FINANCIERO		87.058.535,04
OTROS INGRESOS Y GASTOS OPERACIONALES:		
INGRESOS OPERACIONALES		23.175.918,60
Otros ingresos operacionales	23.175.918,60	
EGRESOS OPERACIONALES		-58.337.763,49
Gastos de operación	-58.222.204,48	
Otras pérdidas operacionales	-115.559,01	
MARGEN OPERACIONAL ANTES DE PROVISIONES, DEPRECIACIONES Y AMORTIZACIONES		53.896.690,15
PROVISIONES,DEPRECIACIONES Y AMORTIZACIONES		-40.458.639,94
Provisiones	-28.885.532,96	
Depreciaciones	-4.855.772,76	
Amortizaciones	-6.717.334,22	
MARGEN OPERACIONAL NETO		13.438.050,21
INGRESOS Y GASTOS NO OPERACIONALES		11.075.727,11
Otros ingresos	9.572.899,67	
Resultados no operativos acreedores	46.895.759,34	
Otros gastos y pérdidas	-45.392.931,90	
UTILIDAD ANTES DE IMPUESTO Y PARTICIPACION		24.513.777,32
Participación trabajadores		-3.872.688,15
Impuesto a la renta		-3.034.807,90
[illegible]		-406.579,58
RESULTADOS DEL EJERCICIO		17.199.761,69

GUILLERMO LASSO MENDOZA
PRESIDENTE EJECUTIVO

Informe de los Auditores Independientes

"Transcripción literal, requerida por disposiciones legales vigentes, del informe de los auditores independientes sobre los estados financieros consolidados completos del Banco y compañías subsidiarias. Se aclara que la lectura de las notas a los estados financieros consolidados, las cuales no se adjuntan a los presentes estados financieros consolidados y condensados, es necesaria para interpretar adecuadamente estos estados."

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers del Ecuador Cía. Ltda.
Carchi 702 y 9 de Octubre
2do. Piso
Casilla 09-01-05820
Teléfono: (593)4 2288-199
Celular: (593) 09-9775507
Fax: (593) 4 2286889
Guayaquil - Ecuador

INFORME DE LOS AUDITORES INDEPENDIENTES

A los miembros del Directorio y accionistas del
Banco de Guayaquil S.A.

Guayaquil, 3 de febrero del 2006

1. Hemos auditado el balance general consolidado adjunto del Banco de Guayaquil S.A. y compañías subsidiarias al 31 de diciembre del 2005 y los correspondientes estados consolidados de pérdidas y ganancias, de evolución del patrimonio y de flujos de efectivo por el año terminado en esa fecha. Estos estados financieros consolidados son responsabilidad de la Administración del Banco. Nuestra responsabilidad es expresar una opinión sobre estos estados financieros consolidados basados en nuestra auditoría.

2. Nuestra auditoría fue efectuada de acuerdo con Normas Internacionales de Auditoría. Estas normas requieren que una auditoría sea diseñada y realizada para obtener certeza razonable de si los estados financieros no contienen exposiciones erróneas o inexactas de carácter significativo. Una auditoría incluye el examen, a base de pruebas, de la evidencia que soporta las cantidades y revelaciones presentadas en los estados financieros. Incluye también la eva-

CAPITAL SOCIAL	3.000.000,00
RESERVAS	91.223,15
RESULTADOS	305.129,90
TOTAL DEL PATRIMONIO	3.396.353,05
TOTAL PASIVO Y PATRIMONIO	71.898.295,81
CUENTAS CONTINGENTES	2.400,00
CUENTAS DE ORDEN	1.490.198,71

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		3.396.785,95
Intereses y descuentos ganados	3.116.150,10	
Comisiones ganadas	217.032,09	
Ingresos por servicios	63.603,76	
EGRESOS FINANCIEROS		-2.223.095,88
Intereses causados	-2.160.509,69	
Comisiones causadas	-22.387,73	
Pérdidas financieras	-40.798,46	
MARGEN BRUTO FINANCIERO		1.173.090,07
OTROS INGRESOS Y GASTOS OPERACIONALES:		
EGRESOS OPERACIONALES		-797.644,31
Gastos de operación	-797.644,31	
MARGEN OPERACIONAL ANTES DE PROVISIONES, DEPRECIACIONES Y AMORTIZACIONES		375.445,76
PROVISIONES,DEPRECIACIONES Y AMORTIZACIONES		-394.583,07
Provisiones	-25.000,00	
Depreciaciones	-37.825,80	
Amortizaciones	-331.757,27	
MARGEN OPERACIONAL NETO		-19.137,31
INGRESOS Y GASTOS NO OPERACIONALES		40.888,43
Otros ingresos	40.888,43	
RESULTADOS DEL EJERCICIO		21.751,12

PEDRO GALVIS ACOSTA
GERENTE GENERAL

Informe de los Auditores Independientes

"Transcripción literal, requerida por disposiciones legales vigentes, del informe de los auditores independientes sobre los estados financieros completos del Banco. Se aclara que la lectura de las notas a los estados financieros, las cuales no se adjuntan a los presentes estados financieros condensados, es necesaria para interpretar adecuadamente estos estados."

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers del Ecuador Cía. Ltda.
Carchi 702 y 9 de Octubre
2do. Piso
Casilla 09-01-05820
Teléfono: (593)4 2288-199
Celular: (593) 09-9775507
Fax: (593) 4 2286889
Guayaquil - Ecuador

INFORME DE LOS AUDITORES INDEPENDIENTES

A los miembros del Directorio y accionista del
Guayaquil Bank & Trust Co. Ltd.

Guayaquil, 3 de febrero del 2006

1. Hemos auditado el balance general adjunto del Guayaquil Bank & Trust Co. Ltd. al 31 de diciembre del 2005 y los correspondientes estados de pérdidas y ganancias, de evolución del patrimonio y de flujos de efectivo por el año terminado en esa fecha. Estos estados financieros son responsabilidad de la Administración del Banco. Nuestra responsabilidad es expresar una opinión sobre estos estados financieros basados en nuestra auditoría.

2. Nuestra auditoría fue efectuada de acuerdo con Normas Internacionales de Auditoría. Estas normas requieren que una auditoría sea diseñada y realizada para obtener certeza razonable de si los estados financieros no contienen exposiciones erróneas o inexactas de carácter significativo. Una auditoría incluye el examen, a base de pruebas, de la evidencia que soporta las cantidades y revelaciones presentadas

CAPITAL SOCIAL	916.000,00
RESERVAS	217.111,30
RESULTADOS	654.812,51
TOTAL PATRIMONIO	1.787.923,81
TOTAL PASIVOS Y PATRIMONIO	1.998.002,97
CUENTAS DE ORDEN	198.295.023,50

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		1.853.480,51
Intereses y descuentos ganados	126.974,24	
Comisiones ganadas	1.726.506,27	
MARGEN BRUTO FINANCIERO		1.853.480,51
OTROS INGRESOS Y GASTOS OPERACIONALES:		
EGRESOS OPERACIONALES		-1.621.466,68
Gastos de operación	-1.621.466,68	
MARGEN OPERACIONAL ANTES DE PROVISIONES, DEPRECIACIONES Y AMORTIZACIONES		232.013,83
PROVISIONES, DEPRECIACIONES Y AMORTIZACIONES		-88.977,93
Provisiones	-74.399,13	
Depreciaciones	-14.578,80	
MARGEN OPERACIONAL NETO		143.035,90
INGRESOS Y GASTOS NO OPERACIONALES		213.318,48
Otros ingresos	221.641,31	
Otros gastos y pérdidas	-8.322,83	
UTILIDAD ANTES DE IMPUESTO Y PARTICIPACION		356.354,38
Participación trabajadores		-54.698,58
Impuesto a la renta		-55.319,38
RESULTADOS DEL EJERCICIO		246.336,42

ECO. RICARDO RIVADENEIRA DAVALOS
GERENTE GENERAL

Informe de los Auditores Independientes

"Transcripción literal, requerida por disposiciones legales vigentes, del informe de los auditores independientes sobre los estados financieros completos de la Compañía. Se aclara que la lectura de las notas a los estados financieros, las cuales no se adjuntan a los presentes estados financieros condensados, es necesaria para interpretar adecuadamente estos estados."

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers del Ecuador Cía. Ltda.
Carchi 702 y 9 de Octubre
2do. Piso
Casilla 09-01-05820
Teléfono: (593)4 2288-199
Celular: (593) 09-9775507
Fax: (593) 4 2286889
Guayaquil - Ecuador

INFORME DE LOS AUDITORES INDEPENDIENTES

A los miembros del Directorio y accionista de
Administradora de Fondos de Inversión y Fideicomisos BG S.A.

Guayaquil, 20 de enero del 2006

1. Hemos auditado los balances generales adjuntos de Administradora de Fondos de Inversión y Fideicomisos BG S.A. al 31 de diciembre del 2005 y 2004 y los correspondientes estados de resultados, de cambios en el patrimonio y de flujos de efectivo por los años terminados en esas fechas. Estos estados financieros son responsabilidad de la Administración de la Compañía. Nuestra responsabilidad es expresar una opinión sobre estos estados financieros basados en nuestras auditorías.

2. Nuestras auditorías fueron efectuadas de acuerdo con las Normas Ecuatorianas de

Grupo Financiero Banco de Guayaquil

Al 30 de Abril del 2005

GUAYAQUIL BANK & TRUST — BANCO DE GUAYAQUIL

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	42.530.651,78
INVERSIONES	5.259.643,63
CARTERA DE CREDITOS	54.503.192,13
CUENTAS POR COBRAR	553.705,23
BIENES REALIZABLES, ADJ. POR PAGO, DE ARRENDAMIENTO MERCANTIL Y NO UTILIZADOS POR LA INSTITUCION	91.849,43
PROPIEDADES Y EQUIPO	64.131,63
OTROS ACTIVOS	543.733,28
TOTAL ACTIVOS	103.623.109,40
PASIVO	
OBLIGACIONES CON EL PUBLICO	73.014.144,83
CUENTAS POR PAGAR	107.535,33
OBLIGACIONES FINANCIERAS	20.000.000,00
OTROS PASIVOS	77,02
TOTAL PASIVOS	100.221.758,21
PATRIMONIO	
CAPITAL SOCIAL	3.000.000,00
RESERVAS	85.765,37
RESULTADOS	320.595,82
TOTAL PATRIMONIO	3.353.551,19
TOTAL PASIVOS Y PATRIMONIO	103.623.109,40
CUENTAS CONTINGENTES	28.600,37
CUENTAS DE ORDEN	4.182.455,63

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		1.113.018,10
INTERESES Y DESCUENTOS GANADOS	1.019.433,31	
COMISIONES GANADAS	73.393,63	
INGRESOS POR SERVICIOS	20.123,26	
EGRESOS FINANCIEROS		-711.148,84
INTERESES CAUSADOS	-703.771,83	
COMISIONES CAUSADAS	-7.378,55	
MARGEN BRUTO FINANCIERO		401.050,20
OTROS INGRESOS Y GASTOS OPERACIONALES:		
EGRESOS OPERACIONALES		-334.537,17
GASTOS DE OPERACION	-334.537,17	
MARGEN OPERACIONAL ANTES DE PROVISIONES		66.972,03
PROVISION, DEPRECIACION, AMORTIZACION		-91.428,93
DEPRECIACIONES	-12.620,83	
AMORTIZACIONES	-78.810,33	
MARGEN OPERACIONAL NETO		5.543,10
INGRESOS Y GASTOS NO OPERACIONALES		6.204,10
OTROS INGRESOS	6.204,10	
RESULTADOS DEL EJERCICIO		11.743,26

PEDRO GALVIS ACOSTA
GERENTE GENERAL

ADMINISTRADORA DE FONDOS Y FIDEICOMISOS BG — BANCO DE GUAYAQUIL

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	33.822,53
INVERSIONES	1.020.662,53
CUENTAS POR COBRAR	64.163,13
PROPIEDADES Y EQUIPO	62.722,03
OTROS ACTIVOS	53.625,53
TOTAL ACTIVOS	2.023.034,32
PASIVO	
CUENTAS POR PAGAR	75.502,03
TOTAL PASIVOS	75.502,03
PATRIMONIO	
CAPITAL SOCIAL	743.000,00
RESERVAS	277.111,50
RESULTADOS	635.713,83
TOTAL PATRIMONIO	1.652.037,23
TOTAL PASIVOS Y PATRIMONIO	2.023.034,32
CUENTAS DE ORDEN	183.872.603,35

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		604.255,81
INTERESES Y DESCUENTOS GANADOS	43.035,53	
COMISIONES GANADAS	554.820,83	
MARGEN BRUTO FINANCIERO		604.255,81
OTROS INGRESOS Y GASTOS OPERACIONALES:		
EGRESOS OPERACIONALES		-223.634,33
GASTOS DE OPERACION	-223.634,33	
MARGEN OPERACIONAL ANTES DE PROVISIONES		380.731,42
PROVISION, DEPRECIACION, AMORTIZACION		-47.040,00
PROVISIONES	-42.531,00	
DEPRECIACIONES	-4.559,00	
MARGEN OPERACIONAL NETO		332.850,73
INGRESOS Y GASTOS NO OPERACIONALES		78.742,33
OTROS INGRESOS	79.013,00	
OTROS GASTOS Y PERDIDAS	-235,87	
RESULTADOS DEL EJERCICIO		411.633,03

ECO. RICARDO RIVADENEIRA DAVALOS
GERENTE GENERAL

MULTIVALORES BG — BANCO DE GUAYAQUIL

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	147.597,20
INVERSIONES	502.203,75
CUENTAS POR COBRAR	15.492,53
OTROS ACTIVOS	115.142,47
TOTAL ACTIVOS	781.742,41
PASIVO	
CUENTAS POR PAGAR	115.041,53
TOTAL PASIVOS	115.041,53
PATRIMONIO	
CAPITAL SOCIAL	422.042,03
RESERVAS	159.411,43
RESULTADOS	142.247,54
TOTAL PATRIMONIO	663.700,84
TOTAL PASIVOS Y PATRIMONIO	781.742,47
CUENTAS DE ORDEN	392.053,67

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		101.042,69
INTERESES Y DESCUENTOS GANADOS	7.875,65	
COMISIONES GANADAS	92.334,62	
INGRESOS POR SERVICIOS	1.732,71	
MARGEN BRUTO FINANCIERO		101.942,69
OTROS INGRESOS Y GASTOS OPERACIONALES:		
INGRESOS OPERACIONALES		10.215,69
UTILIDADES FINANCIERAS	10.215,69	
EGRESOS OPERACIONALES		-42.145,69
PERDIDAS FINANCIERAS	-8.327,19	
GASTOS DE OPERACION	-33.777,00	
MARGEN OPERACIONAL ANTES DE PROVISIONES		70.013,29
PROVISION, DEPRECIACION, AMORTIZACION		-11.757,78
DEPRECIACIONES	-800,00	
AMORTIZACIONES	-10.957,78	
MARGEN OPERACIONAL NETO		[illegible]
INGRESOS Y GASTOS NO OPERACIONALES		-7.020,11
IMPUESTO Y PARTICIPACION A EMPLEADOS	-7.020,11	
RESULTADOS DEL EJERCICIO	$	1.165,40

ING. CARLOS JULIO AROSEMENA DURAN
GERENTE GENERAL

RIO GUAYAS — COMPAÑIA DE SEGUROS Y REASEGUROS S.A.

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	[illegible]
INVERSIONES	[illegible]
CUENTAS POR COBRAR	[illegible]
PROPIEDADES Y EQUIPO	[illegible]
OTROS ACTIVOS	[illegible]
TOTAL ACTIVOS	[illegible]
PASIVO	
CUENTAS POR PAGAR	[illegible]
OTROS PASIVOS	[illegible]
TOTAL PASIVOS	[illegible]
PATRIMONIO	
CAPITAL SOCIAL	[illegible]
RESERVAS	[illegible]
RESULTADOS	[illegible]
TOTAL PATRIMONIO	[illegible]
TOTAL PASIVOS Y PATRIMONIO	[illegible]
CUENTAS DE ORDEN	20.423.031,03

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		896.180,20
INTERESES Y DESCUENTOS GANADOS	77.255,23	
COMISIONES GANADAS	818.932,17	
EGRESOS FINANCIEROS		-455.157,20
INTERESES CAUSADOS	-4.679,53	
COMISIONES CAUSADAS	-450.477,63	
MARGEN BRUTO FINANCIERO		441.032,60
OTROS INGRESOS Y GASTOS OPERACIONALES:		
EGRESOS OPERACIONALES		-440.840,97
GASTOS DE OPERACION	-440.840,97	
MARGEN OPERACIONAL ANTES DE PROVISIONES		191,63
PROVISION, DEPRECIACION, AMORTIZACION		-13.297,65
DEPRECIACIONES	-13.137,65	
MARGEN OPERACIONAL NETO		-13.105,63
INGRESOS Y GASTOS NO OPERACIONALES		558.438,71
OTROS INGRESOS	15.742,93	
RESULTADOS NO OPERATIVOS ACREEDORES	15.357.263,35	
OTROS GASTOS Y PERDIDAS	-14.814.579,57	
RESULTADOS DEL EJERCICIO		545.333,08

MARTIN VILCHES NAVARRO
GERENTE GENERAL

GUAYAQUIL BANK & TRUST
BANCO DE GUAYAQUIL

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	42.983.651,78
INVERSIONES	5.229.549,86
CARTERA DE CREDITOS	54.220.132,13
CUENTAS POR COBRAR	359.285,23
BIENES REALIZABLES, ADJ. POR PAGO, DE ARRENDAMIENTO MERCANTIL Y NO UTILIZADOS POR LA INSTITUCION	81.549,49
PROPIEDADES Y EQUIPO	64.191,63
OTROS ACTIVOS	549.739,28
TOTAL ACTIVOS	103.628.109,43
PASIVO	
OBLIGACIONES CON EL PUBLICO	80.014.144,83
CUENTAS POR PAGAR	207.536,38
OBLIGACIONES FINANCIERAS	20.000.000,00
OTROS PASIVOS	77,02
TOTAL PASIVOS	100.221.758,21
PATRIMONIO	
CAPITAL SOCIAL	3.000.000,00
RESERVAS	85.785,37
RESULTADOS	300.565,82
TOTAL PATRIMONIO	3.386.351,19
TOTAL PASIVOS Y PATRIMONIO	103.608.109,40
CUENTAS CONTINGENTES	26.900,37
CUENTAS DE ORDEN	4.150.455,63

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		1.113.018,10
INTERESES Y DESCUENTOS GANADOS	1.019.435,31	
COMISIONES GANADAS	73.395,53	
INGRESOS POR SERVICIOS	20.188,26	
EGRESOS FINANCIEROS		-711.148,24
INTERESES CAUSADOS	-703.771,63	
COMISIONES CAUSADAS	-7.376,95	
MARGEN BRUTO FINANCIERO		401.869,86
OTROS INGRESOS Y GASTOS OPERACIONALES:		
EGRESOS OPERACIONALES		-304.897,77
GASTOS DE OPERACION	-304.897,77	
MARGEN OPERACIONAL ANTES DE PROVISIONES		96.972,09
PROVISION, DEPRECIACION, AMORTIZACION		-91.426,93
DEPRECIACIONES	-12.608,60	
AMORTIZACIONES	-78.818,33	
MARGEN OPERACIONAL NETO		5.545,16
INGRESOS Y GASTOS NO OPERACIONALES		6.204,10
OTROS INGRESOS	6.204,10	
RESULTADOS DEL EJERCICIO		11.749,26

PEDRO GALVIS ACOSTA

BANCO DE GUAYAQUIL
M U L T I B A N C O

Al 30 de Abril del 2005

Balance Consolidado y Condensado

DESCRIPCION	US$
ACTIVO	
FONDOS DISPONIBLES	**284.668.193,22**
Caja	28.602.317,40
Depósitos para encaje	34.663.223,84
Bancos y otras instituciones financieras	200.502.843,96
Efectos de cobro inmediato	19.758.855,76
Remesas en tránsito	1.031.152,20
INVERSIONES	**208.287.207,83**
Para negociar de entidades del sector privado	35.357.695,25
Para negociar del estado o de entidades del sector público	111.853.508,45
Disponibles para la venta de entidades del sector privado	12.946.104,73
Disponibles para la venta del estado o de entidades del sector público	342.560,20
Mantenidas hasta el vencimiento de entidades del sector privado	30.552.492,74
Mantenidas hasta el vencimiento del estado o de entidades del sector público	110.033.781,99
De disponibilidad restringida	7.718.429,58
(Provisión para inversiones)	-10.517.253,08
CARTERA DE CREDITOS	**480.922.836,88**
Cartera de créditos comercial por vencer	207.615.068,31
De 1 a 180 días	100.090.573,17
De 181 a 360 días	18.411.381,43
De más de 360 días	89.113.111,71
Cartera de créditos de consumo por vencer	220.464.764,57
De 1 a 180 días	160.607.764,42
De 181 a 360 días	13.910.910,62
De más de 360 días	45.946.089,53
Cartera de créditos de viviendas por vencer	32.759.594,34
De 1 a 180 días	2.311.532,90
De 181 a 360 días	1.069.716,92
De más de 360 días	29.378.344,62
Cartera de créditos para la microempresa por vencer	1.029.628,13
De 1 a 180 días	994.598,76
De 181 a 360 días	21.136,76
De más de 360 días	13.892,61
Cartera de créditos comercial reestructurada por vencer	680.916,76
Cartera de créditos de consumo reestructurada por vencer	1.311,82
Cartera de créditos de vivienda reestructurada por vencer	28.720,68
Cartera de créditos comercial que no devenga intereses	3.187.603,22
Cartera de créditos de consumo que no devenga intereses	1.770.399,77
Cartera de créditos de vivienda que no devenga intereses	1.873.982,88
Cartera de créditos para la microempresa que no devenga intereses	992,72
Cartera de créditos comercial reestructurada que no devenga intereses	31.750,19
Cartera de créditos de consumo reestructurada que no devenga intereses	6.212,23
Cartera de créditos comercial vencida	7.507.969,67
Cartera de créditos de consumo vencida	9.890.733,98
Cartera de créditos de vivienda vencida	345.677,48
Cartera de créditos para la microempresa vencida	527,86
Cartera de créditos comercial reestructurada vencida	65.213,30
Cartera de créditos de consumo reestructurada vencida	10.167,90
Cartera de créditos de vivienda reestructurada vencida	8,00
(Provisiones para créditos incobrables)	-27.237.074,44
DEUDORES POR ACEPTACIONES	**12.296.710,70**
CUENTAS POR COBRAR	**44.004.729,40**
B.REAL.ADJ.PAGO.ARREN.MERC.Y NO UTILIZADOS ENTIDAD	**16.609.672,42**
PROPIEDADES Y EQUIPO	**70.079.683,86**
OTROS ACTIVOS	**39.959.029,27**
Inversiones en acciones y participaciones	10.687.081,92
Otras cuentas de «otros activos»	33.729.896,59
(Provisión para otros activos irrecuperables)	-4.457.949,24
TOTAL DEL ACTIVO	**1.224.916.763,54**
GASTOS	**43.647.491,76**
TOTAL GENERAL DEL ACTIVO Y GASTOS	**1.268.563.255,29**

DESCRIPCION	US$
PASIVO	
OBLIGACIONES CON EL PUBLICO	**835.606.064,73**
Depósitos a la vista	549.556.178,52
Depósitos a plazo	285.049.888,21
De 1 a 30 días	80.407.057,48
De 31 a 90 días	140.694.100,14
De 91 a 180 días	51.757.704,97
De 181 a 360 días	12.762.612,51
De mas de 361 días	428.411,11
OBLIGACIONES INMEDIATAS	**7.667.481,86**
ACEPTACIONES EN CIRCULACION	**12.296.710,70**
CUENTAS POR PAGAR	**19.043.761,92**
OBLIGACIONES FINANCIERAS	**244.821.045,69**
VALORES EN CIRCULACION	**4.022,00**
OBLIG.CONV.ACCIONES Y AP.FUTURAS CAP.	**15.000.000,00**
OTROS PASIVOS	**3.479.658,39**
TOTAL DEL PASIVO	**1.137.918.036,48**
PATRIMONIO	
CAPITAL SOCIAL	**59.288.831,90**
Capital pagado	59.288.831,90
RESERVAS	**6.135.802,03**
Legales	4.908.994,70
Revalorización del patrimonio	1.226.807,33
SUPERAVIT POR VALUACIONES	**15.989.116,98**
TOTAL DEL PATRIMONIO	**81.411.750,91**
INGRESOS	**49.232.868,92**
TOTAL GENERAL DEL PASIVO,PATRIMONIO E INGRESOS	**1.268.563.255,29**
ACREEDORAS	**330.762.628,94**
Avales	387.105,09
Fianzas y garantías	46.082.563,89
Cartas de crédito	32.925.846,05
Créditos aprobados no desembolsados	251.268.450,50
Compromisos futuros	90.763,39
TOTAL CUENTAS CONTINGENTES	**330.762.628,94**
TOTAL CUENTAS DE ORDEN	**2.034.478.994,24**
ANEXOS CUENTAS DE ORDEN	
DEUDORAS	**167.618.934,92**
Activos castigados	33.244.404,27
Operaciones activas con empresas vinculadas	26.271,71
Otras cuentas de orden deudoras	134.348.258,94
ACREEDORAS	**1.866.857.059,32**
Operaciones pasivas con empresas vinculadas	378.614,84
Otras cuentas de orden acreedoras	1.866.478.444,48

Estado de Pérdidas y Ganancias Consolidado y Condensado

DESCRIPCION	PARCIAL	TOTAL
INGRESOS FINANCIEROS		34.844.936,48
Intereses y descuentos ganados	21.952.755,12	
Comisiones ganadas	7.069.182,84	
Ingresos por Servicios	5.822.993,72	
EGRESOS FINANCIEROS		-9.243.729,43
Intereses causados	-8.469.910,34	
Comisiones causadas	-773.819,09	
MARGEN BRUTO FINANCIERO		25.601.207,05
OTROS INGRESOS Y GASTOS OPERACIONALES:		
INGRESOS OPERACIONALES		9.779.282,01
Utilidades Financieras	1.646.101,77	
Otros ingresos operacionales	8.133.180,24	
EGRESOS OPERACIONALES		-17.696.720,69
Pérdidas Financieras	-175.475,72	
Gastos de operación	-17.312.716,67	
Otras pérdidas operacionales	-208.528,30	
MARGEN OPERACIONAL ANTES PROVISIONES		17.683.768,37
PROVISIONES,DEPRECIACIONES Y AMORTIZACIONES		-16.576.411,71
Provisiones	-12.293.347,35	
Depreciaciones	-1.540.832,52	
Amortizaciones	-1.741.231,84	
MARGEN OPERACIONAL NETO		2.106.356,66
INGRESOS Y GASTOS NO OPERACIONALES		3.477.020,51
Otros Ingresos	4.608.650,43	
Otros gastos y pérdidas	-300.646,94	
Impuestos y Participación Empleados	-830.982,98	
RESULTADOS DEL EJERCICIO		5.585.377,17

Relación entre el Patrimonio Técnico y los Activos y Contingentes Ponderados por Riesgo

DESCRIPCION	VALOR
PATRIMONIO TECNICO PRIMARIO	
Capital social	59.286.831,90
Reservas legales	4.908.994,70
(A) TOTAL PATRIMONIO TECNICO PRIMARIO	64.195.826,60
PATRIMONIO TECNICO SECUNDARIO	
Obligaciones convertibles en acciones	15.000.000,00
Reservas por revalorización del patrimonio	1.226.807,33
45% superávit por valuaciones	7.185.102,64
Ingresos menos Gastos	5.585.377,17
(B) TOTAL PATRIMONIO TECNICO SECUNDARIO	29.007.287,14
(C=A+B) PATRIMONIO TECNICO TOTAL	93.203.113,74
MENOS:	
El capital asignado a una Sucursal o Agencia en el exterior.	1.259.298,74
El valor de su participación en el capital pagado más las reservas, exceptuando las provenientes de valuaciones del activo, en una institución subsidiaria o afiliada	5.304.414,85
(D) DEDUCCIONES AL PATRIMONIO TECNICO TOTAL	6.563.713,59
(E = C - D) PATRIMONIO TECNICO CONSTITUIDO	86.639.400,15
ACTIVOS Y CONTINGENTES PONDERADOS POR RIESGO	
Activos ponderados con 0.10	806.192,95
Activos ponderados con 0.20	44.377.207,69
Activos ponderados con 0.40	8.013.437,74
Activos ponderados con 0.50	18.379.787,17
Activos ponderados con 1.00	696.650.403,48
(F) TOTAL ACTIVOS Y CONTINGENTES POND. POR RIESGO	766.227.104,06
POSICION, REQUERIMIENTO Y RELACION DE PATRIMONIO TECNICO	
(G = F x 9%) PATRIMONIO TECNICO REQUERIDO	68.960.439,37
(H = E - G) EXCEDENTE O DEF. DE PATRI.TEC.REQUERIDO	17.678.960,79
ACTIVOS TOTALES Y CONTINGENTES X 4%	62.228.781,70
RELACION PATRIMONIO TECNICO CONSTITUIDO	11,31%

Indicadores Financieros

	BG	SISTEMA
1 LIQUIDEZ		
1.1 FONDOS DISPONIBLES / TOTAL DEPÓSITOS A CORTO PLAZO	38,93%	24,80%
1.2 COBERTURA 25 MAYORES DEPOSITANTES	184,72%	132,60%
1.3 COBERTURA 100 MAYORES DEPOSITANTES	107,30%	83,84%
2 CALIDAD DE ACTIVOS		
2.1 MOROSIDAD BRUTA TOTAL	5,07%	6,95%
2.2 MOROSIDAD CARTERA COMERCIAL	4,92%	7,76%
2.3 MOROSIDAD CARTERA CONSUMO	5,03%	6,70%
2.4 MOROSIDAD CARTERA DE VIVIENDA	[illegible]	[illegible]
2.5 MOROSIDAD CARTERA DE MICROEMPRESA	0,15%	7,75%
2.6 PROVISIONES / (CARTERA DE CREDITO IMPRODUCTIVA)	110,35%	109,67%
3 RENTABILIDAD		
3.1 RENDIMIENTO OPERATIVO / ACTIVOS ROA	1,45%	2,13%
3.2 RENDIMIENTO OPERATIVO / PATRIMONIO ROE	20,58%	22,27%
4 MANEJO ADMINISTRATIVO		
4.1 ACTIVOS PRODUCTIVOS / PASIVOS CON COSTO	108,60%	141,12%
4.2 GRADO DE ABSORCIÓN = GASTOS OPERACIONALES / MARGEN FINANCIERO	139,26%	100,67%
4.3 GASTOS DE PERSONAL / ACTIVO TOTAL PROMEDIO	1,53%	2,39%
4.4 GASTOS OPERATIVOS / ACTIVO TOTAL PROMEDIO	5,33%	7,03%
5 CAPITAL		
5.1 COBERTURA PATRIMONIAL DE ACTIVOS	59,43%	121,71%
5.2 SOLVENCIA	11,31%	12,02%
5.3 PATRIMONIO SECUNDARIO VS. PATRIMONIO PRIMARIO	45,19%	34,03%

Calificación de Activos de Riesgo

(Información al 31 de Marzo del 2005)

Cartera de Crédito, Contingentes y Otros Activos

RESUMEN GENERAL	TOTAL	% RIESGO	PROVISION REQUERIDA	PROVISION CONSTITUIDA	PROVISIONES EXCES. O DEF
A RIESGO NORMAL	519.933.728,51	89,07%	5.247.909,18	5.247.909,18	0,00
B RIESGO POTENCIAL	26.234.039,63	4,49%	1.473.928,15	1.473.928,15	0,00
C DEFICIENTE	20.651.733,96	3,54%	7.806.081,59	7.806.081,59	0,00
D DUDOSO RECAUDO	11.279.456,81	1,93%	6.593.791,78	6.593.791,78	0,00
E PERDIDA	5.622.838,94	0,96%	5.622.838,94	5.622.838,94	0,00
TOTAL	583.721.787,85	100,00%	26.744.549,64	26.744.549,64	0,00

Inversiones

RESUMEN GENERAL	VALOR NOMINAL	VALOR MERCADO	PROVISION REQUERIDA	PROVISION CONSTITUIDA	PROVISIONES EXCES. O DEF
PARA NEG. ENT. SECTOR PRIVADO	12.421.932,81	12.539.624,17	-	-	-
PARA NEG. ESTADO O ENT. SECTOR PUBLICO	135.527.418,82	131.465.784,73	-	-	-
DISP. PARA LA VENTA DEL SECTOR PRIVADO	13.065.937,13	13.065.937,13	-	-	-
DISP. VENTA ESTADO O ENT. SECTOR PUBLICO	342.550,23	342.550,23	-	-	-
MANTENIDAS VENCIMIENTO SECTOR PRIVADO	30.509.642,44	30.509.642,44	-	-	-
MANT. VENCIMIENTO EST. O ENT. SECTOR PUBLICO	179.232.536,13	109.172.538,13	-	-	-
DE DISPONIBILIDAD RESTRINGIDA	7.722.918,37	7.722.918,37	-	-	-
DERECHOS FIDUCIARIOS INVERSIONES	10.120.550,87	10.125.550,87	-	-	-
PROVISIONES ESP. INVERSIONES AL VENCIMIENTO	-	-	-	50.209,47	50.209,47
PROVISIONES GENERICAS PARA INVERSIONES	-	-	-	8.443.504,76	8.843.504,76
TOTAL	318.762.878,37	316.018.234,01	0,00	8.893.718,23	8.893.713,23

NOTAS TECNICAS:

1.- El saldo de resultados del ejercicio corresponde a la diferencia de los elementos 5 y 4, sin que implique la liquidación de las referidas cuentas

2.- La cartera comercial vencida se registra en la respectiva cuenta a los 30 días que el documento se venció y los intereses y comisiones ganados y no cobrados se reversan de las cuentas de resultados a los 30 días y se registran para efectos de control en una cuenta de orden. Para el caso de cuotas o dividendos de la cartera comercial y de vivienda vencidas, con garantía hipotecaria, se transfieren a la cuenta correspondiente de vencido a los 60 días posteriores a la fecha de vencimiento de la operación, sin perjuicio del cobro de los intereses de mora correspondientes. La cartera de consumo se registrarán los saldos en cartera vencida a los quince días de ser exigibles; y, las operaciones de microcréditos, a los cinco días.

Los intereses y comisiones se reversan por no haber sido cancelados dentro de los 30 días posteriores a su exigibilidad de pago, se registrarán, para efectos de control, en la subcuenta de orden 710205 "Intereses en suspenso - Vencidos". Igual procedimiento se efectuará para el reverso a los 60 días, de las cuotas o dividendos de los créditos de amortización gradual de la cartera comercial y de vivienda; a los quince (15) días la cartera de consumo; y, a los cinco (5) días en las operaciones de microcrédito.

Guillermo Lasso Mendoza
Presidente Ejecutivo

Ing. Rocío Bohórquez Romero
Vicepresidente
Auditor Interno

Ing. Carlos Cevallos Zambrano
Gerente - Contador General
Registro #037239

BANCO DE GUAYAQUIL
MULTIBANCO

COLARI S.A.

AGENCIA ASESORA PRODUCTORA DE SEGUROS

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	29.033,81
INVERSIONES	41.530,82
CUENTAS POR COBRAR	23.037,73
PROPIEDADES Y EQUIPO	2.273,21
OTROS ACTIVOS	4.032,13
TOTAL ACTIVOS	102.945,00
PASIVO	
CUENTAS POR PAGAR	18.474,45
TOTAL PASIVOS	18.474,45
PATRIMONIO	
CAPITAL SOCIAL	33.000,00
RESERVAS	9.337,83
RESULTADOS	65.133,74
TOTAL PATRIMONIO	84.471,54
TOTAL PASIVOS Y PATRIMONIO	102.945,00

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		88.307,45
INTERESES Y DESCUENTOS GANADOS	514,93	
COMISIONES GANADAS	87.792,55	
EGRESOS FINANCIEROS		-3.202,90
COMISIONES CAUSADAS	-3.202,93	
MARGEN BRUTO FINANCIERO		85.104,49
OTROS INGRESOS Y GASTOS OPERACIONALES:		
EGRESOS OPERACIONALES		-57.975,13
GASTOS DE OPERACION	-57.975,13	
MARGEN OPERACIONAL ANTES DE PROVISIONES		27.129,36
PROVISION, DEPRECIACION, AMORTIZACION		-236,68
PROVISIONES	-236,58	
MARGEN OPERACIONAL NETO		26.892,78
INGRESOS Y GASTOS NO OPERACIONALES		523,43
OTROS INGRESOS	525,63	
OTROS GASTOS Y PERDIDAS	-2,20	
RESULTADOS DEL EJERCICIO		27.416,21

ECO. MARIA ECHEVERRIA LARA
GERENTE GENERAL

Estados Financieros Consolidados del Banco y Subsidiarias

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	248.094.089,21
INVERSIONES	308.714.659,91
CARTERA DE CREDITOS	464.532.832,50
DEUDORES POR ACEPTACIONES	12.296.710,70
CUENTAS POR COBRAR	47.625.316,50
BIENES REALIZABLES, ADJ. POR PAGO, DE ARREND MERCANTIL Y NO UTILIZADOS POR LA INSTITUCION	15.631.221,81
PROPIEDADES Y EQUIPO	70.342.670,90
OTROS ACTIVOS	32.970.103,16
TOTAL ACTIVOS	1.198.967.440,19
PASIVO	
OBLIGACIONES CON EL PUBLICO	851.790.871,61
OBLIGACIONES INMEDIATAS	7.667.481,06
ACEPTACIONES EN CIRCULACION	12.295.710,70
CUENTAS POR PAGAR	23.840.520,70
OBLIGACIONES FINANCIERAS	195.251.253,41
VALORES EN CIRCULACION	4.022,00
OBLIGACIONES CONVERTIBLES EN ACCIONES Y APORTES PARA FUTURA CAPITALIZACION	15.000.000,00
OTROS PASIVOS	5.658.405,26
TOTAL PASIVOS	1.111.707.674,63
PATRIMONIO	
CAPITAL SOCIAL	59.225.831,67
RESERVAS	6.135.802,03
SUPERAVIT POR VALUACIONES	15.589.115,93
RESULTADOS	6.848.014,73
TOTAL PATRIMONIO	87.259.765,63
TOTAL PASIVOS Y PATRIMONIO	1.198.967.440,19
CUENTAS CONTINGENTES	830.179.479,91
CUENTAS DE ORDEN	2.250.379.203,43

Estado de Pérdidas y Ganancias Consolidado y Condensado

DESCRIPCION	PARCIAL	TOTAL
INGRESOS FINANCIEROS		38.919.143,15
INTERESES Y DESCUENTOS GANADOS	22.369.257,17	
COMISIONES GANADAS	8.705.503,33	
INGRESOS POR SERVICIOS	6.844.917,63	
EGRESOS FINANCIEROS		-9.683.118,10
INTERESES CAUSADOS	-8.448.242,33	
COMISIONES CAUSADAS	-1.234.876,63	
MARGEN BRUTO FINANCIERO		27.238.023,00
OTROS INGRESOS Y GASTOS OPERACIONALES:		
INGRESOS OPERACIONALES		9.004.337,04
UTILIDADES FINANCIERAS	1.656.317,83	
OTROS INGRESOS OPERACIONALES	7.348.019,35	
EGRESOS OPERACIONALES		-18.768.213,05
PERDIDAS FINANCIERAS	-123.843,51	
GASTOS DE OPERACION	-18.373.842,13	
OTRAS PERDIDAS OPERACIONALES	-293.528,22	
MARGEN OPERACIONAL ANTES DE PROVISIONES		17.474.147,00
PROVISION, DEPRECIACION, AMORTIZACION		-15.739.971,23
PROVISIONES	-12.330.563,01	
DEPRECIACIONES	-1.672.333,31	
AMORTIZACIONES	-1.831.007,95	
MARGEN OPERACIONAL NETO		1.734.175,78
INGRESOS Y GASTOS NO OPERACIONALES		4.113.838,97
OTROS INGRESOS	4.710.163,49	
RESULTADOS NO OPERATIVOS ACREEDORES	15.357.263,26	
OTROS GASTOS Y PERDIDAS	-15.115.525,63	
IMPUESTO Y PARTICIPACION A EMPLEADOS	-833.073,63	
RESULTADOS DEL EJERCICIO		5.848.014,76

Relación entre el Patrimonio Técnico y los Activos y Contingentes Ponderados por Riesgo

DESCRIPCION	VALOR
PATRIMONIO TECNICO PRIMARIO	
Capital social	[illegible]
Reservas legales	[illegible]
(A) TOTAL PATRIMONIO TECNICO PRIMARIO	64.173.878,60
PATRIMONIO TECNICO SECUNDARIO	
Obligaciones convertibles en acciones	[illegible]
Reservas por revalorización del patrimonio	[illegible]
45% superávit por valuaciones	[illegible]
Ingresos menos Gastos	[illegible]
(B) TOTAL PATRIMONIO TECNICO SECUNDARIO	29.283.024,77
(C=A+B) PATRIMONIO TECNICO TOTAL	93.453.731,32
(D) DEDUCCIONES AL PATRIMONIO TECNICO TOTAL	0,00
(E = C - D) PATRIMONIO TECNICO CONSTITUIDO	93.453.731,32
ACTIVOS Y CONTINGENTES PONDERADOS POR RIESGO	
Activos ponderados con 0.10	530.533,62
Activos ponderados con 0.20	44.377.337,02
Activos ponderados con 0.40	8.613.437,74
Activos ponderados con 0.50	13.415.262,23
Activos ponderados con 1.00	713.203.835,33
(F) TOTAL ACTIVOS Y CONTINGENTES POND. POR RIESGO	780.378.337,03
POSICION, REQUERIMIENTO Y RELACION DE PATRIMONIO TECNICO	
(G = F x 9%) PATRIMONIO TECNICO REQUERIDO	70.233.725,79
(H = E - G) EXCEDENTE O DEF. DE PATRI. TEC. REQUERIDO	23.231.005,83
ACTIVOS TOTALES Y CONTINGENTES X 4%	81.165.874,72
RELACION PATRIMONIO TECNICO CONSTITUIDO	11,85%

Empresas Subsidiarias 100% de propiedad del Banco de Guayaquil S.A.

COLARI S.A.
AGENCIA ASESORA PRODUCTORA DE SEGUROS

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	29.099,82
INVERSIONES	41.500,52
CUENTAS POR COBRAR	28.007,73
PROPIEDADES Y EQUIPO	2.265,28
OTROS ACTIVOS	4.052,18
TOTAL ACTIVOS	102.946,00
PASIVO	
CUENTAS POR PAGAR	18.474,45
TOTAL PASIVOS	18.474,45
PATRIMONIO	
CAPITAL SOCIAL	20.000,00
RESERVAS	9.337,80
RESULTADOS	55.133,74
TOTAL PATRIMONIO	84.471,54
TOTAL PASIVOS Y PATRIMONIO	102.946,00

Estado de Pérdidas y Ganancias

	PARCIAL	TOTAL
INGRESOS FINANCIEROS		88.307,45
INTERESES Y DESCUENTOS GANADOS	514,90	
COMISIONES GANADAS	87.792,55	
EGRESOS FINANCIEROS		-3.202,96
COMISIONES CAUSADAS	-3.202,96	
MARGEN BRUTO FINANCIERO		85.104,49
OTROS INGRESOS Y GASTOS OPERACIONALES:		
EGRESOS OPERACIONALES		-57.975,13
GASTOS DE OPERACION	-57.975,13	
MARGEN OPERACIONAL ANTES DE PROVISIONES		27.129,36
PROVISION, DEPRECIACION, AMORTIZACION		-236,58
PROVISIONES	-236,58	
MARGEN OPERACIONAL NETO		26.892,78
INGRESOS Y GASTOS NO OPERACIONALES		523,43
OTROS INGRESOS	525,63	
OTROS GASTOS Y PERDIDAS	-2,20	
RESULTADOS DEL EJERCICIO		27.416,21

Estados Financieros Consolidados del Banco y Subsidiarias

Balance General

	TOTAL
ACTIVO	
FONDOS DISPONIBLES	248.694.069,21
INVERSIONES	308.714.569,91
CARTERA DE CREDITOS	484.532.832,50
DEUDORES POR ACEPTACIONES	12.296.710,70
CUENTAS POR COBRAR	47.525.316,60
BIENES REALIZABLES, ADJ. POR PAGO, DE ARREND MERCANTIL Y NO UTILIZADOS POR LA INSTITUCION	15.891.221,91
PROPIEDADES Y EQUIPO	70.342.570,90
OTROS ACTIVOS	32.970.103,16
TOTAL ACTIVOS	1.198.967.440,19
PASIVO	
OBLIGACIONES CON EL PUBLICO	851.790.871,61
OBLIGACIONES INMEDIATAS	7.667.481,88
ACEPTACIONES EN CIRCULACION	12.296.710,70
CUENTAS POR PAGAR	23.840.920,70
OBLIGACIONES FINANCIERAS	195.251.259,41
VALORES EN CIRCULACION	4.022,00
OBLIGACIONES CONVERTIBLES EN ACCIONES Y APORTES PARA FUTURA CAPITALIZACION	15.090.080,00
OTROS PASIVOS	5.858.409,25
TOTAL PASIVOS	1.111.707.674,53
PATRIMONIO	
CAPITAL SOCIAL	59.286.831,00
RESERVAS	6.135.802,03
SUPERAVIT POR VALUACIONES	15.989.116,53
RESULTADOS	5.848.014,70
TOTAL PATRIMONIO	87.259.765,65
TOTAL PASIVOS Y PATRIMONIO	1.198.967.440,19
CUENTAS CONTINGENTES	330.179.429,31
CUENTAS DE ORDEN	2.250.379.203,42

Estado de Pérdidas y Ganancias Consolidado y Condensado

DESCRIPCION	PARCIAL	TOTAL
INGRESOS FINANCIEROS		36.919.143,15
INTERESES Y DESCUENTOS GANADOS	22.363.257,17	
COMISIONES GANADAS	8.705.968,29	
INGRESOS POR SERVICIOS	5.844.917,69	
EGRESOS FINANCIEROS		-9.683.119,19
INTERESES CAUSADOS	-8.448.242,39	
COMISIONES CAUSADAS	-1.234.876,80	
MARGEN BRUTO FINANCIERO		27.236.023,96
OTROS INGRESOS Y GASTOS OPERACIONALES:		
INGRESOS OPERACIONALES		9.004.337,04
UTILIDADES FINANCIERAS	1.656.317,66	
OTROS INGRESOS OPERACIONALES	7.348.019,38	
EGRESOS OPERACIONALES		-18.766.213,94
PERDIDAS FINANCIERAS	-183.843,51	
GASTOS DE OPERACION	-18.373.842,13	
OTRAS PERDIDAS OPERACIONALES	-208.528,30	
MARGEN OPERACIONAL ANTES DE PROVISIONES		17.474.147,06
PROVISION, DEPRECIACION, AMORTIZACION		-15.739.971,28
PROVISIONES	-12.336.565,02	
DEPRECIACIONES	-1.572.398,31	
AMORTIZACIONES	-1.831.007,95	
MARGEN OPERACIONAL NETO		1.734.175,78
INGRESOS Y GASTOS NO OPERACIONALES		4.113.838,97
OTROS INGRESOS	4.710.168,49	
RESULTADOS NO OPERATIVOS ACREEDORES	15.357.269,25	
OTROS GASTOS Y PERDIDAS	-15.116.528,68	
IMPUESTO Y PARTICIPACION A EMPLEADOS	-839.073,03	
RESULTADOS DEL EJERCICIO		5.848.014,75

Relación entre el Patrimonio Técnico y los Activos y Contingentes Ponderados por Riesgo

DESCRIPCION	VALOR
PATRIMONIO TECNICO PRIMARIO	
Capital social	[illegible]
Reservas legales	[illegible]
(A) TOTAL PATRIMONIO TECNICO PRIMARIO	64.196.076,60
PATRIMONIO TECNICO SECUNDARIO	
Obligaciones convertibles en acciones	[illegible]
Reservas por revalorización del patrimonio	[illegible]
45% superávit por valuaciones	[illegible]
Ingresos menos Gastos	[illegible]
(B) TOTAL PATRIMONIO TECNICO SECUNDARIO	29.269.674,72
(C=A+B) PATRIMONIO TECNICO TOTAL	93.465.751,32
(D) DEDUCCIONES AL PATRIMONIO TECNICO TOTAL	0,00
(E = C - D) PATRIMONIO TECNICO CONSTITUIDO	93.465.751,32
ACTIVOS Y CONTINGENTES PONDERADOS POR RIESGO	
Activos ponderados con 0.10	850.153,62
Activos ponderados con 0.20	44.377.207,09
Activos ponderados con 0.40	8.013.437,74
Activos ponderados con 0,50	16.415.262,28
Activos ponderados con 1,00	710.703.823,33
(F) TOTAL ACTIVOS Y CONTINGENTES POND. POR RIESGO	780.378.397,69
POSICION, REQUERIMIENTO Y RELACION DE PATRIMONIO TECNICO	
(G = F x 9%) PATRIMONIO TECNICO REQUERIDO	70.233.785,79
(H = E - G) EXCEDENTE O DEF. DE PATRI. TEC.REQUERIDO	23.231.965,53
ACTIVOS TOTALES Y CONTINGENTES X 4%	61.165.874,78
RELACION PATRIMONIO TECNICO CONSTITUIDO	11,98%

RECEIVED
2006 JUL 20 A 10:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ITEM (1) (a): 2005 ANNUAL REPORT
English translation

BANCO DE GUAYAQUIL
STOCKHOLDERS' ANUAL MEETING

FEBRUARY 23rd, 2006

AGENDA

- To know and resolve about the reports presented by the Bank's Board of Directors and Executive President concerning the fiscal year 2005
- To know and resolve about the reports presented by the External Auditing Firm PricewaterhouseCooper and by the Internal Auditing Committee concerning the fiscal year 2005
- To know and resolve about the Financial Statements for the fiscal year 2005
- To know and resolve about the distribution of profits gained during the fiscal year 2005

AGENDA

5. To know and resolve about the election Internal Auditing Firm for fiscal year 2006 and decide the remuneration:

6. To know and resolve about the election External Auditing Firm for fiscal year 2006 and decide the remuneration:

7. To know and resolve about the emission of debt convertible to stock for the amount of EIGHT MILLIONS DOLLARS OF THE UNITED STATES OF NORTH AMERICA (US $8'000.000,00)

8. To know and resolve about the appointment of Banco de Guayaquil S.A. Board of Directors' members for the period 2006-2008 and decide the remuneration:

TABLE OF CONTENTS

INTERNATIONAL ENVIRONMENT YEAR 2005

INTERNATIONAL ENVIRONMENT

➢Economic growth:

- World expansion of 3,2% during 2005, supported on the growth of the United States by 3,5% and China by 9,8%.
- As of 2005 China becomes the fourth world economy in size followed by India with a steady growth between 7% and 8%.
- The European Union grew 1,1% during 2005 and it is predicted that the growth during 2006 will reach 1,4% at the most.
- The Latin American growth during 2005 was 4,5% and it is predicted a growth of 3,8% during 2006.

INTERNATIONAL ECONOMY

➢Exchange and Interest Rates during 2005:

- The euro depreciated 12,6% with respect to the American dollar during 2005, closing the year with a 1,184 dollars for euro relation.
- The United States of North America PRIME interest rate moved from 5,25% to 7,25% presenting and increase of 38%.
- The 3 months LIBOR interest rate moved from 2,56% tp 4,53% presenting and increase of 77%.
- The 3 years American Treasury Bonds performance moved from 3,22% to 4,36%.
- The 10 years American Treasury Bonds performance moved from 4,22% to 4,39%.

ECUATORIAN ECONOMY
YEAR 2005

ECONOMIC GROWTH

- The economic growth of Ecuador was 3,5%, according to the Central Bank's provisional estimate. During the first 9 months, the economy grew 2,9%, contrasting to the 7,9% growth from during the same period in 2004. The activities different from the ones involving oil grew 3,8%, contrasting the 2,9% growth from the first 9 months during 2004.

- The financial intermediation growth was 10,1%, maintaining the same growth rate from last year, because of for the second consecutive year the banking sector has substantially increased the amount of credits to its clients.

- The industry has noticeably improved, with a growth of 5,4% contrasting the 2,4% growth of last year. This indicates that the manufacturing industry has taken advantage of the consumption credit prosperity during the last two years. The growth rate of the industry has been strengthen by the product processing growth in the fishing and shrimp sectors.

INFLATION RATE

- The effort to reduce inflation during 2003 and 2004 reach the objective in the end of the first trimester of 2005, when the consumer prices grew approximately 0,2% monthly rate. But at the beginning of April, the inflation started to increase and close at 0,5% monthly rate, elevation the annual rate to 4,4% at the end of the year.


1,0%
0,8%
0,6%
0,4%
0,2%
0,0%
0,5%
05
F
M
A
M
J
J
A
S
O
N
D

FUENTE: Inec.

PUBLIC SECTOR SITUATION

- The high price of oil contributed to the weakening of the Government will to maintain fiscal austerity. The Government and the Congress agreed to include to the Budget the income gained by the oil exportation accumulated by the FEIREP, for 2006 this meant a significant increase to the Government General Budget.
- During 2005, despite the fact that the Central Government include entities that were not part of the Budget, the Government's income increased $900 millions. The primary surplus before debt interest payments, decreased in $170 millions and fell from 4,9% to 4,0% of the GDP. The increase in expenses in more than $1.000 millions has caused the inflation rate to pick up.

INTERNATIONAL MONETARY RESERVE

- The International Monetary Reserve closed 2005 at $ 2.149,9 millions, an increase of $ 710 million during the year, growth rate of 49,4%.


2.300
2.000
1.700
1.400
1.100
800
$ 2.146,9 millones
D
05
F
M
A
M
J
J
A
S
O
N
D

FUENTE: BCE.

FUTURE PERSPECTIVES

- The year 2006 in many aspects will be a continuation of 2005. The strength of oil price constitutes a warranty that the year in progress, will be very difficult that the Government, from a global point of view, will have problems of insufficient resources.
- The recent opening of financial market to Ecuador, allows foresee that any short term cash problems as a consequence of expiring public debt will be manageable.
- The official forecasts are that the GDP will grow during 2006 at a similar rhythm of 2005, this is 3,5%, even though the growth rate will be probably closer to 3%.

BANKING SECTOR SITUATION AS OF DECEMBRE 31st 2005

LOAN OPERATIONS

In millions of dollars


3.034
3.894
4.185
5.278
6.502
DEC. 01
DEC.02
DEC.03
DEC.04
DEC.05

Last Year Growth: US$ 1.224 23,19%

PUBLIC DEPOSITS

In millions of dollars


3.226
4.331
5.126
6.370
7.748
DEC. 01
DEC.02
DEC.03
DEC.04
DEC.05

Last Year Growth: US$ 1.378 21,63%

EQUITY

In millions of dollars


459
554
677
799
946
DEC. 01
DEC.02
DEC.03
DEC.04
DEC.05

Last Year Growth: US$ 147 18,40%

FINANCIAL PENETRATION

Loan Operations / Current GDP


14,43%
16,02%
15,39%
17,43%
19,67%
DEC. 01
DEC.02
DEC.03
DEC.04
DEC.05

Credit penetration growth last 5 years: 5,24%

FINANCIAL PENETRATION

Public Deposits / Current GDP


15,34%
17,81%
18,84%
21,04%
23,43%
DIC. 01
DIC.02
DIC.03
DIC.04
DIC.05

Deposits penetration growth last 5 years: 8,09%

LENDING* INTEREST RATE


16,00%
14,00%
12,00%
10,00%
8,00%
6,00%
4,00%
dec-00
mar-01
jun-01
sep-01
dec-01
mar-02
jun-02
sep-02
dec-03
mar-03
jun-03
sep-03
dec-03
mar-04
jun-04
sep-04
dec-04
mar-05
jun-05
sep-05
dec-05
8,58%

* Average weekly nominal rate for loan transactions to the corporate sector from 84 to 91 days, given by all banks.

BORROWING* INTEREST RATE


8,00%
7,00%
6,00%
5,00%
4,00%
3,00%
4,06%
dec-00
mar-01
jun-01
sep-01
dec-01
mar-02
jun-02
sep-02
dec-03
mar-03
jun-03
sep-03
dec-03
mar-04
jun-04
sep-04
dec-04
mar-05
jun-05
sep-05
dec-05

* Average weekly nominal rate for all private banks deposits from 84 to 91 days.

BANCO DE GUAYAQUIL KEY ECONOMIC – FINANCIAL VARIABLES

ASSETS & CONTINGENTS ACCOUNTS

In thousands of dollars


CONTINUE GROWTH
730.786
868.505
1.087.447
1.176.385
1.510.929
DEC. 01
DEC.02
DEC.03
DEC.04
DEC.05

Last Year Growth: US$ 334.544 28,44%

ASSETS & CONTINGENTS ACCOUNTS

As of December 31st, 2005

BANKS	THOUSANDS OF DOLLARS	SHARE (%)	RANKING
PICHINCHA	2.565.371	23,58%	1
GUAYAQUIL	**1.510.929**	**13,89%**	**2**
PRODUBANCO	1.304.339	11,99%	3
PACIFICO	1.146.784	10,54%	4
BOLIVARIANO	897.641	8,25%	5
INTERNACIONAL	887.687	8,16%	6
AUSTRO	333.165	3,06%	7
SOLIDARIO	297.872	2,74%	8
CITIBANK	259.068	2,38%	9
MACHALA	247.791	2,28%	10
TOP 10	**9.450.649**	**86,85%**	
FINANCIAL SYSTEM	**10.881.285**	**100,00%**	

AVAILABLE FUNDS

In thousands of dollars


LIQUIDITY
149.399
172.711
161.879
164.457
376.553
DEC. 01
DEC.02
DEC.03
DEC.04
DEC.05

Last Year Growth: US$ 212.096 128,97%

AVAILABLE FUNDS

In thousands of dollars

As of December 31st, 2005

BANKS	Available Funds		% (share)	Available Funds/Short Term Deposits	
PICHINCHA	482.895	1	22,50%	27,51%	7
GUAYAQUIL	**376.553**	**2**	**17,54%**	**42,16%**	**2**
PACIFICO	157.473	3	7,34%	20,34%	9
PRODUBANCO	202.570	4	9,44%	28,13%	6
INTERNACIONAL	188.910	5	8,80%	32,45%	4
BOLIVARIANO	275.690	6	12,84%	49,94%	1
AUSTRO	78.333	7	3,65%	29,56%	5
MACHALA	60.214	8	2,81%	34,09%	3
CITIBANK	6.627	9	0,31%	4,07%	10
SOLIDARIO	36.925	10	1,72%	23,21%	8
TOP 10	**1.866.192**		**86,95%**	**30,89%**	
FINANCIAL SYSTEM	**2.146.346**		**100,00%**	**31,34%**	

INVESTMENTS

In thousands of dollars

As of December 31st, 2005

ORIGIN	THOUSANDS OF DOLLARS	SHARE (%)
INTERNATIONAL	278.889	91,26%
LOCAL	26.704	8,74%
TOTAL	**305.593**	**100,00%**

INVESTMENTS

In thousands of dollars

Investments Risk Rating

As of December 31st, 2005

RATING	INTERNATIONAL		LOCAL		TOTAL	
	USD (thousands)	SHARE (%)	USD (thousands)	SHARE (%)	USD (thousands)	SHARE (%)
AAA	245.503	88,03%	-	0,00%	245.503	80,34%
AA	498	0,18%	15.110	56,58%	15.608	5,11%
A	32.889	11,79%	533	1,99%	33.421	10,94%
OTHERS	-	0,00%	11.061	41,42%	11.061	3,62%
TOTAL	**278.889**	**100,00%**	**26.704**	**100,00%**	**305.593**	**100,00%**

INVESTMENTS

Investments / Assets

As of December 31st, 2005

BANKS	USD (thousands)	RATIO	RANKING
CITIBANK	157.610	67,82%	1
PACIFICO	312.837	28,88%	2
GUAYAQUIL	**286.205**	**20,20%**	**3**
PRODUBANCO	164.445	16,78%	4
INTERNACIONAL	88.120	11,44%	5
PICHINCHA	260.006	11,04%	6
SOLIDARIO	32.711	10,99%	7
BOLIVARIANO	70.389	8,97%	8
MACHALA	15.478	6,58%	9
AUSTRO	13.689	4,22%	10
TOP 10	**1.401.491**	**16,53%**	
FINANCIAL SYSTEM	**1.502.448**	**15,25%**	

LOAN PORTFOLIO

In thousands of dollars


SOLID ADMINISTRATION
394.499
452.428
468.222
571.663
670.746
DEC.01
DEC.02
DEC.03
DEC.04
DEC.05

Last Year Growth: US$ 99.083 17,33%


LOAN PORTFOLIO
468.222
571.663
670.746
0,00%
0,04%
0,63%
7,30%
6,23%
5,00%
34,22%
38,07%
42,52%
58,48%
55,66%
51,85%
DEC 03
DEC 04
DEC 05
COMMERCIAL
CONSUMPTION
MORTGAGE
MICROCREDIT

LOAN PORTFOLIO

As of December 31st, 2005

BANKS	USD (thousands)	% (share)	RANKING
PICHINCHA	1.618.326	24,89%	1
PRODUBANCO	847.539	13,03%	2
GUAYAQUIL	**670.746**	**10,31%**	**3**
PACIFICO	595.647	9,16%	4
INTERNACIONAL	560.336	8,62%	5
BOLIVARIANO	527.753	8,12%	6
AUSTRO	230.855	3,55%	7
SOLIDARIO	207.283	3,19%	8
MACHALA	156.465	2,41%	9
CITIBANK	89.154	1,37%	10
TOP 10	**5.504.105**	**84,64%**	
FINANCIAL SYSTEM	**6.502.960**	**100,00%**	

PAST DUE LOANS

In thousands of dollars


40.000
35.000
30.000
25.000
20.000
15.000
10.000
5.000
0
22.337
+ 26,3 %
28.200
- 62,6 %
10.548
- 17.652
DEC 03
DEC 04
DEC 05

PAST DUE LOANS RATIO



6,00%
5,00%
4,00%
3,00%
2,00%
1,00%
0,00%
4,77%
4,93%
1,57%
- 3, 36%
DEC 03
DEC 04
DEC 05

NOTE: RATION INCLUDES LOANS, CONTINGENTS AND DEBTORS FOR ACEPTACIONS.

PAST DUE LOANS

As of December 31st, 2005

Banks	USD (thousands)	Ratio	Ranking
INTERNACIONAL	6.139	1,10%	1
CITIBANK	1.146	1,29%	2
BOLIVARIANO	6.791	1,29%	3
GUAYAQUIL	**10.548**	**1,57%**	**4**
PRODUBANCO	19.159	2,26%	5
PICHINCHA	46.633	2,88%	6
MACHALA	4.782	3,06%	7
SOLIDARIO	10.185	4,91%	8
AUSTRO	20.092	8,70%	9
PACIFICO	75.449	12,67%	10
TOP 10	**200.925**	**3,65%**	
FINANCIAL SYSTEM	**265.695**	**4,09%**	

LOAN PORTFOLIO RATING

As of December 31st, 2005

SUMMARY	BALANCE	% SHARE	REQUIRED PROVISION	CONSTITUTED PROVISION	SURPLUS PROVISION
A NORMAL RISK	638.255.685	94,35%	6.382.062	6.382.062	-
B POTENTIAL RISK	20.050.968	2,96%	1.504.019	1.504.019	-
C DEFICIENT	13.777.921	2,04%	4.992.819	4.992.819	-
D DOUBTFULL COLLECTION	2.594.851	0,38%	1.298.613	1.298.613	-
E LOSSES	1.812.640	0,27%	1.812.641	1.812.641	-
TOTAL	**676.492.064**	**100,00%**	**15.990.154**	**15.990.154**	**-**

The loan portfolio and contingents ratings presented above counts with the impartial revision and opinion of external auditors.

PUBLIC DEPOSITS

In thousands of dollars


TRUST
411.240
550.612
661.998
801.280
1.013.556
DEC. 01
DEC.02
DEC.03
DEC.04
DEC.05

Last Year Growth: US$ 212.277 26,49%

PUBLIC DEPOSITS

As of December 31st, 2005

BANKS	USD (thousands)	% (share)	RANKING
PICHINCHA	1.873.506	24,18%	1
GUAYAQUIL	**1.013.556**	**13,08%**	2
PACIFICO	848.124	10,94%	3
PRODUBANCO	781.262	10,08%	4
INTERNACIONAL	664.612	8,58%	5
BOLIVARIANO	650.500	8,39%	6
AUSTRO	283.809	3,66%	7
MACHALA	207.371	2,68%	8
SOLIDARIO	197.588	2,55%	9
CITIBANK	177.519	2,29%	10
10 PRIMEROS BANCOS	**6.697.846**	**86,43%**	
TOTAL SISTEMA	**7.749.579**	**100,00%**	

EQUITY

In thousands of dollars



STRENGHT
52.574
76.950
78.877
85.771
101.586
DEC. 01
DEC.02
DEC.03
DEC.04
DEC.05

Last Year Growth: US$ 15.815 18,44%

CAPITAL RATIO

As of December 31st, 2005

BANKS	RATIO	RANKING
CITIBANK	15,30%	1
BOLIVARIANO	12,74%	2
PACIFICO	11,91%	3
PRODUBANCO	11,81%	4
GUAYAQUIL	**11,20%**	**5**
MACHALA	11,01%	6
AUSTRO	10,72%	7
INTERNACIONAL	10,13%	8
PICHINCHA	10,12%	9
SOLIDARIO	9,52%	10
TOP 10	**11,13%**	
FINANCIAL SYSTEM	**11,73%**	

QUALIFYING CAPITAL

In thousands of dollars


+ 14. 979
100.000
80.000
60.000
40.000
20.000
0
81.195
Surplus
14. 808
11,01%
2004
96.174
Surplus
18. 894
11,20%
2005
19,00%
17,00%
15,00%
13,00%
11,00%
9,00%
7,00%
5,00%
REQUIRED EQUITY
EQUITY SURPLUS
SOLVENCY

CAPITAL

BANCO DE GUAYAQUIL AND FINANCIAL GROUP

As of December 31st, 2005
(thousands of dollars)

DESCRIPTION	BG US$	GROUP US$
(A) TOTAL CORE CAPITAL	64.888	64.888
SUPPLEMENTARY CAPITAL (TIER II)	38.594	38.654
(B) LIMITED SUPPLEMENTARY CAPITAL	**103.503**	**103.563**
(D) DEDUCTIONS FROM CAPITAL	7.329	
(E = C - D) TOTAL QUALIFYING CAPITAL	**96.174**	**103.563**
(F) TOTAL RISK WEIGTHED ASSETS & CONTINGENTS	858.670	866.209
(G = F X 9%) REQUIRED CAPITAL	**77.280**	**77.959**
(H = E - G) SURPLUS OR DEFICIT OF REQUIRED CAPITAL	**18.894**	**25.604**
RISK WEIGHTED ASSET RATIO	**11,20%**	**11,96%**

PROFIT

In thousands of dollars


GROWING PROFIT
7.176
10.539
11.412
11.636
16.969
DEC. 01
DEC.02
DEC.03
DEC.04
DEC.05

Last Year Growth: US$ 5.333 47,09%

PROFIT

As of December 31st, 2005

BANKS	USD (thousands)	% (share)	RANKING
PICHINCHA	40.183	25,35%	1
PRODUBANCO	18.645	11,76%	2
PACIFICO	18.325	11,56%	3
INTERNACIONAL	17.185	10,84%	4
GUAYAQUIL	16.969	10,71%	5
BOLIVARIANO	13.467	8,50%	6
AUSTRO	6.273	3,96%	7
SOLIDARIO	3.198	2,02%	8
CITIBANK	2.594	1,64%	9
MACHALA	2.222	1,40%	10
TOP 10	**139.060**	**87,73%**	
FINANCIAL SYSTEM	**158.509**	**100,00%**	

RETURN ON EQUITY (ROE)


+ 4, 92%
+ 2, 47%
15,60%
20,52%
17,60%
20,07%
2004
2005
GUAYAQUIL
TOTAL SYSTEM

Note: Net Income of the Period / Average Equity without Net Income

FINANCIAL ADMINISTRATION

OPERATIONAL EFFICIENCY

Operating Expenses / Deposits

As of December 31st, 2005

BANKS	RATIO	RANKING
GUAYAQUIL	4,91%	1
PACIFICO	5,10%	2
INTERNACIONAL	5,93%	3
BOLIVARIANO	6,07%	4
CITIBANK	7,06%	5
MACHALA	7,50%	6
PRODUBANCO	7,63%	7
AUSTRO	7,64%	8
PICHINCHA	7,75%	9
SOLIDARIO	13,66%	10
TOP 10	**6,78%**	
FINANCIAL SYSTEM	**7,44%**	

OPERATIONAL EFFICIENCY

Operating Expenses / Assets + Contingents

As of December 31st, 2005

BANKS	RATIO	RANKING
PACIFICO	3,95%	1
GUAYAQUIL	**4,15%**	**2**
INTERNACIONAL	4,44%	3
BOLIVARIANO	4,63%	4
PRODUBANCO	4,81%	5
CITIBANK	5,38%	6
PICHINCHA	6,10%	7
MACHALA	6,34%	8
AUSTRO	6,53%	9
SOLIDARIO	12,12%	10
TOP 10	**5,25%**	
FINANCIAL SYSTEM	**5,79%**	

CORRESPONDENT AND INVESTMENT BANKS

INTERNATIONAL PRIVATE BANKS

AMERICA

NORTH AMERICA
AMERICAN EXPRESS
HEMISPHERE BANK
PINEBANK
THE BANK OF NEW YORK
REGIONS BANK
CITIBANK
STANDARD CHARTERED
EASTERN NATIONAL BANK
BANK OF AMERICA
WACHOVIA BANK
LEHMAN BROTHERS
INTERNATIONAL ASSETS HOLDING

CENTRAL AMERICA
BCO. INTL. COSTA RICA (BICSA)

SOUTH AMERICA
BANCO DE CREDITO DEL PERU
BANCO DEL ESTADO DE CHILE
BANCOEX

EUROPA AND ASIA

COMMERZBANK - FRANKFURT
NATEXIS
BHF BANK
BANCO SABADELL
BANCO BILBAO VISCAYA ARGENTARIA
SANTANDER CENTRAL HISPANO
CAJA DE MADRID
CAIXA GALICIA
DRESDNER BANK

CORRESPONDENT AND INVESTMENT BANKS

MULTILATERAL CREDIT AGENCIES

BLADEX
CAF

GOVERNMENT CREDIT AGENCIES

EXIMBANK DE ESTADOS UNIDOS
HERMES DE ALEMANIA
COFACE DE FRANCIA
BANCOLDEX DE COLOMBIA
EDC DE CANADA
CESCE DE ESPAÑA
CORFO DE CHILE
FINAMEX DE BRASIL
COMMODITY CREDIT CORP. DE ESTADOS UNIDOS

CREDIT CARDS

AMERICAN EXPRESS AGREEMENT


CO DE GU

Banco de Guayaquil EXCLUSIVE issuer until 2015

TRANSACTIONAL AND SERVICE BANK

OFFICES AND EXTENDED BRANCHES DISTRIBUTION


70
95
115
7
10
10
43
53
66
20
32
39
DIC 03
DIC 04
DIC 05
SIERRA
COSTA
AUSTRO

ATMS DISTRIBUTION


135
10
84
41
242
18
128
96
292
23
151
118
DIC 03
DIC 04
DIC 05
SIERRA
COSTA
AUSTRO

TRANSACTIONAL SUMMARY BY CHANNEL

CHANNELS	No. TRANSACTIONS	%
Branches and Extended Branches	20.021.129	45,51%
ATMs	15.872.740	36,08%
Virtual and Electronic Banking	3.703.719	8,42%
Telephone Banking	2.113.241	4,80%
Electronic Mailbox	2.085.713	4,74%
Mobile Banking	201.011	0,46%
TOTAL	43.997.553	100,00%

COMMERCIAL AGREEMENTS

AGREEMENT WITH US GOVERNMENT


BANCO DE GUAYAQUIL

AGREEMENT WITH THE EMBASSY OF SPAIN


E GUAYAQU

Agreement with the Embassy of Spain

Banco de Guayaquil will collect the consular fees and assign the dates to the Spainish Visa applications, making the process faster, easier and secure in all the country.

AGREEMENT WITH SPANISH BANKS


Banco de Guayaquil y Banco Bilbao Vizcaya Argentaria presentan la mejor noticia desde el exterior
Ahora sus familiares podrán enviarle dinero desde más de 25000 puntos en Estados Unidos y España directamente al banco.
BBVA
BANCO DE GUAYAQUIL
Banco de Guayaquil y Banco Santander Central Hispano más de 2.500 razones para estar más cerca de sus seres queridos
Sus familiares podrán enviarle dinero desde sus más de 2500 agencias en España.
Gracias a la alianza entre el Banco de Guayaquil y el Banco Santander Central Hispano sus familiares podrán enviarle dinero directa e inmediatamente al Ecuador desde cualquiera de sus más de 2500 oficinas en todo el territorio Español.
BANCO DE GUAYAQUIL

COOPERATION AGREEMENT WITH CAIXA GALICIA

Banco de Guayaquil signs cooperation agreement with Caixa Galicia


BANCO DE GUAYAQUIL
CAIXAGALICIA

DIRECT DEPOSIT


Reciba su Pensión de Jubilación en forma automática a través de Depósito Directo
Receive your U.S. government benefit payment automatically through Direct Deposit
BANCO DE GUAYAQUIL
MULTIBANCO
¡Sólidamente a su Lado!
www.bancoguayaquil.com

62

AGREEMENT WITH BNF


BANCO DE GUAYAQUIL
MULTIBANCO
BNF
Red Oportuna
Consultas.
Retiros.
Transferencias.
Pagos de Servicios luz, agua, teléfono.
Cambio de clave.
Compra tiempo aire.

Agreement with Banco Nacional de Fomento

TAXES AND CONTRIBUTIONS BANCO DE GUAYAQUIL AND FINANCIAL GROUP BG

TAXES AND CONTRIBUTIONS

In thousands of dollars

As of Decembre 31st, 2005

ISSUE	BANCO DE GUAYAQUIL S.A.	SUBSIDIARIES	TOTAL	% TOTAL
AGD	4.813	0	**4.813**	**43,02%**
INCOME TAX	2.951	182	**3.133**	**28,00%**
SUPERINTENDENCY OF BANKS	2.127	15	**2.142**	**19,15%**
INNFA	407	0	**407**	**3,63%**
OTHER INSTITUTIONS	228	24	**252**	**2,25%**
WORKING CAPITAL TAX	236	8	**243**	**2,18%**
REAL STATE TAXES	95	0	**95**	**0,85%**
PATENTS	62	10	**72**	**0,64%**
SUPERINTENDENCY OF COMPANIES	25	5	**30**	**0,27%**
SPECIAL CONSUMPTIONS TAX	0	0	**0**	**0,00%**
TOTAL 2005	10.944	244	**11.187**	**100,00%**
% TOTAL BY COMPANY	**97,82%**	**2,18%**	**100,00%**	

TAXES AND CONTRIBUTIONS

Evolution

In thousands of dollars


5.318
6.771
6.951
9.243
11.187
DEC. 01
DEC.02
DEC.03
DEC.04
DEC.05

Amount paid during the last 5 years: $ 39.470

BG'S STOCK 2005

BG'S STOCK RETURN

BG's Stock Return vs Fix Income Instruments


16,47%
4,26%
4,01%
17,03%
4,39%
4,06%
2004
2005
BG's Annual Stock Return
US Treasury Bond 10 Years Rate
Average Borrowing Rate

Note: BG Share Yield = Net Profits / Initial Market capitalization

STOCK MARKET CAPITALIZATION

Evolution

In thousands of dollars


61.120
70.656
70.656
99.647
150.000
DEC. 01
DEC.02
DEC.03
DEC.04
DEC.05

Stock market Capitalization: Number of Shares in Circulation multiplied by the stock market's price.

Last Year Growth: US$ 50.353 50,53%

PRICE AND PROFIT PER STOCK


PRICE POR STOCK
USD
+ 33,0%
1,88
2,50
DEC. 04
DEC. 05


PROFIT PER STOCK
CTVS. USD
+ 29,0%
21,95
28,28
DEC. 04
DEC. 05

STOCK MARKET PRESENCE


CORPORACION CIVIL
DE GUAYAQUIL
Guayaquil, 24 de enero del 2006.
Economista
Julio Mackliff Elizalde
Vicepresidente Ejecutivo
Banco de Guayaquil
Ciudad
De mis consideraciones:
En respuesta a su comunicación, me permito certificar que la acción de Banco de Guayaquil obtuvo la mayor presencia bursátil en la Bolsa de Valores de Guayaquil 69,35%, en el cuarto trimestre del 2005.
Sin más particular por el momento reciba usted un cordial saludo.
Atentamente,
Enrique Arosemena Baquerizo
Director General
69,35%

71

AA+ RATING


¡Sólidamente a su lado!
AA+
Banco de Guayaquil obtuvo la mejor calificación dentro de los Bancos Privados Ecuatorianos, de acuerdo al Análisis de la Firma Calificadora de riesgo Humphreys.
Qué significa la calificación "AA"
Qué significa el signo "+"
BANCO DE GUAYAQUIL
MULTIBANCO

COMMUNITY SUPPORT

COMMUNITY SUPPORT


Montepiedra
Centro Educativo Técnico Laboral
El espíritu de avanzar.

COMMUNITY SUPPORT

niñoesperanza

COMMUNITY SUPPORT

CENTRO
CULTURAL
METROPOLITANO

COMMUNITY SUPPORT

CRUZ ROJA PROV. DEL GUAYAS

COMMUNITY SUPPORT

Hogar de Cristo

Más que una casa, un hogar

COMMUNITY SUPPORT

FUNDACION RESURGERE

COMMUNITY SUPPORT

NIÑOS CON FUTURO
FUNDACION

PRICEWATERHOUSECOOPERS' OPINION

PRICEWATERHOUSECOOPERS

A los miembros del Directorio y accionistas del

Banco de Guayaquil S.A.

Guayaquil, 3 de febrero del 2006

1. Hemos auditado el balance general adjunto del Banco de Guayaquil S.A. al 31 de diciembre del 2005 y los correspondientes estados de pérdidas y ganancias, de evolución del patrimonio y de flujos de efectivo por el año terminado en esa fecha. Estos estados financieros son responsabilidad de la Administración del Banco. Nuestra responsabilidad es expresar una opinión sobre estos estados financieros basados en nuestra auditoría.

2. Nuestra auditoría fue efectuada de acuerdo con Normas Internacionales de Auditoría. Estas normas requieren que una auditoría sea diseñada y realizada para obtener certeza razonable de si los estados financieros no contienen exposiciones erróneas o inexactas de carácter significativo. Una auditoría incluye el examen, a base de pruebas, de la evidencia que soporta las cantidades y revelaciones presentadas en los estados financieros. Incluye también la evaluación de los principios de contabilidad utilizados y de las estimaciones relevantes hechas por la Administración, así como una evaluación de la presentación general de los estados financieros. Consideramos que nuestra auditoría provee una base razonable para expresar una opinión.

3. **Tal como se explica en la Nota 2, los estados financieros mencionados en el primer párrafo han sido preparados sobre la base de normas contables establecidas por la Superintendencia de Bancos y Seguros, las cuales difieren de las Normas Ecuatorianas de Contabilidad y Normas Internacionales de Información Financiera. Estas bases de preparación fueron adoptadas para atender las disposiciones emitidas por la Superintendencia de Bancos y Seguros del Ecuador; por esta razón, los estados financieros no deben ser usados para otros propósitos.**

4. **En nuestra opinión, los estados financieros arriba mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera del Banco de Guayaquil S.A. al 31 de diciembre del 2005 y los resultados de sus operaciones, las variaciones en su patrimonio y sus flujos de efectivo por el año terminado en esa fecha, de conformidad con normas contables establecidas por la Superintendencia de Bancos y Seguros.**

5. **Como se menciona en la Nota 2 b) a los estados financieros, de acuerdo con disposiciones de la Superintendencia de Bancos y Seguros los estados financieros del Banco de Guayaquil S.A. deben presentarse en forma individual y consolidada con sus subsidiarias; por lo tanto, los estados financieros consolidados se presentan por separado. Los estados financieros adjuntos deben ser leídos en conjunto con los estados financieros consolidados.**

PricewaterhouseCoopers
No. de Registro en la Superintendencia de Bancos : AE9101

Roberto Tugendhat V.
Socio Apoderado

COMMISSIONER REPORT

PRICEWATERHOUSECOOPERS

A los miembros del Directorio y accionistas del

Banco de Guayaquil S.A.

Guayaquil, 3 de febrero del 2006

1. Hemos auditado el balance general adjunto del Banco de Guayaquil S.A. al 31 de diciembre del 2005 y los correspondientes estados de pérdidas y ganancias, de evolución del patrimonio y de flujos de efectivo por el año terminado en esa fecha. Estos estados financieros son responsabilidad de la Administración del Banco. Nuestra responsabilidad es expresar una opinión sobre estos estados financieros basados en nuestra auditoría.

2. Nuestra auditoría fue efectuada de acuerdo con Normas Internacionales de Auditoría. Estas normas requieren que una auditoría sea diseñada y realizada para obtener certeza razonable de si los estados financieros no contienen exposiciones erróneas o inexactas de carácter significativo. Una auditoría incluye el examen, a base de pruebas, de la evidencia que soporta las cantidades y revelaciones presentadas en los estados financieros. Incluye también la evaluación de los principios de contabilidad utilizados y de las estimaciones relevantes hechas por la Administración, así como una evaluación de la presentación general de los estados financieros. Consideramos que nuestra auditoría provee una base razonable para expresar una opinión.

3. Tal como se explica en la Nota 2, los estados financieros mencionados en el primer párrafo han sido preparados sobre la base de normas contables establecidas por la Superintendencia de Bancos y Seguros, las cuales difieren de las Normas Ecuatorianas de Contabilidad y Normas Internacionales de Información Financiera. Estas bases de preparación fueron adoptadas para atender las disposiciones emitidas por la Superintendencia de Bancos y Seguros del Ecuador; por esta razón, los estados financieros no deben ser usados para otros propósitos.

4. En nuestra opinión, los estados financieros arriba mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera del Banco de Guayaquil S.A. al 31 de diciembre del 2005 y los resultados de sus operaciones, las variaciones en su patrimonio y sus flujos de efectivo por el año terminado en esa fecha, de conformidad con normas contables establecidas por la Superintendencia de Bancos y Seguros.

5. De acuerdo con disposiciones de la Superintendencia de Bancos y Seguros los estados financieros del Banco de Guayaquil S.A. deben presentarse en forma individual y consolidada con sus subsidiarias; por lo tanto, los estados financieros consolidados se presentan por separado. Los estados financieros adjuntos deben ser leídos en conjunto con los estados financieros consolidados.

6. Hemos dado cumplimiento, desde la fecha de nuestra contratación y como parte integrante de nuestro examen de los referidos estados financieros, a lo establecido en el artículo 279 de la Ley de Compañías y, de acuerdo con lo requerido por las normas legales vigentes, informamos que:

a) las cifras presentadas en los estados financieros concuerdan con los libros de contabilidad del Banco;

b) el examen de los estados financieros incluyó un estudio y evaluación de la estructura de control interno del Banco efectuado con el alcance previsto en las Normas Internacionales de Auditoría aplicables a exámenes de estados financieros. Los resultados de dicha evaluación serán comunicados a los señores directores y accionistas en un informe por separado.

c) en lo que es materia de nuestra competencia, los resultados de las pruebas efectuadas no revelaron situaciones que se consideren incumplimientos significativos de normas legales, reglamentarias, estatutarias, y de las resoluciones de la Junta General de Accionistas y del Directorio, por parte de la Administración. Nuestro informe sobre cumplimiento de obligaciones tributarias correspondientes al año terminado el 31 de diciembre del 2005 del Banco requerido por disposiciones vigentes, se emitirá por separado.

El cumplimiento de las normas legales, reglamentarias y estatutarias, así como los criterios de aplicación de dichas normas, son responsabilidad de la Administración del Banco. Tales criterios podrían eventualmente no ser compartidos por las autoridades competentes

7. **La información requerida en el Capítulo II del Subtítulo IV del Título VIII de la Codificación de Resoluciones de la Superintendencia de Bancos y Seguros y de la Junta Bancaria, sobre el cumplimiento del Banco de las normas para la prevención de lavado de dinero provenientes de actividades ilícitas, consta en un informe por separado.**

8. **Debido a lo explicado en el párrafo 3 anterior, este informe de comisario se emite exclusivamente para información y uso de los accionistas y Administración del Banco de Guayaquil S.A. y para su presentación a la Superintendencia de Bancos y Seguros en cumplimiento de las disposiciones emitidas por esta entidad de control; y no debe ser utilizado para otros propósitos.**

PricewaterhouseCoopers

Comisario

INTERNAL AUDITOR REPORT

INTERNAL AUDITOR REPORT

Guayaquil, 30 de enero del 2006

A los señores miembros del Directorio y accionistas del
BANCO DE GUAYAQUIL S.A.

En mi calidad de Auditora Interna, nombrada por la Junta General de Accionistas del Banco, a continuación presento el informe sobre las auditorías y revisiones realizadas durante el año 2005. El informe contiene tres capítulos relativos a:

1.- INFORME SOBRE LOS ESTADOS FINANCIEROS:

Audité el Balance General del Banco de Guayaquil adjunto cerrado al 31 de Diciembre del 2005, y los correspondientes estados de Pérdidas y Ganancias, de Evolución del Patrimonio y de Flujos de Efectivo por el año terminado en esa fecha. Estos estados financieros son de responsabilidad de la Administración del Banco. Mi responsabilidad como Auditora Interna es expresar una opinión sobre la razonabilidad de dichos estados financieros en base a las auditorías practicadas.

Las revisiones que realicé fueron efectuadas de acuerdo con Normas de Auditoría Generalmente Aceptadas. Estas normas requieren que toda auditoría provea de evidencias suficientes acerca de la razonabilidad de los estados financieros para determinar si éstos contienen o no exposiciones erróneas o inexactas significativas. Una auditoría incluye también, a base de pruebas, el examen de las evidencias que soportan las cifras de los estados financieros y la evaluación del sistema de control interno, así como la aplicación adecuada de las normas contables establecidas por la Superintendencia de Bancos. Considero que las pruebas llevadas a cabo proveen de una base razonable para expresar una opinión.

Los estados financieros indicados en el párrafo 1 *presentan razonablemente, en todos los aspectos importantes, la situación financiera del Banco de Guayaquil S.A. al 31 de diciembre del 2005* y los resultados de sus operaciones, la evolución del patrimonio y sus flujos de efectivo por el año terminado en esa fecha, de conformidad con principios y normas contables establecidos por la Superintendencia de Bancos del Ecuador y los principios de contabilidad generalmente aceptados, en lo que éstos no se contrapongan a los anteriores.

2.- INFORME SOBRE CUMPLIMIENTO DE DISPOSICIONES DE LA SUPERINTENDENCIA DE BANCOS.-

De conformidad con las disposiciones emanadas por los organismos de control, descritas en el Art. 86 de la Ley General de Instituciones del Sistema Financiero y en el Art. 2 de la Sección III del Subtítulo II del Título VIII de la Codificación de Resoluciones de la Superintendencia de Bancos y Seguros y de la Junta Bancaria, relativas a mis funciones como auditora interna. Informo que durante el año 2005 llevé a cabo las pruebas de auditoría y verificaciones necesarias para confirmar que las operaciones y procedimientos del banco se ajustan a la Ley, a sus estatutos, a sus normas internas y demás disposiciones legales relacionadas. Como resultado del trabajo realizado, informo que el Banco de Guayaquil cumplió apropiadamente con los siguientes requerimientos establecidos en las disposiciones legales:

- La administración del Banco expidió las políticas y procedimientos necesarios para la implementación de una gestión prudente basada en conceptos de "Buen Gobierno Corporativo".

- Durante el período examinado, la administración del Banco cumplió con las Resoluciones de la Junta General de Accionistas, con las emitidas por el Directorio y con las emanadas de nuestra entidad de control.

•El nivel de patrimonio Técnico (Formulario 229), durante todo el período examinado supera los mínimos establecidos.

•No existen operaciones que excedan los cupos y límites de crédito, (Formularios No. 250 A,B,C);

•La Calificación de Activos de riesgo y constitución de provisiones (Formularios 231-A y 231-B), se la realizó de conformidad con las disposiciones vigentes y las provisiones constituidas son suficientes para cubrir eventuales pérdidas en la recuperación de estos activos de riesgo.

•Toda la información financiera solicitada por los organismos de control fue entregada en los términos solicitados, surge de los sistemas de información del banco y de bases de datos actualizadas.

•Los niveles de encaje y liquidez superan los niveles mínimos establecidos;

•El sistema de control interno, así como el de gestión de riesgo diseñado y aplicado por el banco es adecuado y apegado a las normas de prudencia bancaria, lo que permite disponer de información confiable. Adicionalmente, durante el 2005, se ha fortalecido la gestión basada en el concepto de administración integral de riesgos.

•Efectué el seguimiento y aplicación de las recomendaciones emanadas por los auditores de la entidad de control, así como las emitidas por los auditores externos y los propios señalados por auditoría interna.

3.- INFORME SOBRE CUMPLIMIENTO DE DISPOSICIONES DE LA SUPERINTENDENCIA DE BANCOS RESPECTO DE LOS CONTROLES PARA PREVENCION DE OPERACIONES DE LAVADO DE ACTIVOS.-

Los controles aplicados por el Banco para la prevención de operaciones relacionadas con lavado de activos son apropiados y observan los requerimientos establecidos por las entidades de control. Como unidad de auditoria interna evaluamos la gestión de la Unidad y del Oficial de Cumplimiento, así como la aplicación consistente de estas normas de prevención en las distintas operaciones que se cursan en las oficinas y departamentos del Banco y de sus empresas subsidiarias. En mi opinión, las políticas, normas y procedimientos aplicados por el Banco cumplen apropiadamente con el propósito de controlar y prevenir el lavado de activos provenientes de actividades ilícitas.

Atentamente,

Rocío Bohórquez Romero
Vicepresidente - Auditora Interna
Calificada por la Superintendencia de Bancos
Resolución No. SB-96-0480

INTERNAL AUDITOR ELECTION

107

INTERNAL AUDITOR ELECTION

RECOMENDACIÓN DEL COMITÉ DE AUDITORIA AL DIRECTORIO PARA QUE LA JUNTA GENERAL DE ACCIONISTAS NOMBRE AL AUDITOR INTERNO

De conformidad con lo que establece el Artículo 1.1 de la Sección II, Funcionamiento del Comité de Auditoría, del Capítulo III, Subtitulo III del Título VIII de la Codificación de Resoluciones de la Superintendencia de Bancos y Seguros y de la Junta Bancaria, el Comité de Auditoría, luego de evaluar el resultado del proceso de calificación y selección de la firma de auditoría externa, así como nuestra evaluación realizada para el nombramiento del auditor interno, recomendamos que:

No habiendo impedimento normativo para la reelección de la Ing. Rocío Bohórquez Romero como Auditora Interna del Grupo Financiero BG, este Comité sugiere al Directorio que se eleve a la Junta General de Accionistas esta recomendación.

Econ. Luis Borrero Olives
Presidente del Comité de Auditoría

EXTERNAL AUDITOR ELECTION

EXTERNAL AUDITOR ELECTION

RECOMENDACIÓN DEL COMITÉ DE AUDITORIA AL DIRECTORIO PARA QUE LA JUNTA GENERAL DE ACCIONISTAS NOMBRE AL AUDITOR EXTERNO

De conformidad con lo que establece el Artículo 1.1 de la Sección II, Funcionamiento del Comité de Auditoría, del Capítulo III, Subtitulo III del Título VIII de la Codificación de Resoluciones de la Superintendencia de Bancos y Seguros y de la Junta Bancaria, el Comité de Auditoría, luego de evaluar el resultado del proceso de calificación y selección de la firma de auditoría externa, así como nuestra evaluación realizada para el nombramiento del auditor externo, recomendamos:

Designar de entre las siguientes tres firmas al auditor externo para el Grupo Financiero Banco de Guayaquil:

Deloitte & Touche
Ernst & Young
KPMG

Econ. Luis Borrero Olives
Presidente del Comité de Auditoría

DEBT CONVERTIBLE TO SHARES NEW EMISSION

AVAILABLE AMOUNT APPLICABLE TO EQUITY

After approved capitalization by the General Stock Holders meeting.

Social Capital	70.000.000
Legal Reserve	6.314.729
Total Social Capital + Legal Reserve	**76.314.729**
Maximun available amount Convertibe debt (30%)	22.894.419
Amount in Circulation	15.000.000
Available Amount for emission of Convertible Shares applicable to the Constituted Equity	**7.894.419**

EMISSION CHARACTERISTICS

- **Amount:** **US$ 8.000.000**
- **WARANTY**
- **Objectives:** Finance the growth of the Bank's productive assets, improve the gap between financial assets and liabilities y strengthen the Bank's equity.
- **Term:** 1.800 days
- **Interest Rate:**
  - Class 2-Serie B: LIBOR 6 months + 3%
  - Class 3-Serie C: Passive Referential Rate + 3%
- **Interest Payments:** Semester
- **Capital Payments:** At due
- **Warranty type:** General

CONVERSION FACTOR

Conversion Formula:

NA = KOBL / PABG

NA: Number of shares that Banco de Guayaquil S.A., is going to receive as a result of the conversion.

KOBL= Capital in dollar of the obligations to be converted.

PABG= Average price in American dollars of the Banco the Guayaquil´s shares at the closure of the Bolsa de Valores de Guayaquil, during the last eight working days before the last working day before the capital is due.

EQUITY IMPACT

Projected numbers February 2006

	Before OCA´s	After OCA´s
PRIMARY EQUITY		
Social Capital	70.000.000	70.000.000
Legal Reserve	6.314.729	6.314.729
TOTAL PRIMARY EQUITY	**76.314.729**	**76.314.729**
SECONDARY EQUITY		
Convertible Obligations	15.000.000	22.894.419
Reserves due to equity revaluation	1.226.807	1.226.807
45% Surplus for valuations	7.430.903	7.430.903
Utility or acumulated surplus	30.918	30.918
Period Utility	4.447.211	4.447.211
Dividends paid in advanced	-	-
SUB-TOTAL SECONDARY EQUITY	**28.135.839**	**36.030.258**
SUB TOTAL CONSTITUTED EQUITY	**104.450.568**	**112.344.987**

EQUITY IMPACT

Projected numbers February 2006

	Before OCA´s	After OCA´s
Capital assigned to a branch in the exterior	1.714.085	1.714.085
Investments in other institutions of the financial system, that become members or subsidiaries of the institution.	5.645.508	5.645.508
TOTAL CONSTITUTED EQUITY	**97.090.975**	**104.985.394**
RISK WRIGHTED ASSETS	**862.078.746**	**862.078.746**
PONDERATION	**9,00%**	**9,00%**
REQUIRED EQUITY	77.587.087	77.587.087
SURPLUS OR DEFICIT	**19.503.888**	**27.398.307**

LIQUIDITY IMPACT INDICATOR

Projected numbers February 2006

	Before OCA´s	After OCA´s
LIQUIDITY INDICATOR	**11,26%**	**12,18%**
CONSTITUTED EQUITY	97.090.975	104.985.394
RISK WEIGHTED ASSETS	862.078.746	862.078.746
SECONDARY EQUITY VS. PRIMARY EQUITY	**36,87%**	**47,21%**
SECONDARY EQUITY	28.135.839	36.030.258
PRIMARY EQUITY	76.314.729	76.314.729

BANCO DE GUAYAQUIL'S BOARD OF DIRECTORS

DIRECTORS

JANUARY 2006

PRINCIPAL DIRECTORS

1.- Econ. Danilo Carrera Drouet

2.- Ing. Carlos Lasso Mendoza

3.- Dr. Galo García Feraud

4.- Ing. Raymond Raad Dibo

5.- Sr. Marco Borja Barrezueta

AUXILIARY DIRECTORS

1.- Econ. Luis Borrero Olives

2.- Ab. Raúl Gómez Ordeñana

3.- General Raúl Oswaldo Jarrín Román

4.- Almirante Fernando Donoso Morán

5.- Lcdo. José Ayala Lasso

BANCO DE GUAYAQUIL
MULTIBANCO

¡Solid by your side!

BANCO DE GUAYAQUIL'S CONSOLIDATED FINANCIAL STATEMENTS

BALANCE SHEET

DESCRIPTION	THOUSANDS OF US$
ASSETS	**1.416.971**
11 AVAILABLE FUNDS	376.553
13 INVESTMENTS	286.205
14 LOAN PORTFOLIO	545.507
15 DEBTOR BY ACCEPTATIONS	16.331
16 ACCOUNTS RECEIVABLES	49.787
17 FORECLOSED PROPERTY	15.535
18 PROPERTY AND EQUIPMENT	71.397
19 OTHER ASSETS	55.656
TOTAL CONTINGENT ACCOUNTS	**363.488**

BALANCE SHEET

DESCRIPTION	THOUSANDS OF US$
LIABILITIES	1.315.385
21 CUSTOMER LIABILITIES	1.013.556
23 IMMEDIATE OBLIGATIONS	5.032
24 OUTSTANDING ACCEPTANCES	16.331
25 ACCOUNTS PAYABLES	29.888
26 FINANCIAL OBLIGATIONS	230.171
27 OUTSTANDING SECURITIES	4
28 CONVERTIBLE SECURITIES AND EQUITY CONTRIBUTIONS	15.000
29 OTHER LIABILITIES	5.403

BALANCE SHEET

DESCRIPTION	THOUSANDS OF US$
EQUITY	**101.586**
31 EQUITY	60.000
33 RESERVES	6.136
35 CAPITAL SURPLUS	16.513
36 NET INCOME	18.937
PERIOD NET INCOME	16.969
TOTAL ORDER ACCOUNTS	**2.265.463**
DEBTORS	228.551
CREDITORS	2.036.912

INCOME AND LOSS STATEMENT

DESCRIPTION	THOUSANDS OF US$
FINANCIAL INCOME	**114.081**
Interests and Discounts Earned	68.305
Commissions Earned	24.106
Financial Earnings	2.824
Service Income	18.845
FINANCIAL EXPENSES	**31.337**
Interest Expense	27.707
Commissions Paid & Accrued	2.585
Financial Losses	1.045
GROSS FINANCIAL MARGIN	**82.744**

INCOME AND LOSS STATEMENT

DESCRIPTION	THOUSANDS OF US$
OPERATING INCOME	**26.026**
Other Operating Income	26.026
OPERATING EXPENSES	**53.725**
Operating Expenses	51.508
Other Operating Losses	2.217
OTHER OPERATING INCOME AND EXPENSES	**-27.699**
OPERATING EARNINGS BEFORE PROVISIONS	**55.044**

INCOME AND LOSS STATEMENT

DESCRIPTION	THOUSANDS OF US$
PROVISIONS, DEPRECIATIONS AND AMORTIZATIONS	**39.913**
NET OPERATING MARGIN	**15.131**
NON OPERATING INCOME AND EXPENSES	**8.895**
Other Income	9.203
Other Expenses and Losses	-309
EARNINGS BEFORE TAXES AND CONTRIBUTIONS	**24.026**
Employees profit sharing	3.699
INNFA Tax	407
Income Tax	2.951
EARNINGS AVAILABLE FOR SHAREHOLDERS	**16.969**

BOARD OF DIRECTORS' LETTER

Guayaquil, 23 de febrero del 2006.

Señores Accionistas

BANCO DE GUAYAQUIL S.A.

Ciudad.-

El Directorio que presido, en sesión celebrada en esta fecha, analizó la situación de los negocios sociales con la máxima atención, evaluándola en el contexto de las circunstancias económicas y financieras que prevalecen en el ámbito nacional e internacional y procedió a conocer los resultados del ejercicio económico de 2005 que constan en el Estado de Pérdidas y Ganancias, de cuyos resultados se desprende la siguiente situación (calculada en dólares de los Estados Unidos de América):

Resultados antes de impuestos y participaciones	US$	24'025,700.64
(-) 15% participación trabajadores		3'699,221.75
(-) 2% INNFA		406,529.58
(-) Impuesto a la Renta		2'951,296.08
Resultados del ejercicio		16'968,653.23

El Directorio resolvió unánimemente aceptar las explicaciones del Presidente Ejecutivo y en consecuencia acordó recomendar a la Junta General de Accionistas que se apruebe el estado de pérdidas y ganancias del ejercicio económico correspondiente al año 2005 y se distribuyan los resultados, teniendo en consideración lo siguiente:

El 17 de junio del 2005, el Vicepresidente Ejecutivo del Banco, Econ. Julio Mackliff Elizalde envió a la Superintendencia de Banco, una comunicación en la que informó, la decisión del Directorio del Banco de Guayaquil S.A., respecto a la repartición de dividendos anticipados hasta por la cantidad US$2´000,000.00, correspondientes al primer semestre del año 2005, resolución que fue autorizada en la sesión celebrada el 16 de junio del 2005.

El 17 de noviembre del 2005, el Vicepresidente Ejecutivo del Banco, Econ. Julio Mackliff Elizalde envió a la Superintendencia de Banco, una comunicación en la que informó, la decisión del Directorio del Banco de Guayaquil S.A., respecto a la repartición de dividendos anticipados hasta por la cantidad US$2´000,000.00, correspondientes al segundo semestre del año 2005, resolución que fue autorizada en la sesión celebrada el 16 de noviembre del 2005.

La Superintendencia de Bancos mediante oficio No. SBS-IRG-SAIFG1-SUP-2006-125, del 23 de enero del 2006, autorizó al Banco de Guayaquil S.A. el reparto de dividendos en efectivo a sus accionistas correspondientes al ejercicio del 2005 y dejó sin efecto lo dispuesto en el oficio No.SBS-INJ-DN-2006-009 del 5 de enero del 2006,.

El Directorio a través de su Presidente, pone a consideración de la Junta que luego que se constituya US$ 1'405,734.34 para Reserva Legal, se reparta como dividendo en efectivo la cantidad de US$ 7`500,000 tomando en cuenta que US$4'000,000 fueron repartidos a los accionistas en el año 2005, como dividendos anticipados. Si la Junta así lo dispone, se repartirá adicionalmente en efectivo a los accionistas la cantidad de US$ 3´500,000 con cargo a las utilidades del año 2005.

El saldo neto de los resultados del ejercicio del 2005, esto es, la cantidad de US$8´062,918.89 se recomienda a la Junta de Accionistas autorice la constitución de una reserva especial para futuras capitalizaciones. Por lo que, la distribución de utilidades quedaría de la siguiente manera:

Resultados del ejercicio según balance	US$	16'968,653.23
(-) Reserva Legal		1'405,734.34
(-) Dividendos en efectivo		7'500,000.00
(-) Reserva especial para futuras capitalizaciones		8'062,918.89

De los señores Accionistas, muy atentamente,

Econ. Danilo Carrera Drouet

Presidente del Directorio

DIVIDENDOS POR EJERCICIO ECONÓMICO AUTORIZADOS POR LA JUNTA GENERAL DE ACCIONISTAS

In thousands of dollars


1,786
4,095
4,250
5,235
5,000
5,542
5,000
5,542
7,500
8,063
2001
2002
2003
2004
2005
Dividendo en Acciones
Dividendo en Efectivo

RECEIVED
2005 JUL 20 A 10: 21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ITEM (1) (a): 2005 ANNUAL REPORT

JUNTA GENERAL DE ACCIONISTAS DEL BANCO DE GUAYAQUIL

FEBRERO 23 DEL 2006

ORDEN DEL DÍA

1. Conocer y resolver sobre el informe que presentará el Directorio y el Presidente Ejecutivo del Banco, relativo al ejercicio económico del año 2005:

2. Conocer y resolver sobre los informes que presentará la Firma Auditora Externa PricewaterhouseCooper del Ecuador Cía. Ltda. (Comisario) y la Auditora Interna, relativos al ejercicio económico del año 2005:

3. Conocer y resolver sobre el Balance General y el Estado de Pérdidas y Ganancias del ejercicio económico del año 2005:

4. Conocer y resolver sobre el destino de las utilidades correspondientes al ejercicio económico del año 2005:

ORDEN DEL DÍA

5. Conocer y resolver sobre la elección del Auditor Interno para el ejercicio económico del año 2006 y fijar su remuneración:

6. Conocer y resolver sobre la elección del Auditor Externo para el ejercicio económico del año 2006 y fijar su remuneración:

7. Conocer y resolver sobre la emisión de obligaciones convertibles en acciones por la cantidad de OCHO MILLONES DE DÓLARES DE LOS ESTADOS UNIDOS DE AMÉRICA (US$ 8´000.000.00)

8. Conocer y resolver sobre el nombramiento de los miembros del Directorio del Banco de Guayaquil S.A. para el período 2006-2008 y fijar sus remuneraciones.

INICIO

INDICE

ORDEN DEL DIA

ENTORNO INTERNACIONAL
AÑO 2005

ECONOMÍA INTERNACIONAL

➢Crecimiento económico:

•Expansión mundial de 3,2% en el 2005, sustentada en el crecimiento de Estados Unidos de 3,5% y China de 9,8%.

•A partir del 2005 China es la cuarta economía mundial en tamaño le sigue la India con un crecimiento sostenido entre el 7% y el 8%.

•La Unión Europea creció 1,1% en el 2005 y se prevé a lo sumo un crecimiento de 1,4% en el 2006.

•El crecimiento de América Latina en el 2005 fue de 4,5% en el 2005 y se prevé un 3,8% para el 2006.

ECONOMÍA INTERNACIONAL

➢Tipo de Cambio y Tasas de Interés 2005:

•El euro se deprecio 12,6% con respecto al dólar estadounidense en el año 2005, cerrando el año con una relación de 1,184 dólares por euro

•La tasa PRIME de Estados Unidos de Norteamérica pasó de 5,25% al 7,25% mostrando un incremento del 38%.

•La tasa LIBOR a 3 meses pasó de 2,56% al 4,53% mostrando un incremento del 77%.

•El rendimiento de los Bonos del Tesoro Americano a 3 años pasaron de 3,22% a 4,36%.

•El rendimiento de los Bonos del Tesoro Americano a 10 años pasaron de 4,22% a 4,39%.

INDICE

ECONOMÍA ECUATORIANA
AÑO 2005

CRECIMIENTO ECONÓMICO

- El crecimiento económico del Ecuador fue de 3,5%, según el estimado provisional del Banco Central. En los nueve primeros meses, la economía creció 2,9%, frente a 7,9% del mismo período de 2004. Pero las actividades distintas a las petroleras crecieron 3,8%, frente a sólo 2,9% en los nueve primeros meses del 2004.
- La intermediación financiera estuvo en 10,1%, manteniendo el mismo ritmo de crecimiento del año anterior, ya que por segundo año consecutivo, la banca ha incrementado sustancialmente el crédito a sus clientes.
- La industria se reactivó notablemente, con un crecimiento de 5,4% frente a 2,4% un año atrás. Lo que indica que la manufactura ha logrado aprovechar la bonanza de consumo de los dos últimos años. Esta tasa de crecimiento de la industria también se ve fortalecida por el crecimiento del procesamiento de productos de pesca y acuicultura.

INFLACIÓN

- Los esfuerzos para reducir la inflación realizados en el 2003 y 2004 alcanzaron su objetivo hacia la finalización del primer trimestre del 2005, cuando los precios al consumidor crecieron en aproximadamente 0,2% mensual. Pero a partir de abril, la inflación comenzó a incrementarse y cerró diciembre con 0,5% mensual, elevando la tasa anual a 4,4% a finales del año.


1,0%
0,8%
0,6%
0,4%
0,2%
0,0%
0,5%
05
F
M
A
M
J
J
A
S
O
N
D

FUENTE: Inec.

SITUACIÓN FISCAL

- El alto precio del crudo contribuyó a un debilitamiento de la voluntad gubernamental de mantener la austeridad fiscal. El Gobierno y el Congreso acordaron incorporar al Presupuesto los dineros de la exportación del petróleo que se acumulaban en el Feirep, acto que ha significado que para 2006 se aumente de manera significativa el Presupuesto General del Estado.
- En el 2005, a pesar que el Gobierno Central incorporando entidades que no forman parte del Presupuesto incrementó sus ingresos en $900 millones, el superávit primario, antes del pago de intereses de la deuda, se redujo en $170 millones y cayó del 4,9% al 4,0% del PIB. El aumento en el gasto en más de $1.000 millones ha incidido en el repunte de la inflación.

RESERVA MONETARIA INTERNACIONAL

- La Reserva Monetaria Internacional termina 2005 en $ 2.147 millones, un aumento de $ 710 millones en el año, alza de 49,4%.


2.300
2.000
1.700
1.400
1.100
800
D
05
F
M
A
M
J
J
A
S
O
N
D
$ 2.146,9 millones
FUENTE: BCE.

PERSPECTIVAS DE FUTURO

- El 2006 será en muchos aspectos una continuación del 2005. La fortaleza del precio del petróleo constituye una garantía que en el año que decurre, muy difícilmente el Fisco, visto de manera global, tendrá problemas de insuficiencia de recursos.
- La reciente apertura de los mercados financieros hacia el Ecuador, permite prever que se podrá sortear cualquier problema de caja de corto plazo como consecuencia de vencimientos de la deuda pública.
- Las previsiones oficiales son que el PIB crezca en el 2006 a un ritmo muy similar al de 2005, esto es del 3,5% aunque es es probable que la tasa de crecimiento esté más cerca del 3%.

INDICE

SITUACIÓN DE LA BANCA DICIEMBRE 31 DEL 2005

OPERACIONES CREDITICIAS

En millones de dólares


3.034
3.894
4.185
5.278
6.502
DIC. 01
DIC.02
DIC.03
DIC.04
DIC.05

Crecimiento del Último Año: US$ 1.224 23,19%

DEPÓSITOS CON EL PÚBLICO

En millones de dólares


3.226
4.331
5.126
6.370
7.748
DIC. 01
DIC.02
DIC.03
DIC.04
DIC.05

Crecimiento del Último Año: US$ 1.378 21,63%

PATRIMONIO

En millones de dólares


459
554
677
799
946
DIC. 01
DIC.02
DIC.03
DIC.04
DIC.05

Crecimiento del Último Año: US$ 147 18,40%

PROFUNDIZACIÓN FINANCIERA

Operaciones de Crédito / PIB Corriente


14,43%
16,02%
15,39%
17,43%
19,67%
DIC. 01
DIC.02
DIC.03
DIC.04
DIC.05

Bancarización del Crédito en los 5 últimos años: 5,24%

PROFUNDIZACIÓN FINANCIERA

Depósitos con el Público / PIB Corriente


15,34%
17,81%
18,84%
21,04%
23,43%
DIC. 01
DIC.02
DIC.03
DIC.04
DIC.05

Bancarización de los Depósitos en los 5 últimos años: 8,09%

TASA ACTIVA REFERENCIAL


16,00%
14,00%
12,00%
10,00%
8,00%
6,00%
4,00%
8,58%
dic-00
mar-01
jun-01
sep-01
dic-01
mar-02
jun-02
sep-02
dic-02
mar-03
jun-03
sep-03
dic-03
mar-04
jun-04
sep-04
dic-04
mar-05
jun-05
sep-05
dic-05

TASA PASIVA REFERENCIAL


8,00%
7,00%
6,00%
5,00%
4,00%
3,00%
4,06%
dic-00
mar-01
jun-01
sep-01
dic-01
mar-02
jun-02
sep-02
dic-02
mar-03
jun-03
sep-03
dic-03
mar-04
jun-04
sep-04
dic-04
mar-05
jun-05
sep-05
dic-05

INDICE

PRINCIPALES VARIABLES ECONÓMICO – FINANCIERAS DEL BANCO DE GUAYAQUIL

ACTIVOS + CONTINGENTES

En miles de dólares


CRECIMIENTO CONTINUO
730.786
868.505
1.087.447
1.176.385
1.510.929
DIC. 01
DIC.02
DIC.03
DIC.04
DIC.05

Crecimiento del Último Año: US$ 334.544 28,44%

ACTIVOS + CONTINGENTES

Al 31 de Diciembre del 2005

BANCOS	MILES USD $	% DEL TOTAL	RANKING
PICHINCHA	2.565.371	23,58%	1
GUAYAQUIL	**1.510.929**	**13,89%**	**2**
PRODUBANCO	1.304.339	11,99%	3
PACIFICO	1.146.784	10,54%	4
BOLIVARIANO	897.641	8,25%	5
INTERNACIONAL	887.687	8,16%	6
AUSTRO	333.165	3,06%	7
SOLIDARIO	297.872	2,74%	8
CITIBANK	259.068	2,38%	9
MACHALA	247.791	2,28%	10
10 PRIMEROS BANCOS	**9.450.649**	**86,85%**	
TOTAL SISTEMA	**10.881.285**	**100,00%**	

FONDOS DISPONIBLES

En miles de dólares


LIQUIDEZ
149.399
172.711
161.879
164.457
376.553
DIC. 01
DIC.02
DIC.03
DIC.04
DIC.05

Crecimiento del Último Año: US$ 212.096 128,97%

FONDOS DISPONIBLES

En miles de dólares

Al 31 de Diciembre del 2005

BANCOS	FONDOS DISPONIBLES		% DEL TOTAL	FONDOS DISPONIBLE / DEP. CORTO PLAZO	
PICHINCHA	482.895	1	22,50%	27,51%	7
GUAYAQUIL	**376.553**	**2**	**17,54%**	**42,16%**	**2**
PACIFICO	157.473	3	7,34%	20,34%	9
PRODUBANCO	202.570	4	9,44%	28,13%	6
INTERNACIONAL	188.910	5	8,80%	32,45%	4
BOLIVARIANO	275.690	6	12,84%	49,94%	1
AUSTRO	78.333	7	3,65%	29,56%	5
MACHALA	60.214	8	2,81%	34,09%	3
CITIBANK	6.627	9	0,31%	4,07%	10
SOLIDARIO	36.925	10	1,72%	23,21%	8
10 PRIMEROS BANCOS	**1.866.192**		**86,95%**	**30,89%**	
TOTAL SISTEMA	**2.146.346**		**100,00%**	**31,34%**	

INVERSIONES

En miles de dólares

Al 31 de Diciembre 2005

TIPO PORTAFOLIO	MONTO	% PARTICIPACIÓN
PORTAFOLIO INTERNACIONAL	278.889	91,26%
PORTAFOLIO LOCAL	26.704	8,74%
TOTAL	**305.593**	**100,00%**

INVERSIONES

En miles de dólares

Calificación de Inversiones

Al 31 de Diciembre 2005

CALIFICACION	INTERNACIONAL		LOCAL		TOTAL	
	MONTO	% PART.	MONTO	% PART.	MONTO	% PART.
AAA	245.503	88,03%	0	0,00%	245.503	80,34%
AA	498	0,18%	15.110	56,58%	15.608	5,11%
A	32.889	11,79%	533	1,99%	33.421	10,94%
OTRAS	0	0,00%	11.061	41,42%	11.061	3,62%
TOTAL	**278.889**	**100,00%**	**26.704**	**100,00%**	**305.593**	**100,00%**

INVERSIONES

Inversiones / Activos

Al 31 de Diciembre del 2005

BANCOS	MILES USD $	% DEL TOTAL ACTIVOS	RANKING
CITIBANK	157.610	67,82%	1
PACIFICO	312.837	28,88%	2
GUAYAQUIL	286.205	20,20%	3
PRODUBANCO	164.445	16,78%	4
INTERNACIONAL	88.120	11,44%	5
PICHINCHA	260.006	11,04%	6
SOLIDARIO	32.711	10,99%	7
BOLIVARIANO	70.389	8,97%	8
MACHALA	15.478	6,58%	9
AUSTRO	13.689	4,22%	10
10 PRIMEROS BANCOS	**1.401.491**	**16,53%**	
TOTAL SISTEMA	**1.502.448**	**15,25%**	

PORTAFOLIO DE CRÉDITO

En miles de dólares


SÓLIDO
MANEJO
394.499
452.428
468.222
571.663
670.746
DIC. 01
DIC.02
DIC.03
DIC.04
DIC.05

Crecimiento del Último Año: US$ 99.083 17,33%

PORTAFOLIO DE CRÉDITO


468.222
571.663
670.746
0,00%
0,04%
0,63%
7,30%
6,23%
5,00%
34,22%
38,07%
42,52%
58,48%
55,66%
51,85%
DIC 03
DIC 04
DIC 05
COMERCIAL
CONSUMO
VIVIENDA
MICROCREDITO

PORTAFOLIO DE CRÉDITO

Al 31 de Diciembre del 2005

BANCOS	MILES USD $	% DEL TOTAL	RANKING
PICHINCHA	1.618.326	24,89%	1
PRODUBANCO	847.539	13,03%	2
GUAYAQUIL	**670.746**	**10,31%**	**3**
PACIFICO	595.647	9,16%	4
INTERNACIONAL	560.336	8,62%	5
BOLIVARIANO	527.753	8,12%	6
AUSTRO	230.855	3,55%	7
SOLIDARIO	207.283	3,19%	8
MACHALA	156.465	2,41%	9
CITIBANK	89.154	1,37%	10
10 PRIMEROS BANCOS	**5.504.105**	**84,64%**	
TOTAL SISTEMA	**6.502.960**	**100,00%**	

CARTERA VENCIDA

En miles de dólares


+ 26,3 %
- 62,6 %
40.000
35.000
30.000
25.000
20.000
15.000
10.000
5.000
0
22.337
28.200
10.548
- 17.652
DIC 03
DIC 04
DIC 05

CARTERA VENCIDA = CARTERA VENCIDA + NON ACRUAL

INDICE DE CARTERA VENCIDA


4,77%
4,93%
1,57%
- 3, 36%
6,00%
5,00%
4,00%
3,00%
2,00%
1,00%
0,00%
DIC 03
DIC 04
DIC 05

NOTA: INDICE TOTAL CARTERA INCLUYE CONTINGENTES NETOS Y ACEPTACIONES.

CARTERA VENCIDA

Al 31 de Diciembre del 2005

BANCOS	MILES USD $	INDICE	RANKING
INTERNACIONAL	6.139	1,10%	1
CITIBANK	1.146	1,29%	2
BOLIVARIANO	6.791	1,29%	3
GUAYAQUIL	**10.548**	**1,57%**	**4**
PRODUBANCO	19.159	2,26%	5
PICHINCHA	46.633	2,88%	6
MACHALA	4.782	3,06%	7
SOLIDARIO	10.185	4,91%	8
AUSTRO	20.092	8,70%	9
PACIFICO	75.449	12,67%	10
10 PRIMEROS BANCOS	**200.925**	**3,65%**	
TOTAL SISTEMA	**265.695**	**4,09%**	

CALIFICACIÓN DE LA CARTERA DE CRÉDITO

Al 31 de Diciembre del 2005

	RESUMEN GENERAL	MONTO	% RIESGO	PROVISIONES REQUERIDAS	PROVISION CONSTITUIDA	EXCEDENTE PROVISION
A	RIESGO NORMAL	638.255.685	94,35%	6.382.062	6.382.062	0
B	RIESGO POTENCIAL	20.050.968	2,96%	1.504.019	1.504.019	0
C	DEFICIENTE	13.777.921	2,04%	4.992.819	4.992.819	0
D	DUDOSO RECAUDADO	2.594.851	0,38%	1.298.613	1.298.613	0
E	PERDIDA	1.812.640	0,27%	1.812.641	1.812.641	0
	TOTAL	**676.492.064**	**100,00%**	**15.990.154**	**15.990.154**	**0**

La calificación de carteras de crédito y contingentes presentada en el cuadro cuenta con la revisión y la opinión limpia de los auditores externos.

DEPÓSITOS CON EL PÚBLICO

En miles de dólares


CONFIANZA
411.240
550.612
661.998
801.280
1.013.556
DIC. 01
DIC.02
DIC.03
DIC.04
DIC.05

Crecimiento del Último Año: US$ 212.277 26,49%

DEPÓSITOS CON EL PÚBLICO

Al 31 de Diciembre del 2005

BANCOS	MILES USD $	% DEL TOTAL	RANKING
PICHINCHA	1.873.506	24,18%	1
GUAYAQUIL	**1.013.556**	**13,08%**	**2**
PACIFICO	848.124	10,94%	3
PRODUBANCO	781.262	10,08%	4
INTERNACIONAL	664.612	8,58%	5
BOLIVARIANO	650.500	8,39%	6
AUSTRO	283.809	3,66%	7
MACHALA	207.371	2,68%	8
SOLIDARIO	197.588	2,55%	9
CITIBANK	177.519	2,29%	10
10 PRIMEROS BANCOS	**6.697.846**	**86,43%**	
TOTAL SISTEMA	**7.749.579**	**100,00%**	

PATRIMONIO

En miles de dólares


SOLIDEZ
52.574
76.950
78.877
85.771
101.586
DIC. 01
DIC.02
DIC.03
DIC.04
DIC.05

Crecimiento del Último Año: US$ 15.815 18,44%

PATRIMONIO TÉCNICO

Al 31 de Diciembre del 2005

BANCOS	INDICE	RANKING
CITIBANK	15,30%	1
BOLIVARIANO	12,74%	2
PACIFICO	11,91%	3
PRODUBANCO	11,81%	4
GUAYAQUIL	11,20%	5
MACHALA	11,01%	6
AUSTRO	10,72%	7
INTERNACIONAL	10,13%	8
PICHINCHA	10,12%	9
SOLIDARIO	9,52%	10
10 PRIMEROS BANCOS	11,13%	
TOTAL SISTEMA	11,73%	

PATRIMONIO TÉCNICO

En miles de dólares


100.000
80.000
60.000
40.000
20.000
0
81.195
Excedente 14. 808
11,01%
2004
+ 14. 979
96.174
Excedente 18. 894
11,20%
2005
19,00%
17,00%
15,00%
13,00%
11,00%
9,00%
7,00%
5,00%
PATRIMONIO REQUERIDO
EXCEDENTE PATRIMONIO
SOLVENCIA

PATRIMONIO TÉCNICO

BANCO DE GUAYAQUIL Y GRUPO FINANCIERO

Al 31 de Diciembre del 2005
(En miles de dólares)

	BANCO US$	GRUPO FINANCIERO US$
PATRIMONIO TECNICO PRIMARIO	64,909	64,909
PATRIMONIO TECNICO SECUNDARIO	38,594	38,654
PATRIMONIO TECNICO TOTAL	**103,503**	**103,563**
DEDUCCIONES AL PATRIMONIO TECNICO TOTAL	7,329	
PATRIMONIO TECNICO CONSTITUIDO	**96,174**	**103,563**
TOTAL ACTIVOS Y CONT. PONDERADOS POR RIESGO	858,670	866,209
PATRIMONIO TECNICO REQUERIDO	**77,280**	**77,959**
EXCEDENTE O DEFICIENCIA DEL PAT.TEC. REQUERIDO	**18,894**	**25,604**
RELACION DEL PATRIMONIO TECNICO CONSTITUIDO	11.20%	11.96%

UTILIDAD

En miles de dólares


RENTABILIDAD
CRECIENTE
7.176
10.539
11.412
11.636
16.969
DIC. 01
DIC.02
DIC.03
DIC.04
DIC.05

Crecimiento del Último Año: US$ 5.333 47,09%

UTILIDAD

Al 31 de Diciembre del 2005

BANCOS	MILES USD $	% DEL TOTAL	RANKING
PICHINCHA	40.183	25,35%	1
PRODUBANCO	18.645	11,76%	2
PACIFICO	18.325	11,56%	3
INTERNACIONAL	17.185	10,84%	4
GUAYAQUIL	**16.969**	**10,71%**	**5**
BOLIVARIANO	13.467	8,50%	6
AUSTRO	6.273	3,96%	7
SOLIDARIO	3.198	2,02%	8
CITIBANK	2.594	1,64%	9
MACHALA	2.222	1,40%	10
10 PRIMEROS BANCOS	**139.060**	**87,73%**	
TOTAL SISTEMA	**158.509**	**100,00%**	

RENTABILIDAD (ROE)


+ 4, 92%
+ 2, 47%
15,60%
20,52%
17,60%
20,07%
2004
2005
GUAYAQUIL
TOTAL SISTEMA

Nota: Resultados del Ejercicio / Patrimonio Promedio sin incluir Utilidades

GESTIÓN FINANCIERA

EFICIENCIA OPERATIVA

Gastos Operacionales / Captaciones

Al 31 de Diciembre del 2005

BANCOS	INDICE	RANKING
GUAYAQUIL	**4,91%**	**1**
PACIFICO	5,10%	2
INTERNACIONAL	5,93%	3
BOLIVARIANO	6,07%	4
CITIBANK	7,06%	5
MACHALA	7,50%	6
PRODUBANCO	7,63%	7
AUSTRO	7,64%	8
PICHINCHA	7,75%	9
SOLIDARIO	13,66%	10
10 PRIMEROS BANCOS	**6,78%**	
TOTAL SISTEMA	**7,44%**	

EFICIENCIA OPERATIVA

Gastos Operacionales / Activo + Contingentes

Al 31 de Diciembre del 2005

BANCOS	INDICE	RANKING
PACIFICO	3,95%	1
GUAYAQUIL	**4,15%**	**2**
INTERNACIONAL	4,44%	3
BOLIVARIANO	4,63%	4
PRODUBANCO	4,81%	5
CITIBANK	5,38%	6
PICHINCHA	6,10%	7
MACHALA	6,34%	8
AUSTRO	6,53%	9
SOLIDARIO	12,12%	10
10 PRIMEROS BANCOS	**5,25%**	
TOTAL SISTEMA	**5,79%**	

BANCOS CORRESPONSALES Y DE INVERSIÓN

BANCOS PRIVADOS INTERNACIONALES

AMERICA

AMERICA DEL NORTE
AMERICAN EXPRESS
HEMISPHERE BANK
PINEBANK
THE BANK OF NEW YORK
REGIONS BANK
CITIBANK
STANDARD CHARTERED
EASTERN NATIONAL BANK
BANK OF AMERICA
WACHOVIA BANK
LEHMAN BROTHERS
INTERNATIONAL ASSETS HOLDING

AMERICA CENTRAL
BCO. INTL. COSTA RICA (BICSA)

AMERICA DEL SUR
BANCO DE CREDITO DEL PERU
BANCO DEL ESTADO DE CHILE
BANCOEX

EUROPA Y ASIA

COMMERZBANK - FRANKFURT
NATEXIS
BHF BANK
BANCO SABADELL
BANCO BILBAO VISCAYA ARGENTARIA
SANTANDER CENTRAL HISPANO
CAJA DE MADRID
CAIXA GALICIA
DRESDNER BANK

BANCOS CORRESPONSALES Y DE INVERSIÓN

ORGANISMOS MULTILATERALES DE CREDITO

BLADEX
CAF

ORGANISMOS GUBERNAMENTALES DE CREDITO

EXIMBANK DE ESTADOS UNIDOS
HERMES DE ALEMANIA
COFACE DE FRANCIA
BANCOLDEX DE COLOMBIA
EDC DE CANADA
CESCE DE ESPAÑA
CORFO DE CHILE
FINAMEX DE BRASIL
COMMODITY CREDIT CORP. DE ESTADOS UNIDOS

TARJETAS DE CRÉDITO

CONVENIO AMERICAN EXPRESS



Banco de Guayaquil emisor EXCLUSIVO hasta el 2015

BANCA TRANSACCIONAL Y DE SERVICIOS

DISTRIBUCIÓN OFICINAS Y VENTANILLAS EXTENDIDAS


70
7
43
20
95
10
53
32
115
10
66
39
DIC 03
DIC 04
DIC 05
SIERRA
COSTA
AUSTRO

DISTRIBUCIÓN DE CAJEROS AUTOMÁTICOS



135
10
84
41
242
18
128
96
292
23
151
118
DIC 03
DIC 04
DIC 05
SIERRA
COSTA
AUSTRO

RESUMEN DE TRANSACCIONES POR CANAL

RESUMEN DE TRANSACCIONES POR CANAL

CANALES	No. TRANSACCIONES	%
Oficinas y Ventanillas Extendidas	20.021.129	45,51%
ATMs	15.872.740	36,08%
Banca Virtual y Electrónica	3.703.719	8,42%
Banca Telefónica	2.113.241	4,80%
Buzón Electrónico	2.085.713	4,74%
Banca Celular	201.011	0,46%
TOTAL	43.997.553	100,00%

CONVENIOS COMERCIALES

CONVENIO CON EL GOBIERNO DE LOS ESTADOS UNIDOS


BANCO DE GUAYAQUIL
¡Sólidamente a su lado!

CONVENIO CON LA EMBAJADA DE ESPAÑA


E GUAYAQU

Convenio con la Embajada de España

El Banco de Guayaquil realizará la recaudación de tasas consulares y asignación de citas para los trámites de solicitud de visas a España, haciendo el proceso mas rápido, cómodo y seguro en todo el país

CONVENIO CON BANCOS ESPAÑOLES


Banco de Guayaquil y
Banco Bilbao Vizcaya Argentaria
presentan la mejor noticia
desde el exterior
Ahora sus familiares
podrán enviarle dinero
desde más de 25000 puntos
en Estados Unidos y
España directamente al banco.
BBVA
BANCO DE GUAYAQUIL
Banco de Guayaquil y
Banco Santander Central Hispano
más de 2.500 razones para
estar más cerca de sus seres queridos
Sus familiares podrán
enviarle dinero desde sus
más de 2500 agencias en
España.
BANCO DE GUAYAQUIL

ACUERDO DE COOPERACION CON CAIXA GALICIA

Banco de Guayaquil firma acuerdo de cooperación con Caixa Galicia


BANCO DE GUAYAQUIL
CAIXAGALICIA

DEPÓSITO DIRECTO


Reciba su Pensión de Jubilación en forma automática a través de Depósito Directo
Receive your U.S. government benefit payment automatically through Direct Deposit
BANCO DE GUAYAQUIL
MULTIBANCO
¡Sólidamente a su lado!
www.bancoguayaquil.com

CONVENIO CON BNF


BANCO DE GUAYAQUIL
MULTIBANCO
BAN
BNF
Red Oportuna
Consultas.
Retiros.
Transferencias.
Pagos de Servicios luz, agua, teléfono.
Cambio de clave.
Compra tiempo aire.
www.banco .com

Convenio con
Banco Nacional de Fomento

APORTES AL ESTADO BANCO DE GUAYAQUIL Y GRUPO FINANCIERO BG

IMPUESTOS Y CONTRIBUCIONES

En miles de dólares

Al 31 de Diciembre del 2005

CONCEPTO	BANCO DE GUAYAQUIL S.A.	SUBSIDIARIAS	GRAN TOTAL	% TOTAL
AGD	4.813	0	4.813	43,02%
IMPUESTO A LA RENTA (S.R.I.)	2.951	182	3.133	28,00%
SUPERINTENDENCIA DE BANCOS	2.127	15	2.142	19,15%
INNFA	407	0	407	3,63%
OTRAS INSTITUCIONES	228	24	252	2,25%
IMPUESTO DE CAPITAL EN GIRO (MUNICIPAL)	236	8	243	2,18%
IMPUESTOS PREDIALES	95	0	95	0,85%
PATENTES MUNICIPALES	62	10	72	0,64%
SUPERINTENDENCIA DE COMPAÑIAS	25	5	30	0,27%
ICC PAGADO	0	0	0	0,00%
TOTAL 2005	10.944	244	11.187	100,00%
% TOTAL POR COMPAÑÍA	97,82%	2,18%	100,00%	

IMPUESTOS Y CONTRIBUCIONES

Evolución

En miles de dólares


5.318
6.771
6.951
9.243
11.187
DIC. 01
DIC. 02
DIC. 03
DIC. 04
DIC. 05

Monto Aportado últimos 5 años: $ 39.470

ACCIÓN BG 2005

RENTABILIDAD ACCION BG

Rentabilidad Acción BG vs Instrumentos de Renta Fija


16,47%
4,26%
4,01%
17,03%
4,39%
4,06%
2004
2005
Rendimiento Anual Accion BG
Tasa Bono Tesoro Americano 10 años
Tasa Pasiva Referencial Promedio

Nota: Rendimiento Anual Acción BG=Utilidad del Ejercicio / Capitalización Bursátil del cierre del año anterior.

CAPITALIZACIÓN BURSÁTIL

Evolución

En miles de dólares


61.120
70.656
70.656
99.647
150.000
DIC. 01
DIC. 02
DIC. 03
DIC. 04
DIC. 05

Capitalización Bursátil: Número de Acciones en Circulación multiplicado por el precio de mercado de la acción

Crecimiento del Ultimo Año: US$ 50.353 50,53%

PRECIO Y UTILIDAD POR ACCIÓN

PRECIO POR ACCIÓN USD


+ 33,0%
1,88
2,50
DIC. 04
DIC. 05

UTILIDAD POR ACCIÓN CTVS. USD


+ 29,0%
21,95
28,28
DIC. 04
DIC. 05

PRESENCIA BURSATIL


CORPORACION CIVIL
BVG
DE GUAYAQUIL
Guayaquil, 24 de enero del 2006.
Economista
Julio Mackliff Elizalde
Vicepresidente Ejecutivo
Banco de Guayaquil
Ciudad
De mis consideraciones:
En respuesta a su comunicación me permito certificar que la acción de Banco de Guayaquil obtuvo la mayor presencia bursátil en la Bolsa de Valores de Guayaquil 69,35%, en el cuarto trimestre del 2005.
Sin más particular por el momento reciba usted un cordial saludo.
Atentamente,
Enrique Arosemena Baquerizo
Director General
69,35%

CALIFICACIÓN


¡Sólidamente a su lado!
AA+
Banco de Guayaquil obtuvo la mejor calificación dentro de los Bancos Privados Ecuatorianos, de acuerdo al Análisis de la Firma Calificadora de riesgo Humphreys.
Qué significa la calificación "AA"
Qué significa el signo "+"
BANCO DE GUAYAQUIL
MULTIBANCO

ACCIÓN SOCIAL

APOYO A LA COMUNIDAD


Montepiedra
Centro Educativo Técnico Laboral
El espíritu de avanzar.

APOYO A LA COMUNIDAD

niñoesperanza

APOYO A LA COMUNIDAD

CENTRO CULTURAL METROPOLITANO

APOYO A LA COMUNIDAD

CRUZ ROJA
PROV. DEL GUAYAS

APOYO A LA COMUNIDAD

Hogar de Cristo

Más que una casa, un hogar

APOYO A LA COMUNIDAD

FUNDACION RESURGERE

APOYO A LA COMUNIDAD

NIÑOS CON FUTURO

FUNDACION

ORDEN DEL DIA

OPINION PRICEWATERHOUSECOOPERS

PRICEWATERHOUSECOOPERS

A los miembros del Directorio y accionistas del

Banco de Guayaquil S.A.

Guayaquil, 3 de febrero del 2006

1. Hemos auditado el balance general adjunto del Banco de Guayaquil S.A. al 31 de diciembre del 2005 y los correspondientes estados de pérdidas y ganancias, de evolución del patrimonio y de flujos de efectivo por el año terminado en esa fecha. Estos estados financieros son responsabilidad de la Administración del Banco. Nuestra responsabilidad es expresar una opinión sobre estos estados financieros basados en nuestra auditoría.

2. Nuestra auditoría fue efectuada de acuerdo con Normas Internacionales de Auditoría. Estas normas requieren que una auditoría sea diseñada y realizada para obtener certeza razonable de si los estados financieros no contienen exposiciones erróneas o inexactas de carácter significativo. Una auditoría incluye el examen, a base de pruebas, de la evidencia que soporta las cantidades y revelaciones presentadas en los estados financieros. Incluye también la evaluación de los principios de contabilidad utilizados y de las estimaciones relevantes hechas por la Administración, así como una evaluación de la presentación general de los estados financieros. Consideramos que nuestra auditoría provee una base razonable para expresar una opinión.

3. Tal como se explica en la Nota 2, los estados financieros mencionados en el primer párrafo han sido preparados sobre la base de normas contables establecidas por la Superintendencia de Bancos y Seguros, las cuales difieren de las Normas Ecuatorianas de Contabilidad y Normas Internacionales de Información Financiera. Estas bases de preparación fueron adoptadas para atender las disposiciones emitidas por la Superintendencia de Bancos y Seguros del Ecuador; por esta razón, los estados financieros no deben ser usados para otros propósitos.

4. En nuestra opinión, los estados financieros arriba mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera del Banco de Guayaquil S.A. al 31 de diciembre del 2005 y los resultados de sus operaciones, las variaciones en su patrimonio y sus flujos de efectivo por el año terminado en esa fecha, de conformidad con normas contables establecidas por la Superintendencia de Bancos y Seguros.

5. Como se menciona en la Nota 2 b) a los estados financieros, de acuerdo con disposiciones de la Superintendencia de Bancos y Seguros los estados financieros del Banco de Guayaquil S.A. deben presentarse en forma individual y consolidada con sus subsidiarias; por lo tanto, los estados financieros consolidados se presentan por separado. Los estados financieros adjuntos deben ser leídos en conjunto con los estados financieros consolidados.

PricewaterhouseCoopers
No. de Registro en la
Superintendencia de
Bancos : AE9101

Roberto Tugendhat V.
Socio Apoderado

INFORME DEL COMISARIO

PRICEWATERHOUSECOOPERS

A los miembros del Directorio y accionistas del

Banco de Guayaquil S.A.

Guayaquil, 3 de febrero del 2006

1. **Hemos auditado el balance general adjunto del Banco de Guayaquil S.A. al 31 de diciembre del 2005 y los correspondientes estados de pérdidas y ganancias, de evolución del patrimonio y de flujos de efectivo por el año terminado en esa fecha. Estos estados financieros son responsabilidad de la Administración del Banco. Nuestra responsabilidad es expresar una opinión sobre estos estados financieros basados en nuestra auditoría.**

2. **Nuestra auditoría fue efectuada de acuerdo con Normas Internacionales de Auditoría. Estas normas requieren que una auditoría sea diseñada y realizada para obtener certeza razonable de si los estados financieros no contienen exposiciones erróneas o inexactas de carácter significativo. Una auditoría incluye el examen, a base de pruebas, de la evidencia que soporta las cantidades y revelaciones presentadas en los estados financieros. Incluye también la evaluación de los principios de contabilidad utilizados y de las estimaciones relevantes hechas por la Administración, así como una evaluación de la presentación general de los estados financieros. Consideramos que nuestra auditoría provee una base razonable para expresar una opinión.**

3. Tal como se explica en la Nota 2, los estados financieros mencionados en el primer párrafo han sido preparados sobre la base de normas contables establecidas por la Superintendencia de Bancos y Seguros, las cuales difieren de las Normas Ecuatorianas de Contabilidad y Normas Internacionales de Información Financiera. Estas bases de preparación fueron adoptadas para atender las disposiciones emitidas por la Superintendencia de Bancos y Seguros del Ecuador; por esta razón, los estados financieros no deben ser usados para otros propósitos.

4. En nuestra opinión, los estados financieros arriba mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera del Banco de Guayaquil S.A. al 31 de diciembre del 2005 y los resultados de sus operaciones, las variaciones en su patrimonio y sus flujos de efectivo por el año terminado en esa fecha, de conformidad con normas contables establecidas por la Superintendencia de Bancos y Seguros.

5. De acuerdo con disposiciones de la Superintendencia de Bancos y Seguros los estados financieros del Banco de Guayaquil S.A. deben presentarse en forma individual y consolidada con sus subsidiarias; por lo tanto, los estados financieros consolidados se presentan por separado. Los estados financieros adjuntos deben ser leídos en conjunto con los estados financieros consolidados.

6. **Hemos dado cumplimiento, desde la fecha de nuestra contratación y como parte integrante de nuestro examen de los referidos estados financieros, a lo establecido en el artículo 279 de la Ley de Compañías y, de acuerdo con lo requerido por las normas legales vigentes, informamos que:**

a) las cifras presentadas en los estados financieros concuerdan con los libros de contabilidad del Banco;

b) el examen de los estados financieros incluyó un estudio y evaluación de la estructura de control interno del Banco efectuado con el alcance previsto en las Normas Internacionales de Auditoría aplicables a exámenes de estados financieros. Los resultados de dicha evaluación serán comunicados a los señores directores y accionistas en un informe por separado.

c) en lo que es materia de nuestra competencia, los resultados de las pruebas efectuadas no revelaron situaciones que se consideren incumplimientos significativos de normas legales, reglamentarias, estatutarias, y de las resoluciones de la Junta General de Accionistas y del Directorio, por parte de la Administración. Nuestro informe sobre cumplimiento de obligaciones tributarias correspondientes al año terminado el 31 de diciembre del 2005 del Banco requerido por disposiciones vigentes, se emitirá por separado.

El cumplimiento de las normas legales, reglamentarias y estatutarias, así como los criterios de aplicación de dichas normas, son responsabilidad de la Administración del Banco. Tales criterios podrían eventualmente no ser compartidos por las autoridades competentes

7. La información requerida en el Capítulo II del Subtítulo IV del Título VIII de la Codificación de Resoluciones de la Superintendencia de Bancos y Seguros y de la Junta Bancaria, sobre el cumplimiento del Banco de las normas para la prevención de lavado de dinero provenientes de actividades ilícitas, consta en un informe por separado.

8. Debido a lo explicado en el párrafo 3 anterior, este informe de comisario se emite exclusivamente para información y uso de los accionistas y Administración del Banco de Guayaquil S.A. y para su presentación a la Superintendencia de Bancos y Seguros en cumplimiento de las disposiciones emitidas por esta entidad de control; y no debe ser utilizado para otros propósitos.

PricewaterhouseCoopers

Comisario

INFORME DEL AUDITOR INTERNO

INFORME DEL AUDITOR INTERNO

Guayaquil, 30 de enero del 2006

A los señores miembros del Directorio y accionistas del BANCO DE GUAYAQUIL S.A.

En mi calidad de Auditora Interna, nombrada por la Junta General de Accionistas del Banco, a continuación presento el informe sobre las auditorías y revisiones realizadas durante el año 2005. El informe contiene tres capítulos relativos a:

1.- INFORME SOBRE LOS ESTADOS FINANCIEROS:

Audité el Balance General del Banco de Guayaquil adjunto cerrado al 31 de Diciembre del 2005, y los correspondientes estados de Pérdidas y Ganancias, de Evolución del Patrimonio y de Flujos de Efectivo por el año terminado en esa fecha. Estos estados financieros son de responsabilidad de la Administración del Banco. Mi responsabilidad como Auditora Interna es expresar una opinión sobre la razonabilidad de dichos estados financieros en base a las auditorías practicadas.

Las revisiones que realicé fueron efectuadas de acuerdo con Normas de Auditoría Generalmente Aceptadas. Estas normas requieren que toda auditoría provea de evidencias suficientes acerca de la razonabilidad de los estados financieros para determinar si éstos contienen o no exposiciones erróneas o inexactas significativas. Una auditoría incluye también, a base de pruebas, el examen de las evidencias que soportan las cifras de los estados financieros y la evaluación del sistema de control interno, así como la aplicación adecuada de las normas contables establecidas por la Superintendencia de Bancos. Considero que las pruebas llevadas a cabo proveen de una base razonable para expresar una opinión.

Los estados financieros indicados en el párrafo 1 *presentan razonablemente, en todos los aspectos importantes, la situación financiera del Banco de Guayaquil S.A. al 31 de diciembre del 2005* y los resultados de sus operaciones, la evolución del patrimonio y sus flujos de efectivo por el año terminado en esa fecha, de conformidad con principios y normas contables establecidos por la Superintendencia de Bancos del Ecuador y los principios de contabilidad generalmente aceptados, en lo que éstos no se contrapongan a los anteriores.

2.- INFORME SOBRE CUMPLIMIENTO DE DISPOSICIONES DE LA SUPERINTENDENCIA DE BANCOS.-

De conformidad con las disposiciones emanadas por los organismos de control, descritas en el Art. 86 de la Ley General de Instituciones del Sistema Financiero y en el Art. 2 de la Sección III del Subtítulo II del Título VIII de la Codificación de Resoluciones de la Superintendencia de Bancos y Seguros y de la Junta Bancaria, relativas a mis funciones como auditora interna. Informo que durante el año 2005 llevé a cabo las pruebas de auditoría y verificaciones necesarias para confirmar que las operaciones y procedimientos del banco se ajustan a la Ley, a sus estatutos, a sus normas internas y demás disposiciones legales relacionadas. Como resultado del trabajo realizado, informo que el Banco de Guayaquil cumplió apropiadamente con los siguientes requerimientos establecidos en las disposiciones legales:

- **La administración del Banco expidió las políticas y procedimientos necesarios para la implementación de una gestión prudente basada en conceptos de "Buen Gobierno Corporativo".**

- **Durante el período examinado, la administración del Banco cumplió con las Resoluciones de la Junta General de Accionistas, con las emitidas por el Directorio y con las emanadas de nuestra entidad de control.**

•El nivel de patrimonio Técnico (Formulario 229), durante todo el período examinado supera los mínimos establecidos.

•No existen operaciones que excedan los cupos y límites de crédito, (Formularios No. 250 A,B,C);

•La Calificación de Activos de riesgo y constitución de provisiones (Formularios 231-A y 231-B), se la realizó de conformidad con las disposiciones vigentes y las provisiones constituidas son suficientes para cubrir eventuales pérdidas en la recuperación de estos activos de riesgo.

•Toda la información financiera solicitada por los organismos de control fue entregada en los términos solicitados, surge de los sistemas de información del banco y de bases de datos actualizadas.

•Los niveles de encaje y liquidez superan los niveles mínimos establecidos;

•El sistema de control interno, así como el de gestión de riesgo diseñado y aplicado por el banco es adecuado y apegado a las normas de prudencia bancaria, lo que permite disponer de información confiable. Adicionalmente, durante el 2005, se ha fortalecido la gestión basada en el concepto de administración integral de riesgos.

•Efectué el seguimiento y aplicación de las recomendaciones emanadas por los auditores de la entidad de control, así como las emitidas por los auditores externos y los propios señalados por auditoría interna.

3.- **INFORME SOBRE CUMPLIMIENTO DE DISPOSICIONES DE LA SUPERINTENDENCIA DE BANCOS RESPECTO DE LOS CONTROLES PARA PREVENCION DE OPERACIONES DE LAVADO DE ACTIVOS.-**

Los controles aplicados por el Banco para la prevención de operaciones relacionadas con lavado de activos son apropiados y observan los requerimientos establecidos por las entidades de control. Como unidad de auditoria interna evaluamos la gestión de la Unidad y del Oficial de Cumplimiento, así como la aplicación consistente de estas normas de prevención en las distintas operaciones que se cursan en las oficinas y departamentos del Banco y de sus empresas subsidiarias. En mi opinión, las políticas, normas y procedimientos aplicados por el Banco cumplen apropiadamente con el propósito de controlar y prevenir el lavado de activos provenientes de actividades ilícitas.

Atentamente,

Rocío Bohórquez Romero
Vicepresidente - Auditora Interna
Calificada por la Superintendencia de Bancos
Resolución No. SB-96-0480

ORDEN DEL DIA

ESTADOS FINANCIEROS CONSOLIDADOS DEL BANCO DE GUAYAQUIL

BALANCE GENERAL

DESCRIPCION	MILES DE US$
ACTIVO	1,416,971
11 FONDOS DISPONIBLES	376,553
12 FONDOS INTERBANCARIOS VENDIDOS	0
13 INVERSIONES	286,205
14 CARTERA DE CRÉDITO NETA	545,507
15 DEUDORES POR ACEPTACIÓN	16,331
16 CUENTAS POR COBRAR	49,787
17 BIENES ADJUDICADOS POR PAGO	15,535
18 ACTIVO FIJO	71,397
19 OTROS ACTIVOS	55,656
TOTAL CUENTAS CONTINGENTES	363,488

BALANCE GENERAL

DESCRIPCION	MILES DE US$
PASIVO	**1,315,385**
21 OBLIGACIONES CON EL PUBLICO	1,013,556
22 OPERACIONES INTERBANCARIAS	0
23 OBLIGACIONES INMEDIATAS	5,032
24 ACEPTACIONES EN CIRCULACION	16,331
25 CUENTAS POR PAGAR	29,888
26 OBLIGACIONES FINANCIERAS	230,171
27 VALORES EN CIRCULACION	4
28 OBLIGACIONES CONV. EN ACC. Y APORTES	15,000
29 OTROS PASIVOS	5,403

BALANCE GENERAL

DESCRIPCION	MILES DE US$
PATRIMONIO	**101,586**
31 CAPITAL SOCIAL	60,000
33 RESERVAS	6,136
35 SUPERAVIT POR VALUACIONES	16,513
36 RESULTADOS	18,937
RESULTADOS DEL EJERCICIO	16,969
CUENTAS DE ORDEN	**2,265,463**
DEUDORAS	228,551
ACREEDORAS	2,036,912

ESTADO DE PERDIDAS Y GANANCIAS

ESTADO DE PERDIDAS Y GANANCIAS

DESCRIPCION	MILES DE US$
INGRESOS FINANCIEROS	**114,081**
Intereses y descuentos ganados	68,305
Comisiones ganadas	24,106
Utilidades financieras	2,824
Ingresos por servicios	18,845
EGRESOS FINANCIEROS	**31,337**
Intereses causados	27,707
Comisiones causadas	2,585
Pérdidas financieras	1,045
MARGEN BRUTO FINANCIERO	**82,744**

ESTADO DE PERDIDAS Y GANANCIAS

DESCRIPCION	MILES DE US$
INGRESOS OPERACIONALES	**26,026**
Otros ingresos operacionales	26,026
EGRESOS OPERACIONALES	**53,725**
Gastos de operación	51,508
Otras pérdidas operacionales	2,217
OTROS INGRESOS Y GASTOS OPERACIONALES	**-27,699**
UTILIDAD OPERACIONAL	**55,044**

ESTADO DE PERDIDAS Y GANANCIAS

DESCRIPCION	MILES DE US$
PROVISIONES,DEPRECIACIONES Y AMORTIZACIONES	**39,913**
MARGEN OPERACIONAL NETO	**15,131**
INGRESOS Y GASTOS NO OPERACIONALES	**8,895**
Otros ingresos	9,203
Otros gastos y pérdidas	-309
UTILIDAD ANTES DE IMPUESTO Y PARTICIPACIONES	**24,026**
Participación trabajadores	3,699
Impuesto INNFA	407
Impuesto a la renta	2,951
UTILIDAD DEL EJERCICIO	**16,969**

ORDEN DEL DIA

CARTA DEL DIRECTORIO

Guayaquil, 23 de febrero del 2006.

Señores Accionistas

BANCO DE GUAYAQUIL S.A.

Ciudad.-

El Directorio que presido, en sesión celebrada en esta fecha, analizó la situación de los negocios sociales con la máxima atención, evaluándola en el contexto de las circunstancias económicas y financieras que prevalecen en el ámbito nacional e internacional y procedió a conocer los resultados del ejercicio económico de 2005 que constan en el Estado de Pérdidas y Ganancias, de cuyos resultados se desprende la siguiente situación (calculada en dólares de los Estados Unidos de América):

Resultados antes de impuestos y participaciones	US$	24'025,700.64
(-) 15% participación trabajadores		3'699,221.75
(-) 2% INNFA		406,529.58
(-) Impuesto a la Renta		2'951,296.08
Resultados del ejercicio		16'968,653.23

102

El Directorio resolvió unánimemente aceptar las explicaciones del Presidente Ejecutivo y en consecuencia acordó recomendar a la Junta General de Accionistas que se apruebe el estado de pérdidas y ganancias del ejercicio económico correspondiente al año 2005 y se distribuyan los resultados, teniendo en consideración lo siguiente:

El 17 de junio del 2005, el Vicepresidente Ejecutivo del Banco, Econ. Julio Mackliff Elizalde envió a la Superintendencia de Banco, una comunicación en la que informó, la decisión del Directorio del Banco de Guayaquil S.A., respecto a la repartición de dividendos anticipados hasta por la cantidad US$2´000,000.00, correspondientes al primer semestre del año 2005, resolución que fue autorizada en la sesión celebrada el 16 de junio del 2005.

El 17 de noviembre del 2005, el Vicepresidente Ejecutivo del Banco, Econ. Julio Mackliff Elizalde envió a la Superintendencia de Banco, una comunicación en la que informó, la decisión del Directorio del Banco de Guayaquil S.A., respecto a la repartición de dividendos anticipados hasta por la cantidad US$2´000,000.00, correspondientes al segundo semestre del año 2005, resolución que fue autorizada en la sesión celebrada el 16 de noviembre del 2005.

La Superintendencia de Bancos mediante oficio No. SBS-IRG-SAIFG1-SUP-2006-125, del 23 de enero del 2006, autorizó al Banco de Guayaquil S.A. el reparto de dividendos en efectivo a sus accionistas correspondientes al ejercicio del 2005 y dejó sin efecto lo dispuesto en el oficio No.SBS-INJ-DN-2006-009 del 5 de enero del 2006,.

El Directorio a través de su Presidente, pone a consideración de la Junta que luego que se constituya US$ 1'405,734.34 para Reserva Legal, se reparta como dividendo en efectivo la cantidad de US$ 7`500,000 tomando en cuenta que US$4'000,000 fueron repartidos a los accionistas en el año 2005, como dividendos anticipados. Si la Junta así lo dispone, se repartirá adicionalmente en efectivo a los accionistas la cantidad de US$ 3´500,000 con cargo a las utilidades del año 2005.

El saldo neto de los resultados del ejercicio del 2005, esto es, la cantidad de US$8´062,918.89 se recomienda a la Junta de Accionistas autorice la constitución de una reserva especial para futuras capitalizaciones. Por lo que, la distribución de utilidades quedaría de la siguiente manera:

Resultados del ejercicio según balance	US$	16’968,653.23
(-) Reserva Legal		1’405,734.34
(-) Dividendos en efectivo		7’500,000.00
(-) Reserva especial para futuras capitalizaciones		8’062,918.89

De los señores Accionistas, muy atentamente,

Econ. Danilo Carrera Drouet

Presidente del Directorio

DIVIDENDOS POR EJERCICIO ECONÓMICO AUTORIZADOS POR LA JUNTA GENERAL DE ACCIONISTAS

En miles de dólares


1,786
4,095
4,250
5,235
5,000
5,542
5,000
5,542
7,500
8,063
2001
2002
2003
2004
2005
Dividendo en Acciones
Dividendo en Efectivo

ORDEN DEL DIA

ELECCIÓN AUDITOR INTERNO

ELECCIÓN AUDITOR INTERNO

RECOMENDACIÓN DEL COMITÉ DE AUDITORIA AL DIRECTORIO PARA QUE LA JUNTA GENERAL DE ACCIONISTAS NOMBRE AL AUDITOR INTERNO

De conformidad con lo que establece el Artículo 1.1 de la Sección II, Funcionamiento del Comité de Auditoría, del Capítulo III, Subtitulo III del Título VIII de la Codificación de Resoluciones de la Superintendencia de Bancos y Seguros y de la Junta Bancaria, el Comité de Auditoría, luego de evaluar el resultado del proceso de calificación y selección de la firma de auditoría externa, así como nuestra evaluación realizada para el nombramiento del auditor interno, recomendamos que:

No habiendo impedimento normativo para la reelección de la Ing. Rocío Bohórquez Romero como Auditora Interna del Grupo Financiero BG, este Comité sugiere al Directorio que se eleve a la Junta General de Accionistas esta recomendación.

Econ. Luis Borrero Olives
Presidente del Comité de Auditoría

ORDEN DEL DIA

ELECCIÓN AUDITOR EXTERNO

ELECCIÓN AUDITOR EXTERNO

RECOMENDACIÓN DEL COMITÉ DE AUDITORIA AL DIRECTORIO PARA QUE LA JUNTA GENERAL DE ACCIONISTAS NOMBRE AL AUDITOR EXTERNO

De conformidad con lo que establece el Artículo 1.1 de la Sección II, Funcionamiento del Comité de Auditoría, del Capítulo III, Subtitulo III del Título VIII de la Codificación de Resoluciones de la Superintendencia de Bancos y Seguros y de la Junta Bancaria, el Comité de Auditoría, luego de evaluar el resultado del proceso de calificación y selección de la firma de auditoría externa, así como nuestra evaluación realizada para el nombramiento del auditor externo, recomendamos:

Designar de entre las siguientes tres firmas al auditor externo para el Grupo Financiero Banco de Guayaquil:

Deloitte & Touche
Ernst & Young
KPMG

Econ. Luis Borrero Olives
Presidente del Comité de Auditoría

ORDEN DEL DIA

NUEVA EMISIÓN DE OBLIGACIONES CONVERTIBLES EN ACCIONES

CUPO APLICABLE AL PATRIMONIO TÉCNICO

Posterior a la capitalización aprobada por la Junta General de Accionistas

Capital Social	70.000.000
Reserva Legal	6.314.729
Total Capital Social + Reserva Legal	**76.314.729**
Cupo Máximo de Obligaciones Convertibles (30%)	22.894.419
Monto Emitido en Circulación	15.000.000
Cupo Disponible de Emisión de Obligaciones Convertibles Computables al PatrimonioTécnico	**7.894.419**

112

CARACTERISTICAS DE EMISIÓN

- **Monto:** **US$ 8.000.000**

- **Objetivos:** Financiar el crecimiento de activos productivos del Banco, mejorar la brecha de plazos entre activos y pasivos financieros y fortalecer el patrimonio técnico del Banco.

- **Plazo:** 1.800 días

- **Tasa de Interés:**
  - Clase 2-Serie B: LIBOR 6 meses + 3%
  - Clase 3-Serie C: Tasa Pasiva Referencial + 3%

- **Pago de Intereses:** Semestral

- **Pago de Capital:** Al Vencimiento

- **Tipo de Garantía:** General

FACTOR DE CONVERSIÓN

Fórmula de Conversión:

NA = KOBL / PABG

NA: Número de acciones del Banco de Guayaquil S.A., a recibir como resultado de la conversión.

KOBL= Capital de las obligaciones en dólares a ser convertidas.

PABG= Precio promedio en dólares de los Estados Unidos de América de la Acción del Banco de Guayaquil S.A., al cierre de la Bolsa de Valores de Guayaquil, durante los últimos ocho días hábiles antes del día hábil inmediato al vencimiento de capital.

IMPACTO PATRIMONIO TÉCNICO

Cifras Proyectadas a Febrero 2006

	Antes de la OCA´s	Después de la OCA´s
PATRIMONIO TECNICO PRIMARIO		
Capital social	70.000.000	70.000.000
Reserva legal	6.314.729	6.314.729
TOTAL PATRIMONIO TECNICO PRIMARIO	**76.314.729**	**76.314.729**
PATRIMONIO TECNICO SECUNDARIO		
Obligaciones convertibles	15.000.000	22.894.419
Reserva por revalorización del patrimonio	1.226.807	1.226.807
45% Superávit por valuaciones	7.430.903	7.430.903
Utilidades o excedentes acumulados	30.918	30.918
Utilidad del ejercicio	4.447.211	4.447.211
Dividendos pagados por anticipado	-	-
SUB-TOTAL PATRIMONIO TECNICO SECUNDARIO	**28.135.839**	**36.030.258**
SUB TOTAL PATRIMONIO TECNICO CONSTITUIDO	**104.450.568**	**112.344.987**

IMPACTO PATRIMONIO TÉCNICO

Cifras Proyectadas a Febrero 2006

	Antes de la OCA´s	Después de la OCA´s
Capital asignado a una sucursal o agencia en el exterior	1.714.085	1.714.085
Inversiones en otras instituciones del sistema financiero, que se conviertan en afiliadas o subsidiarias de dicha institución	5.645.508	5.645.508
TOTAL PATRIMONIO TECNICO CONSTITUIDO	**97.090.975**	**104.985.394**
ACTIVOS PONDERADOS POR RIESGO	**862.078.746**	**862.078.746**
PONDERACION	**9,00%**	**9,00%**
REQUERIMIENTO PATRIMONIO TECNICO	77.587.087	77.587.087
POSICION EXCEDENTARIA (DEFICITARIA)	**19.503.888**	**27.398.307**

IMPACTO EN EL INDICE DE SOLVENCIA

Cifras Proyectadas a Febrero 2006

	Antes de la OCA´s	Después de la OCA´s
INDICADOR DE SOLVENCIA	**11,26%**	**12,18%**
PATRIMONIO TECNICO CONSTITUIDO	97.090.975	104.985.394
ACTIVOS PONDERADOS POR RIESGO	862.078.746	862.078.746
PATRIMONIO SECUNDARIO VS. PATRIMONIO PRIMARIO	**36,87%**	**47,21%**
PATRIMONIO TECNICO SECUNDARIO	28.135.839	36.030.258
PATRIMONIO TECNICO PRIMARIO	76.314.729	76.314.729

117

ORDEN DEL DIA

MIEMBROS DEL DIRECTORIO DEL BANCO DE GUAYAQUIL

NÓMINA DE DIRECTORES

ENERO DEL 2006

DIRECTORES PRINCIPALES

1.- Econ. Danilo Carrera Drouet

2.- Ing. Carlos Lasso Mendoza

3.- Dr. Galo García Feraud

4.- Ing. Raymond Raad Dibo

5.- Sr. Marco Borja Barrezueta

DIRECTORES SUPLENTES

1.- Econ. Luis Borrero Olives

2.- Ab. Raúl Gómez Ordeñana

3.- General Raúl Oswaldo Jarrín Román

4.- Almirante Fernando Donoso Morán

5.- Lcdo. José Ayala Lasso

ORDEN DEL DÍA

5. Conocer y resolver sobre la elección del Auditor Interno para el ejercicio económico del año 2006 y fijar su remuneración:

6. Conocer y resolver sobre la elección del Auditor Externo para el ejercicio económico del año 2006 y fijar su remuneración:

7. Conocer y resolver sobre la emisión de obligaciones convertibles en acciones por la cantidad de OCHO MILLONES DE DÓLARES DE LOS ESTADOS UNIDOS DE AMÉRICA (US$ 8´000.000.00)

8. Conocer y resolver sobre el nombramiento de los miembros del Directorio del Banco de Guayaquil S.A. para el período 2006-2008 y fijar sus remuneraciones.

BANCO DE GUAYAQUIL

MULTIBANCO

¡Sólidamente a su lado!

ITEM (1) (c): 2005 AND 2006 BALANCE SHEETS, INCOME STATEMENTS AND STATEMENTS OF CHANGES IN FINANCIAL CONDITION

English translation

BG BASIC INFORMATION

December 31st, 2005

LEGAL NAME:	Banco de Guayaquil S.A.
FOUNDATION DATE:	December 20th, 1923 (82 years)
TOTAL ASSETS + NET CONTINGENTS (THOUSANDS$):	$1,510,929
MARKET SHARE (ACT + NET. CONT.):	13.89%
SOCIAL CAPITAL (THOUSANDS$):	$60,000
EQUITY (MILES$):	$101,586
SOLVENCY:	11.20%
SHARE PRICE:	$2.50
MARKET CAPITALIZATION:	$150,000,000
TOTAL SALES 2005 (THOUSANDS$)	$139,496
ROE (AVERAGE EQUITY):	20,17%
NUMBER OF ACTIVE CLIENTS:	401,853
OFFICES:	115
NUMBRE OF EMPLOYEES:	1808
RISK RATING:	AA+
EXTERNAL AUDITOR	Price WaterhouseCoopers

ADMINISTRADORA DE FONDOS
BALANCE SHEET
JANUARY 31ST, 2006
(American Dollars)

ADMINISTRADORA DE FONDOS Y FIDEICOMISOS BG
BANCO DE GUAYAQUIL

Assets		Liability and equity	
Available Funds	16.134	Accounts Payable	132.122
Investments	1.716.576		
Accounts Receivable	122.874	Equity	1.892.677
Property and Equipment	41.805	*Period Profit*	104.753
Other Assets	127.410		
Total Assets	**2.024.800**	**Total Liabilities and Equity**	**2.024.800**
Order Accounts	194.324.048		

ADMINISTRADORA DE FONDOS
BALANCE SHEET
FEBRUARY 28TH, 2006
(American Dollars)

ADMINISTRADORA DE FONDOS Y FIDEICOMISOS BG
BANCO DE GUAYAQUIL

Assets	
Available Funds	3.210
Investments	1.743.948
Accounts Receivable	194.198
Property and Equipment	40.590
Other Assets	127.707
Total Assets	**2.109.653**
Order Accounts	202.983.809

Liability and equity	
Immediate Obligations	730
Accounts Payable	142.213
Equity	1.966.711
Period Profit	178.787
Total Liabilities and Equity	**2.109.653**

ADMINISTRADORA DE FONDOS
BALANCE SHEET
MARCH 31ST, 2006
(American Dollars)

ADMINISTRADORA DE FONDOS Y FIDEICOMISOS SA
BANCO DE GUAYAQUIL

Assets		Liability and equity	
Available Funds	7.018	Immediate Obligations	90.286
Investments	1.810.661	Accounts Payable	0
Accounts Receivable	191.437		
Property and Equipment	39.375	Equity	2.056.257
Other Assets	98.052	*Period Profit*	268.333
Total del activo	**2.146.542**	**Total Liabilities and Equity**	**2.146.542**
Order Accounts	206.447.202		

ADMINISTRADORA DE FONDOS
PROFIT AND LOSS STATEMENT
JANUARY 31ST, 2006
(American Dollars)

ADMINISTRADORA DE FONDOS Y FIDEICOMISOS BG
BANCO DE GUAYAQUIL

Financial Income		
Interest Earned	5.424	
Commissions Earned	164.455	
Financial Gains	-	
Transactional Income	-	169.879
Financial Expenses		
Interest Expenses	-	
Commissions Paid	-	
Financial Losses	-	-
Financial Margin		169.879
Other Operational Income		-
Operational Expenses		
Operation Expenses	(47.072)	
Other Operation Expenses	-	(47.072)
Operational Margion before allowance, depreciation and amortization		122.807
Allowance, depreciation and amortization		
Allowance	(9.795)	
Depreciation	(1.215)	
Amortization	-	(11.010)
Operational Margin		111.797
Non Operational Income and Expenses		1.527
Profit before taxes and participations		113.323
Employees Profit Participation		(3.500)
Income Tax		(5.070)
Period Profit		**104.753**

ADMINISTRADORA DE FONDOS
PROFIT AND LOSS STATEMENT
FEBRUARY 28TH, 2006
(American Dollars)

ADMINISTRADORA DE FONDOS Y FIDEICOMISOS BG
BANCO DE GUAYAQUIL

Financial Income		
Interest Earned	10.206	
Commissions Earned	311.500	
Financial Gains	-	
Transactional Income	-	321.706
Financial Expenses		
Interest Expenses	-	
Commissions Paid	-	
Financial Losses	-	-
Financial Margin		321.706
Other Operational Income		-
Operational Expenses		
Operation Expenses	(105.392)	
Other Operation Expenses	-	(105.392)
Operational Margion before allowance, depreciation and amortization		216.314
Allowance, depreciation and amortization		
Allowance	(19.625)	
Depreciation	(2.510)	(22.135)
Amortization	-	
Operational Margin		194.179
Non Operational Income and Expenses		1.748
Profit before taxes and participations		195.927
Employees Profit Participation		(7.000)
Income Tax		(10.140)
Period Profit		**178.787**

ADMINISTRADORA DE FONDOS
PROFIT AND LOSS STATEMENT
MARCH 31ST, 2006
(American Dollars)

ADMINISTRADORA DE FONDOS Y FIDEICOMISOS BG
BANCO DE GUAYAQUIL

Financial Income		
Interest Earned	15.610	
Commissions Earned	462.422	
Financial Gains	-	
Transactional Income	-	478.033
Financial Expenses		
Interest Expenses	-	
Commissions Paid	(24)	
Financial Losses	(6)	(30)
Financial Margin		478.002
Other Operational Income		-
Operational Expenses		
Operation Expenses	(154.177)	
Other Operation Expenses	-	(154.177)
Operational Margion before allowance, depreciation and amortization		323.825
Allowance, depreciation and amortization		
Allowance	(27.807)	
Depreciation	(3.645)	(31.452)
Amortization	-	
Operational Margin		292.374
Non Operational Income and Expenses		2.241
Profit before taxes and participations		294.615
Employees Profit Participation		(10.613)
Income Tax		(15.669)
Period Profit		**268.333**

PROFITS AND LOSSES STATEMENT
ACUMULATED FIGURES - THOUSANDS OF DOLLARS

FINANCIAL INCOME
Interest Earned
Commissions Earned
Income for Past Due Loans
Transactional Income
Financial Income

FINANCIAL EXPENSES
Innterest Paid
Commissions Paid
Financial Losses

FINANCIAL MARGIN

OPERATIONAL INCOME
Other Operational Income

OPERATIONAL EXPENSES
Personal Expenses
Operational Expenses

OTHER OPERATIONAL INCOME AND EXPENSES

Allowances, Depreciation and Amortization

OPERATIONAL MARGIN AFTER ALLOWANCES

NOT OPERATIONALINCOME AND EXPENSES
Extraordinary Income
Extraordinary Expenses

PROFIT BEFORE TAXES
Taxes and Employees Profit Sharing

PROFIT AVAILABLE FOR SHAREHOLDERS

BALANCE SHEET
THOUSANDS OF DOLLARS
JAN-06
ASSETS
Available Funds
Cash
Deposits for Government request
Banks and other Financial Institutions
Immediate payment effect
In transit cash
Inter Bank Lending
Investments
Investments
Reserves for Investments
Loan Portfolio
Current Loan Portfolio
Portfolio not Accruing Interest or Income
Past due loans
Allowance for loan losses
Debtors by Acceptance
Accounts Receivables
Foreclosed Property
Property and Equipment
Other Assets
Investments and Participations
Trust funds rights
Brought forward Expenses and payments
Expenses
Materials and Merchandise
Other Assets Accounts
Allowence for Other Assets

Liabilities
Customer Liabilities
Deposits at sight
Current Accounts
Saving Accounts
Other Deposits
Report Operations
Time Deposits
Deposits in Warranty
Inter Bank Operations
Immediate Obligations
Outstanding Acceptances
Accounts Payable
Financial Obligations
Outstanding Securities
Convertible Securities and Equity Contributions
Other Liabilities

Equity
Social capital
Premium or Discounts in Issued Shares
Reserves
Other equity contributions
Capital Surplus
Net Income
Period Net Income

TOTAL LIABILITIES + EQUITY

CONTINGENT
TOTAL ASSETS + CONTINGENTS

BALANCE SHEET

THOUSANDS OF DOLLARS

JAN - 06

ASSETS		**1.388.686**
11	**Available Funds**	**341.319**
1101	Cash	31.739
1102	Deposits for Government request	22.204
1103	Banks and other Financial Institutions	266.247
1104	Immediate payment effect	19.587
1105	In transit cash	1.542
12	**Inter Bank Lending**	0
13	**Investments**	285.733
	Investments	306.061
1399	Reserves for Investments	-20.328
14	**Loan Portfolio**	**550.683**
	Current Loan Portfolio	553.455
	Portfolio not Accruing Interest or Income	6.506
	Past due loans	6.041
1499	Allowance for loan losses	-15.319
15	**Debtors by Acceptance**	**16.710**
16	**Accounts Receivables**	**53.251**
17	**Foreclosed Property**	**15.623**
18	**Property and Equipment**	**71.151**
19	**Other Assets**	**54.216**
1901	Investments and Participations	10.911
1902	Trust funds rights	29.840
1904	Brought forward Expenses and payments	5.138
1905	Expenses	11.282
1906	Materials and Merchandise	374
1990	Other Assets Accounts	1.129
1999	Allowence for Other Assets	-4.458

Liabilities		**1.284.569**
21	**Customer Liabilities**	**979.725**
2101	Deposits at sight	652.461
	Current Accounts	345.009
	Saving Accounts	262.443
	Other Deposits	45.009
2102	Report Operations	0
2103	Time Deposits	327.264
2104	Deposits in Warranty	0
22	**Inter Bank Operations**	0
23	**Immediate Obligations**	2.867
24	**Outstanding Acceptances**	16.710
25	**Accounts Payable**	30.054
26	**Financial Obligations**	235.790
27	**Outstanding Securities**	4
28	**Convertible Securities and Equity Contribu**	15.000
29	**Other Liabilities**	**4.419**

	Equity	**104.117**
31	**Social capital**	60.000
32	**Premium or Discounts in Issued Shares**	0
33	**Reserves**	6.136
34	**Other equity contributions**	0
35	**Capital Surplus**	16.513
36	**Net Income**	18.937
	Period Net Income	**2.531**
	TOTAL LIABILITIES + EQUITY	**1.388.686**
64	**CONTINGENT**	351.314
	TOTAL ASSETS + CONTINGENTS	**1.739.999**

PROFIT AND LOSS STATEMENT
ACUMULATED FIGURES - THOUSANDS OF DOLLARS
JAN - 06

	FINANCIAL INCOME	**10.434**
51-510430	Interest Earned	6.179
52	Commissions Earned	2.088
510430	Income for Past Due Loans	193
54	Transactional Income	1.666
53	Financial Income	307
	FINANCIAL EXPENSES	**2.804**
41	Innterest Paid	2.536
42	Commissions Paid	238
43	Financial Losses	30
	FINANCIAL MARGIN	**7.630**
	OPERATIONAL INCOME	**2.045**
55	Other Operational Income	2.045
	OPERATIONAL EXPENSES	**5.146**
4501	Personal Expenses	1.684
45-(4501,4505,4506)	Operational Expenses	3.463
	OTHER OPERATIONAL INCOME AND EXPENSES	**4.528**
44+ 4505+4506	Allowances, Depreciation and Amortization	2.300
	OPERATIONAL MARGIN AFTER ALLOWANCES	**2.228**
	NOT OPERATIONALINCOME AND EXPENSES	**303**
56+57+58	Extraordinary Income	595
46+47	Extraordinary Expenses	292
	PROFIT BEFORE TAXES	**2.531**
48	Taxes and Employees Profit Sharing	0
	PROFIT AVAILABLE FOR SHAREHOLDERS	**2.531**

BALANCE SHEET

THOUSANDS OF DOLLARS

FEB - 06

	ASSETS	**1.408.341**
11	**Available Funds**	**360.592**
1101	Cash	30.989
1102	Deposits for Government request	37.137
1103	Banks and other Financial Institutions	269.502
1104	Immediate payment effect	21.818
1105	In transit cash	1.147
12	**Inter Bank Lending**	0
13	**Investments**	284.916
	Investments	306.184
1399	Reserves for Investments	-21.268
14	**Loan Portfolio**	**556.612**
	Current Loan Portfolio	557.147
	Portfolio not Accruing Interest or Income	7.739
	Past due loans	7.337
1499	Allowance for loan losses	-15.610
15	**Debtors by Acceptance**	**16.401**
16	**Accounts Receivables**	**49.197**
17	**Foreclosed Property**	**15.713**
18	**Property and Equipment**	**70.931**
19	**Other Assets**	**53.978**
1901	Investments and Participations	11.209
1902	Trust funds rights	29.838
1904	Brought forward Expenses and payments	4.920
1905	Expenses	11.159
1906	Materials and Merchandise	374
1990	Other Assets Accounts	935
1999	Allowence for Other Assets	-4.458

	Liabilities	**1.309.653**
21	**Customer Liabilities**	**997.502**
2101	Deposits at sight	660.675
	Current Accounts	354.305
	Saving Accounts	259.840
	Other Deposits	46.530
2102	Report Operations	0
2103	Time Deposits	336.826
2104	Deposits in Warranty	0
22	**Inter Bank Operations**	0
23	**Immediate Obligations**	3.635
24	**Outstanding Acceptances**	16.401
25	**Accounts Payable**	38.425
26	**Financial Obligations**	234.277
27	**Outstanding Securities**	4
28	**Convertible Securities and Equity Contributions**	15.000
29	**Other Liabilities**	**4.409**

	Equity	**98.688**
31	**Social capital**	60.000

32 Premium or Discounts in Issued Shares	0
33 Reserves	15.604
34 Other equity contributions	0
35 Capital Surplus	16.513
36 Net Income	1.968
Period Net Income	**4.603**
TOTAL LIABILITIES + EQUITY	**1.408.341**
64 CONTINGENT	340.218
TOTAL ASSETS + CONTINGENTS	**1.748.559**

PROFIT AND LOSS STATEMENT
ACUMULATED FIGURES - THOUSANDS OF DOLLARS
FEB - 06

	FINANCIAL INCOME	**19.948**
51-510430	Interest Earned	11.884
52	Commissions Earned	3.907
510430	Income for Past Due Loans	359
54	Transactional Income	3.211
53	Financial Income	587
	FINANCIAL EXPENSES	**5.373**
41	Innterest Paid	4.873
42	Commissions Paid	445
43	Financial Losses	54
	FINANCIAL MARGIN	**14.575**
	OPERATIONAL INCOME	**4.197**
55	Other Operational Income	4.197
	OPERATIONAL EXPENSES	**10.134**
4501	Personal Expenses	3.477
45-(4501,4505,4506)	Operational Expenses	6.657
	OTHER OPERATIONAL INCOME AND EXPENSES	**8.638**
44+ 4505+4506	Allowances, Depreciation and Amortization	4.713
	OPERATIONAL MARGIN AFTER ALLOWANCES	**3.925**
	NOT OPERATIONALINCOME AND EXPENSES	**678**
56+57+58	Extraordinary Income	1.001
46+47	Extraordinary Expenses	323
	PROFIT BEFORE TAXES	**4.603**
48	Taxes and Employees Profit Sharing	0
	PROFIT AVAILABLE FOR SHAREHOLDERS	**4.603**

BALANCE SHEET

THOUSANDS OF DOLLARS

MAR - 06

	ASSETS		**1.428.767**
11	**Available Funds**		**313.840**
1101		Cash	28.638
1102		Deposits for Government request	39.103
1103		Banks and other Financial Institutions	225.773
1104		Immediate payment effect	19.024
1105		In transit cash	1.302
12	**Inter Bank Lending**		0
13	**Investments**		337.509
		Investments	359.082
1399		Reserves for Investments	-21.573
14	**Loan Portfolio**		**572.044**
		Current Loan Portfolio	573.968
		Portfolio not Accruing Interest or Income	6.420
		Past due loans	8.134
1499		Allowance for loan losses	-16.478
15	**Debtors by Acceptance**		**15.338**
16	**Accounts Receivables**		**49.349**
17	**Foreclosed Property**		**15.351**
18	**Property and Equipment**		**70.755**
19	**Other Assets**		**54.581**
1901		Investments and Participations	11.499
1902		Trust funds rights	25.428
1904		Brought forward Expenses and payments	5.091
1905		Expenses	11.318
1906		Materials and Merchandise	353
1990		Other Assets Accounts	939
1999		Allowence for Other Assets	-48

	LIABILITIES		**1.326.670**
21	**Customer Liabilities**		**1.014.520**
2101		Deposits at sight	675.887
		Current Accounts	380.518
		Saving Accounts	261.150
		Other Deposits	34.219
2102		Report Operations	0
2103		Time Deposits	338.632
2104		Deposits in Warranty	0
22	**Inter Bank Operations**		0
23	**Immediate Obligations**		3.324
24	**Outstanding Acceptances**		15.338
25	**Accounts Payable**		29.280
26	**Financial Obligations**		243.666
27	**Outstanding Securities**		4
28	**Convertible Securities and Equity Contributions**		15.000
29	**Other Liabilities**		**5.539**

	EQUITY		**102.096**
31	**Social capital**		70.000

32 Premium or Discounts in Issued Shares	0
33 Reserves	7.542
34 Other equity contributions	0
35 Capital Surplus	16.513
36 Net Income	31
Period Net Income	**8.011**
TOTAL LIABILITIES + EQUITY	**1.428.767**
64 CONTINGENT	332.533
TOTAL ASSETS + CONTINGENTS	**1.761.300**

PROFIT AND LOSS STATEMENT
ACUMULATED FIGURES - THOUSANDS OF DOLLARS
MAR - 06

	FINANCIAL INCOME	**30.788**
51-510430	Interest Earned	18.200
52	Commissions Earned	6.166
510430	Income for Past Due Loans	556
54	Transactional Income	4.974
53	Financial Income	891
	FINANCIAL EXPENSES	**8.188**
41	Innterest Paid	7.400
42	Commissions Paid	708
43	Financial Losses	80
	FINANCIAL MARGIN	**22.600**
	OPERATIONAL INCOME	**6.709**
55	Other Operational Income	6.709
	OPERATIONAL EXPENSES	**15.093**
4501	Personal Expenses	5.267
45-(4501,4505,4506)	Operational Expenses	9.826
	OTHER OPERATIONAL INCOME AND EXPENSES	**14.215**
44+ 4505+4506	Allowances, Depreciation and Amortization	7.372
	OPERATIONAL MARGIN AFTER ALLOWANCES	**6.844**
	NOT OPERATIONALINCOME AND EXPENSES	**1.167**
56+57+58	Extraordinary Income	1.540
46+47	Extraordinary Expenses	373
	PROFIT BEFORE TAXES	**8.011**
48	Taxes and Employees Profit Sharing	0
	PROFIT AVAILABLE FOR SHAREHOLDERS	**8.011**

CASA DE VALORES
BALANCE SHEET
JANUARY 31ST, 2006
(American Dollars)

MULTIVALORES BG
BANCO DE GUAYAQUIL

Assets		**Liability and equity**	
Available Funds	374.694	Accounts Payable	373.359
Investments	611.431	Equity	748.256
Debtors for acceptations	57	*Period Profit*	26.894
Accounts Receivable	29.119		
Other Assets	106.315		
Total Assets	**1.121.615**	**Total Liabilities and Equity**	**1.121.615**
Order Accounts	5.188.184		

CASA DE VALORES
BALANCE SHEET
FEBRUARY 28TH, 2006
(American Dollars)

MULTIVALORES BG
BANCO DE GUAYAQUIL

Assets

Available Funds	187.190
Investments	590.007
Debtors for acceptations	16.998
Accounts Receivable	43.514
Other Assets	102.957
Total Assets	**940.667**
Order Accounts	5.368.737

Liability and equity

Accounts Payable	164.783
Equity	775.885
Period Profit	54.523
Total Liabilities and Equity	**940.667**

CASA DE VALORES
BALANCE SHEET
MARCH 31ST, 2006
(American Dollars)

MULTIVALORES BG
BANCO DE GUAYAQUIL

Assets		Liability and equity	
Available Funds	466.327	Accounts Payable	362.307
Investments	557.571	Equity	798.897
Debtors for acceptations	0	*Period Profit*	77.535
Accounts Receivable	32.917		
Other Assets	104.389		
Total Assets	**1.161.204**	**Total Liabilities and Equity**	**1.161.204**
Order Accounts	5.512.357		

CASA DE VALORES
PROFIT AND LOSS STATEMENT
JANUARY 31ST, 2006
(American Dollars)

MULTIVALORES BG
BANCO DE GUAYAQUIL

Financial Income		
Interest Earned	2.334	
Commissions Earned	33.161	
Financial Gains	4.860	
Transactional Income	884	41.240
Financial Expenses		
Interest Expenses	-	
Commissions Paid	(954)	
Financial Losses	-	(954)
Financial Margin		40.286
Other Operational Income		-
Operational Expenses		
Operation Expenses	(10.565)	
Other Operation Expenses	-	(10.565)
Operational Margion before allowance, depreciation and amortization		29.721
Allowance, depreciation and amortization		
Allowance	-	
Depreciation	(200)	
Amortization	-	(200)
Operational Margin		29.521
Non Operational Income and Expenses		0
Profit before taxes and participations		29.521
Employees Profit Participation		(1.043)
Income Tax		(1.584)
Period Profit		**26.894**

CASA DE VALORES
PROFIT AND LOSS STATEMENT
FEBRUARY 28TH, 2006
(American Dollars)

MULTIVALORES BG
BANCO DE GUAYAQUIL

Financial Income		
Interest Earned	4.787	
Commissions Earned	70.844	
Financial Gains	7.629	
Transactional Income	1.649	84.909
Financial Expenses		
Interest Expenses	-	
Commissions Paid	(2.310)	
Financial Losses	-	(2.310)
Financial Margin		82.599
Other Operational Income		0
Operational Expenses		
Operation Expenses	(22.422)	
Other Operation Expenses	-	(22.422)
Operational Margion before allowance, depreciation and amortization		60.177
Allowance, depreciation and amortization		
Allowance	-	
Depreciation	(400)	
Amortization	-	(400)
Operational Margin		59.777
Non Operational Income and Expenses		0
Profit before taxes and participations		59.777
Employees Profit Participation		(2.086)
Income Tax		(3.168)
Period Profit		**54.523**

CASA DE VALORES
PROFIT AND LOSS STATEMENT
MARCH 31ST, 2006
(American Dollars)

MULTIVALORES BG
BANCO DE GUAYAQUIL

Financial Income		
Interest Earned	13.227	
Commissions Earned	97.243	
Financial Gains	11.445	
Transactional Income	2.437	124.352
Financial Expenses		
Interest Expenses	-	
Commissions Paid	(3.940)	
Financial Losses	-	(3.940)
Financial Margin		120.413
Other Operational Income		-
Operational Expenses		
Operation Expenses	(34.397)	
Other Operation Expenses	-	(34.397)
Operational Margion before allowance, depreciation and amortization		86.016
Allowance, depreciation and amortization		
Allowance	-	
Depreciation	(600)	
Amortization	-	(600)
Operational Margin		85.416
Non Operational Income and Expenses		-
Profit before taxes and participations		85.416
Employees Profit Participation		(3.129)
Income Tax		(4.752)
Period Profit		**77.535**

GUAYAQUIL BANK
BALANCE SHEET
JANUARY 31ST, 2006
(American Dollars)

GUAYAQUIL BANK & TRUST
BANCO DE GUAYAQUIL

Assets		**Liability and equity**	
Available Funds	39.593.687	Customer Liabilities	52.641.215
Investments	3.615.851	Immediate Obligations	0
Loan Portfolio	31.906.406	Outstanding Acceptances	0
Debtors for acceptations	0	Accounts Payable	35.550
Accounts Receivable	528.896	Financial Obligations	20.000.000
Foreclosed Property	0	Outstanding Securities	0
		Convertible securities and Equity for future capitalizations	0
Property and Equipment	35.822		
Other Assets	393.691	Other Liabilities	0
		Equity	3.397.589
		Period Profit	1.236
Total Assets	**76.074.354**	**Total Liabilities and Equity**	**76.074.354**
Contingent Accounts	2.400		
Order Accounts	2.155.507		

GUAYAQUIL BANK
BALANCE SHEET
FEBRUARY 28TH, 2006
(American Dollars)

GUAYAQUIL BANK & TRUST
BANCO DE GUAYAQUIL

Assets		Liability and equity	
Available Funds	39.901.710	Customer Liabilities	54.654.306
Investments	3.356.058	Immediate Obligations	0
Loan Portfolio	33.900.185	Outstanding Acceptances	0
Debtors for acceptations	0	Accounts Payable	37.138
Accounts Receivable	532.554	Financial Obligations	20.000.000
Foreclosed Property	0	Outstanding Securities	0
		Convertible securities and Equity for future capitalizations	0
Property and Equipment	32.670		
Other Assets	366.691	Other Liabilities	0
		Equity	3.398.425
		Period Profit	2.072
Total Assets	**78.089.868**	**Total Liabilities and Equity**	**78.089.868**
Contingent Accounts	**2.400**		
Order Accounts	**1.883.715**		

GUAYAQUIL BANK
BALANCE SHEET
MARCH 31ST, 2006
(American Dollars)

GUAYAQUIL BANK & TRUST
BANCO DE GUAYAQUIL

Assets		**Liability and equity**	
Available Funds	38.758.903	Customer Liabilities	48.063.149
Investments	3.407.313	Immediate Obligations	0
Loan Portfolio	28.397.558	Outstanding Acceptances	0
Debtors for acceptations	0	Accounts Payable	35.296
Accounts Receivable	573.936	Financial Obligations	20.000.000
Foreclosed Property	0	Outstanding Securities	0
		Convertible securities and Equity for future capitalizations	0
Property and Equipment	29.518		
Other Assets	330.742	Other Liabilities	0
		Equity	3.399.525
		Period Profit	3.172
Total Assets	**71.497.970**	**Total Liabilities and Equity**	**71.497.970**

Contingent Accounts	**2.400**
Order Accounts	**1.350.164**

GUAYAQUIL BANK
PROFIT AND LOSS STATEMENT
JANUARY 31ST, 2006
(American Dollars)

GUAYAQUIL BANK & TRUST
BANCO DE GUAYAQUIL

Financial Income		
Interest Earned	152.269	
Commissions Earned	17.835	
Financial Gains	0	
Transactional Income	5.851	175.955
Financial Expenses		
Interest Expenses	(83.177)	
Commissions Paid	(1.790)	
Financial Losses	-	(84.967)
Financial Margin		90.988
Other Operational Income		-
Operational Expenses		
Operation Expenses	(52.230)	
Other Operation Expenses	-	(52.230)
Operational Margion before allowance, depreciation and amortization		38.758
Allowance, depreciation and amortization		
Allowance	-	
Depreciation	(3.152)	
Amortization	(35.649)	(38.801)
Operational Margin		-43
Non Operational Income and Expenses		1.279
Period Profit		***1.236***

GUAYAQUIL BANK
PROFIT AND LOSS STATEMENT
FEBRUARY 28TH, 2006
(American Dollars)

GUAYAQUIL BANK & TRUST
BANCO DE GUAYAQUIL

Financial Income		
Interest Earned	432.785	
Commissions Earned	31.416	
Financial Gains	0	
Transactional Income	9.903	474.105
Financial Expenses		
Interest Expenses	(157.520)	
Commissions Paid	(3.136)	
Financial Losses	-	(160.656)
Financial Margin		313.449
Other Operational Income		-
Operational Expenses		
Operation Expenses	(234.297)	
Other Operation Expenses	-	(234.297)
Operational Margion before allowance, depreciation and amortization		79.152
Allowance, depreciation and amortization		
Allowance	-	
Depreciation	(6.304)	
Amortization	(73.451)	(79.756)
Operational Margin		-604
Non Operational Income and Expenses		2.675
Period Profit		***2.072***

GUAYAQUIL BANK
PROFIT AND LOSS STATEMENT
MARCH 31ST, 2006
(American Dollars)

GUAYAQUIL BANK & TRUST
BANCO DE GUAYAQUIL

Financial Income		
Interest Earned	621.207	
Commissions Earned	48.082	
Financial Gains	0	
Transactional Income	14.102	683.391
Financial Expenses		
Interest Expenses	(228.953)	
Commissions Paid	(4.737)	
Financial Losses	-	(233.690)
Financial Margin		449.701
Other Operational Income		-
Operational Expenses		
Operation Expenses	(331.336)	
Other Operation Expenses	-	(331.336)
Operational Margion before allowance, depreciation and amortization		118.365
Allowance, depreciation and amortization		
Allowance	(55.000)	
Depreciation	(9.456)	
Amortization	(109.739)	(174.196)
Operational Margin		(55.830)
Non Operational Income and Expenses		59.003
Period Profit		***3.172***

RIO GUAYAS COMPAÑÍA DE SEGUROS S.A.
BALANCE SHEET
JANUARY 31ST, 2006
(American Dollars)

RIO GUAYAS
COMPAÑÍA DE SEGUROS Y REASEGUROS S.A.

Assets	
Available Funds	755.929
Investments	4.940.925
Accounts Receivable	2.673.692
Property and Equipment	232.257
Other Assets	1.138.664
Total Assets	**9.741.467**
Order Accounts	19.935.730

Liabilities and Equity	
Accounts Payable	3.897.798
Financial Obligations	624
Other Liabilities	2.796.971
Equity	3.046.074
Period Profit	162.224
Total Liability and Equity	**9.741.467**

RIO GUAYAS COMPAÑÍA DE SEGUROS S.A.
BALANCE SHEET
FEBRUARY 28TH, 2006
(American Dollars)

RIO GUAYAS
COMPAÑÍA DE SEGUROS Y REASEGUROS S.

Assets		Liabilities and Equity	
Available Funds	190.990	Accounts Payable	4.324.461
Investments	5.407.007	Financial Obligations	0
Accounts Receivable	3.516.618	Other Liabilities	2.863.079
Property and Equipment	230.215	Equity	3.226.372
Other Assets	1.069.083	*Period Profit*	342.522
Total Assets	**10.413.913**	**Total Liability and Equity**	**10.413.913**
Order Accounts	19.935.730		

RIO GUAYAS COMPAÑÍA DE SEGUROS S.A.
BALANCE SHEET
MARCH 31ST, 2006
(American Dollars)

RIO GUAYAS
COMPAÑÍA DE SEGUROS Y REASEGUROS S.

Assets		Liabilities and Equity	
Available Funds	398.038	Accounts Payable	4.745.217
Investments	5.285.223	Financial Obligations	0
Accounts Receivable	4.189.730	Other Liabilities	2.797.139
Property and Equipment	228.387	Equity	3.556.183
Other Assets	997.161	*Period Profit*	672.332
Total Assets	**11.098.538**	**Total Liability and Equity**	**11.098.538**
Order Accounts	20.353.983		

RIO GUAYAS COMPAÑÍA DE SEGUROS S.A.
PROFIT AND LOSS STATEMENT
JANUARY 31ST, 2006
(American Dollars)

RIO GUAYA
COMPAÑIA DE SEGUROS Y REASEGUROS

Financial Income		
Interest Earned	26.933	
Commissions Earned	175.448	202.382
Financial Expenses		
Interest Expenses	-1.760	
Commissions Paid	-118.969	-120.729
Financial Profit		81.653
Operational Expenses		-111.210
Operation Expenses	-111.210	
Operational Profit before allowance, depreciation and amortization		-29.558
ALLOWANCE, DEPRECIATION AND AMORTIZATION		-2.096
Depreciation	-2.096	
OPERATIONAL PROFIT		-31.653
Not Operational Income and Expenses		193.877
Other Income	4.162	
Not operating results	4.419.597	
Other expenses and losses	4.229.882	
Period Profit		***162.224***

RIO GUAYAS COMPAÑÍA DE SEGUROS S.A.
PROFIT AND LOSS STATEMENT
FEBRUARY 28TH, 2006
(American Dollars)

Financial Income		
Interest Earned	51.644	
Commissions Earned	377.355	428.999
Financial Expenses		
Interest Expenses	-3.020	
Commissions Paid	-247.325	-250.345
Financial Profit		178.654
Operational Expenses		-218.606
Operation Expenses	-218.606	
Operational Profit before allowance, depreciation and amortization		-39.952
ALLOWANCE, DEPRECIATION AND AMORTIZATION		-4.413
Depreciation	-4.413	
OPERATIONAL PROFIT		-44.365
Not Operational Income and Expenses		386.887
Other Income	8.895	
Not operating results	8.816.678	
Other expenses and losses	8.438.686	
Period Profit		***342.522***

RIO GUAYAS COMPAÑÍA DE SEGUROS S.A.
PROFIT AND LOSS STATEMENT
MARCH 31ST, 2006
(American Dollars)

RIO GUAYA
COMPAÑIA DE SEGUROS Y REASEGUROS

Financial Income		
Interest Earned	77.922	
Commissions Earned	757.392	835.314
Financial Expenses		
Interest Expenses	-4.448	
Commissions Paid	-505.893	-510.340
Financial Profit		324.974
Operational Expenses		-370.853
Operation Expenses	-370.853	
Operational Profit before allowance, depreciation and amortization		-45.879
ALLOWANCE, DEPRECIATION AND AMORTIZATION		-6.853
Depreciation	-6.853	
OPERATIONAL PROFIT		-52.732
Not Operational Income and Expenses		725.064
Other Income	23.397	
Not operating results	14.577.674	
Other expenses and losses	13.876.007	
Period Profit		***672.332***

BALANCE SHEET

DESCRIPTION	THOUSANDS OF US$
ASSETS	**1.416.971**
11 AVAILABLE FUNDS	376.553
13 INVESTMENTS	286.205
14 LOAN PORTFOLIO	545.507
15 DEBTOR BY ACCEPTATIONS	16.331
16 ACCOUNTS RECEIVABLES	49.787
17 FORECLOSED PROPERTY	15.535
18 PROPERTY AND EQUIPMENT	71.397
19 OTHER ASSETS	55.656
TOTAL CONTINGENT ACCOUNTS	**363.488**

BALANCE SHEET

DESCRIPTION	THOUSANDS OF US$
LIABILITIES	**1.315.385**
21 CUSTOMER LIABILITIES	1.013.556
23 IMMEDIATE OBLIGATIONS	5.032
24 OUTSTANDING ACCEPTANCES	16.331
25 ACCOUNTS PAYABLES	29.888
26 FINANCIAL OBLIGATIONS	230.171
27 OUTSTANDING SECURITIES	4
28 CONVERTIBLE SECURITIES AND EQUITY CONTRIBUTIONS	15.000
29 OTHER LIABILITIES	5.403

BALANCE SHEET

DESCRIPTION	THOUSANDS OF US$
EQUITY	**101.586**
31 EQUITY	60.000
33 RESERVES	6.136
35 CAPITAL SURPLUS	16.513
36 NET INCOME	18.937
PERIOD NET INCOME	16.969
TOTAL ORDER ACCOUNTS	**2.265.463**
DEBTORS	228.551
CREDITORS	2.036.912

INCOME AND LOSS STATEMENT

DESCRIPTION	THOUSANDS OF US$
FINANCIAL INCOME	**114.081**
Interests and Discounts Earned	68.305
Commissions Earned	24.106
Financial Earnings	2.824
Service Income	18.845
FINANCIAL EXPENSES	**31.337**
Interest Expense	27.707
Commissions Paid & Accrued	2.585
Financial Losses	1.045
GROSS FINANCIAL MARGIN	**82.744**

INCOME AND LOSS STATEMENT

DESCRIPTION	THOUSANDS OF US$
OPERATING INCOME	**26.026**
Other Operating Income	26.026
OPERATING EXPENSES	**53.725**
Operating Expenses	51.508
Other Operating Losses	2.217
OTHER OPERATING INCOME AND EXPENSES	**-27.699**
OPERATING EARNINGS BEFORE PROVISIONS	**55.044**

INCOME AND LOSS STATEMENT

DESCRIPTION	THOUSANDS OF US$
PROVISIONS, DEPRECIATIONS AND AMORTIZATIONS	39.913
NET OPERATING MARGIN	**15.131**
NON OPERATING INCOME AND EXPENSES	**8.895**
Other Income	9.203
Other Expenses and Losses	-309
EARNINGS BEFORE TAXES AND CONTRIBUTIONS	**24.026**
Employees profit sharing	3.699
INNFA Tax	407
Income Tax	2.951
EARNINGS AVAILABLE FOR SHAREHOLDERS	**16.969**

1

BANCO DE GUAYAQUIL
M U L T I B A N C O

BALANCE SHEET

ASSETS	SEPT 2004	SEPT 2005	VAR.	%
AVAILABLE FUNDS	181.325	343.593	162.268	89,49%
INTER-BANK LENDING	3.267	0	-3.267	-100,00%
INVESTMENTS	258.101	300.346	42.244	16,37%
NEGOTIATION	136.602	152.711	16.110	11,79%
AVAILABLE FOR SALE	13.344	354	-12.990	-97,35%
UNTIL DUE	108.318	156.759	48.441	44,72%
RESTRICTED DISPONIBILITY	6.833	8.360	1.527	22,35%
ALLOWANCE FOR PROTECTION OF SECURITIES	-6.996	-17.838	-10.843	155,00%
LOAN PORTFOLIO	439.246	493.634	54.388	12,38%
CURRENT LOAN PORTFOLIO	437.102	495.413	58.311	13,34%
PORTFOLIO NOT ACCRUING INTEREST OR INCOME	9.802	6.428	-3.374	-34,42%
PAST DUE LOANS.	19.291	12.893	-6.399	-33,17%
ALLOWANCE FOR LOAN LOSSES	-26.950	-21.100	5.850	-21,71%
DEBTORS FOR ACCEPTATIONS	8.948	13.537	4.590	51,29%
ACCOUNTS RECEIVABLE	47.795	46.726	-1.069	-2,24%
FORECLOSED PROPERTY	26.681	15.554	-11.127	-41,70%
PROPERTY AND EQUIPMENT	68.513	69.383	870	1,27%
OTHER ASSETS	38.921	55.059	16.138	41,46%
TOTAL ASSETS	1.072.797	1.337.832	265.035	24,71%
NET CONTINGENT ACCOUNTS	76.395	87.764	11.368	14,88%
TOTAL ASSETS AND NET CONTIGENT ACCOUNTS	1.149.192	1.425.595	276.403	24,05%

LIABILITIES	SEP 2004	SEP 2005	VAR.	%
CUSTOMER LIABILITIES	774.937	930.280	155.343	20,05%
INMEDIATE OBLIGATIONS	2.932	7.718	4.786	163,21%
OUTSTANDING ACCEPTANCES	8.948	13.537	4.589	51,29%
ACCOUNTS PAYABLE	20.797	26.578	5.781	27,80%
FINANCIAL OBLIGATIONS	158.197	243.555	85.358	53,96%
OUTSTANDING SECURITIES	4	4	0	0,00%
CONVERTIBLE SECURITIES AND EQUITY CONTRIBUTIONS	15.000	15.000	0	0,00%
OTHERS LIABILITIES	4.628	3.929	-699	-15,10%
TOTAL LIABILITIES	985.442	1.240.601	255.158	25,89%

EQUITY	SEP 2004	SEP 2005	VAR.	%
EQUITY	53.004	59.979	6.975	13,16%
PREMIUM OR DISCOUNT IN SHARE ISSUED	0	0	0	0,00%
RESERVES	5.142	6.136	994	19,33%
PAID IN CAPITAL	0	0	0	0,00%
CAPITAL SURPLUS	15.989	15.989	0	0,00%
NET INCOME	0	0	0	0,00%
	13.220	15.127	1.907	14,43%
TOTAL EQUITY	87.354	97.231	9.877	11,31%
TOTAL LIABILITIES AND EQUITY	1.072.797	1.337.832	265.035	24,71%

BANCO DE GUAYAQUIL
M U L T I B A N C O

PROFITS & LOSSES STATEMENT

INCOME	SEP 2004	SEP 2005	VAR.	%
INTEREST EARNED	49.816	53.964	4.148	8,33%
LOANS	41.203	41.094	-109	-0,26%
INVESTMENT	8.614	12.870	4.256	49,41%
COMMISSIONS EARNED	3.448	5.676	2.228	64,62%
EARNINGS BY SUBSIDIARY COMPANIES	548	2.151	1.603	292,47%
TRANSACTIONAL INCOME	29.041	39.439	10.398	35,80%
BANKING SERVICES	13.372	18.145	4.773	35,70%
CREDIT CARDS	15.669	21.294	5.625	35,90%
OTHER INCOME	584	528	-56	-9,64%
TOTAL INCOME	83.438	101.758	18.321	21,96%

EXPENSES	SEP 2004	SEP 2005	VAR.	%
INTEREST EXPENSES	18.482	18.765	283	1,53%
COMMISSION PAID & ACCRUED	331	682	351	106,11%
OPERATING EXPENSES	23.817	27.904	4.087	17,16%
CONTRIBUTIONS	3.544	4.963	1.419	40,04%
TRANSACTIONAL EXPENSES	9.121	10.653	1.532	16,80%
BANKING SERVICES	1.940	2.696	756	38,99%
CREDIT CARD	7.181	7.957	776	10,81%
DEPRECIATIONS	3.102	3.560	458	14,76%
OTHER EXPENSES	2.856	2.415	-440	-15,42%
TOTAL EXPENSES	61.253	68.943	7.690	12,56%
NET OPERATING MARGIN	22.185	32.815	10.630	47,92%
EXTRAORDINARY INCOME	2.896	6.510	3.613	124,75%
PROVISIONS AND AMORTIZATIONS	11.862	24.198	12.336	103,99%
PROFITS BEFORE EMPLOYEES PROFIT SHARING AND TAX PROVISIONS	13.219	15.127	1.908	14,43%

BANCO DE GUAYAQUIL
MULTIBANCO

BALANCE SHEET

ASSETS	JUNE 2004	JUNE 2005	VAR.	%
AVAILABLE FUNDS	138.657	310.420	171.763	123,88%
INTER-BANK LENDING	2.200	0	-2.200	-100,00%
INVESTMENTS	253.445	317.563	64.117	25,30%
NEGOTIATION	135.890	168.084	32.194	23,69%
AVAILABLE FOR SALE	13.401	13.453	53	0,39%
UNTIL DUE	105.373	141.135	35.762	33,94%
RESTRICTED DISPONIBILITY	5.868	8.091	2.223	37,88%
ALLOWANCE FOR PROTECTION OF SECURITIES	-7.087	-13.201	-6.115	86,28%
LOAN PORTFOLIO	409.082	474.304	65.222	15,94%
CURRENT LOAN PORTFOLIO	411.873	479.710	67.837	16,47%
PORTFOLIO NOT ACCRUING INTEREST OR INCOME	9.239	5.268	-3.972	-42,99%
PAST DUE LOANS.	16.190	7.994	-8.196	-50,62%
ALLOWANCE FOR LOAN LOSSES	-28.220	-18.668	9.552	-33,85%
DEBTORS FOR ACCEPTATIONS	6.052	13.537	7.485	123,68%
ACCOUNTS RECEIVABLE	47.880	47.117	-763	-1,59%
FORECLOSED PROPERTY	26.076	16.408	-9.668	-37,08%
PROPERTY AND EQUIPMENT	68.154	70.560	2.406	3,53%
OTHER ASSETS	37.934	41.653	3.719	9,80%
TOTAL ASSETS	989.480	1.291.561	302.081	30,53%
NET CONTINGENT ACCOUNTS	60.280	72.639	12.359	20,50%
TOTAL ASSETS AND NET CONTIGENT ACCOUNTS	1.049.760	1.364.201	314.440	29,95%

LIABILITIES	JUNE 2004	JUNE 2005	VAR.	%
CUSTOMER LIABILITIES	709.754	871.940	162.187	22,85%
INMEDIATE OBLIGATIONS	2.321	4.110	1.789	77,10%
OUTSTANDING ACCEPTANCES	6.052	13.537	7.485	123,68%
ACCOUNTS PAYABLE	18.776	19.317	541	2,88%
FINANCIAL OBLIGATIONS	149.967	272.583	122.617	81,76%
OUTSTANDING SECURITIES	4	4	0	0,00%
CONVERTIBLE SECURITIES AND EQUITY CONTRIBUTIONS	15.000	15.000	0	0,00%
OTHERS LIABILITIES	5.460	3.699	-1.762	-32,27%
TOTAL LIABILITIES	907.333	1.200.189	292.856	32,28%

EQUITY	JUNE 2004	JUNE 2005	VAR.	%
EQUITY	53.004	59.979	6.975	13,16%
PREMIUM OR DISCOUNT IN SHARE ISSUED	0	0	0	0,00%
RESERVES	5.142	6.136	994	19,33%
PAID IN CAPITAL	0	0	0	0,00%
CAPITAL SURPLUS	15.989	15.989	0	0,00%
NET INCOME	0	0	0	0,00%
	8.012	9.268	1.256	15,67%
TOTAL EQUITY	82.147	91.372	9.225	11,23%
TOTAL LIABILITIES AND EQUITY	989.480	1.291.561	302.081	30,53%

BANCO DE GUAYAQUIL
M U L T I B A N C O

PROFITS & LOSSES STATEMENT

INCOME	JUNE 2004	JUNE 2005	VAR.	%
INTEREST EARNED	33.754	36.549	2.794	8,28%
LOANS	27.422	26.623	-799	-2,91%
INVESTMENT	6.332	9.925	3.593	56,75%
COMMISSIONS EARNED	1.611	3.528	1.917	119,05%
EARNINGS BY SUBSIDIARY COMPANIES	26	1.441	1.415	5406,48%
TRANSACTIONAL INCOME	18.378	25.084	6.706	36,49%
BANKING SERVICES	8.528	11.303	2.775	32,54%
CREDIT CARDS	9.850	13.781	3.931	39,91%
OTHER INCOME	290	349	59	20,39%
TOTAL INCOME	54.058	66.950	12.892	23,85%

EXPENSES	JUNE 2004	JUNE 2005	VAR.	%
INTEREST EXPENSES	12.788	11.970	-818	-6,40%
COMMISSION PAID & ACCRUED	175	341	166	95,27%
OPERATING EXPENSES	15.532	19.369	3.837	24,70%
CONTRIBUTIONS	1.956	2.370	413	21,13%
TRANSACTIONAL EXPENSES	5.819	6.955	1.136	19,52%
BANKING SERVICES	1.254	1.598	344	27,46%
CREDIT CARD	4.566	5.357	792	17,34%
DEPRECIATIONS	2.063	2.348	285	13,80%
OTHER EXPENSES	2.043	1.596	-447	-21,87%
TOTAL EXPENSES	40.377	44.948	4.571	11,32%
NET OPERATING MARGIN	13.682	22.002	8.321	60,82%
EXTRAORDINARY INCOME	2.896	2.702	-195	-6,73%
PROVISIONS AND AMORTIZATIONS	8.566	15.436	6.870	80,20%
PROFITS BEFORE EMPLOYEES PROFIT SHARING AND TAX PROVISIONS	8.012	9.268	1.256	15,68%